
AUTOMATE
INNOVATE
EDUCATE

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

ANNUAL REPORT 2016-17

AUTOMATE. INNOVATE. EDUCATE.

A timeless beacon towards our future

At the National Archaeological Museum in Athens, Greece, sit three seemingly unremarkable bronze parts, covered in a greenish patina. Together with missing pieces, they represent one of the most complex and sophisticated examples of ancient engineering known to man. This 2,000-year-old marvel is believed to have had 30 interlocking gearwheels, with epicyclical gearing, a crankshaft, and rotating hands. Named for the Greek island near which it was discovered inside the wreckage of a ship, the Antikythera mechanism is considered the world's first 'computer'. Built to calculate and display information about astronomical phenomena, the technologies used in it were unique for its time, the likes of which were not seen again for a millennium.

From the invention of the arrowhead, to the bicycle, the printing press, and the digital computer, the primary goal for technology has always been to simplify and automate complicated or onerous tasks for humans, so that the resulting efficiencies could be applied elsewhere — towards innovation, and the achievement of loftier goals. Today, when we develop breakthrough technologies like artificial intelligence and machine learning to automate mundane cognitive tasks, we accelerate progress by enabling the application of human effort and ingenuity towards finding innovative solutions to even bigger unsolved problems. Meanwhile, these innovative solutions lead to the next phase of automation. Automation and Innovation are intertwined like the facets of a Mobius strip, locked into a continuous virtuous cycle of progress.

If Innovation is the engine that powers the vehicle of progress, and Automation the fuel that feeds it, then Education is the context that surrounds them — the routes, the maps, the vistas, the pitfalls, and the destinations. By sharing our knowledge and experiences with the rest of the world, and with future generations, we help to scale and sustain the virtuous cycle. Taken together, Automation, Innovation and Education form the basis of all hope, all progress, and of ultimate transcendence from human suffering.

The amazing Antikythera mechanism is for us more than an interesting historical artifact. It is a timeless beacon from our ancestors, and a testament to the human spirit of invention, ambition, and dedication to relentless progress. Within it, we witness the synergy between Automation, Innovation and Education — the pillars of our strategy, and our guiding themes for this year's Annual Report.



CULTIVATING THE POWER OF AUTOMATION

A view of our one-acre model farm at the Hyderabad Pocharam campus, where we have implemented our digital agriculture solution. In addition to using automation to design a unique real-time irrigation capability, the solution also deploys sensors to detect vital parameters, such as soil moisture, ambient temperature and humidity, besides employing drones fitted with cameras for real-time monitoring. The solution leverages Big Data analytics to deliver actionable and timely insights to stakeholders across the agriculture value chain.

LEVERAGING AUTOMATION TO TRANSCEND THE MUNDANE

Many things that were seen as unique and innovative even in the recent past are commonplace today. Technological advancement is one driver of this process — common, repetitive, routine and mundane tasks performed by humans are slowly but surely automated. Over the years, this has held true for agriculture, manufacturing, financial services, retail, and healthcare, and many other industries and functions. Success in business requires embracing this change, and rapidly adapting to the inevitable commoditization of core products and services via a cycle of automation and innovation. Automation improves productivity, saves time, saves resources, and takes basic routine tasks off human hands, so people then have the bandwidth and the resources to look beyond routine tasks better performed by machines, and focus on finding and solving a new set of problems. It is with this belief that we have built deep strength and momentum into our automation programs at Infosys.

Our automation destination

We are not far from the time when all well-understood, well-defined, and well-articulated problems — regardless of if they require physical effort, computational capacity or cognitive reasoning — will be solved by automation.

At an extreme, one could argue that any problem once solved by anyone, anywhere, should never have to be solved again by anyone else. This is captured in the age-old adage of wastefulness in 're-inventing the wheel'. This is especially true in the software and technological domains, where artificial intelligence (AI)-based automation can be applied to a wide array of tasks.

To address this trend in the context of our industry and our business, we have undertaken the renewal of our traditional service lines from a 'people-only' delivery model to a 'people + software' model — where the software results in a significant improvement in both the scale and the scope at which people can act.

We have already brought this type of software-led automation to L1 and L2 support, and also extended it to cover the more challenging L3 / last-line support in



Ravi Kumar S.
President and
Deputy Chief Operating Officer

Mohit Joshi
President and Segment Head — Financial Services, Healthcare & Life Sciences


SOFTWARE-LED AUTOMATION
PEOPLE + SOFTWARE
</>
DATA ANALYTICS
KNOWLEDGE CURATION
LAST-LINE SUPPORT BEYOND L1 AND L2
AI
PROCESS MONITORING
FIXING TEST-FRAMEWORKS
IMPROVING SOFTWARE CODE

IT operations — often involving fixes to software code, automated test frameworks, knowledge curating and also process management.

This strategy has been especially effective in our BPO services, application services, and verification and infrastructure services. Our broad set of automated offerings tailored to specific industry and business function requirements, along with our large Agile and DevOps capability to deliver modern applications in a shorter timeframe, have helped to create dramatic efficiencies in this domain.

Our Panaya offering is another driver of automation in the area of enterprise application testing. Many enterprise application-testing teams still manually support user acceptance testing using Office tools like Microsoft Word and Excel. To these clients, Panaya offers a significantly more capable, agile and usable alternative to automate verification support for digital projects. By building formal representations of a company's ERP system, including the many customizations users deploy, Panaya is able to predict the effects of any changes or upgrades to these systems. It also helps business users create test scripts for business processes and, at the same time, generates full documentation of those processes, resulting in significant time and cost improvements over existing manual processes.

Next-gen intelligence with Infosys Nia™

On the business process management front, AssistEdge, our robotic automation tool is helping rapidly digitize and automate our work. Well-defined frameworks — including an automation center of excellence, robotic process automation (RPA) governance, and process discovery — flank the product. A 'drag-and-drop' design studio with assorted menus and tools, along with 'record and play' capability, further complements and deeply automates the process management workflow.

At a broader level, Infosys Nia, our next-gen AI platform, is playing a big role in bringing significant automation-led productivity improvements to our delivery efficiencies — across service lines. It supports the deterministic, intelligent and cognitive automation of a broad set of IT services management activities and business processes. For example, it helps us automate extraction, classification and resolution of incidents. It comes with an out-of-the-box repository of automation workflows and scripts that is simple for anyone to use. Today, our engineers use Infosys Nia to automate tasks from both basic L1 / L2 and also the last line of IT operations support. Infosys Nia automates root-cause and impact analysis, and generates test plans for them. By providing deeper organizational context to incident tickets, it helps


INFOSYS NIA™
DETERMINISTIC
INTELLIGENT
COGNITIVE
NLP+ML
SCRIPTS
FRONTEND
AUTOMATION
WORKFLOWS
BACKEND
OUT-OF-THE-BOX REPOSITORY
EXTRACTION
CLASSIFICATION
FASTER RESOLUTION OF INCIDENTS

lower time-to-resolution, and helps create opportunities for specialists to find and solve other interesting problems.

In fact, the cumulative impact of this journey of the past 12 months has been massive — it has helped us eliminate around 11,000 full-time employees worth of effort, and repurpose those people into more valuable and rewarding tasks.

Bringing automation advantages to clients

The capabilities of the automation software that we use to amplify the potential of our people, when combined with in-depth understanding of our client businesses and their IT landscapes, can bring the same definitive edge

to their businesses as well. An additional advantage comes from our experienced implementation teams that are able to support them with the services they need to optimize deployment costs and accelerate time-to-value. Today, across industries, enterprises rely on Infosys Nia to transform their landscapes and enable their systems to predict and automate tasks traditionally executed by humans.

CPG companies are using Infosys Nia for faster revenue reconciliation; pharmaceuticals for better forecasting; healthcare and insurance companies for managing their claims processes; banks for dynamic fraud analysis; and several others for applications from smart HR process management to just-in-time business reporting. They are increasingly realizing that intelligent systems can enable people to overcome the limitations of their senses and attention spans, and enhance and amplify their capabilities.

As an example, some of our banking clients are using Infosys Nia to manage their Tax Relief at Source (TRS) compliance. Local regulations require them to provide TRS in the form of a refund or reduction in mortgage payment to their customers. But often, banks must deal with a large number of exceptions that require significant people effort. These banks are now investing in training Infosys Nia's machine learning model with historical exception and tax account data. Business rules are set up to classify accounts, correlate analyses and arrive at exceptions — and Infosys Nia then presents an easy-to-review unified dashboard view. Infosys Nia's prediction model even estimates the likelihood of an exception for an account, and automatically resolves exceptions when they occur.

Harnessing the power of knowledge

Another example involves clients who employ unionized labor, and hence need to manage multiple labor contracts with the various unions they work with. Understandably, all labor-related exceptions are sensitive and must be addressed in accordance with the mutually agreed contract. This often translates to long lead times and significant productivity drains before exceptions can be satisfactorily resolved. Today, Infosys Nia ingests the clients' labor contract agreements to create a knowledge model complete with rules, exceptions and resolutions. The model automatically responds to queries and provides resolutions to exceptions based on information from the contracts. A conversational interface allows for natural language queries into the knowledge model, making the task of labor exception management simpler than it has ever been before.

With the possibilities and early use cases multiplying by the day, we are growing in our conviction that we can become great partners for all our clients and help them chart their own purposeful automation journeys. Zero Distance, our ground-up, grassroots movement to bring innovation in every single project, covering almost 15,000 projects can serve as an effective vehicle to bring the advantages of automation to each of our projects. Thus, we can amplify our clients' ability to invent a new future for themselves and their people — a future where software and automation enable us all to be more innovative, and find and solve bigger, more relevant problems together. A future where we can all be more and do more, completely in sync with these disruptive technological advances.


Magnetic Bearing Controller View
Name: INFBLRPARK2 – 01
Type: Centrifugal
MBC Control Mode: Auto
Motor Speed: 297 Hz
Motor Housing Temperature: 87.8 °F
DC Bus Voltage: 745 V
Rotor Elongation: -25 µm
Maintenance Info

ENERGY-EFFICIENT CHILLERS USING DIGITAL TWINS

A digital twin is a digital representation of a physical asset that establishes a digital thread across the asset's life cycle. As part of Infosys' Smart Connected Buildings initiative, chillers were identified as assets consuming substantial energy. Our infrastructure experts instrumented sensors on the chillers to measure their operational performance. Data from the sensors were used to develop digital twins of the chiller plants that utilized both the design and the operational data. Our integrated next-gen artificial intelligence platform Infosys Nia™ was then leveraged to apply technologies like machine learning, virtual reality and augmented reality using the digital twin data to improve the assets' efficiency.

EXPLORING NEW FRONTIERS WITH INNOVATION

A fundamental digital transformation of everything is under way. Technology has always been a disruptor — but in our times, it is breaking long-standing business assumptions at an unprecedented pace. Businesses that do not recast themselves to keep pace with the new reality quickly become irrelevant. More than a third of the Fortune 500 companies from just a decade ago no longer make the list today.

This challenge of re-invention is no truer for any company than our own. For us, vitalizing the spirit of innovation is central to anything and everything we do — internally and with our clients. With this in mind, we have launched multiple game-changing initiatives like Zero Distance, Design Thinking, employee micro-entrepreneurship, partnership and funding for startups via the Infosys Innovation Fund, and strategic acquisitions.

Closing the gap

Zero Distance is a grassroots initiative that makes innovation and creative thinking a mandatory deliverable for every project we do, regardless of its size. By continuously empowering our workforce with the latest cutting-edge tools and technical and design skills, we ensure that we are always pushing the boundaries of the possible. Together, these have created a rich culture of innovation-by-default, which has firmly established itself within the company, as is evident in every one of our interactions. With Zero Distance, we can simultaneously show the agility of a small entrepreneurial startup, as well as the stability, reach and scale of a large global company. And this makes us a trusted partner for our clients in both the traditional IT services domain, as well as in the next generation of digital transformation services.

In March this year, we celebrated two years of the Zero Distance program, and the implementation of 2,000 innovative ideas. Among these were key engagements with Aon Affinity, Colony Brands, and others. As Zero Distance evolves, we are also turning our focus to converting the best ideas to business solutions and IP that will help us drive new opportunities across industry segments.

Platform power

We are redefining customer experience for Manufacturing, CPG and Financial Services with our next-generation platforms and micro-services. The acquisition of Skava has augmented our capabilities tremendously, and helped us build an integrated platform to provide modern micro-services-based architecture for industries at the cusp of a digital revolution, and those entering the era of direct customer outreach. We are creating flexible technical solutions that help our customers choose the specific commerce services they need, while retaining control over any aspect of it as they require. For a leading car manufacturer, we are building a direct-to-consumer

Rajesh K. Murthy
President and Segment Head — Energy, Resources, Utilities, Communications & Services



Sandeep Dadlani
President and Segment Head — Manufacturing, Retail, CPG & Logistics

platform that will leverage Skava's high-performance, hosted micro-services platform on a custom user interface built outside of Skava.

In Financial Services too, we are using the Skava platform to create highly personalized loyalty services with superior customer experience. A leading CPG client was facing challenges in closing end-of-the-month financial reconciliations on time, owing to upstream issues in data, IT systems, business processes and synchronization.

We exported all relevant data to Infosys Nia™, our next-gen artificial intelligence (AI) platform, and continuously analyzed failure points based on 300+ rules in order to alert global finance heads and enable them to take timely action. With this, our client recorded 99% improvement in master data quality, 100% right-time first-transaction rate, 98% buy-sell accuracy, and a record on-time closure success.


INNOVATION THROUGH AI
The challenge
ON-TIME CLOSURE OF MONTH-END RECONCILIATIONS
Our solution
SKAVA
Infosys NIA™
99% improvement in MASTER DATA QUALITY
100% RIGHT-TIME FIRST-TRANSACTION RATE
98% BUY-SELL ACCURACY
RECORD on-time closure success

When an established staffing business facing threats from new business models and venture-funded startups expressed a desire to build a next-generation staffing platform, we became their innovation and co-creation partners.

We delivered a mobile-first, cloud-hosted marketplace within 12 weeks to help the client implement a shared digital economy model for one major market, with a roadmap to expand to 62 countries and across seven digital channels in the next five years. The platform is currently in production, and the client recognized our contribution with a Best Partner award for Infosys.

Our AI platform has also brought cutting-edge innovation to the shop floor for a European automotive client, helping prevent expensive equipment failures. We leveraged our expertise in Internet of Things (IoT) to design a predictive maintenance system. This is an end-to-end Industrial IoT solution for condition-based monitoring, predicting useful remaining life of spindles, and forecasting the failure condition of various components for machine centers.

Collaborating to win

We leveraged the Design Thinking methodology with a client to build a mortgage borrower experience targeted at Gen Y. A major banking client had no digital borrower capabilities, and the existing home buying process was believed to induce stress and confusion in customers.

With 62% of the market being Gen Y, we used Design Thinking and ethnographic research to identify the ideal digital borrower experience. Within four months, we launched a Minimum Viable Product (MVP) that received a 4-star rating at the launch, besides winning the project team an innovation award from the bank.

We have been helping our retail and CPG clients mobilize multiple channels for some time now. More recently, we have been driving rapid omni-channel innovation through the EPOCH Cloud based Global Order Management platform.

With pre-configured process flows, this is one of the fastest ways for a client to implement its omni-channel strategy. Using this innovative solution, one of our largest clients has reduced omni-channel fulfillment costs by 40% and customer delivery time by 75%, and increased sales by 20% above business case targets. What's more, features like same-day delivery, custom-designed products, and self-service kiosks are easier to implement for the client going forward.

The digital / physical world

In the hybrid physical and digital world of today, some of our clients are exploring the digital replication of real-world physical assets. These 'digital twins' help our clients improve the efficiency and health of the physical assets and monitor their performance based on cutting-edge analytics from a parallel, data-rich digital asset.

For a large European CPG company facing challenges in leveraging direct access to brand-loyal shoppers, we developed a unique Digital Rewards solution, in association with the largest loyalty and rewards service

provider, to help the client get closer to the consumer. The creation of a personalized one-on-one channel allows shoppers to upload the physical point-of-sale



DIGITAL INNOVATION
DIGITAL REWARDS SOLUTION FOR CPG CLIENT
50 million+
SHOPPERS ENROLLED
MOBILE APP FOR UPLOADING POINT-OF-SALE RECEIPTS
PERSONALIZED ONE-ON-ONE CHANNEL
REWARD POINTS FOR BRAND SHOPPING

receipts through a mobile application to earn reward points for their brand shopping. More than 50 million shoppers have enrolled already, and the numbers are rapidly increasing.

We also helped transform the match-viewing experience for tennis fans, with the ATP Stats Leaderboards™, powered by the Infosys Nia platform. It is a powerful analytics tool that analyzes three parameters across decades of tennis matches played. It has brought the power of data to the fingertips of not only live commentators and tennis journals on ATPWorldTour.com, but has also spiked traffic to the 'Stats' section of the ATP's official website by 27%, thus giving ATP the unique opportunity to monetize data.

Innovating for sustainability

The spirit of innovation is not limited to ensuring near-term business value, but also extends to building sustainable solutions. The cutting-edge smart connected building enterprise designed by the Infosys Facilities team across our Indian campuses is a leading example of innovation in the area of environmental sustainability. Using AI, machine learning, virtual reality and augmented reality to build smart appliances, intelligent devices and command centers, we have demonstrated substantial energy savings, and made available a wealth of data and best practices available for other organizations to adopt.

New challenges, new solutions

Innovation is a continuous journey. We challenge ourselves every day to bring innovative solutions to the table and to realize greater business benefits for our clients. As the pace of technological advancement accelerates, we continue to explore new avenues of business applicability from — connected devices, augmented and virtual reality, and legacy modernization, to — wearables, new technology frameworks and continuous collaboration with complementary ecosystem players. We are helping define, to ourselves and the rest of the industry, what it means to be a next-generation services company.


EMPATHY
WORKSHOP
SYNTHESIS

REIMAGINING THE FUTURE OF LEARNING

Learning at Infosys means finding meaningful problems, delivering unique solutions to our clients through collaboration and hands-on engagement, and empowering our creative confidence as innovators. We leveraged Design Thinking to do just this with Fudan University, where we helped the school chart a new strategic direction, working closely with them to reimagine the future of business education around a more personalized and purposeful student experience for the Class of 2026.

EDUCATION AND LEARNING — THE PATH TO OUR TRANSFORMATION

Education serves as the bedrock of our culture and our path forward as a company, the fundamental enabler of our strategy to Automate and Innovate. It provides us with the resources to learn new techniques in artificial intelligence (AI) and next-generation digital experiences to automate the things we already know, while at the same time helping us develop an innovator's mindset to discover new possibilities. This culture is brought to life by each one of us, from new hires to executive-level leadership, and all the lifelong learners in between.

As technology continues to bring dramatic changes in everything we do, we have accordingly built upon our great legacy as a learning organization and have evolved our strategy to suit the digital age, not only in what we teach but also in how we teach it — leveraging new digital platforms and innovative teaching methods to amplify our potential. More specifically, this means :

Fluency in AI, automation, and emerging technologies

In a software-defined world, we aim to keep our engineers at the forefront of technological knowledge and skill. The future of computing — AI, machine learning, and intelligent platforms — is fundamental to our training curriculum. We have developed completely new content and methods to help our people gain broad as well as specialized fluency in these technologies. The training program for our first-generation AI platform was designed to accelerate its usage internally across the organization and to build solutions within each industry vertical. Nearly 1,150 employees have been trained in the course, with several thousand more to be trained next year, as part of its next-gen incarnation in Infosys Nia™.

AI and automation are fundamental to the innovation we bring to our clients, becoming a key focus of our Zero Distance initiative. The Automation content we developed specifically for the Foundation Program will be delivered to 3,000+ incoming hires next year. This commitment to new technologies extends to our leadership, including our CEO, who has produced videos on AI on Digital Tutor, our streaming video platform containing 3,150+ videos on various topics.

For new technologies and platforms, a hands-on agile course integrated with the Infosys DevOps platform has trained 15,000+ employees, including 5,000 project managers. We continue to train our engineers in our new digital platforms such as Skava and AssistEdge.

Fostering an innovation culture around Design Thinking, Zero Distance

To solve today's complex problems, we have been institutionalizing collaboration as a core part of our education curriculum, bringing it into every class at our Global Education Center, Mysuru. In our data science class, we reduced the number of code issues from 28% for individuals to 12% in a group of 10.



Navin Budhiraja
Head — Architecture, Technology & Education

Robin Kirby
Head — Leadership Development

Design Thinking enables us to find new problems and rapidly develop high-quality solutions. We have extended the world's largest corporate adoption of Design Thinking training to more than 1,35,000 employees. This has empowered us to be innovators, driving our Zero Distance initiative to bring design-oriented thinking in collaboration with our clients, and finding, learning, and solving problems that are most valuable to them.

Interactive, hands-on training focused on real-life problems

Design Thinking and ZD have helped to refocus our learning culture on finding and solving real-life problems. With this in mind, we asked our engineers to gain fluency in a minimum of three programming languages, to prioritize the problem rather than the tool. A total of 17,435 engineers have already risen to the challenge.

We are integrating hands-on learning across our curriculum. The Foundation Program and our continuous education efforts have been redesigned around real-life content, in areas like data science, Big Data, UI, IVS, and Java. In the Foundation Program, key concepts are taught through 24 real-life scenarios collected from our delivery teams. The Program is capped off with an integrated project to model real-life collaboration using appropriate tools within real-life environments. Over 10,000 students will be trained in this program next year.


1,35,000+
dT TRAINED
17,435 ENGINEERS PROFICIENT IN 3+ PROGRAMMING LANGUAGES
15,000+ TRAINED
NEW TECHNOLOGIES AND PLATFORMS
967 DEVELOPED IN EXECUTIVE LEADERSHIP

We are also piloting 'flight simulator' models as part of our hands-on learning strategy.

Learning in a digital age

Massive Online Open Courses (MOOCs) have expanded the possibilities of education beyond traditional classrooms. At Infosys, the ability to provide on-demand, decentralized learning is vital to maintaining our cultural foundation. We partnered with two top MOOC platforms to offer tailored courses for our students. Last year, we launched three nano-degree courses for prospective hires. While 84% passed in the first attempt, 70% were ranked as 'high performers'. Building on this success, we are developing a course on 'Machine Learning Specialization' to increase scope and reach.

Making the leaders of the future

We have also reimagined our executive leadership development to be more experiential, personalized, and immersive, leveraging technology to amplify their potential, and covering 967 senior leaders in fiscal 2017.

Based on a new leadership development blueprint, we designed and launched five custom-built, blended-learning leadership tracks for our most senior leaders. The best internal and external faculty, through classroom and virtual sessions, lead them to develop innovative, inspirational leaders who build influential relationships with our clients and partners.

We also launched the Infosys Leadership Program in partnership with the Stanford Graduate School of Business, the learning components of which include immersive classroom sessions, case work, and business projects for 120 hand-picked senior leaders. Our first batch of leaders graduated in 2016, and our second batch in April, 2017.

A significant pillar of our strategy is targeted towards the key needs of our sales leadership. Almost 80% of our newly promoted sales leaders are undergoing an eight-month program that emphasizes hands-on, experiential learning, incorporating self-discovery tools, sales-skill building, and networking opportunities.

We are encouraging our leaders to 'learn by doing' by becoming teachers and coaches. Our 'Leaders Teach' programs ensure that our senior leaders have access to internal and external coaches, and are also able to use their experience and wisdom to mentor potential leaders.

In all these ways, we are investing in education as the fundamental path to our transformation, and to the transformation of the entire services industry, enabling our strategy to leverage next-gen technologies to renew businesses and push into new, unknown areas. We drive this at every level of the organization, from new hires to senior managers, from software engineers to executive officers. Learnability is our unique legacy, one that continues to grow and adapt from its founding to the present, and in time, to the digital future.

CONTENTS

LETTER TO THE STAKEHOLDER

"But there's a big difference between 'impossible' and 'hard to imagine'. The first is about it; the second is about you!"

— Marvin Minsky, *the father of Artificial Intelligence*

Dear stakeholder,

Three years ago, when I met the Board of Infosys for the first time, I articulated our long-term strategy for 'the second-third' — a vision for the next 33 years of our iconic, globally respected company. It was a crucial time in the history of our company, and a turning point in the IT services industry as we knew it. The technology-led transformation of our world, and indeed our every experience, was becoming strikingly clear. Our company was already facing the challenges that come with lower differentiation and subdued growth relative to peers.

The second-third had to be not only about addressing near-term challenges, but especially about charting a new path that keeps us resilient and relevant in this age of software-driven business innovation; a path into higher-value work that leverages automation and transcends it, a path into entrepreneurship where problem-finding comes from our uniquely human ingenuity. We articulated this strategy as 'Renew' and 'New', on a foundation of creativity and education — software and services coming together in a culture of innovation, to deliver unprecedented value to our clients, our stakeholders, and the world around us. The next 33 years had to be, and have to be, about being more, about helping clients transform themselves for their digital futures, embracing artificial intelligence (AI), and becoming the masters and orchestrators of technology disruption rather than the victims of it. Our confidence for a successful transformation of Infosys would be steeped in the intellect, learnability and strong value system of our company, of every Infoscion.



Dr. Vishal Sikka

Chief Executive Officer and Managing Director

As I write this letter, three years into this exciting journey, this transformation has started to reveal itself. In fiscal 2017, the results of our client survey showed satisfaction levels at their highest in the 12-year history of the survey, with a significant improvement in CXO satisfaction scores. Industry analysts have endorsed the differentiation of our offerings, including NelsonHall for our services offerings, both renewed and new; IDC, HfS and Forrester for Infosys Nia™, our new AI platform. Revenue from software-related services, including Infosys Nia, Edge, Panaya and Skava, grew by 42% in fiscal 2017 at a much higher Revenue Per Employee (RPE) than the rest of the company. New services such as mainframe modernization, cloud applications and infrastructure, enabling the API economy, Internet of Things, cybersecurity, digital experiences and complex analytics showed rapid momentum with clients. We have been able to attract, excite and retain high-quality talent as evidenced in the addition of top talent and the decline in employee attrition. When I started, our attrition was quite high; standalone attrition was at 23.4% in Q1 of fiscal 2015, and 18.9% in fiscal 2015; in Q1 of fiscal 2017

it was 15.8%, and 15.0% overall in fiscal 2017. Attrition among top performers, the most important metric we track in evaluating attrition, is now in single digits.

All this resulted in us crossing the US $10 billion revenue milestone. In fiscal 2017, revenue grew 8.3% in constant currency, and for the second year in a row, our growth has been in line with industry peers. We won US $3.5 billion in large deals, including committed value deals as well as framework deals in fiscal 2017, and added five more US $100 million client accounts in fiscal 2017, bringing the total number of US $100 million clients to 19. Operating margins have remained stable within our stated band of 24%-25% despite pricing headwinds and employee wage increases. Revenue per Full-time Employee (FTE) increased by 1.2% as a result of automation, utilization and productivity improvements. Automation itself released about 11,000 FTE worth of effort through the year, a clear demonstration of how software is going to play a crucial role in our business model.

> "In fiscal 2017, the results of our client survey showed satisfaction levels at their highest in the 12-year history of the survey, with a significant improvement in client CXO satisfaction scores."

At the same time, we relentlessly focused on optimizing traditional operating levers and costs. Employee utilization excluding trainees reached high levels of 81.7%. We realized the highest levels of net operating cash flow at US $2.1 billion for the year. We approved a comprehensive Capital Allocation Policy after taking into consideration the strategic and operational cash requirements of the company in the medium term.

We continued to strengthen our management team with internal promotions to create four presidents, including the appointment of Ravi Kumar S. as our Deputy COO and the addition of Pervinder Johar as the CEO of EdgeVerve. We strengthened our organizational structure by establishing industry sub-segments for agility in the market and for creating more management bandwidth. There is now more ownership and accountability across the organization at the middle and senior management levels in contributing toward key company priorities.

Fiscal 2017 also brought with it environmental challenges such as rising protectionism, accelerating commoditization, elevated client expectations and new competition. Internally, we had challenges to bring stability to our consulting business and growth to our Finacle and BPO businesses. But amidst all of this, it behooves us to stay focused on our longer-term mission to drive rapid growth in software-led offerings, to capture demand in newer service lines and to renew our core services — a mission to deliver consistent, profitable growth for the benefit of all our stakeholders.

Renewing our core services and growing new services

During the last fiscal, we grew multiple new services in the areas of cloud applications and infrastructure, mainframe modernization to cloud, cybersecurity, developing new digital end-user experiences, advanced analytics and data science, engineering services and Internet of Things and many more. These services represent a rapidly growing portion of our incremental revenue each year, demonstrating our continued relevance to the transformation of our clients' businesses.

We continued to renew our core service offerings, largely work in maintenance, operations and run areas, by driving automation, agility and innovation into every service line.

In March 2017, we celebrated two years of our Zero Distance program, which continues to drive grassroots innovation in every project, finding new value for clients. The program has generated more than 15,000 ideas, and implementation of more than 2,000 innovation ideas for clients. Our focus now is on further elevating our innovations, including turning these into scalable intellectual property for us.

In May 2017, we announced our plans to hire 10,000 American technology professionals as Infoscions over the next two years. Indiana is the first of four hubs where

we will build a strong local presence, with a focus on education and innovation in areas such as AI, Big Data, and more. This journey to increase our local hiring efforts first started in the fall of 2014 with our endeavor to hire 2000+ visa-independent talent into our workforce. It was further elevated by the inspiring work being done by the Infosys Foundation USA to help bring Computer Science education to the masses and close the gaps with the skills of the future. In its first two years, more than 1,34,000 students, over 2,500 teachers and almost 2,500 schools across America have benefited from high quality computer science training and classroom equipment funded by the Infosys Foundation USA.

Driving rapid growth in software-led offerings

On April 26, 2017, we launched our next-generation AI platform, Infosys Nia — converging the Big Data / analytics, machine learning, knowledge management, and cognitive capabilities of our first-generation AI platform; the end-to-end robotic process automation (RPA) capabilities of AssistEdge; advanced machine learning capabilities of Skytree; and optical character recognition (OCR), natural language processing (NLP) capabilities and infrastructure management services. Infosys Nia builds on the strong adoption of our AI and automation capabilities over the last year, with more than 130 client engagements, and strong analyst endorsements.

> "Infosys Nia enables us to bring the power of AI in a purposeful way to our clients' most complex problems."

With Infosys Nia, we have the ability to deliver both IT operational efficiencies through automation, and drive breakthrough business scenarios, bringing the power of AI in a purposeful way to our clients' most complex business challenges. For example, helping clients keep pace with increasingly more sophisticated fraud and enabling agility in addressing new regulatory compliance requirements.

Our other software offerings, Skava, Edge and Panaya, are all seeing strong traction and we continue to invest in expanding their capabilities. We have brought all of our software offerings, under Pervinder's leadership, to leverage knowledge and synergies, to help scale this new frontier for us to great new heights.

In fiscal 2017, we made six new investments in startup companies working in AI, autonomous unmanned vehicles, data insights, cloud, and more — all areas relevant to our and our clients' futures — thus extending the innovation we bring to our clients.

Building a culture of learning, creativity and purpose

To strengthen the bedrock on which all of these initiatives can thrive, we continued to focus on the most important aspect of our transformation, our culture. To move from solving the defined problems to finding the unknown problems requires a deep sense of our own abilities, both in the things we know and the things we are yet to learn, and the belief that we can learn anything. Design Thinking training, now at more than 1,35,000 Infoscions, helps give Infoscions the creative confidence, as well as the tools, to go after our clients' big problems in agile and tangible ways.

In learning and education, we continued to work towards empowering employees in the critical skills of our future such as AI and Machine Learning, and developed completely new programs in these technologies that have now been delivered to more than 1,300 employees, with several thousand more to be trained in the year ahead. We have made our curriculum immersive through our 'flight simulator' and other experiential trainings, with over 20% higher engagement levels. We have instituted a program to train all new hires in three programming languages (17,000+ employees have already gone through this program), giving individual employees confidence in their 'learnability' and giving Infosys a much more agile way of looking at the talent pool of the company. We have created new learning platforms to meet the varying needs of Infoscions, including the Digital Tutor social learning platform and the Infosys Learning Platform.

In employee engagement, we continued to revamp our employee rewards programs to focus much more on performance. In a modern, innovation-driven company, every employee must be measured on performance. In fact, the best and most talented employees want to be measured on performance — not role maturity, or tenure, or other factors. It is about performance, and rewarding those with the passion, entrepreneurship and the imagination to help drive our transformation. As part of this, in fiscal 2017, we introduced our stock incentive plan for top performers, covering approximately 25% of mid- to senior-level employees. It has been my personal endeavor since joining Infosys to enable all employees to share in the successes of the company, and in fiscal 2017, we made the first step of this a reality. In addition, we restructured the compensation of senior leaders to be more performance-based, with a significant portion of their compensation now coming through stock incentives, creating a more direct alignment with the interest of shareholders.

> "We can be the next-generation services company, as differentiated and iconic as we once were, a company that admires its past and builds on it. It is within us to embrace the tough choices and to move headlong, unabashedly, into creating great new futures."

Finally, we continued to be a purposeful contributor in our communities, particularly in India and in the U.S. In fiscal 2017, the Infosys Foundation continued its great work in the areas of eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, disaster relief and rural development projects with a focus on solving social challenges and accelerating economic growth. Key projects included initiation of the construction of an Akshaya Patra high-tech kitchen at Hyderabad, sanitation and water storage projects in Chennai, donation of medical equipment to the Vittala International Institute of Ophthalmology, support of computer education in schools in multiple states, pan-India relief support to martyrs and ex-servicemen, and contribution to the Swachh Bharat project, among many other impactful initiatives. In the U.S., we have had a tremendous impact on our communities in helping to empower and enable teachers and students alike, as I mentioned earlier.

Looking ahead

As we look ahead to the next 33 years, I deeply believe that we have the ability to create and shape the technology disruption that is in front of us. And why not? Infosys has always been a technology company with the best and brightest talent from India and from around the world. The very people who, over the last 35+ years, have built, managed and maintained the mainstream systems that we see today. We are exactly the people who can learn the technologies that will transform the world around us, the people who can learn to be the innovators, not the bystanders, not the order-takers, not the ones optimizing the past, but the ones who find, and deliver, the great breakthroughs for the next 33 years. The ones who leverage technology to fulfill our own unlimited potential, and help others find theirs as well, to shape a better world at a time of pervasive global anxiety about the future of jobs and indeed the future of our humanity. We can be the next-generation services company, as differentiated and iconic as we once were, a company that admires its past and builds on it, or we can be a somewhat improved, but dying, previous-generation company that is mired in that past. It is within us to embrace the tough choices and to move headlong, unabashedly, into creating great new futures. Our work in these early years of our transformation is leading us along this path. It will continue to be a challenging journey, but it is one worth fighting for.



Palo Alto
May 19, 2017

Dr. Vishal Sikka
Chief Executive Officer and
Managing Director

ELEVATING INFOSYS WITH AUTOMATION, INNOVATION AND EDUCATION

"We have modified our environment so radically that we must now modify ourselves in order to exist in this new environment."

— Norbert Wiener, *The Human Use of Human Beings*

Much of our success, not just that of Infosys but of the entire IT services industry, has been built on the opportunity we saw two decades ago to perform technical jobs across multiple locations in a 'flat world', without loss in quality, and with improved economics. This global delivery model has made solving known IT problems more convenient and efficient for clients. But, over the years, the task of problem-finding — idea generation and the proactive exploration and experimentation needed to find new avenues of value creation — has taken a backseat in our industry. In recent times, the rapid improvement in practical applications for artificial intelligence (AI) has all but ensured that, in the near future, people will no longer be employed to solve well-defined problems that can be easily automated. In today's competitive environment, businesses need more than the on-quality, on-time, and on-budget value that the delivery of IT services has traditionally brought them.



U. B. Pravin Rao

Chief Operating Officer
and Whole-time Director

Now is the time for Infosys, and the entire IT industry, to move into the next phase of our collective evolution. The opportunity we see before us is to lead that change. We can become that next-generation software and services partner to our clients, helping them do not only the things they know how to do — and doing it cheaper, but also enabling them to do the things they cannot do at all today. We need to become the partner that plays a pivotal role at the core of their business, one that impacts the success of their unique and differentiated strategy by bringing to bear innovation at speed, and at scale.

The Zero Distance initiative has provided us with that new approach to building the ideas-based culture we need. As a result of this program, each person in the organization can find a deeper sense of purpose in his or her job, and is motivated to realize that purpose. As a result, innovation has become an integral component of their job description. To make this approach work, we are first working on freeing our people from the complexities that some of our processes, policies and systems impose, and on releasing them from the monotony of routine manual tasks that can be automated.

Our employee satisfaction survey has always served to point us towards the opportunities for change that are likely to make the greatest difference to people's productivity and their experience at work. Evolving it from an annual exercise to one that is conducted every quarter is helping us gain greater empathy for the real needs of our people. The result has been a renewal in the way we work, and the way we conduct 50+ of our most frequent, cross-functional activities. This effort has improved our proposal workflows, project management frameworks and travel-related procedures, while bringing automation tools to our sales force and predictive health monitoring to our projects. In tandem with this renewal, Process++, the

program launched more than a year ago to reimagine our systems landscape and drive breakthrough efficiencies, is serving to aggressively unify several functions that were previously in silos across the organization.

Much of this improvement has been made possible by looking outside of our own context. We have sought to benchmark each of our processes against not just the best in our industry, but also the best in the world. After all, this is the kind of diligence that we bring to the work we do for our clients — a roster of the world's best companies.

Thus has begun our journey to improve, and to improve the way we improve. Today, our efforts have translated into cycle-time reduction of around 45% for key cross-functional processes, and human effort reduction of around 30% that can be repurposed into creating bandwidth for higher value work that is more relevant to our clients.

To further drive cost and productivity advantages, we have also been working to automate the delivery of our IT services through a people + software model. Bringing automation beyond L1 and L2, to the more complex L3 support in IT operations, to test automation, to our knowledge-curating frameworks, and to robotic process automation (RPA), is where we have focused these efforts.

Our first-generation AI platform, which is now subsumed within our next-gen AI platform called Infosys Nia™, has made a big part of this possible. In parallel with improving our own productivity with Infosys Nia, we are leveraging its capabilities to drive intelligent, high-value, next-generation automation for our clients. It is enabling their systems to automate tasks and perform predictions that were traditionally done by skilled people. In HR automation, infrastructure monitoring, anomaly detection, and support for contract management and fraud investigation, Infosys Nia is amplifying our own IT services and fueling a massive re-engineering of systems and processes around the world.

While automation of well-defined cognitive tasks, many performed by humans today, has become feasible with AI, the ability to bring creativity and innovation into finding and solving the most significant unknown problems will remain firmly outside the domain of automation for the conceivable future. However, automation helps to create bandwidth for our people to engage in innovation, which begins with effective problem articulation and culminates in new ideas coming to life. In order to realize this opportunity, we need to help our people embrace problem-finding as a methodology, as a process to explore new avenues of value creation in very practical and agile ways. That is why we have invested in Design Thinking and have now trained more than 1,35,000 employees — unprecedented in any industry and a key aspect of our strategy to empower everybody at Infosys to be an innovator.

"The Zero Distance initiative has provided us with that new approach to building the ideas-based culture we need."

This, along with other aspects of learning — as a continuous, lifelong process — is what really powers our journey of automation and innovation. In addition to Design Thinking, we are accelerating our training efforts around DevOps and Agile. Over 50% of our project managers and more than 15,000 of our employees are training in these capabilities. We also continue to focus on expanding the core competence of every trainee we welcome to Infosys. They are now required to train in at least three programming languages before they are deemed fit to contribute to mainstream delivery.

These — Automation, Innovation and Education — then constitute the three-part formula, which I believe will elevate Infosys to be the next-generation services company. It is the way for us to renew ourselves, and at the same time, venture into new horizons. It is the only way forward for us — and in fact, for many of our clients, partners and even competitors in the industry: To find ways for humans and machines to cooperate, and amplify human abilities to release people from the toil of well-defined, commoditized and repetitive work, in favor of more innovative, creative and valuable work, which pushes all of us forward.

It is, as Norbert Wiener might say, the only way to make human use of human beings.

THE INFOSYS BOARD OF DIRECTORS











Clockwise from top left:

R. Seshasayee
Chairman of the Board and
Independent Director

Ravi Venkatesan
Co-Chairman of the Board and
Independent Director

Dr. Vishal Sikka
Chief Executive Officer and
Managing Director

U. B. Pravin Rao
Chief Operating Officer and
Whole-time Director

Kiran Mazumdar-Shaw
Independent Director

As on April 13, 2017

Clockwise from top left:

D. N. Prahlad
Independent Director

Roopa Kudva
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Prof. John W. Etchemendy
Independent Director











As on April 13, 2017

THE INFOSYS LEADERSHIP TEAM



Dr. Vishal Sikka
Chief Executive Officer and Managing Director



U. B. Pravin Rao
Chief Operating Officer and Whole-time Director



M. D. Ranganath
Chief Financial Officer

PRESIDENTS



Ravi Kumar S.
Deputy Chief Operating Officer



Mohit Joshi
Segment Head – Financial Services, Healthcare, Life Sciences & Insurance



Sandeep Dadlani
Segment Head – Manufacturing, Retail, CPG & Logistics



Rajesh K. Murthy
Segment Head – Energy, Resources, Utilities, Communications & Services

THE INFOSYS LEADERSHIP TEAM

EXECUTIVE VICE PRESIDENTS



Ramadas Kamath U.
Group Head – Administration, Facilities, Infrastructure & Security, and Sustainability



Binod R. Hampapur
Global Head – Talent & Technology Operations



Krishnamurthy Shankar
Group Head – Human Resources, and Infosys Leadership Institute



Jayesh Sanghrajka
Deputy Chief Financial Officer



Deepak Padaki
Group Head – Corporate Strategy, and Chief Risk Officer



Richard Lobo
Head, HR – Infosys Limited



Karmesh Vaswani
Industry Head – Manufacturing, Retail, CPG & Logistics (Europe & RoW)



Ritika Suri
Global Head – Corporate Development & Ventures



Narsimha Rao M.
Head, Global Services – Independent Validation Solutions, and Cloud & Infrastructure Services



Koushik R. N.
Group Head – Procurement & Global Immigration



Sangita Singh
Industry Head – Healthcare & Life Sciences



Satish H. C.
Head, Global Services – Data & Analytics



Srikantan Moorthy
Head, Global Services – Application Development & Maintenance

BOARD AND COMMITTEES – INFOSYS LIMITED

The Board of Directors

R. Seshasayee
Chairman and Independent Director

Ravi Venkatesan
Co-Chairman and Independent Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Prof. Jeffrey S. Lehman
Independent Director

Prof. John W. Etchemendy
Independent Director

Kiran Mazumdar-Shaw
Independent Director

D. N. Prahlad
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Roopa Kudva
Independent Director

Executive officers

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

M. D. Ranganath
Chief Financial Officer

Ravi Kumar S.
Deputy Chief Operating Officer

Mohit Joshi
President

Rajesh K. Murthy
President

Sandeep Dadlani
President

Krishnamurthy Shankar
Executive Vice President and Group Head, HRD

Gopi Krishnan Radhakrishnan
Acting General Counsel

Board committees

Audit committee

Roopa Kudva
Chairperson and Financial Expert

Prof. Jeffrey S. Lehman

Ravi Venkatesan

R. Seshasayee

Committee of directors

R. Seshasayee
Chairperson

D. N. Prahlad

Ravi Venkatesan

Corporate social responsibility committee

R. Seshasayee
Chairperson

Kiran Mazumdar-Shaw

Dr. Vishal Sikka

Finance and investment committee

Dr. Punita Kumar-Sinha
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

Ravi Venkatesan

Roopa Kudva

Nomination and remuneration committee

Prof. Jeffrey S. Lehman
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

D. N. Prahlad

R. Seshasayee

Risk and strategy committee

Ravi Venkatesan
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

D. N. Prahlad

Dr. Punita Kumar-Sinha

Roopa Kudva

Stakeholders relationship committee

Prof. Jeffrey S. Lehman
Chairperson

Prof. John W. Etchemendy

D. N. Prahlad

Ravi Venkatesan

As on April 13, 2017

Key trends


Revenues (1)
(in ₹ crore)
40,352
50,133
53,319
62,441
68,484
2013
2014
2015
2016
2017


Net profit (1)
(in ₹ crore)
9,421
10,648
12,329
13,491
14,353
2013
2014
2015
2016
2017


Revenues (1)
(in US $ million)
7,398
8,249
8,711
9,501
10,208
2013
2014
2015
2016
2017


Net profit (1)
(in US $ million)
1,725
1,751
2,013
2,052
2,140
2013
2014
2015
2016
2017


Dividend payout ratio (2)
(in %)
29.9
39.7
49.8
49.7
49.6
2013
2014
2015
2016
2017


Basic EPS (1)(4)
(in ₹)
41.22
46.59
53.94
59.03
62.80
2013
2014
2015
2016
2017


Book value per share (1)(3)(4)
(in ₹)
173
207
238
269
300
2013
2014
2015
2016
2017


Total equity attributable to equity holders of the Company (1)(3)
(in ₹ crore)
39,797
47,530
54,763
61,779
68,982
2013
2014
2015
2016
2017

(1) Based on IFRS consolidated financial statements

(2) Based on dividend declared, excluding special dividend and including corporate dividend tax

(3) At the end of the fiscal

(4) Adjusted for bonus, wherever applicable

Market capitalization [2]
(in ₹ crore)



1,65,917
1,88,510
2,54,771
2,79,837
2,34,805
2013
2014
2015
2016
2017

Number of clients [2][3]



798
890
950
1,092
1,162
2013
2014
2015
2016
2017

Number of employees [2][3]



1,56,688
1,60,405
1,76,187
1,94,044
2,00,364
2013
2014
2015
2016
2017

Liquid assets [1][2][4]
(in ₹ crore)



23,958
30,251
32,585
34,468
38,773
2013
2014
2015
2016
2017

Net cash provided by operating activities [1]
(in ₹ crore)



9,478
12,187
10,752
12,243
14,063
2013
2014
2015
2016
2017

Return on Equity (RoE) [1]
(in %)



34.9
33.7
33.7
32.2
30.5
2013
2014
2015
2016
2017

(1) Based on IFRS consolidated financial statements

(2) At the end of the fiscal

(3) Infosys group

(4) Liquid assets include cash and cash equivalents and investments other than investments in unquoted equity and preference securities, convertible promissory note and others.

The year at a glance

Ind AS – standalone

in ₹ crore, except per equity share data

	2017	2016	Growth (%)
Financial performance			
Revenues	59,289	53,983	9.8
Gross profit	22,232	20,574	8.1
Operating profit	15,876	14,594	8.8
Profit after tax	13,818	12,693	8.9
EPS (par value of ₹5 each) : Basic	60.16	55.26	8.9
Diluted	60.15	55.26	8.9
Financial position			
Cash and cash equivalents	19,153	29,176	(34.4)
Current investments	9,643	2	(1)
Net current assets	35,896	34,509	4.0
Property, plant and equipment (including capital work-in-progress)	9,852	9,182	7.3
Other non-current assets	22,351	17,453	28.1
Total assets	79,885	72,732	9.8
Non-current liabilities	82	62	32.3
Total equity	68,017	61,082	11.4

(1) % of growth greater than 1,000 due to small base

Ind AS – consolidated

in ₹ crore, except per equity share data

	2017	2016	Growth (%)
Financial performance			
Revenues	68,484	62,441	9.7
Gross profit	25,231	23,343	8.1
Operating profit	16,901	15,620	8.2
Profit after tax	14,353	13,489	6.4
EPS (par value of ₹5 each) : Basic	62.80	59.02	6.4
Diluted	62.77	59.02	6.4
Financial position			
Cash and cash equivalents	22,625	32,697	(30.8)
Current investments	9,970	75	(1)
Net current assets	39,692	38,514	3.1
Property, plant and equipment (including capital work-in-progress)	11,116	9,597	15.8
Goodwill	3,652	3,764	(3.0)
Intangible assets	776	985	(21.2)
Other non-current assets	14,106	9,251	52.5
Total assets	83,355	75,350	10.6
Non-current liabilities	360	367	(1.9)
Total equity	68,982	61,744	11.7

(1) % of growth greater than 1,000 due to small base

IFRS – consolidated

in ₹ crore, except per equity share data

	2017	2016	Growth (%)
Financial performance			
Revenues	68,484	62,441	9.7
Gross profit	25,231	23,343	8.1
Operating profit	16,901	15,620	8.2
Net profit	14,353	13,491	6.4
EPS (par value of ₹5 each): Basic	62.80	59.03	6.4
Diluted	62.77	59.02	6.4
Financial position			
Cash and cash equivalents	22,625	32,697	(30.8)
Current investments	9,970	75	[1]
Net current assets	39,692	38,456	3.2
Property, plant and equipment	11,716	10,530	11.3
Goodwill	3,652	3,764	(3.0)
Intangible assets	776	985	(21.2)
Other non-current assets	13,506	8,415	60.5
Total assets	83,355	75,389	10.6
Non-current liabilities	360	371	(3.0)
Total equity	68,982	61,779	11.7

[1] % of growth greater than 1,000 due to small base

in US$ million, except per equity share data

	2017	2016	Growth (%)
Financial performance			
Revenues	10,208	9,501	7.4
Gross profit	3,762	3,551	5.9
Operating profit	2,520	2,375	6.1
Net profit	2,140	2,052	4.3
EPS (par value of ₹5 (US$0.16) each): Basic	0.94	0.90	4.3
Diluted	0.94	0.90	4.3
Financial position			
Cash and cash equivalents	3,489	4,935	(29.3)
Current investments	1,538	11	[1]
Net current assets	6,121	5,804	5.5
Property, plant and equipment	1,807	1,589	13.7
Goodwill	563	568	(0.9)
Intangible assets	120	149	(19.5)
Other non-current assets	2,082	1,270	63.9
Total assets	12,854	11,378	13.0
Non-current liabilities	56	56	–
Total equity	10,637	9,324	14.1

[1] % of growth greater than 1,000 due to small base

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ('the Company' or 'Infosys'), along with the audited financial statements, for the financial year ended March 31, 2017. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Revenue from operations	59,289	53,983	68,484	62,441
Cost of sales	37,057	33,409	43,253	39,098
Gross profit	22,232	20,574	25,231	23,343
Operating expenses				
Selling and marketing expenses	2,728	2,695	3,591	3,431
General and administration expenses	3,628	3,285	4,739	4,292
Total operating expenses	6,356	5,980	8,330	7,723
Operating profit	15,876	14,594	16,901	15,620
Other income, net	3,062	3,006	3,080	3,123
Profit before non-controlling interests / share in net loss of associate	18,938	17,600	19,981	18,743
Share in net loss of associate and others	–	–	(30)	(3)
Profit before tax	18,938	17,600	19,951	18,740
Tax expense	5,120	4,907	5,598	5,251
Profit after tax	13,818	12,693	14,353	13,489
Non-controlling interests	–	–	–	–
Profit for the period	13,818	12,693	14,353	13,489
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss	(47)	(2)	(50)	(12)
Items that will be reclassified subsequently to profit or loss	29	–	(228)	303
Total other comprehensive income, net of tax	(18)	(2)	(278)	291
Total comprehensive income	13,800	12,691	14,075	13,780
Retained earnings – opening balance	44,698	40,065	47,063	41,606
Add :				
Profit for the period	13,818	12,693	14,353	13,489
Transfer from Special Economic Zone Re-investment Reserve on utilization [(1)]	953	591	953	591
Less :				
Dividends including dividend tax	(6,980)	(6,843)	(6,952)	(6,814)
Transfer to general reserve	(1,579)	(1,217)	(1,582)	(1,217)
Transfer to other reserve [(2)]	–	–	–	(1)
Transfer to Special Economic Zone Re-investment Reserve [(1)]	(953)	(591)	(953)	(591)
Retained earnings – closing balance	49,957	44,698	52,882	47,063
Earnings per share (EPS) [(3)]				
Basic	60.16	55.26	62.80	59.02
Diluted	60.15	55.26	62.77	59.02

Notes : The above figures are extracted from the standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS). For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101, *First-Time Adoption of Indian Accounting Standards*, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

1 crore = 10 million

(1) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

(2) Under the Swiss Code of Obligation, a few Infosys Consulting Holding AG (formerly Lodestone Holding AG) subsidiaries are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover the losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

(3) Equity shares are at par value of ₹5 per share.

Indian Accounting Standards

The Ministry of Corporate Affairs (MCA), vide its notification in the Official Gazette dated February 16, 2015, notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS has replaced the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014. For the Infosys group, Ind AS is applicable from April 1, 2016, with a transition date of April 1, 2015 and IGAAP as the previous GAAP.

The following are the areas which had an impact on account of transition to Ind AS:

- Business combinations including recording of intangibles and deferred taxes and accounting for common control transactions
- Fair valuation of certain financial instruments
- Employee costs pertaining to defined benefit obligations
- Discounting of certain long-term liabilities
- Share-based payments

The reconciliations and descriptions of the effect of the transition from IGAAP to Ind AS have been provided in Note 2.2 in the notes to accounts in the standalone and consolidated financial statements.

Revenues – standalone

Our revenue from operations on a standalone basis increased to ₹59,289 crore from ₹53,983 crore in the previous year, at a growth rate of 9.8%. Our software export revenues aggregated to ₹57,491 crore, up by 9.1% from ₹52,709 crore in the previous year. Out of the total revenue, 65.1% came from North America, 22.0% from Europe, 3.0% from India and 9.9% from the Rest of the World. On a standalone basis, our share of revenues from all parts of the world outside North America has increased to 34.9% in the current year from 34.0% in the previous year.

Revenues – consolidated

Our revenue from operations on a consolidated basis increased to ₹68,484 crore from ₹62,441 crore in the previous year, at a growth rate of 9.7%. Our software export revenues aggregated to ₹66,304 crore, up by 9.0% from ₹60,818 crore in the previous year. Out of the total revenue, 61.9% came from North America, 22.5% from Europe, 3.2% from India, and 12.4% from the Rest of the World. On a consolidated basis, our share of revenues from all parts of the world outside North America increased to 38.1% in the current year from 37.3% in the previous year.

Profits – standalone

Our gross profit on a standalone basis amounted to ₹22,232 crore (37.5% of revenue), as against ₹20,574 crore (38.1% of revenue) in the previous year. Sales and marketing costs were 4.6% of our revenue for the year ended March 31, 2017, as compared to 5.0% for the year ended March 31, 2016. General and administration expenses were 6.1% of our revenues each during the current and previous years. The operating profit amounted to ₹15,876 crore (26.8% of revenue), as against ₹14,594 crore (27.0% of revenue), in the previous year. The profit before tax was ₹18,938 crore (31.9% of revenue), as against ₹17,600 crore (32.6% of revenue) in the previous year. Net profit was ₹13,818 crore (23.3% of revenue), as against ₹12,693 crore (23.5% of revenue) in the previous year.

Profits – consolidated

Our gross profit on a consolidated basis amounted to ₹25,231 crore (36.8% of revenue), as against ₹23,343 crore (37.4% of revenue) in the previous year. Sales and marketing costs were 5.2% of our revenue for the year ended March 31, 2017, as compared to 5.5% for the year ended March 31, 2016. General and administration expenses were 6.9% of our revenues each during the current and previous years. The operating profit amounted to ₹16,901 crore (24.7% of revenue), as against ₹15,620 crore (25.0% of revenue) in the previous year. The profit before tax was ₹19,951 crore (29.1% of revenue), as against ₹18,740 crore (30.0% of revenue) in the previous year. Net profit was ₹14,353 crore (21.0% of revenue), as against ₹13,489 crore (21.6% of revenue) in the previous year.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, we capitalized ₹1,817 crore. This comprises ₹654 crore for investment in computer equipment, ₹6 crore in vehicles, and the balance of ₹1,157 crore in infrastructure.

In the previous year, we capitalized ₹2,163 crore. This comprised ₹945 crore for investment in computer equipment, ₹5 crore in vehicles, and the balance of ₹1,213 crore in infrastructure.

Capital expenditure on tangible assets – consolidated

On a consolidated basis, we capitalized ₹2,799 crore. During the current year, ₹800 crore has been invested in computer equipment, ₹8 crore in vehicles, and the balance of ₹1,991 crore in infrastructure.

In the previous year, we capitalized ₹2,379 crore, including assets having gross book value of ₹4 crore taken over on acquisitions. This comprised ₹1,105 crore for investment in computer equipment, ₹6 crore in vehicles, and the balance of ₹1,268 crore in infrastructure.

Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity enables us to be agile and ready for meeting unforeseen business needs. We believe that our working capital is sufficient to meet our current requirements. As on March 31, 2017, on a standalone basis, we had liquid assets (includes cash and cash equivalents and investments other than investments in unquoted equity and preference securities, convertible promissory note and others) of ₹34,561 crore, as against ₹30,711 crore at the previous year end. On a consolidated basis, we had liquid assets of ₹38,773 crore at the current year end, as against ₹34,371 crore at the previous year-end. These funds comprise deposits with banks and highly-rated

financial institutions, liquid mutual funds, including investment in fixed maturity plan securities, tax-free bonds, government bonds, non-convertible debentures of highly-rated companies and certificates of deposit (CDs). CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. The details of these investments are disclosed under the 'non-current and current investments' section in the standalone and consolidated financial statements in this Annual Report.

Appropriations

Dividend

The Board, in its meeting held on October 14, 2016, declared an interim dividend of ₹11.00 per equity share. Further, the Board, in its meeting held on April 13, 2017, has recommended a final dividend of ₹14.75 per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting (AGM) to be held on June 24, 2017. The total dividend declared (excluding dividend tax) for the current year is ₹5,915 crore, as against ₹5,570 crore in the previous year. Dividend (including dividend tax), as a percentage of consolidated net profit after tax, is 49.6% as compared to 49.7% in the previous year.

The Register of Members and Share Transfer Books will remain closed on June 3, 2017 for the purpose of payment of the final dividend for the financial year ended March 31, 2017, and the AGM. The AGM is scheduled to be held on June 24, 2017.

Bonus shares

During the current year, there has been no change in the capital structure. During the previous year, the Company had allotted 1,14,84,72,332 fully-paid-up equity shares of face value ₹5 each to the shareholders of the Company in proportion of 1:1 and consequently, the number of shares increased from 1,14,84,72,332 to 2,29,69,44,664.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the *Notes to the financial statements* provided in this Annual Report.

Transfer to reserves

We propose to transfer ₹1,382 crore to the general reserve on account of declaration of dividend at both standalone and consolidated levels.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

- The Board, at its meeting held on April 13, 2017, approved the following policies:

  Capital Allocation Policy: The Board reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

  The key aspects of the Capital Allocation Policy are: The Company's current policy is to pay dividends of up to 50% of the post-tax profits of the fiscal. Effective fiscal 2018, the Company expects to pay out up to 70% of the free cash flow of the corresponding fiscal in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

  In addition to the above, the Board has also identified an amount of up to ₹13,000 crore (US $2 billion, converted with exchange rate as on March 31, 2017) to be paid out to shareholders during fiscal 2018, in such manner (including by way of dividend and / or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

  Dividend Distribution Policy: As per Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 ('the Listing Regulations'), the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The policy is enclosed as *Annexure 9* to the *Board's report* and is also available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf.

Details of the other policies approved by the Board during fiscal 2017 are provided in *Annexure 10* to the *Board's report*.

- The Board / nomination and remuneration committee ('the committee') approved the following:

  CEO compensation: Following the shareholders' approval of the CEO's compensation through a postal ballot on March 31, 2016, and based on fiscal 2017 performance, the Board, in its meeting held on April 13, 2017, granted performance-based equity and stock options for fiscal 2017 to the CEO. Additionally, the Board approved annual time-based vesting grant for fiscal 2018. The grants would be made w.e.f. May 2, 2017. The Board also approved the variable pay for the year ended March 31, 2017.

  COO compensation: Following the shareholders' approval of the COO's compensation through a postal ballot on March 31, 2017, the Board granted RSUs and ESOPs to the COO in its meeting held on April 13, 2017. The RSUs and ESOPs will be granted w.e.f. May 2, 2017.

The details of RSUs and ESOPs granted are provided as part of the notes to the standalone and consolidated financial statements.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Listing Regulations, the *Management's discussion and analysis* is set out in this Annual Report.

2. Business

Strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors. In order to do this, we will apply the priorities of 'renew' and 'new' to our own business and cascade it to everything we do.

These translate to the following strategic focus areas:

Build expansive, lasting relationships with our clients by delivering differentiated offerings: Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We expand existing client relationships by providing them a broad set of end-to-end service offerings and increase the size, nature and number of projects we do with them. Our specific industry, domain, process, and technology expertise allow us to enable clients to transform their businesses with innovative strategies and solutions.

We invest in building our own and acquiring proprietary software platforms targeted at addressing the strategic imperatives of our clients in various industries. The combination of our intellectual property and the services surrounding it generates unique value propositions for our clients.

Through our Zero Distance program, we help our clients innovate and derive more value from their projects. Zero Distance is the process of everyday innovation at Infosys whereby all employees are expected to innovate in their individual capacities and through their individual jobs. Zero Distance has a three-fold emphasis: to reduce the gap between us and the code we write, between us and our clients, and between us and the end-user.

We also invest in targeted business development and marketing to acquire new clients, and increase our presence in new geographies and market segments. We position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly cost-effective models: Our strategy is to leverage software-based automation and our Global Delivery Model to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We are embracing artificial intelligence-based automation techniques and software automation platforms to boost productivity of our projects. We are also taking advantage of the new advances in software process engineering and collaboration technologies to enhance our productivity.

Our Global Delivery Model provides scale, quality, expertise, cost, and time-to-market advantages to our client projects. The model enables us to work at the location where the best talent is available and where it makes the best economic sense with the least amount of risk. Over the last 30 years, we have developed our distributed execution capabilities to deliver high-quality and scalable services. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones enabling us to optimize and reduce project delivery times.

Enhance our operational processes for agility and optimal cost: We periodically assess the effectiveness of our organization structure and processes to optimize them for alignment with our strategic objectives and agility. We continually evaluate critical cross-functional processes and benchmark them with best-in-class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and the optimal realization of the efficiencies of scale.

In fiscal 2017, our Zero Bench program ensured sustained engagement of employees in internal projects throughout the year. Zero Bench is helping us fast-track our service line strategy on automation and innovation.

Attract and retain a global, diverse, motivated and high-performing employee base: Our employees are our biggest assets. To meet the evolving need of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We offer our employees challenging work assignments, benchmarked compensation, and a collaborative, productive work environment. We have an objective performance management system that rewards high performers. We invest substantially in employee engagement to motivate employees and encourage social communication and collaboration.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help them stay abreast of new developments in software technologies, spur innovation and help them build a lifelong career at Infosys.

We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Pursue strategic alliances and acquisitions: We leverage alliances that complement our core competencies. We partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients. We have also expanded the scope of our collaborations to encompass universities and research organizations.

We will deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

We have an innovation fund with an outlay of US $500 million to support the creation of a global ecosystem of strategic partners.

Organization

Our go-to-market business units are organized as:

- Financial Services
- Manufacturing
- Retail, CPG and Logistics
- Energy & utilities, Communications and Services
- Hi-Tech
- Life Sciences, Healthcare and Insurance
- China
- Japan
- India
- Infosys Public Services

Our service delivery is organized as horizontal centers of excellence:

- Infosys Consulting
- Global Delivery
  - Enterprise Solutions
  - Infosys Digital
  - Application Development Services
  - Application Management Services
  - Application Modernization Services
  - Independent Validation Solutions
  - Data and Analytics
  - Engineering Services
  - Cloud and Infrastructure Services
  - Infosys Center for Emerging Technology Solutions
- Products
  - Finacle®
  - EdgeVerve
- Platforms
  - Panaya
- Skava
- Infosys BPO

Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We derived 97.3% of our consolidated revenues from repeat business this fiscal. We received the highest satisfaction score from our customer survey for the year as compared to any score that we had received in the past 12 years. We, along with our subsidiaries, added 321 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,162. The number of 100 million dollar+ clients increased from 14 last year to 19 during the year. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis is as follows:

Clients	2017	2016
1 million dollar+	598	558
5 million dollar+	282	268
10 million dollar+	189	177
25 million dollar +	91	88
50 million dollar+	56	52
75 million dollar+	31	31
100 million dollar+	19	14
200 million dollar+	6	6
300 million dollar+	1	1

Infrastructure

We added 2.2 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2017 stands at 44.5 million sq. ft. The number of marketing offices as on March 31, 2017 is 84, compared to 85 in the previous year.

Infosys Innovation Fund

We have a multi-pronged strategy in identifying, investing in and promoting next-generation technologies. We believe we will achieve this on the basis of organic investments in R&D, as well as by making significant investments in innovations developed externally, especially by startups. Our investment and acquisition strategy will be key to ensuring that we remain competitive and at the forefront of innovation.

The Infosys Innovation Fund identifies early-stage startups developing innovative, next-generation solutions and technologies in the areas of AI, machine learning and automation, Big Data and analytics, physical-digital convergence, infrastructure and cloud, and education and learning.

The Fund partners with startups by providing early-stage capital and by helping bring their innovations to market, attaining scale, providing mentorship, product validation and customer introductions. The portfolio consists of 13 companies. Out of the total outlay, US $45 million has been invested as of March 31, 2017 and we have an uncalled capital commitment of US $18 million.

Subsidiaries and associates

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation services. At the beginning of the year, we had 16 direct subsidiaries, 30 step-down subsidiaries and one associate. As on March 31, 2017, we have 17 direct subsidiaries, 26 step-down subsidiaries and one associate.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the consolidated financial statements of the Company, which form part of this Annual Report. Further, a statement containing the salient features of the financial statement of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's Report*. The statement also provides the details of performance and financial position of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, www.infosys.com. These documents will also be available for inspection till the date of the AGM during business hours at our registered office in Bengaluru, India.

Quality

While sustaining existing external benchmarks and certifications, our Quality practice at Infosys has added new certifications and further enhanced our programs and initiatives to renew our commitment to the culture of quality, client value, innovation and productivity improvement.

We continue to follow international quality standard certifications such as ISO 9001, ISO 22301, ISO 20000, ISO 27001, AS EN 9100, ISO 13485, OHSAS 18001 and ISO 14001. We have migrated to ISO 9001:2015 in the last year and became one of the early adopters of this new version. We have received an independent auditors' assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 3.0 for Infosys BPO Limited. Our focus towards upholding the maturity on CMMi Level 5 continued through independent internal assessments and we have added Infosys public services to the CMMi scope.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across the Company, using various techniques such as Six Sigma, Lean methodology, and engineering levers like Reuse, Automation and Tools.

Branding

The Infosys brand is a key intangible asset of the Company. It positions Infosys as the next-generation services company that helps enterprises renew themselves while also creating new avenues to generate value. Brand Infosys is nurtured around the premise that software, in a very fundamental way, is reshaping the world around us. Because of this, there is a duality that every business faces – on the one hand, the need to renew existing systems, to improve their effectiveness with new technologies and innovation, and on the other, the need to deliver new kinds of services and new solutions in new ways using next-generation technologies. Infosys helps its clients achieve this dual agenda in a culture of learning and innovation at the grassroots level by implementing Zero Distance – our approach to operating at the intersection of desirability, feasibility and viability.

Our marketing reach extends globally through advertisements, public relations and digital marketing initiatives. We participate in premier business and industry events around the world. We also organize signature events and roundtables across geographies. 'Confluence', our flagship client event, is consistently well-attended and rated highly by our clients and industry partners.

Awards and recognition

In fiscal 2017, we won multiple awards and recognition, both international and national. The significant awards include:

Business and management

- Best Company in India, at *FinanceAsia*'s 20th anniversary platinum awards
- National Award for Excellence in Corporate Governance, 16th National Awards of the Institute of Company Secretaries of India
- Golden Peacock Award, 16th London Global Convention on Corporate Governance and Sustainability

Banking (for Finacle®)

- Market Leader among digital platforms, *Ovum Decision Matrix: Selecting a Digital Banking Platform, 2017–18* report by Ovum Research
- Leader and Star Performer, Everest Group's *Global Banking AO Service Provider PEAK Matrix™ Assessment*, 2016

ERP services

- Seven awards at the 2016 Oracle Excellence Awards
- Leader in Gartner Magic Quadrant for SAP® Application Services, North America
- Leader, IDC MarketScape: Worldwide Oracle Implementation Services 2016 Vendor Assessment

Technology innovation

- Five marketing and innovation awards following the launch of a successful strategic technology partnership with Association of Tennis Professionals (ATP)
- Leader in the Winner's Circle – Excellent at Innovation and Execution, HfS's Research Blueprint: Design Thinking in the As-A-service Economy

Sustainability

- Smartest Building award for the software development blocks (SDB) at the Pune campus, Network 18 and Honeywell Smart Building Awards
- Global Sustainability Leadership Award for sustainable carbon management practice

For the complete list of awards and recognition, refer to https://www.infosys.com/about/awards.

3. Human resources management

The Human Resources (HR) department at Infosys is driven by the mission:

- To help Infoscions realize their potential – to develop, grow and achieve their purpose
- To build the right culture and capabilities to enable us to delight our customers
- To make Infosys the best place to work for passionate, innovative people who want to make a difference

HR management at Infosys goes beyond the set boundaries of compensation, performance reviews and development. We look at the employee's entire work life cycle, to ensure timely interventions that help build a long-lasting and fruitful career. With this in mind, we initiated several positive changes in our HR practice this year. The vision for HR is articulated through five strategic tracks:

- Driving entrepreneurial energy
- Facilitating organization effectiveness
- Building our talent engine
- Sharpening our leadership edge
- Providing a world-class employee experience

We have set up a scalable recruitment and human resources management process. Over the last year, on a standalone basis, we received 12,93,877 applications from prospective employees, interviewed 1,05,674 applicants, and extended offers of employment to 51,004 applicants. The Infosys Group added 6,320 (net) and 44,235 (gross) employees this year, taking the total strength to 2,00,364 from 1,94,044 at the end of the previous year.

On a standalone basis, the annualized attrition rate for fiscal 2017 stands at 15.0%, as compared to 13.6% for fiscal 2016.

The following is an overview of some of the major programs undertaken during fiscal 2017 :

- Pulse is our renewed approach to reviewing employee engagement, with the key change being moving from an annual format to a more continuous and customized survey format for feedback. We also ensure clear ownership and real-time analytics dashboards to take swift action, based on the feedback received.
- We identified influencer groups within the organization, whose networks could be leveraged to spread ideas of innovation and collaboration. We worked on refreshing this list to include more people and keep it dynamic.
- We continued to work on simplifying internal processes through a collaborative effort between various teams to ensure that employees are able to be at their productive best. Rewards and recognition in terms of the annual awards for excellence, quarterly promotions, and unit awards continued. We also maintained our focus on performance differentiation to ensure that our high-performing employees are driven towards higher purpose and goals.
- The Stock Incentive Rewards Program for employees was launched this year, bringing back a much-cherished program after over a decade. Through this program, select high-performing employees were awarded company stocks based on their potential.

In addition to the above, we have mechanisms in place to foster a positive workplace environment, free from harassment of any nature. We have institutionalized the Anti-Sexual Harassment Initiative (ASHI) framework, through which we address complaints of sexual harassment at the workplace. Our global policy assures discretion and guarantees non-retaliation to complainants. We follow a gender-neutral approach in handling complaints of sexual harassment and we are compliant with the law of the land wherever we operate. We have also constituted an internal committee in all locations across India to consider and address sexual harassment complaints in accordance with the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

The details of the issues raised and resolved regarding sexual harassment at the workplace are available in the *Business Responsibility Report* which is part of this Annual Report.

Education, training and assessment

Learning and education are at the foundation of Infosys. Competency development continues to be a key area of strategic focus for us. During fiscal 2017, the total training provided for employees was over 2.04 million person days. Many of our employees also took external certifications, creating a large pool of certified people.

We are working with external Massive Open Online Course (MOOC) providers to make the best content, along with flexible learning modalities, available to our employees, to enhance learning effectiveness and reach. We provide opportunities for fresh hires to learn using MOOCs while waiting to join Infosys. We are also using MOOCs to enable existing employees on niche technologies and skills.

To enhance the innovation quotient of the workforce, we conducted the Design Thinking program which trains individuals in an empathetic, customer-centric mode of problem-finding and problem-solving. The total number of participants benefiting from Design Thinking training crossed 1,35,000 as of March 31, 2017. The Design Thinking training has been imparted to client teams, leadership teams, employees and fresh recruits.

Campus Connect, our industry-academia partnership program, made progress through the launch of electives to help engineering colleges run new programs within their curricula. In fiscal 2017, we engaged with 1,056 faculty members who in turn trained 44,546 students. With this, the total number of beneficiaries covered has reached 14,167 faculty members and 4,16,185 students from 301 engineering institutions.

Infosys Leadership Institute

The vision of the Infosys Leadership Institute (ILI) is to be recognized as a world-class leadership development organization that develops a deep leadership bench for Infosys. The primary purpose of ILI is to develop and prepare senior leaders of the organization for current and future executive leadership roles. ILI employs a wide range of developmental approaches including experiential programs, classroom training, coaching, 'Leaders Teach', and experience-sharing sessions. Senior leaders from across Infosys and its subsidiaries are beneficiaries of ILI's programs.

We are partnering with Stanford Graduate School of Business to curate the Infosys Global Leadership Program for our existing and future leaders at Infosys. The Global Leadership Program, developed and offered by Stanford, is expected to cover over 100 Infosys leaders organized into cohorts. Each cohort is divided into small teams and are assigned key strategic projects that provide exposure to broader business management challenges, and to the senior leadership of the Company. The five-day program features sessions taught by Stanford faculty covering topics such as corporate strategy and leadership and team management, as well as critical skills such as negotiation and storytelling, and action learning via project work. Cohort 1 graduated in 2016 in our Mysuru campus, and Cohort 2 in April 2017 at our Bengaluru campus.

Particulars of employees

The ratio of the remuneration of each whole-time director and key managerial personnel (KMP) to the median of employees' remuneration as per Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of the Board's report (*Annexure* 3). Refer to tables 3(b) and 3(c) in *Annexure 3*.

Additionally, the following details form part of *Annexure* 3 to the Board's report :

- To ensure better comparability and clarity, the Company has voluntarily provided details of compensation (including value of stock incentives granted) for fiscals 2017 and fiscal 2016 (Refer to table 3(a))
- Remuneration to independent directors (Refer to table 3(d))
- Statement containing the names of top 10 employees in terms of remuneration drawn (Refer to table 3(e))

- Details of employees posted in India throughout the fiscal and in receipt of a remuneration of ₹1.02 crore or more per annum (Refer to table 3(e))
- Details of employees posted in India for part of the year and in receipt of ₹8.5 lakh or more a month (Refer to table 3(e)).

The details of employees posted outside India and in receipt of a remuneration of ₹1.02 crore or more per annum or ₹8.5 lakh or more a month can be made available on request.

Employee stock options / Restricted stock units

The Company, under the 2015 Stock Incentive Compensation Plan ('the 2015 Plan'), approved by the shareholders vide postal ballot concluded on March 31, 2016, grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performance with Company objectives, and promoting increased participation by them in the growth of the Company.

The total number of equity shares and ADRs to be allotted pursuant to the exercise of the stock incentives under the 2015 Plan to the employees of the Company and its subsidiaries shall not cumulatively exceed 2,40,38,883 equity shares (approximately 1% of the issued capital). The details of the 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share-based Employee Benefits) Regulations, 2014 is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/disclosures-pursuant-SEBI-regulations.pdf.

The details of the employee stock options / RSU plan form part of the Notes to accounts of the financial statements in this Annual Report.

The details of stock incentives granted during the year ended March 31, 2017 [1] are as follows:

Approval date	Grantees	Date of grant	Stock incentives approved by the Board / nomination and remuneration committee	
			RSUs	Stock options
July 15, 2016	Dr. Vishal Sikka	August 1, 2016	1,20,700	–
	7,898 eligible mid-level managers [5]		18,57,820	–
October 14, 2016	Mohit Joshi	November 1, 2016	52,350	1,12,750
	Rajesh K. Murthy		45,000	96,900
	Ravi Kumar S.		52,350	1,12,750
	Sandeep Dadlani		52,350	1,12,750
	M. D. Ranganath		30,650	48,400
	A. G. S. Manikantha		1,000	–
	Krishnamurthy Shankar		12,050	19,000
	Gopi Krishnan Radhakrishnan [4]		1,500	–
	425 eligible high-performing executives [5]		9,04,775	9,43,810
January 13, 2017	3 eligible employees [5]	February 1, 2017	18,550	–
April 13, 2017 [1]	Dr. Vishal Sikka	May 2, 2017	amounting to [2] US $1.9 million and [3] US $2 million	amounting to [2] US $0.96 million
	U. B. Pravin Rao		27,250	43,000
	3 eligible employees [5]		37,100	73,600

Notes: The RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the Board / nomination and remuneration committee from time to time. The exercise price of RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant or the price as determined under the applicable law in respective jurisdictions.

[1] Includes stock incentives granted between the end of the financial year and date of the report

[2] Pertains to performance-based grants for fiscal 2017

[3] Pertains to time-based grants for fiscal 2018

[4] In November 2016, 1,500 RSUs were granted to Gopi Krishnan Radhakrishnan who was appointed as KMP w.e.f. January 1, 2017

[5] Approved count

Grants exercised during the year: During fiscal 2017, Dr. Vishal Sikka exercised 34,062 RSUs and held 3,08,143 RSUs outstanding as on March 31, 2017.

4. Corporate governance

Our corporate governance philosophy

Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the goal of corporate governance is to ensure fairness for every stakeholder. We believe sound corporate governance is critical to enhancing and retaining investor trust. We always seek to ensure that our performance is driven by integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2017 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical background, age, ethnicity, race and gender, which will help us retain our competitive advantage. The Board has adopted the Board Diversity Policy which sets out the approach to diversity of the Board of Directors. The Board Diversity Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity is available in the *Corporate governance report* that forms part of this Annual Report.

Number of meetings of the Board

The Board met eight times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed in the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2017, the Board had 10 members, two of whom were executive or whole-time directors, and eight were independent directors.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

There has been no change in the policy since last fiscal. We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of the Listing Regulations.

Board evaluation

The evaluation of all the directors and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation process has been explained in the *Corporate governance report*. The outcome of the Board evaluation for fiscal 2017 was discussed by the nomination and remuneration committee and the Board at the meeting held on April 13, 2017.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and key managerial personnel

Chairmen of the Board

R. Seshasayee is the non-executive Chairman of the Board and Ravi Venkatesan, Independent Director, was appointed Co-Chairman of the Board at the meeting held on April 13, 2017.

Inductions

The following appointments were made till the date of the report :

- Appointment of Ravi Venkatesan, Independent Director, as the Co-Chairman of the Board effective April 13, 2017.
- Appointment of D. N. Prahlad as an independent director of the Board effective October 14, 2016.
- Appointment of Mohit Joshi, Sandeep Dadlani, Rajesh K. Murthy, Ravi Kumar S., David D. Kennedy and Krishnamurthy Shankar as key managerial personnel (KMP), as defined under Ind AS 24, *Related Party Disclosures*, effective October 13, 2016.
- Appointment of Gopi Krishnan Radhakrishnan as Acting General Counsel and as KMP, as defined under Ind AS 24, *Related Party Disclosures*, effective January 1, 2017.

Dr. Vishal Sikka, U. B. Pravin Rao, M. D. Ranganath and A. G. S. Manikantha were appointed as KMP, as defined under Section 2(51) of the Companies Act, 2013, in earlier years.

Reappointments

As per the provisions of the Companies Act, 2013, U. B. Pravin Rao retires by rotation at the ensuing AGM and being eligible, seeks reappointment. The Board recommends his reappointment.

Retirements and resignations

David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer effective December 31, 2016.

Committees of the Board

As on March 31, 2017, the Board had six committees: the audit committee, the nomination and remuneration committee, the corporate social responsibility committee, the stakeholders relationship committee, the risk and strategy committee, and the finance and investment committee. The Board constituted a new committee, the committee of directors, effective April 13, 2017. All committees, except the corporate social responsibility committee, consist entirely of independent directors. A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report* section of this Annual Report.

Adoption of new Articles of Association

The Ministry of Corporate Affairs (MCA) notified most of the sections of the Companies Act, 2013 ('the Act') which replace the provisions of the Companies Act, 1956. The MCA also notified the rules pertaining to the further notified sections. In order to bring the Articles of Association (AOA) of the Company in line with the provisions of the Act, the Company recommended that the members adopt a comprehensive new set of the Articles of Association of the Company ('new articles'), in substitution of, and to the exclusion of, the AOA. The resolution to adopt the new articles was passed by requisite majority by the members of the Company through a postal ballot which concluded on March 31, 2017. The new articles are available on the website of the Company, at https://www.infosys.com/investors/shareholder-services/pages/index.aspx#memorandum.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of fraud, error reporting mechanisms, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and Company's operations in future.

Extract of annual return

In accordance with Section 134(3)(a) of the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as *Annexure 6* to the *Board's report*.

Investor Education and Protection Fund (IEPF)

Pursuant to the applicable provisions of the Companies Act, 2013, read with the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ('the Rules'), all unpaid or unclaimed dividends are required to be transferred by the Company to the IEPF established by the Central Government, after the completion of seven years. Further, according to the Rules, the shares in respect of which dividend has not been paid or claimed by the shareholders for seven consecutive years or more shall also be transferred to the demat account created by the IEPF Authority. Accordingly, the Company has transferred the unclaimed and unpaid dividends. Further, the corresponding shares will be transferred as per the requirements of the IEPF rules, details of which are provided on our website, at www.infosys.com/IEPF.

Directors' responsibility statement

The financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Companies Act, 2013 ('the Act'), read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. The Company has adopted all the Ind AS standards and the adoption was carried out in accordance with applicable transition guidance. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2017, the applicable accounting standards have been followed.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

- The Auditors' Report for fiscal 2017 does not contain any qualification, reservation or adverse remark. *The Auditors' Report* is enclosed with the financial statements in this Annual Report.

- The Secretarial Auditors' Report for fiscal 2017 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report* in this Annual Report.
- As required by the Listing Regulations, the auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*. The auditors' certificate for fiscal 2017 does not contain any qualification, reservation or adverse remark.
- In addition to getting certified by the auditors, we have also voluntarily engaged a Practicing Company Secretary to audit us on corporate governance and issue a report. The report does not contain any qualification, reservation or adverse remarks.

Auditors

Statutory auditors

Under Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the said section. The audit committee of the Company has proposed, and on January 13, 2017, the Board of Directors of the Company has recommended the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ('Deloitte') as the statutory auditors of the Company. Deloitte will hold office for a period of five consecutive years from the conclusion of the 36th Annual General Meeting of the Company scheduled to be held on June 24, 2017, till the conclusion of the 41st Annual General Meeting to be held in the year 2022, subject to the approval of the shareholders of the Company. The first year of audit will be of the financial statements for the year ending March 31, 2018, which will include the audit of the quarterly financial statements for the year.

To align with the above, the Board of Directors of the Company also approved the appointment of Deloitte as the independent registered public accounting firm of the Company. This appointment is effective the year ending March 31, 2018. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company to be included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). KPMG will continue as the Company's independent registered public accounting firm through the completion of the audit for the year ending March 31, 2017 and for the purpose of filing such audited financial statements in the Form 20-F for the year ending March 31, 2017.

Secretarial auditor

As required under Section 204 of the Companies Act, 2013 and Rules thereunder, the Board has appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for fiscal 2018.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through its CSR trust, the Infosys Foundation, towards supporting projects in eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development projects. Details of the CSR policy are available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 7* to the *Board's report*.

Infosys Foundation

Infosys Foundation was established in 1996 for social welfare activities. Fiscal 2017 marked the 20th anniversary of the Foundation's journey of transforming the lives of communities in need across India. Since its inception, the Foundation, through its grant-making and partnerships with individuals, government bodies and competent non-governmental bodies, has fostered a sustainable culture of development in the areas of healthcare, promotion of education and eradication of hunger, rural development, art and culture, and destitute care across the remotest regions of India. For more details on the Foundation's activities, visit https://www.infosys.com/infosys-foundation.

Infosys Foundation USA

In fiscal 2017, Infosys Foundation USA advanced its mission to increase access to Computer Science (CS) and Maker education, with an emphasis on under-represented students. The Foundation has impacted 2,539 teachers, 1,34,529 students, and 2,490 schools across the 50 U.S. states, through initiatives such as:

- CS Teacher Support
- CS Student Support
- Maker Initiatives

For more details, visit http://www.infosys.org/infosys-foundation-usa/.

Infosys Science Foundation

The Infosys Science Foundation (ISF) was set up by Infosys and some members of its management in 2009 to encourage the pursuit and practice of the sciences and research. The Infosys Prize, governed by the ISF, recognizes some of the finest research connected to India. The prize winners are awarded a purse of ₹65 lakh (tax-free in India) and a citation by a jury of global renown across six fields. The winners of the Infosys Prize 2016 were Prof. V. Kumaran (Professor, Department of Chemical Engineering, Indian Institute of Science, Bengaluru) in Engineering and Computer Science, Prof. Sunil Amrith (Mehra Family Professor of South Asian Studies, Professor of History, Harvard University, U.S.) in Humanities, Prof. Gagandeep Kang (Executive Director of Translational Health Science and Technology Institute, Faridabad) in Life Sciences, Prof. Akshay Venkatesh (Professor, Department of Mathematics, Stanford University, U.S.) in Mathematical Sciences, Dr. Anil Bhardwaj (Director, Space Physics Laboratory, Vikram Sarabhai Space Centre, Thiruvananthapuram) in Physical Sciences, and Prof. Kaivan Munshi (Frank Ramsey Professor of Economics, University of Cambridge, U.K.) in Social Sciences.

For more details, visit www.infosys-science-foundation.com.

Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions encompass economic, social and environmental dimensions. Through Campus Connect, we share some of our best practices with engineering colleges, thus aligning the needs of institutions, faculty and students with those of the IT industry. SPARK and Rural Reach programs focus on raising aspirations and building awareness about computers and the power of IT among students in rural India. For more information about our industry-academia partnerships, visit our website, https://www.infosys.com/sustainability.

We have been persistent in our efforts to ensure reuse, recycling and responsible disposal of waste to minimize the amount of waste going to landfills. In our efforts to achieve our goal of sourcing 100% of our electricity requirements from renewables, we have continued to invest in solar energy across our campuses. In fiscal 2016, we launched a solar farm at our Hyderabad campus. The energy generated in the farm has helped us in meeting most of our energy requirement through renewables. Details of our environmental sustainability actions are available in *Annexure 8* to the *Board's report*.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 8* to the *Board's report*.

Business Responsibility Report (BRR)

The Listing Regulations mandate the inclusion of the BRR as part of the Annual Report for top 100 listed entities based on market capitalization. In compliance with the Listing Regulations, we have integrated BRR disclosures into our Annual Report.

We also publish the *Sustainability Report* annually. Our report follows the Global Reporting Initiative's G4 framework. This is a comprehensive report that covers all aspects of our sustainability activities. The report is audited by an external auditor, DNV GL. For more details, visit https://www.infosys.com/sustainability/.

Green initiatives

Electronic copies of the Annual Report 2016-17 and the Notice of the 36th Annual General Meeting are sent to all members whose email addresses are registered with the Company / depository participant(s). For members who have not registered their email addresses, physical copies are sent in the permitted mode.

Acknowledgments

We thank our customers, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Communications, the Ministry of Electronics and Information Technology, the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the State Governments, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Mangaluru, Mysuru, Nagpur, Noida, Pune, Mumbai, Kochi and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors



R. Seshasayee
Chairman



Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2017

Annexures to the Board's report

Annexure 1 – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

[Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 – AOC-1]

List of subsidiaries

in ₹ crore, except % of shareholding and exchange rate

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	[1] Turnover	[1] Profit / (Loss) before taxation	[1] Provision for taxation	[1] Profit / (Loss) after taxation	% of shareholding
Infosys BPO Limited	Mar 31, 2017	INR	34	3,961	4,443	448	626	2,940	750	198	552	99.98
EdgeVerve Systems Limited	Mar 31, 2017	INR	1,312	[14] (3,027)	727	2,442	29	2,351	359	114	245	100
Infosys Public Services, Inc.	Mar 31, 2017	1 USD = ₹64.85	98	289	492	105	–	1,354	225	99	126	100
Infosys Technologies (China) Co. Limited	Dec 31, 2016	1 RMB = ₹9.78	235	(109)	459	333	–	1,079	(61)	–	(61)	100
Infosys Consulting AG [2] *(formerly Lodestone Management Consultants AG)*	Dec 31, 2016	1 CHF = ₹66.67	1	61	283	221	–	663	3	4	(1)	100
Infy Consulting Company Limited [2] *(formerly Lodestone Management Consultants Ltd.)*	Dec 31, 2016	1 GBP = ₹83.46	–	41	221	180	–	599	12	4	8	100
Infosys Consulting GmbH [2] *(formerly Lodestone Management Consultants GmbH)*	Dec 31, 2016	1 EUR = ₹71.66	1	(14)	199	212	–	551	(43)	2	(45)	100
Infosys Poland Sp. z o.o. [4] *(formerly Infosys BPO Poland, Sp. z.o.o)*	Mar 31, 2017	1 PLN = ₹16.45	4	435	543	104	55	491	103	1	102	99.98
Infosys McCamish Systems LLC [4]	Mar 31, 2017	1 USD = ₹64.85	175	(48)	296	169	–	467	29	(46)	75	99.98
Kallidus Inc. [10]	Dec 31, 2016	1 USD = ₹67.93	15	139	257	103	–	379	168	67	101	100
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2016	1 MXN = ₹3.28	65	43	157	49	–	269	43	14	29	100
Panaya Ltd. [7]	Dec 31, 2016	1 USD = ₹67.93	256	(511)	225	480	–	245	(124)	12	(136)	100
Infosys Tecnologia do Brasil Ltda.	Dec 31, 2016	1 BRL = ₹20.89	146	(40)	183	77	–	206	29	20	9	100
Lodestone Management Consultants Inc. [2]	Dec 31, 2016	1 USD = ₹67.93	1	27	39	11	–	202	24	7	17	100
Noah Consulting LLC [11]	Dec 31, 2016	1 USD = ₹67.93	80	(94)	82	96	–	188	(116)	–	(116)	100
Infosys Management Consulting Pty. Limited [2] *(formerly Lodestone Management Consultants Pty. Limited)*	Dec 31, 2016	1 AUD = ₹49.05	–	(19)	16	35	–	148	–	1	(1)	100
Lodestone Management Consultants Co., Ltd. [2]	Dec 31, 2016	1 RMB = ₹9.78	43	(85)	64	106	–	143	(44)	2	(46)	100
Infosys Consulting Ltda. [3] *(formerly Lodestone Management Consultants Ltda.)*	Dec 31, 2016	1 BRL = ₹20.89	137	(126)	102	91	–	143	(23)	2	(25)	99.99

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	[1] Turnover	[1] Profit / (Loss) before taxation	[1] Provision for taxation	[1] Profit / (Loss) after taxation	% of shareholding
Infy Consulting B.V. [2] *(formerly Lodestone Management Consultants B.V.)*	Dec 31, 2016	1 EUR = ₹71.66	1	24	51	26	–	141	25	6	19	100
Infosys Technologies (Sweden) AB	Dec 31, 2016	1 SEK = ₹7.48	2	1	53	50	–	115	(12)	–	(12)	100
Portland Group Pty. Limited [4]	Mar 31, 2017	1 AUD = ₹49.58	18	88	131	25	–	114	9	3	6	99.98
Infosys Consulting Sp. Z o.o. [2] *(formerly Lodestone Management Consultants sp. z o.o.)*	Dec 31, 2016	1 PLN = ₹16.20	2	(1)	35	34	–	101	1	–	1	100
Panaya Inc. [12]	Dec 31, 2016	1 USD = ₹67.93	–	325	427	102	–	101	3	(1)	4	100
Infosys Consulting Pte Ltd. [15] *(formerly Lodestone Management Consultants Pte Ltd.)*	Dec 31, 2016	1 SGD = ₹47.01	52	(53)	13	14	–	77	(13)	1	(14)	100
Infosys (Czech Republic) Limited s.r.o [4] *(formerly Infosys BPO s.r.o)*	Mar 31, 2017	1 CZK = ₹2.55	3	55	71	13	14	64	15	3	12	99.98
Skava Systems Pvt. Ltd. [13]	Mar 31, 2017	INR	–	23	37	14	18	56	10	2	8	100
Infosys Consulting SAS [2] *(formerly Lodestone Management Consultants SAS)*	Dec 31, 2016	1 EUR = ₹71.66	23	(31)	16	24	–	45	3	1	2	100
Infosys Consulting (Belgium) NV [3] *(formerly Lodestone Management Consultants (Belgium) S.A.)*	Dec 31, 2016	1 EUR = ₹71.66	3	(26)	24	47	–	42	(2)	1	(3)	99.90
Infosys Technologies (Shanghai) Company Limited	Dec 31, 2016	1 RMB = ₹9.78	821	(4)	1,076	259	–	24	(9)	–	(9)	100
Panaya GmbH [7]	Dec 31, 2016	1 EUR = ₹71.66	–	(3)	38	41	–	24	1	–	1	100
S.C. Infosys Consulting S.R.L. [2] *(formerly SC Lodestone Management Consultants S.R.L.)*	Dec 31, 2016	1 RON = ₹15.79	1	4	8	3	–	23	1	1	–	100
Infosys Consulting S.R.L. [2] *(formerly Lodestone Management Consultants S.R.L.)*	Dec 31, 2016	1 ARS = ₹4.27	7	(6)	13	12	–	21	2	3	(1)	100
Lodestone Management Consultants Portugal, Unipessoal, Lda [2]	Dec 31, 2016	1 EUR = ₹71.66	5	(9)	3	7	–	14	–	1	(1)	100
Infosys Consulting s.r.o. [2] *(formerly Lodestone Management Consultants s.r.o.)*	Dec 31, 2016	1 CZK = ₹2.65	–	4	5	1	–	8	1	1	–	100
Panaya Japan Co. Ltd. [7]	Dec 31, 2016	1 JPY = ₹0.5811	–	(2)	11	13	–	6	1	–	1	100
Noah Information Management Consulting Inc. [8]	Dec 31, 2016	1 CAD = ₹50.39	–	(15)	3	18	–	3	(4)	–	(4)	100
Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*	Dec 31, 2016	1 CHF = ₹66.67	166	129	452	157	–	–	(3)	1	(4)	100

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	(1) Turnover	(1) Profit / (Loss) before taxation	(1) Provision for taxation	(1) Profit / (Loss) after taxation	% of shareholding
Lodestone Management Consultants GmbH (2)	Dec 31, 2016	1 EUR = ₹71.66	1	(3)	1	3	–	–	–	–	–	100
Infosys Nova Holdings LLC	Dec 31, 2016	1 USD = ₹67.93	93	9	102	–	102	–	–	–	–	100
Infosys BPO Americas LLC (4)(5)	Mar 31, 2017	1 USD = ₹64.85	7	(3)	5	1	–	–	(3)	–	(3)	99.98
Infosys Technologies (Australia) Pty. Limited (6)	Mar 31, 2017	1 AUD = ₹49.58	4	32	37	1	–	–	1	1	–	100
Infosys Americas Inc.	Mar 31, 2017	1 USD = ₹64.85	1	–	1	–	–	–	–	–	–	100

List of associates

in ₹ crore

Name of the entity	Last audited Balance Sheet date	No. of shares held by the companies in associate at the year end	Amount of investment in associate	Reason why the associate is not consolidated	Net worth attributable to shareholding as per latest Balance Sheet	Profit / (Loss) for the year	
						Considered in consolidation	Not considered in consolidation
DWA Nova LLC (9)	–	–	102	NA	35	(6)	–

(1) Converted at monthly average exchange rates
(2) Wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(3) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4) Wholly-owned subsidiary of Infosys BPO Limited
(5) Incorporated effective November 20, 2015
(6) Under liquidation
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Noah Consulting LLC
(9) Associate of Infosys Nova Holdings LLC. As of December 31, 2016, Infosys Nova Holdings LLC holds 16% of equity interest in DWA Nova LLC and exercises significant influence.
(10) Kallidus Inc., acquired on June 02, 2015
(11) Noah Consulting LLC, acquired on November 16, 2015
(12) Panaya Inc., acquired on March 05, 2015
(13) Skava Systems Pvt. Ltd., acquired on June 02, 2015
(14) EdgeVerve adopted Ind AS on April 1, 2016, with a transition date of April 1, 2015. Accordingly, on transition, profit on transfer of business between entities under common control, which was earlier recognized in the Statement of Profit and Loss under IGAAP are adjusted to reserves.
(15) During fiscal 2017, the holding company of Infosys Consulting Pte Ltd. changed from Lodestone Holding AG to Infosys Limited.

Notes:

1. Investments exclude investments in subsidiaries.
2. Proposed dividend from any of the subsidiaries is nil.
3. Infosys Canada Public Services, a wholly-owned subsidiary of Infosys Public Services, Inc., has been incorporated effective December 19, 2014, and has not yet commenced operations.
4. Lodestone Augmentis AG, a wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG) has been liquidated effective October 5, 2016.
5. Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH), a wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG) has been liquidated effective December 21, 2016.
6. Panaya Pty Ltd., a wholly-owned subsidiary of Panaya Inc., has been liquidated effective November 16, 2016.

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee *Chairman*	Dr. Vishal Sikka *Chief Executive Officer and Managing Director*	U. B. Pravin Rao *Chief Operating Officer and Whole-time Director*
Roopa Kudva *Director*	M. D. Ranganath *Chief Financial Officer*	A. G. S. Manikantha *Company Secretary*

Bengaluru
April 13, 2017

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

As per Section 188 of the Companies Act 2013, whenever a company avails or renders any service directly or through agents amounting to 10% or more of the turnover of the company or ₹ 50 crore, whichever is lower, prior approval of the shareholders is required. However, shareholders' approval for such transactions need not be sought if the transactions are between the holding company and its wholly-owned subsidiaries whose accounts are consolidated with the holding company and placed for shareholders' approval.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2017, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis for the year ended March 31, 2017 are as follows:

Name of related party	Nature of relationship	Duration of contract	Salient terms [1]	Amount (in ₹ crore)
Nature of contract				
Investment in equity instruments				
Infosys Technologies (Shanghai) Company Limited	Subsidiary	Not applicable	Not applicable	180
Infosys Technologies (Sweden) AB	Subsidiary	Not applicable	Not applicable	76
Noah Consulting LLC	Subsidiary	Not applicable	Not applicable	71
Infosys Technologies (China) Co. Limited	Subsidiary	Not applicable	Not applicable	67
				394
Purchase of services				
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	697
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	391
Noah Consulting LLC	Subsidiary	Jan 1, 2016 – ongoing	Based on transfer pricing guidelines	135
Infosys Management Consulting Pty. Limited	Subsidiary	Jan 1, 2013 – ongoing	Based on transfer pricing guidelines	125
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	120
Kallidus Inc.	Subsidiary	Jul 1, 2015 – ongoing	Based on transfer pricing guidelines	75
Infosys Technologies (Sweden) AB	Subsidiary	Apr 23, 2009 – ongoing	Based on transfer pricing guidelines	72
Panaya Ltd.	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	50
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	22
Infosys Technologies S.de R.L. de C.V.	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	22
				1,709
Purchase of shared services including facilities and personnel				
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	19
Panaya Ltd.	Subsidiary	Jan 1, 2016 – ongoing	Based on transfer pricing guidelines	2
				21

Name of related party	Nature of relationship	Duration of contract	Salient terms [1]	Amount (in ₹ crore)
Sale of services				
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	893
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	303
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	75
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	58
Infosys Technologies S.de R.L. de C.V.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	31
Infosys Technologies (Sweden) AB	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	17
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	15
Kallidus Inc.	Subsidiary	Jul 1, 2015 – ongoing	Based on transfer pricing guidelines	6
				1,398
Sale of shared services including facilities and personnel				
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	46
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	40
Panaya Ltd.	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	32
Infy Consulting Company Limited	Subsidiary	Apr 1, 2016 – ongoing	Based on transfer pricing guidelines	3
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	1
				122

[1] Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.

for and on behalf of the Board of Directors

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2017

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation services. We enable clients in more than 45 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO, COO and other KMP to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to KMP including CEO and COO in the tables, 3(b) and 3(c) are in compliance with Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables, 3(b) and 3(c) do not include value of the stock incentives at the time of grant but include the perquisite value at the time of their exercise. Considering that the Company has changed the compensation philosophy this year, restructured the compensation of KMP and introduced stock incentives as a significant part of compensation for senior management to align with shareholders' interest, the compensation in tables 3(b) and 3(c) for fiscal 2017 and fiscal 2016 are not comparable. Hence, to ensure better comparability and clarity, the Company has voluntarily provided details of compensation (including value of stock incentives granted) for fiscal 2017 and fiscal 2016 in the table 3(a) below.

3(a) Compensation relating to fiscal 2017 and fiscal 2016 for whole-time directors and other KMP as on March 31, 2017 is as follows:

Name of the KMP	Currency	Fiscal	Base / fixed pay	Bonus and incentives	Time-based stock incentives granted [4]	Performance-based stock incentives granted [4]	Retirals	Total compensation	Total compensation in ₹ crore [1]
Dr. Vishal Sikka	USD	2017	1,000,000	822,289	2,000,000	2,885,482	42,171	6,749,942	45.11
		2016	900,000	4,326,000	2,000,000	–	79,558	7,305,558	48.41
U. B. Pravin Rao	INR	2017	4,00,04,201	3,62,35,701	–	4,00,00,000	17,71,486	11,80,11,388	11.80
		2016	3,44,37,966	4,53,76,002	–	–	15,96,855	8,14,10,823	8.14
M. D. Ranganath	INR	2017	2,84,56,920	1,80,44,121	–	4,50,00,000	9,85,406	9,24,86,447	9.25
		2016	3,47,57,619	2,63,58,370	–	–	34,03,807	6,45,19,796	6.45
A. G. S. Manikantha [2]	INR	2017	18,97,942	22,52,574	–	9,84,568	2,42,980	53,78,064	0.54
		2016	14,46,718	20,54,301	–	–	1,86,604	36,87,623	0.37
Ravi Kumar S.	USD	2017	594,719	433,268	–	1,175,000	24,785	2,227,772	14.87
		2016	570,680	640,168	–	–	39,758	1,250,606	8.27
Mohit Joshi	GBP	2017	418,860	289,402	–	960,998	89,211	1,758,471	14.62
		2016	351,195	473,093	–	–	112,661	936,949	9.02
Sandeep Dadlani	USD	2017	607,441	435,699	–	1,175,000	24,731	2,242,871	14.97
		2016	592,502	649,861	–	–	27,307	1,269,670	8.40
Rajesh K. Murthy	EUR	2017	444,006	338,022	–	915,342	263,210	1,960,580	14.25
		2016	409,617	467,258	–	–	289,470	1,166,345	8.55
Krishnamurthy Shankar [3]	INR	2017	2,02,00,440	1,55,39,523	–	1,76,63,980	15,29,268	5,49,33,211	5.49
		2016	87,42,665	1,74,24,518	–	–	6,61,860	2,68,29,043	2.68
Gopi Krishnan Radhakrishnan	INR	2017	66,73,404	43,64,517	–	14,76,852	5,78,598	1,30,93,371	1.31
		2016	64,74,882	51,76,113	–	–	5,64,642	1,22,15,637	1.22

(1) Converted at average exchange rates for the respective periods

(2) For the period June 22, 2015 to March 31, 2016 for fiscal 2016

(3) For the period October 26, 2015 to March 31, 2016 for fiscal 2016 and includes joining bonus

(4) The time and performance-based stock incentives will vest over a period of four years

Information as per Rule 5(1) of Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(b) Remuneration to whole-time directors

Name of the director	Director Identification Number (DIN)	Title	Remuneration in fiscal 2017 (in ₹ crore) #	Remuneration in fiscal 2016 (in ₹ crore) #	% increase of remuneration in fiscal 2017 as compared to fiscal 2016 #	Ratio of remuneration to MRE excluding WTDs #	Ratio of remuneration to MRE including WTDs #
Dr. Vishal Sikka (4)(5)(6)	06897177	CEO & MD	(1) 16.01	(2)(3) 48.73	(67.15)	283.07	283.07
U. B. Pravin Rao (7)	06782450	COO & WTD	7.80	9.28	(15.95)	137.91	137.91

Notes: The details in the above table are on accrual basis

Includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

(1) Includes US$0.82 million (approximately ₹5.33 crore) as variable pay for fiscal 2017, as approved by the nomination and remuneration committee on April 13, 2017. Additionally, includes ₹3.69 crore on account of exercise of 34,062 RSUs during fiscal 2017.

(2) Includes payment of variable pay amounting to US$2.1 million (approximately ₹14 crore) for fiscal 2015 to the CEO, as decided by the nomination and remuneration committee in its meeting held on June 22, 2015, in line with the compensation plan approved by the shareholders.

(3) Includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) for fiscal 2016 to the CEO. The shareholders, in the EGM dated July 30, 2014, had approved a variable pay of US$4.18 million (approximately ₹28 crore) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee, approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for fiscal 2016.

(4) For fiscal 2017, 1,20,700 time-based RSUs amounting to US$2 million (approximately ₹13.42 crore) have been granted on August 1, 2016. These RSUs were issued in equity shares represented by ADSs.

(5) Based on fiscal 2017 performance evaluation, the Board, on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising 1,32,483 RSUs amounting to US$1.9 million (approximately ₹12.91 crore) and 3,30,525 ESOPs amounting to US$0.96 million (approximately ₹6.46 crore). These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

(6) The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017 the annual time-based vesting grant for fiscal 2018 comprising of 1,37,741 RSUs amounting to US$2 million (approximately ₹12.97 crore). These RSUs will be granted w.e.f. May 2, 2017.

(7) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U. B. Pravin Rao, COO and Whole-time Director, w.e.f. November 1, 2016. Based on fiscal 2016 performance, the nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U. B. Pravin Rao, COO, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

3(c) Remuneration of other key managerial personnel (KMP)

Name of the KMP	Title	Remuneration in fiscal 2017 (in ₹ crore) #	Remuneration in fiscal 2016 (in ₹ crore) #	% increase of remuneration in fiscal 2017 as compared to fiscal 2016 #	Ratio of remuneration to MRE excluding WTDs #	Ratio of remuneration to MRE including WTDs #	No. of RSUs granted in fiscal 2017 (2)	No. of stock options granted in fiscal 2017 (2)
M. D. Ranganath	Chief Financial Officer	4.75	6.45	(26.36)	83.98	83.98	30,650	48,400
A. G. S. Manikantha	Company Secretary	0.44	(3) 0.37	(1) (8.33)	7.78	7.78	1,000	–
Ravi Kumar S. (7)	Deputy Chief Operating Officer	7.03	8.27	(14.99)	124.30	124.30	52,350	1,12,750
Mohit Joshi (7)	President	6.79	9.02	(24.72)	120.05	120.05	52,350	1,12,750
Sandeep Dadlani (7)	President	7.13	8.40	(15.12)	126.06	126.06	52,350	1,12,750
Rajesh K. Murthy (7)	President	7.56	8.55	(11.58)	133.67	133.67	45,000	96,900
Krishnamurthy Shankar (7)	Executive Vice President	3.73	(5) 2.68	(1) (25.40)	65.95	65.95	12,050	19,000
Gopi Krishnan Radhakrishnan (8)	Vice President	1.16	1.22	(4.92)	20.51	20.51	1,500	–
David D. Kennedy (7)	General Counsel and Chief Compliance Officer	(6) 7.75	7.57	NA	NA	NA	–	–
Rajiv Bansal	Chief Financial Officer	–	(4) 23.02	NA	NA	NA	NA	NA

Notes: The details in the above table are on accrual basis

For the purpose of comparison, remuneration for both fiscal 2017 and fiscal 2016 are given for the full year, except where specifically stated otherwise.

Includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

(1) Based on annualized salary for fiscal 2016

(2) The grants have been made with an effective November 1, 2016. These RSUs and stock options would vest over a period of four years.

(3) For the period June 22, 2015 to March 31, 2016, for fiscal 2016

(4) For the period April 1, 2015 to October 12, 2015, for fiscal 2016. Includes ₹17.4 crore payable under severance agreement to Rajiv Bansal who ceased to be the CFO w.e.f. October 12, 2015.

(5) For the period, October 26, 2015 to March 31, 2016, for fiscal 2016 and includes joining bonus

(6) Includes ₹6 crore payable under severance agreement to David D. Kennedy, who ceased to be the General Counsel and Chief Compliance Officer of the Company w.e.f. December 31, 2016.

(7) These executives were named as key managerial personnel as defined under Ind AS 24, *Related Party Disclosures*, w.e.f. October 13, 2016.

(8) Appointed as Acting General Counsel w.e.f. January 1, 2017

The Median Remuneration of Employees (MRE) excluding whole-time directors (WTDs) was ₹5,65,585 and ₹5,20,946 in fiscal 2017 and fiscal 2016 respectively. The increase in MRE (excluding WTDs) in fiscal 2017, as compared to fiscal 2016, is 8.6%.

The MRE including WTDs was ₹5,65,586 and ₹5,20,964 in fiscal 2017 and fiscal 2016 respectively. The increase in MRE (including WTDs) in fiscal 2017, as compared to fiscal 2016, is 8.6%.

3(d) Remuneration to independent directors

Name of the director	Director Identification Number (DIN)	Remuneration in fiscal 2017 (in ₹ crore)	Remuneration in fiscal 2016 (in ₹ crore)	Number of stock options / RSUs granted in fiscal 2017	% increase of remuneration in fiscal 2017 over fiscal 2016 [6]
K. V. Kamath [1]	00043501	–	0.39	–	NA
R. Seshasayee [2]	00047985	1.95	1.84	–	5.98
Ravi Venkatesan	00621398	1.04	1.04	–	–
Prof. Jeffrey S. Lehman	00092981	1.37	1.33	–	3.01
Prof. John W. Etchemendy	07029756	1.10	1.05	–	4.76
Kiran Mazumdar-Shaw	00347229	0.89	0.87	–	2.30
Roopa Kudva	00001766	1.00	0.99	–	1.01
Dr. Punita Kumar-Sinha [3]	05229262	1.22	0.20	–	29.79
D. N. Prahlad [4]	00504146	0.36	–	–	NA
Carol M. Browner [5]	06858688	–	0.68	–	NA

Notes: The details in the above table are on accrual basis

[1] For the period April 1, 2015 to June 5, 2015, for fiscal 2016
[2] Appointed as Chairman effective June 5, 2015
[3] For the period January 14, 2016 to March 31, 2016, for fiscal 2016
[4] For the period October 14, 2016 to March 31, 2017, for fiscal 2017
[5] For the period April 1, 2015 to November 23, 2015, for fiscal 2016
[6] Based on annualized commission

3(e) Information as per Rule 5(2) of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Experience (in years)	Remuneration in fiscal 2017 (in ₹) #	Previous employment and designation
Dr. Vishal Sikka	Chief Executive Officer and Managing Director	B.S., Ph.D. on CS	21	16,01,03,044	SAP SE, Member of the Executive Board of SAP SE
U. B. Pravin Rao	Director and Chief Operating Officer	BE	32	7,80,11,388	IISc, Trainee
David D. Kennedy [1]	General Counsel and Chief Compliance Officer	B.Sc, JD	28	7,74,69,835	JDA Software, Inc., Chief Legal Officer
Rajesh K. Murthy	President and Segment Head – Energy, Utilities, Communications & Services	BE	25	7,56,39,411	Viswakarma Institute of Technology
Scott Sorokin	Head, Global Services – Digital Experience	B.Sc	31	7,37,82,889	Razorfish Global, Chief Strategy Officer
Sandeep Dadlani	President and Segment Head – Retail, CPG & Logistics	BE, MMS	19	7,13,32,949	Citibank, Product Manager
Ravi Kumar S.	President and Deputy Chief Operating Officer	BE, PGD	23	7,03,27,381	Sapient Corporation, Director
Mohit Joshi	President and Segment Head – Financial Services	BA, MBA	20	6,79,04,286	ABN AMRO Bank, Manager
Abdul Razack	Global Head – Infosys Platforms	BE, MS	20	5,26,91,536	SAP, Senior Vice President
M. D. Ranganath	Chief Financial Officer	BE, PGDM, M.Tech	28	4,74,86,446	Surya Software Systems Private Limited, Director

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

For employees based overseas, the average exchange rates have been used for conversion to INR.

Includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

[1] Includes ₹6 crore payable under the severance agreement. David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer of the Company w.e.f. December 31, 2016.

Employees drawing a remuneration of ₹ 1.02 crore or above per annum and posted in India

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Balakrishna D. R.	SVP and Service Offering Head – ECS and ADM	BE	45	23	Feb 7, 1994	1,24,59,440	HCL-HP, Customer Engineer – Trainee
Binod Rangadore Hampapur	EVP & Global Head – Talent & Technology Operations, REC	BE	54	31	Jul 1, 2013	4,26,58,721	Infosys Limited, SVP – Corporate Relations
Charles Henry Hawkes	SVP and Head – FAC	B.Sc, PGCBM	57	32	Nov 15, 1996	1,30,98,149	Trans Oceanic Travel, Manager
Deepak Padaki	EVP and Group Head – Corporate Strategy and Chief Risk Officer, CORPSTGY	BE	46	25	Aug 10, 1992	1,62,13,789	–
Dheeshjith V. G.	SVP and Chief Information Officer, IS	B.Sc, ME	53	30	Sep 14, 1987	2,64,94,835	–
Dinesh R.	SVP and Head – Global Services, EAS	BE	48	27	Oct 1, 1990	2,32,00,611	–
Gopikrishnan Konnanath	SVP and Service Offering Head, EAS	BE	46	23	Nov 7, 1994	1,16,76,050	BPL Systems & Projects Limited, Trainee Engineer
Indranil Mukherjee	VP & Service Offering Head – Oracle, EAS	AMIETE	46	23	Dec 4, 1995	1,19,71,986	Chipsoft Technologies, Customer Support Engineer
Ishwar C. Halalli	VP and Delivery Head, CIS	BE, M.Tech	54	31	Jan 19, 1996	1,38,61,668	AT&T SSTL, Manager – Technical
Jayesh Sanghrajka	EVP and Deputy Chief Financial Officer, FIN	B.Com, CA, ICWA	43	19	Dec 24, 2012	1,91,68,322	Mu Sigma, VP–Finance
Jitendra Sangharajka D.	VP and Senior Delivery Manager, IS	BE, DFM	49	28	Sep 1, 1999	1,06,65,036	L&T Limited, Executive-IS
Kavita Manoj Kulkarni	VP and Head – Human Resource Development – units, HRD	LLB, B.Com, MPM	48	26	Sep 1, 2008	1,07,11,800	WNS, SVP – HR
Koushik R. N.	EVP & Group Head – Procurement & Global Immigration, PURC	B.Sc	48	27	May 2, 1991	1,37,46,189	Frazer Techno Circuits Limited, Marketing Executive
Manohar Madgula Atreya	VP and Delivery Head, CIS	B.Tech, PGPM	45	23	Apr 7, 2011	1,18,15,805	Armstrong Capital, Director
Muthuvel Gajapathi	VP & Delivery Head – Business Intelligence, DNA	B.Sc, MCA	48	26	Aug 27, 1992	1,44,52,322	PSI Bull (I) Limited, Systems Executive
Nabarun Roy	SVP and Group Head – Quality, QLTY	B.Tech	45	23	Aug 29, 1994	1,16,11,700	–
Narsimha Rao Mannepalli	EVP and Head Global Services, IVSU	BE, PGDBM	49	27	Jan 29, 2001	1,86,10,278	Ramco Systems, Project Director – e-Commerce Solutions
Raghupathi N. Cavale	SVP and Head – Strategic Business Practice, IND	BE, MS	55	32	Dec 13, 1999	1,51,89,492	PricewaterhouseCoopers Limited, Principal Consultant
Rajeev Ranjan	SVP and Service Offering Head, ADM	B.Tech, MBA	44	21	Aug 16, 1999	1,10,69,532	Nexgen Information Solutions, Associate Consultant
Rajesh Kharidehal	VP and Unit Financial Controller, FIN	B.Com, CA	46	18	Oct 24, 2013	1,29,45,298	IBM India Private Limited, Head Finance

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Ramadas Kamath U.	EVP and Head – Administration, Facilities, Infrastructure and Security and Sustainability, FAC	BBM, FCA	56	32	Jul 1, 1994	3,78,49,996	Manipal Printers and Publishers Limited, Accountant
Renganathan V. R.	VP and Delivery Head, IND	BE	47	27	Jun 18, 1990	1,45,58,028	–
Richard Lobo	EVP and Head HR – Infosys Limited, HRD	BE, PGD	45	22	Dec 11, 2000	1,29,07,776	Godrej & Boyce MFG Company, Assistant Manager
Sai Kumar Shamanna	VP and Head – Human Resource Development – Units, HRD	BE, MBA	47	25	Aug 21, 2000	1,03,20,275	Denso Haryana Private Limited, Manager – Planning and Procurement
Sajit Vijayakumar	VP & Delivery Head – ORACLE, EAS	B.Com, ACA, AICWA	45	21	Jan 17, 2000	1,07,61,521	ICICI Securities / ICICI Infotech, AVP – Financial Control
Sandeep Mahindroo	VP and Financial Controller and Head – Investor Relations, FIN	B.Com (H), CA	40	17	Jul 17, 2000	1,14,85,898	Raymond Ltd., Management Trainee – Corp Finance
Satish H. C.	EVP and Head Global Services, DNA	BE	45	23	May 2, 1994	1,67,75,697	–
Shaji Mathew	SVP and Service Offering Head – Health, Insurance & Life Sciences, ADM	B.Tech	46	25	Jun 22, 1992	1,69,44,802	Mukand Limited, Bombay
Shamita Chatterjee	SVP and Group Head – Compensation and Benefits and HR Compliance, HRD	B.A. (H), MBA	47	23	Dec 1, 2011	1,26,95,341	Mercer Consulting Limited, Market Business Leader – South Asia
Shishank Gupta	VP and Delivery Head, IVS	BE	41	20	Jan 6, 1997	1,03,05,979	–
Srikantan Moorthy	EVP and Head – Global Services, ADM	BE	54	32	Dec 7, 2000	3,19,54,192	Inventa Corporation, General Manager
Sudip Singh	SVP and Head – Global Services, ENG	B.Tech, PGD	44	21	Aug 23, 2011	1,37,62,933	Infosys BPO, Group Engagement Manager
Sunil Kumar Dhareshwar	SVP and Global Head – Taxation and Corporate Accounting, FIN	B.Com, CA	41	21	Sep 10, 2013	1,64,53,725	News Corporation (ASIA) Limited, Head Of Tax – Asia
Suryaprakash Viswanath Kareenahalli	SVP and Service Offering Head – Retail, CPG & Logistics, ADM	BE, PGD	51	28	Oct 15, 2007	1,11,45,025	Wipro Technologies Limited, General Manager
Thothathri Visvanathan	VP and Delivery Head, ADM	BE, PGCCA	54	31	Jul 6, 2000	1,56,44,657	CSAI, Senior Consultant
Vibhuti Kumar Dubey	VP and Service Offering Head, EAS	BE, PGD	52	28	Apr 1, 2002	1,13,63,058	HCL Group, Business Development Manager
Visveswara Gupta K.	VP and Delivery Head, DX	BE	48	25	Apr 4, 1992	1,18,79,424	–

Notes : The above table is based on payouts made during the year.

Remuneration includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

The above table does not include the details of remuneration drawn by the top 10 employees as their details are provided elsewhere in this report.

Employed for part of the year with an average salary above ₹8.5 lakh per month posted in India

Employee Name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Date of leaving	Gross remuneration paid (₹)	Previous employment and designation
Anup Uppadhayay	EVP and Head – Strategic Sales Programs, CORP	BE, MBA, PGD	46	24	Jun 1, 2016	Aug 31, 2016	32,67,802	Infosys BPO Limited, CEO
Deepak Bhalla	SVP and Global Head – Business Finance and Operations Planning, FIN	B.Com, ACA	43	21	Jul 19, 2016	–	1,15,18,891	Infosys BPO, Chief Financial Officer
Gautam Shekar	AVP and Client Partner, SOURCE	MS, MBA	43	21	Sep 16, 2002	May 20, 2016	14,98,307	Booz Allen & Hamilton, Associate
Prakash Jayaram	AVP and Associate Partner – Business Consulting, IND	BE, M.Sc	47	24	Oct 1, 2011	May 30, 2016	25,89,557	IC India, Senior Principal – Business Consulting
Pramod Prakash Panda	SVP and Head – Education, Training and Assessment, CORPTECH	B.Tech	43	21	Feb 9, 2004	Mar 24, 2017	1,13,53,423	Accenture Services Private Limited, Associate Manager
Prasad Balakrishna Honnavalli	AVP and Senior Program Manager, CIS	BE, MBA	51	27	Aug 20, 2007	Apr 30, 2016	13,17,886	Sword Global India Private Limited, Technical Director
Ramakrishnan M.	VP and Head – Business Excellence, QLTY	B.Sc, CAIIB	60	39	Sep 4, 1996	Aug 22, 2016	61,79,664	Canara Bank, Officer
Ramesh Babu S.	AVP and Senior Lead Principal – Education, Training and Assessment, CORPTECH	BE, M.Tech, Ph.D.	48	21	Jul 23, 1997	May 31, 2016	19,68,206	TCS Limited, Trainee
Samson Michael David	SVP and Head – Global Services, CIS	BE	48	27	Apr 21, 2015	Jul 29, 2016	84,12,561	EdgeVerve Systems Limited, Chief Operating Officer
Sangita Singh	EVP and Segment Head, FSHIL	B.Tech	47	15	Oct 19, 2016	–	1,31,72,789	Wipro, Chief Executive
Sridhara N. R.	VP and Head – Audit and Assessments, QLTY	B.Sc, M.Sc	60	33	Jan 1, 1984	Jul 21, 2016	34,89,524	BSNL, Technician
Suman Sasmal	VP and Service Offering Head – Health, Insurance & Life Sciences, ADM	BE, PGDBM	53	30	Dec 12, 2001	Aug 2, 2016	40,60,365	RS Software India Limited, VP
Vasudeva M. Nayak	SVP and Group Head – Global Mobility and Assurance, GI	BBM, PGDM	59	37	Aug 24, 2011	Aug 31, 2016	53,23,564	Wipro Technologies Limited, VP
Vishal Salvi	SVP and Chief Information Security Officer, ISG	BE, MBA	45	24	Aug 9, 2016	–	78,22,214	PWC, Partner Cyber security

Notes : The above table is based on payouts made during the year.

Remuneration includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

Legend

Designations at Infosys	
AVP	Associate Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President

Units at Infosys	
ADM	Application Development and Maintenance
CIS	Cloud and Infrastructure Services
CORP	Corporate
CORPSTGY	Corporate Strategy
CORPTECH	Corporate Technology
DNA	Data and Analytics
DX	Digital Experience
EAS	Enterprise Application Package Services
ECS	Energy & utilities, Communications and Services

Units at Infosys	
ENG	Engineering Services
FAC	Facilities
FIN	Finance
FSHIL	Financial Services Healthcare, Insurance and Life sciences
GI	Global Immigration
HRD	Human Resource Department
IND	India Business Unit
IS	Information Systems
ISG	Information Security Group
IVS	Independent Validation Solutions
PURC	Purchase
QLTY	Quality
REC	Recruitment
SOURCE	Energy, Utilities, Communications, Services and Resources
TAFF	Talent Fulfilment

Annexure 4 – Auditors' certificate on corporate governance

To

The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company') for the year ended 31 March 2017, as per Regulations 17-27, clauses (b) to (i) of Regulation 46(2) and paragraphs C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations').

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

We conducted our examination in accordance with the Guidance Note on Reports or Certificates for Special Purposes (Revised 2016) issued by the Institute of Chartered Accountants of India. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as specified in Regulations 17 to 27, clauses (b) to (i) of sub-regulation (2) of Regulation 46 and paragraphs C, D and E of Schedule V of the Listing Regulations, as applicable.

We state that such compliance is neither an assurance as to the future viability of the Company nor as to the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

Restrictions on use

This Certificate is issued solely for the purpose of complying with the aforesaid Regulations and may not be suitable for any other purpose.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022



Supreet Sachdev
Partner
Membership number: 205385

Bangalore
May 08, 2017

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2017

[Pursuant to Section 204 (1) of the Companies Act 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Infosys Limited,
Electronics City, Hosur Road
Bengaluru 560100
Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by INFOSYS LIMITED (hereinafter called 'the Company'). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2017, complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter.

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2017 and made available to me, according to the provisions of:

i. The Companies Act, 2013 ('the Act') and the rules made thereunder
ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder
iii. The Depositories Act, 1996 and the Regulations and bye-laws framed thereunder
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment
v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
   a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011
   b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015
   c) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014
   d) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client
   e) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015
vi. Other laws applicable specifically to the Company namely:
   a) Information Technology Act, 2000 and the rules made thereunder
   b) Special Economic Zones Act, 2005 and the rules made thereunder
   c) Software Technology Parks of India rules and regulations, 2004
   d) Indian Copyright Act, 1957
   e) The Patents Act, 1970
   f) The Trade Marks Act, 1999

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations and Guidelines mentioned above.

I further report that, there were no events / actions in pursuance of:

a) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009
b) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008
c) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, and
d) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998

requiring compliance thereof by the Company during the Audit period.

I further report that, the compliance by the Company of applicable financial laws like direct and indirect tax laws and maintenance of financial records and books of accounts has not been reviewed in this Audit since the same have been subject to review by statutory financial audit and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance to all Directors, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the review of the compliance reports and the certificates of Company Secretary / Chief Executive Officer taken on record by the Board of Directors of the Company, in my opinion there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period there were no specific events / actions having a major bearing on the Company's affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards etc.

P. G. Hegde
Hegde & Hegde
Company Secretaries
FCS : 1325 / C.P.No : 640

Bengaluru
April 13, 2017

Annexure 6 – Extract of annual return

Form No. MGT-9

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

Registration and other details

Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
Registration date	July 02, 1981
Name of the company	Infosys Limited
Category / sub-category of the company	Company limited by shares Public non-government company
Address of the registered office and contact details	Electronics City, Hosur Road, Bengaluru, Karnataka, India Tel : 91 80 2852 0261 Fax : 91 80 2852 0362 Email : investors@infosys.com website : www.infosys.com
Listed company (Yes / No)	Yes
Name, address and contact details of Registrar and transfer agent	**Karvy Computershare Private Limited** Unit : Infosys Limited, Karvy Selenium Tower B Plot 31-32, Gachibowli, Financial District Nanakramguda, Hyderabad – 500 032 **Contact person** Shobha Anand *Assistant General Manager* Tel : 91 40 67161559 Email : shobha.anand@karvy.com

Principal business activities of the Company

Name and description of main products / services	NIC code of the product / service	% to total turnover of the Company
Computer programming, consultancy and related activities	620	100

Particulars of holding, subsidiary and associate companies

Name of the parties	Country	CIN / GLN / Registration No.	Holding / Subsidiary / Associate	% holding as at March 31, 2017
Infosys BPO Limited	India	U72200KA2002PLC030310	Subsidiary	99.98
EdgeVerve Systems Limited	India	U72200KA2014PLC073660	Subsidiary	100
Infosys Public Services, Inc.	U.S.		Subsidiary	100
Infosys Technologies (China) Co. Limited	China		Subsidiary	100
Infosys Consulting AG *(formerly Lodestone Management Consultants AG)*	Switzerland		Subsidiary	100
Infy Consulting Company Limited *(formerly Lodestone Management Consultants Ltd.)*	U.K.		Subsidiary	100
Infosys Consulting GmbH *(formerly Lodestone Management Consultants GmbH)*	Germany		Subsidiary	100
Infosys Americas Inc.	U.S.		Subsidiary	100
Infosys Poland Sp. z.o.o	Poland		Subsidiary	99.98
Infosys McCamish Systems LLC	U.S.		Subsidiary	99.98
Kallidus Inc.	U.S.		Subsidiary	100
Infosys Technologies S. de R. L. de C.V.	Mexico		Subsidiary	100
Panaya Ltd.	Israel		Subsidiary	100
Infosys Tecnologia do Brasil Ltda.	Brazil		Subsidiary	100
Lodestone Management Consultants Inc.	U.S.		Subsidiary	100
Noah Consulting LLC	U.S.		Subsidiary	100
Infosys Management Consulting Pty. Limited *(formerly Lodestone Management Consultants Pty. Limited)*	Australia		Subsidiary	100
Lodestone Management Consultants Co., Ltd	China		Subsidiary	100
Infosys Consulting Ltda. *(formerly Lodestone Management Consultants Ltda.)*	Brazil		Subsidiary	99.99
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V.)*	The Netherlands		Subsidiary	100
Infosys Technologies (Sweden) AB	Sweden		Subsidiary	100
Portland Group Pty. Limited	Australia		Subsidiary	99.98
Infosys Consulting Sp. z o.o. *(formerly Lodestone Management Consultants Sp. z o.o.)*	Poland		Subsidiary	100
Panaya Inc.	U.S.		Subsidiary	100
Infosys Consulting Pte Ltd. *(formerly Lodestone Management Consultants Pte Ltd)*	Singapore		Subsidiary	100
Infosys (Czech Republic) Limited s.r.o	Czech Republic		Subsidiary	99.98
Skava Systems Pvt. Ltd.	India	U72200TZ2003PTC010618	Subsidiary	100
Infosys Consulting SAS *(formerly Lodestone Management Consultants SAS)*	France		Subsidiary	100
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*	Belgium		Subsidiary	99.90
Infosys Technologies (Shanghai) Company Limited	China		Subsidiary	100
Panaya GmbH	Germany		Subsidiary	100
S.C. Infosys Consulting S.R.L. *(formerly SC Lodestone Management Consultants S.R.L.)*	Romania		Subsidiary	100
Infosys Consulting S.R.L. *(formerly Lodestone Management Consultants S.R.L.)*	Argentina		Subsidiary	100
Lodestone Management Consultants Portugal, Unipessoal, Lda	Portugal		Subsidiary	100
Infosys Consulting s.r.o.	Czech Republic		Subsidiary	100
Panaya Japan Co. Ltd.	Japan		Subsidiary	100
Noah Information Management Consulting Inc.	Canada		Subsidiary	100
Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*	Switzerland		Subsidiary	100
Lodestone Management Consultants GmbH	Austria		Subsidiary	100
Infosys Nova Holdings LLC	U.S.		Subsidiary	100
Infosys BPO Americas LLC	U.S.		Subsidiary	99.98
Infosys Technologies (Australia) Pty. Limited	Australia		Subsidiary	100
DWA Nova LLC	U.S.		Associate	16

Notes : 1. All the above parties are as per Section 2(87) except DWA Nova LLC, which is as per Section 2(6).

2. Panaya Pty. Ltd. has been liquidated effective November 16, 2016.
3. Lodestone Augmentis AG has been liquidated effective October 5, 2016.
4. Lodestone GmBH has been liquidated effective December 21, 2016.
5. Infosys Canada Public Services, a wholly-owned subsidiary of Infosys Public Services, Inc., has been incorporated effective December 19, 2014 and is yet to commence operations.

Shareholding pattern (Equity share capital break-up as a percentage of total equity)

(i) Category-wise shareholding

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and promoter group									
(1)	Indian									
	(a) Individual / HUF	29,28,06,199	–	29,28,06,199	12.75	29,28,06,199	–	29,28,06,199	12.75	–
	(b) Central government	–	–	–	–	–	–	–	–	–
	(c) State government(s)	–	–	–	–	–	–	–	–	–
	(d) Bodies corporate	–	–	–	–	–	–	–	–	–
	(e) Banks / Financial institutions	–	–	–	–	–	–	–	–	–
	(f) Any other	–	–	–	–	–	–	–	–	–
	Subtotal A(1)	29,28,06,199		29,28,06,199	12.75	29,28,06,199	–	29,28,06,199	12.75	–
(2)	Foreign	–	–	–	–	–	–	–	–	–
	Subtotal A(2)	–	–	–	–	–	–	–	–	–
Total shareholding of promoters A=A(1)+A(2)		29,28,06,199	–	29,28,06,199	12.75	29,28,06,199	–	29,28,06,199	12.75	–
(B)	Public shareholding									
(1)	Institutions									
	(a) Mutual funds	15,23,60,913	–	15,23,60,913	6.63	19,12,67,683	–	19,12,67,683	8.33	1.70
	(b) Banks / Financial institutions	10,88,363	–	10,88,363	0.05	39,81,083	–	39,81,083	0.17	0.12
	(c) Central government	–	–	–		–	–	–	–	
	(d) State government(s)	–	–	–		–	–	–	–	
	(e) Venture capital funds	–	–	–		–	–	–	–	
	(f) Insurance companies	24,74,20,991	–	24,74,20,991	10.77	27,10,45,069	–	27,10,45,069	11.80	1.03
	(g) Foreign institutional investors / Foreign portfolio investors	92,42,31,962	12,800	92,42,44,762	40.24	87,99,00,889	12,800	87,99,13,689	38.31	(1.93)
	(h) Foreign venture capital funds	–	–	–	–	–	–	–	–	–
	(i) Any other									
	(*i*) Alternative Investment Fund	–	–	–	–	2,58,871	–	2,58,871	0.01	0.01
	Subtotal B(1)	1,32,51,02,229	12,800	1,32,51,15,029	57.69	1,34,64,53,595	12,800	1,34,64,66,395	58.62	0.93
(2)	Non-institutions									
	(a) Bodies corporate / overseas corporate bodies	1,76,11,843	51,200	1,76,63,043	0.77	1,42,12,304	51,200	1,42,63,504	0.62	(0.15)
	(b) Individuals									
	(i) Individuals holding nominal share capital up to ₹1 lakh	11,17,72,259	7,37,345	11,25,09,604	4.90	11,75,33,027	6,99,182	11,82,32,209	5.15	0.25
	(ii) Individuals holding nominal share capital in excess of ₹1 lakh	10,62,34,240	40,22,896	11,02,57,136	4.80	10,56,41,694	35,11,696	10,91,53,390	4.75	(0.05)

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(c)	Any other									
	(i) Foreign bodies – DR	2,15,185	–	2,15,185	0.01	1,15,185	–	1,15,185	0.00	(0.01)
	(ii) Non-banking financial companies	66,287	–	66,287	–	61,761	–	61,761	–	–
	(iii) NRI	3,49,73,404	6,410	3,49,79,814	1.52	1,17,04,654	6,410	1,17,11,064	0.51	(1.01)
	(iv) Trusts [1]	1,80,14,430	–	1,80,14,430	0.78	2,08,17,020	–	2,08,17,020	0.91	0.13
	Subtotal B(2)	28,88,87,648	48,17,851	29,37,05,499	12.78	27,00,85,645	42,68,488	27,43,54,133	11.94	(0.84)
	Total public shareholding total B=B(1)+B(2)	1,61,39,89,877	48,30,651	1,61,88,20,528	70.47	1,61,65,39,240	42,81,288	1,62,08,20,528	70.56	0.09
	Total (A+B)	1,90,67,96,076	48,30,651	1,91,16,26,727	83.22	1,90,93,45,439	42,81,288	1,91,36,26,727	83.31	0.09
(C)	Shares held by custodians for ADRs	38,53,17,937		38,53,17,937	16.78	38,33,17,937	–	38,33,17,937	16.69	(0.09)
	Grand total (A+B+C)	2,29,21,14,013	48,30,651	2,29,69,44,664	100.00	2,29,26,63,376	42,81,288	2,29,69,44,664	100.00	–

[1] Includes 1,12,23,576 shares as of March 31, 2016 and 1,11,89,514 shares as of March 31, 2017, held by Infosys Employee Benefit Trust as per SEBI (Share-Based Employee Benefits) Regulations, 2014 and 1,00,000 shares each as of March 31, 2016 and March 31, 2017, held by Infosys Limited Employees' Welfare Trust for welfare activities of employees. This is a non-promoter, non-public shareholding.

(ii) Shareholding of promoters

Name of the shareholder	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in shareholding during the year
	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	
Sudha Gopalakrishnan	4,91,78,500	2.14	–	4,91,78,500	2.14	–	–
Rohan Murty	3,17,99,128	1.38	–	3,17,99,128	1.38	–	–
S. Gopalakrishnan	2,16,26,904	0.94	–	2,16,26,904	0.94	–	–
Nandan M. Nilekani	2,13,83,480	0.93	–	2,13,83,480	0.93	–	–
Akshata Murty	2,04,25,648	0.89	–	2,04,25,648	0.89	–	–
Asha Dinesh	2,01,89,928	0.88	–	2,01,89,928	0.88	–	–
Sudha N. Murty	1,80,58,640	0.79	–	1,80,58,640	0.79	–	–
Rohini Nilekani	1,80,04,696	0.78	–	1,80,04,696	0.78	–	–
Dinesh Krishnaswamy	1,69,86,148	0.74	–	1,69,86,148	0.74	–	–
Shreyas Shibulal	1,46,79,855	0.64	–	1,46,79,855	0.64	–	–
Shruti Shibulal	1,36,87,696	0.60	–	1,36,87,696	0.60	–	–
S. D. Shibulal	88,28,844	0.38	–	88,28,844	0.38	–	–
N. R. Narayana Murthy	87,18,688	0.38	–	87,18,688	0.38	–	–
Nihar Nilekani	66,63,240	0.29	–	66,63,240	0.29	–	–
Janhavi Nilekani	66,63,164	0.29	–	66,63,164	0.29	–	–
Kumari Shibulal	54,94,176	0.24	–	54,94,176	0.24	–	–
Divya Dinesh	40,00,000	0.17	–	40,00,000	0.17	–	–
Deeksha Dinesh	40,00,000	0.17	–	40,00,000	0.17	–	–
Meghana	24,17,464	0.11	–	24,17,464	0.11	–	–

(iii) Change in promoters' shareholding

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
There was no change in promoter's shareholding in fiscal 2017. The shareholding of promoters is same as mentioned above in the shareholding pattern.				

(iv) Shareholding pattern of top 10 shareholders

(Other than directors, promoters and holders of ADRs)

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Life Insurance Corporation of India				
At the beginning of the year	13,22,74,300	5.76		
Purchase(s) during the year	3,29,03,521	1.43	16,51,77,821	7.19
Sale(s) during the year	(37,41,698)	(0.16)	16,14,36,123	7.03
At the end of the year			16,14,36,123	7.03
Oppenheimer Developing Markets Fund				
At the beginning of the year	4,64,11,362	2.02		
Purchase(s) during the year	1,03,14,546	0.45	5,67,25,908	2.47
Sale(s) during the year	(24,32,100)	(0.11)	5,42,93,808	2.36
At the end of the year			5,42,93,808	2.36
Government of Singapore				
At the beginning of the year	5,51,04,357	2.40		
Purchase(s) during the year	77,66,023	0.34	6,28,70,380	2.74
Sale(s) during the year	(1,01,80,754)	(0.45)	5,26,89,626	2.29
At the end of the year			5,26,89,626	2.29
Abu Dhabi Investment Authority				
At the beginning of the year	5,46,82,320	2.38		
Purchase(s) during the year	78,58,687	0.34	6,25,41,007	2.72
Sale(s) during the year	(2,16,07,352)	(0.94)	4,09,33,655	1.78
At the end of the year			4,09,33,655	1.78
HDFC Trustee Company Ltd				
At the beginning of the year	3,29,07,798	1.43		
Purchase(s) during the year	1,44,40,533	0.63	4,73,48,331	2.06
Sale(s) during the year	(90,89,843)	(0.39)	3,82,58,488	1.67
At the end of the year			3,82,58,488	1.67
ICICI Prudential Fund				
At the beginning of the year	1,40,95,847	0.61		
Purchase(s) during the year	3,97,46,451	1.73	5,38,42,298	2.34
Sale(s) during the year	(2,05,80,105)	(0.89)	3,32,62,193	1.45
At the end of the year			3,32,62,193	1.45
ICICI Prudential Life Insurance Company Ltd				
At the beginning of the year	2,97,85,427	1.30		
Purchase(s) during the year	3,99,74,525	1.74	6,97,59,952	3.04
Sale(s) during the year	(3,89,21,390)	(1.70)	3,08,38,562	1.34
At the end of the year			3,08,38,562	1.34
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund				
At the beginning of the year	2,90,66,065	1.27		
Purchase(s) during the year	32,04,284	0.14	3,22,70,349	1.41
Sale(s) during the year	(22,14,077)	(0.10)	3,00,56,272	1.31
At the end of the year			3,00,56,272	1.31
SBI Mutual Fund				
At the beginning of the year	1,66,05,199	0.72		
Purchase(s) during the year	1,38,26,893	0.60	3,04,32,092	1.32
Sale(s) during the year	(43,17,469)	(0.18)	2,61,14,623	1.14
At the end of the year			2,61,14,623	1.14

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Vanguard Total International Stock Index Fund				
At the beginning of the year	1,91,09,886	0.83		
Purchase(s) during the year	36,97,386	0.16	2,28,07,272	0.99
Sale(s) during the year	(15,747)	0.00	2,27,91,525	0.99
At the end of the year			2,27,91,525	0.99
Ishares India Index Mauritius Company				
At the beginning of the year	2,16,23,716	0.94		
Purchase(s) during the year	36,65,203	0.16	2,52,88,919	1.10
Sale(s) during the year	(30,47,998)	(0.13)	2,22,40,921	0.97
At the end of the year			2,22,40,921	0.97
Stichting Depositary APG Emerging Markets Equity				
At the beginning of the year	2,28,12,976	0.99	–	–
Purchase(s) during the year	15,78,680	0.07	2,43,91,656	1.06
Sale(s) during the year	(86,18,258)	(0.37)	1,57,73,398	0.69
At the end of the year			1,57,73,398	0.69

Note : The date-wise increase / decrease in shareholding of the top 10 shareholders is available on our website, https://www.infosys.com/investors/reports-filings/Documents/date-wise-increase-decrease-shareholders2017.pdf.

(v) Shareholding of directors and key managerial personnel (KMP)

Name of the director / KMP	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
U. B. Pravin Rao – COO and Whole-time Director				
At the beginning of the year	5,55,520	0.02		
At the end of the year			5,55,520	0.02
Dr. Vishal Sikka – CEO and MD				
At the beginning of the year	10,824	–		
Allotment on Jun 22, 2016	12,406		23,230	
Allotment on Aug 26, 2016	18,236		41,466	
Allotment on Jan 13, 2017	3,420		44,886	
At the end of the year			44,886	–
R. Seshasayee – Chairman of the Board				
At the beginning of the year	248	–		
At the end of the year			248	–
Kiran Mazumdar-Shaw – Director				
At the beginning of the year	800	–		
At the end of the year			800	–
D. N. Prahlad – Director				
At the beginning of the year	11,51,720	–		
At the end of the year			11,51,720	0.05
M. D. Ranganath – KMP				
At the beginning of the year	9,256	–		
At the end of the year			9,256	–
A. G. S. Manikantha – KMP				
At the beginning of the year	80	–		
At the end of the year			80	–

The following directors did not hold any shares during fiscal 2017 :

- Ravi Venkatesan – Co-Chairman of the Board
- Prof. John W. Etchemendy – Director
- Prof. Jeffrey S. Lehman – Director
- Dr. Punita Kumar-Sinha – Director
- Roopa Kudva – Director

The following executives were named as key managerial personnel as defined under Ind AS 24, *Related Party Disclosures,* and did not hold any shares during fiscal 2017 :

• Ravi Kumar S.	• Rajesh K. Murthy
• Sandeep Dadlani	• Krishnamurthy Shankar
• Mohit Joshi	• David D. Kennedy [1]
• Gopi Krishnan Radhakrishnan [2]	

(1) Ceased to be the General Counsel and Chief Compliance Officer w.e.f. December 31, 2016

(2) Appointed as Acting General Counsel with effect from January 1, 2017

Indebtedness

The Company has not availed any loan during the year and is a debt-free Company.

Remuneration of directors and key managerial personnel

Remuneration of Managing Director (MD), whole-time directors (WTD) and / or manager

in ₹ crore

Particulars of remuneration	Name of MD / WTD / Manager		Total amount
	Dr. Vishal Sikka	U. B. Pravin Rao	
Gross salary			
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961 [1]	12.04	7.62	19.66
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	–	–
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–
Stock option	[2][3][4][5] 3.69	[6] –	3.69
Sweat equity	–	–	–
Commission as % of profit	–	–	–
Others [7]	0.28	0.18	0.46
Total (A)	16.01	7.80	23.81
Ceiling as per the Act			2,118

Notes : The details in the above table are on accrual basis

(1) Includes US$0.82 million (approximately ₹5.33 crore) as variable pay for the year ended March 31, 2017 as approved by the nomination and remuneration committee on April 13, 2017.

(2) Remuneration includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. During fiscal 2017, the CEO exercised 34,062 RSUs.

(3) For fiscal 2017, 1,20,700 time-based RSUs amounting to US$2 million (approximately ₹13.42 crore) have been granted on August 1, 2016. These RSUs were issued in equity shares represented by ADSs.

(4) Based on fiscal 2017 performance evaluation, the Board, on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising of 1,32,483 RSUs amounting to US$1.9 million (approximately ₹12.91 crore) and 3,30,525 ESOPs amounting to US$0.96 million (approximately ₹6.46 crore). These RSUs and ESOPs will be granted effective May 2, 2017.

(5) The Board, based on the recommendations of the nomination and remuneration committee approved on April 13, 2017 the annual time-based vesting grants for fiscal 2018 comprising of 1,37,741 RSUs amounting to US$2 million (approximately ₹12.97 crore). These RSUs will be granted w.e.f. May 2, 2017.

(6) Based on fiscal 2016 performance, the nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U. B. Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

(7) Includes retirals

Remuneration to other directors

in ₹ crore

Particulars of remuneration	Name of director								Total amount
	R. Seshasayee	Ravi Venkatesan	Prof. Jeffrey S. Lehman	Prof. John W. Etchemendy	Roopa Kudva	Kiran Mazumdar-Shaw	Dr. Punita Kumar-Sinha	D. N. Prahlad (1)	
Independent directors									
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–
Commission	1.95	1.04	1.37	1.10	1.00	0.89	1.22	0.36	8.93
Others, please specify	–	–	–	–	–	–	–	–	–
Total (1)	1.95	1.04	1.37	1.10	1.00	0.89	1.22	0.36	8.93
Other non-executive directors	–	–	–	–	–	–	–	–	–
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–
Commission	–	–	–	–	–	–	–	–	–
Others, please specify	–	–	–	–	–	–	–	–	–
Total (2)	–	–	–	–	–	–	–	–	–
Total (B)=(1+2)	1.95	1.04	1.37	1.10	1.00	0.89	1.22	0.36	8.93
Total managerial remuneration	1.95	1.04	1.37	1.10	1.00	0.89	1.22	0.36	8.93
Overall ceiling as per the Act									193

Notes: The details in the above table are on accrual basis

(1) For the period, October 14, 2016 to March 31, 2017

Remuneration to key managerial personnel other than MD / Manager / WTD

in ₹ crore

Particulars of remuneration	Key managerial personnel		Others (1)(2)(3)	Total
	Company Secretary	CFO		
Gross salary				
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	0.42	4.65	31.95	37.02
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	–	–	–
Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961	–	–	–	–
Stock option (4)(5)	–	–	–	–
Sweat equity	–	–	–	–
Commission as % of profit	–	–		–
Others (4)	0.02	0.10	9.20	9.32
Total	0.44	4.75	41.15	46.34

Notes : The details in the above table are on accrual basis

In accordance with the definition of perquisites under the Income-tax Act 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period.

(1) During the year ended March 31, 2017, the Company has additionally identified its Presidents (Mohit Joshi, Sandeep Dadlani, Rajesh K. Murthy, Ravi Kumar S.), Group Head – Human Resources (Krishnamurthy Shankar), General Counsel (David D. Kennedy) and Acting General Counsel (Gopi Krishnan Radhakrishnan) as the key managerial personnel, as defined under IAS 24, *Related Party Disclosures*. Hence, the remuneration for these KMP for fiscal 2017 has been collectively disclosed under others. The remuneration included in the above table is for the complete fiscal 2017. For details of remuneration on an individual basis, refer to *Annexure 3* of the Board's report included in this Annual Report.

(2) David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer of the Company w.e.f. December 31, 2016. Remuneration includes ₹6 crore payable under severance agreement.

(3) Gopi Krishnan Radhakrishnan was appointed as Acting General Counsel w.e.f. January 1, 2017.

(4) Includes retirals and severance

(5) On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 Plan, to key managerial personnel, excluding CEO and COO, based on the fiscal 2016 performance. These RSUs and stock options will vest over a period of four years.

Annexure 7 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013]

Corporate Social Responsibility (CSR) is a large part of our overall sustainability policy, encompassing social, economic and environmental actions. Along with philanthropy, we help build institutions, and use technology to safeguard natural resources against climate change risks.

Infosys Foundation ('the Foundation'), our CSR trust, was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated that a company should function through a registered trust or society for any CSR activities to be undertaken by it. The Foundation publishes a report of its yearly activities, which along with other details of the Foundation's activities, is available on https://www.infosys.com/infosys-foundation.

CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR policy. The CSR committee comprises two independent directors and the CEO and MD. The members of the CSR committee are:

- R. Seshasayee, *Chairperson*
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

Our objectives

Our broad objectives, as stated in our CSR policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint.
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders.

For more details on our CSR policy, visit https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

Focus areas

The Foundation's focus areas are:

- Healthcare
- Eradication of hunger and promotion of education
- Art and culture
- Destitute care
- Rural development, rehabilitation and disaster relief
- Environmental sustainability

Financial details

Section 135 of the Companies Act, 2013 and Rules made under it prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more, or a net profit of ₹5 crore or more during any financial year shall ensure that it spends, in every financial year, at least 2% of the average net profits made during the three immediately preceding financial years, in pursuance of its CSR Policy. The provisions pertaining to CSR as prescribed under the Companies Act, 2013 are applicable to Infosys Limited.

The financial details as sought by the Companies Act, 2013 for fiscal 2017 are as follows:

in ₹ crore

Particulars	Amount
Average net profit of the Company for last three financial years	14,371
Prescribed CSR expenditure (2% of the average net profit as computed above)	
Total amount to be spent for the financial year	287.42
Amount spent	289.44
Amount unspent	–

The Infosys Foundation primarily works with non-governmental organizations as the nodal agency for implementing projects. The major projects and heads under which the outlay amount was spent in fiscal 2017 are as follows:

in ₹ crore

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2017	Cumulative expenditure up to the reporting period
(i) Expenditure on projects / programs through the Foundation				
Eradicating hunger, poverty and sanitation programs				
Akshaya Patra Foundation	Bengaluru	4.00	4.00	4.00
Measures for the benefit of armed forces and their dependents				
Relief to martyrs' families	Andhra Pradesh, Haryana, Karnataka, Kerala, Maharashtra, Odisha, Punjab, Rajasthan, Tamil Nadu, Telangana	19.46	19.46	19.46

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2017	Cumulative expenditure up to the reporting period
Zila Sainik Welfare Office	Chandigarh	5.00	5.00	5.00
Rehabilitation and Welfare Section, Integrated Headquarters of Ministry of Defence	Delhi	5.00	5.00	5.00
Promoting education, enhancing vocational skills				
International Institute of Information Technology (IIIT), Bengaluru	Bengaluru	12.51	12.51	12.51
Bhagavatula Charitable Trust	Visakhapatnam	6.66	6.66	6.66
National Centre for Biological Sciences (NCBS)	Bengaluru	5.00	5.00	5.00
The Indian Institutes of Science Education and Research (IISER)	Pashan	5.00	5.00	5.00
Harish-Chandra Research Institute	Allahabad	5.00	5.00	5.00
IIIT, Dharwad	Dharwad	3.17	3.17	3.17
Tata Institute of Fundamental Research (TIFR)	Bengaluru	3.00	3.00	3.00
Ramakrishna Mission	Narottam Nagar	2.50	2.50	2.50
Indraprastha Institute of Information Technology Delhi	Delhi	2.50	2.50	2.50
Central Institute of Plastic Engineering & Technology, Bhubaneshwar	Bhubaneshwar	2.38	2.38	2.38
The International Centre for Theoretical Sciences – TIFR	Bengaluru	2.30	2.30	2.30
Student Tracking System	Udupi, Vijayapura	2.00	2.00	2.00
Banaras Hindu University	Varanasi	2.00	2.00	2.00
AMBA	Bengaluru	1.30	1.30	1.30
Ramakrishna Mission, Delhi	Delhi	1.25	1.25	1.25
The Kailash Satyarthi Children's Foundation	Delhi	1.10	1.10	1.10
Promoting healthcare including preventive healthcare				
Karnataka Chinmaya Seva Trust	Bengaluru	6.50	6.50	6.50
Sri Ramakrishna Sevashrama	Pavagada	6.02	6.02	6.02
Regional Cancer Centre	Thiruvananthapuram	5.25	5.25	5.25
Trivandrum Medical College corridor	Thiruvananthapuram	5.21	5.21	5.21
Indian Red Cross Society	Chandigarh	5.02	5.02	5.02
Kidwai Memorial Institute of Oncology	Bengaluru	3.13	3.13	3.13
Vittala International Institute of Ophthalmology	Bengaluru	2.51	2.51	2.51
Centre for Infectious Disease Research (CIDR)	Bengaluru	1.61	1.61	1.61
Sankara Eye Hospital	Bengaluru	1.54	1.54	1.54
Hyderabad Eye Institute	Bhubaneshwar	1.00	1.00	1.00
Rashtrotthana Blood Bank	Bengaluru	1.00	1.00	1.00
Protection of national heritage, promotion of art & culture				
Sahapedia	Delhi	2.00	2.00	2.00
Raja Dinkar Kelkar Museum	Pune	1.00	1.00	1.00
Rehabilitation of homeless and orphans				
Chittaprakasha Charitable Trust	Bengaluru	5.00	5.00	5.00
Rural development				
Swachh Bharat projects	Hubballi, Hyderabad, Bhubaneshwar, Mysuru	9.46	9.46	9.46
Swami Vivekananda Integrated Rural Health Centre	Pavagada	5.00	5.00	5.00
Ramakrishna Sarada Mission	Dirang	4.55	4.55	4.55
Diagnostic laboratories	Kolar	4.37	4.37	4.37
Road construction	Mudipu	12.38	4.11	4.11
Shivganga Samagra GramVikas Parishad	Jhabua	3.99	3.99	3.99
Drought relief work	Dharwad, Gadag	3.57	3.57	3.57
Bannerghatta Biological Park	Bengaluru	1.05	1.05	1.05
Kalyan Ashram	Guwahati	1.00	1.00	1.00

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2017	Cumulative expenditure up to the reporting period
Others	Various locations	19.29	19.29	19.29
(ii) Expenditure on projects / programs by Infosys				
Environmental sustainability and ecological balance				
Energy projects [1]	Pune, Hyderabad, Tumakuru	151.11	74.25	74.25
Biomass Cook Stove Project	Maharashtra, Odisha, Rajasthan	22.15	9.66	12.12
Promoting education, enhancing vocational skills				
Infosys Science Foundation	Bengaluru	10.00	10.00	10.00
(iii) Overhead				
Admin expenses	Bengaluru	1.22	1.22	1.22
Total		387.06	289.44	291.90

Notes: A few of the projects undertaken in the table above are multi-year projects.

[1] Spent towards construction / acquisition of assets

Our CSR responsibilities

We hereby affirm that the CSR Policy, as approved by the Board, has been implemented and the CSR committee monitors the implementation of the projects and activities in compliance with our CSR objectives.



R. Seshasayee
Chairperson, CSR Committee



Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2017

Annexure 8 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Conservation of resources

Our persistent and focused efforts through smart building automation, highly-efficient designs, deep green retrofits and renewable energy have helped us conserve resources, while efficient waste management has minimized waste to landfills.

Renewable energy: During the year, we augmented the capacity of solar installations. Currently, we have a total installed capacity of around 15 MW across our campuses, including on-the-roof and ground-mount solar installations. We also achieved around 3% reduction in per capita electricity consumption.

Green buildings: With LEED new construction, GRIHA and existing building certifications, we now have 11.1 million sq. ft. of highest rated green buildings across campuses. In fiscal 2017, three of our buildings: Pune – Software Development Building (SDB) 11, Mysuru – SDB 7 and Thiruvananthapuram – SDB 3, were awarded the LEED India Platinum rating. We now have 17 LEED Platinum-rated buildings and four GRIHA 5-star-rated buildings. Hyderabad Gachibowli and Pune Phase 2 campuses earned LEED Platinum certification for existing buildings, Pune becoming the largest corporate campus in the world to achieve the distinction.

Retrofits: The deep green retrofits in air conditioning, UPS systems, lighting and other systems have helped us reduce 31 MW in connected load in the last six years. This initiative helps us investigate and address new opportunities like indoor air quality and thermal comfort in our infrastructure.

Carbon neutrality: We follow a three-pronged strategy to meet our carbon neutrality goal: (a) Reduction in energy consumption using efficiency measures, (b) Installation / procurement of renewable energy and (c) Investment in carbon offsets for the footprint beyond our operations. Combining this with our commitment to social development, we have invested in community-based carbon offset projects such as efficient cook stoves, biogas plants, afforestation, and rural electrification using cleaner energy. In fiscal 2017, we had six carbon offset projects, including a household biogas project, four high-efficiency biomass cook stove projects and one rural electrification project. Together, they are expected to generate about 80% of our carbon offset requirement in fiscal 2018. During this fiscal, Infosys joined the Carbon Pricing Leadership Coalition. We have started three new carbon offset projects (one household biogas and two biomass cook stove projects) which are expected to generate nearly 30% of our carbon offset requirement in fiscal 2018.

Water management: During the year, we achieved a per capita reduction in fresh water by over 8% using efficient fixtures, wastewater treatment technologies, reuse of treated wastewater, rainwater harvesting and smart meters that help us monitor our consumption in real time to eliminate water wastage.

Waste management: We strive to reuse, recycle and responsibly dispose of waste. Our nine biogas plants and seven composting plants have a cumulative capacity to treat 3.27 million kg of waste per annum. With this effort, we can potentially replace 6,820 commercial LPG cylinders (19 kg capacity) in the food courts and produce 300 tons of organic compost per annum. To treat sewage sludge from wastewater treatment plants, we collaborated with Leibniz University, Germany and implemented a first-of-its-kind, fully-automated and solar-heat-assisted greenhouse dryer in India with a cumulative treating capacity of 1.2 million kg of sludge annually. Mysuru and Bengaluru were the first campuses to have such plants – of 3.5 TPD and 1 TPD respectively. This technology is labor-independent and derives more than 90% of its drying energy requirement from the sun.

Biodiversity: We strive to conserve and promote biodiversity at all our owned facilities. We planted over 63,000 saplings this year.

Health, safety and environment

We have integrated climate change actions into our Company strategy. Our Health, Safety and Environmental Management System (HSEMS), called Ozone, seeks to provide a safe and healthy workplace to our employees, visitors and contract workers and achieve high standards of environmental protection. It also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

As part of our 'Renew and New' strategy, InfosysIT undertook a program – 'Windmill of InfosysIT' – encompassing revenue enablement, innovation, and cost optimization as strategic pillars, to empower 2,00,000+ Infoscions around the world. We aspire to provide 'consumer-grade application experience with industry-grade security' to Infoscions. We undertook 30 significant initiatives across key focus areas – user experience, automation, and ahead-of-the-curve (innovation) to manage the growing demands of a progressive organization.

Key initiatives

Our portfolio of application workloads on public cloud includes the Infosys corporate website. Akaash, our private cloud for Dev / Test is a self-service-based integrated technology platform with automated provisioning and management capabilities that builds, deploys and manages virtual workloads in a hybrid environment for our project managers. We have built the Infosys Private Production Cloud to host 50+ client workloads across global locations with scalable POD-based Rack Scale architecture and software-defined automation. Our Real-time Analytics Dashboard analyzes process and system effectiveness for critical transactions and helps forecast key performance measures.

Our next-generation Client Relationship Management solution provides our frontline sales with a simplified process along with better mobility, collaboration and real-time analytics.

IT infrastructure: Energy-efficiency

Our energy-efficiency strategy for our IT infrastructure spans:

Data centers and server rooms: We have standardized and incorporated eco-friendly designs to our data center and server rooms to reduce power consumption.

Our two new state-of-the art data centers at Pune and Bengaluru run on high efficiency (around 1.2-1.3 PUE) using latest technologies like rack-level cooling. Two of our existing data centers at Pune and Hyderabad have been redesigned from legacy architecture to an energy-efficient design by adopting hot and cold aisles and caging for rows of racks.

Server power management : Our automated power management tool continuously monitors the workload on each virtual machine (VM) on premises and on public cloud, and manages the shutdown based on threshold. This has yielded power savings of around 25% per VM.

Desktop application virtualization : We have developed a solution leveraging bubble computing or soft-grid computing that ensures better operational efficiencies, platform independence and productivity improvement.

Virtualization and consolidation : We have expanded our internal private cloud capacity with Akaash, which now has a capacity of around 10,000 VMs. We have continued to expand our network-attached storage (NAS)-based virtualization this year. Virtualization increased by 12% from last year.

Paperless office drive : Several measures were taken, including awareness campaigns, mailers and linking paper consumption data to the user's carbon footprint record.

Research and development (R&D) expenditure

On a standalone basis, the total R&D expenditure, for fiscals 2017 and 2016 is as follows :

in ₹ crore

	Standalone	
	2017	2016
Revenue expenditure	351	384
Capital expenditure	–	31
Total	351	415
R&D expenditure / revenue (%)	0.6	0.8

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	2017	2016
Earnings	57,734	52,866
Expenditure	29,088	26,529
Net foreign exchange earnings (NFE)	28,646	26,337
NFE / earnings (%)	49.6%	49.8%

for and on behalf of the Board of Directors





Bengaluru
April 13, 2017

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Annexure 9 – Infosys Limited Policy for Dividend Distribution

As adopted by the Board of Directors on April 13, 2017

This policy applies to the distribution of dividend by Infosys Limited ('the Company') in accordance with the provisions of the Companies Act, 2013 ('the Act') and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Regulations').

Definitions

The terms referred to in the policy will have the same meaning as defined under the Act and the Rules made thereunder, and the SEBI Regulations.

Background

SEBI has, through its notification dated July 8, 2016, released the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Second Amendment) Regulations, incorporating Regulation 43 A – Dividend Distribution Policy requiring the top 500 listed entities based on market capitalization (calculated as on March 31 of every financial year) to formulate a dividend distribution policy which shall be disclosed in their annual reports and on their websites.

This policy sets out the parameters and circumstances that will be taken into account by the Board of Directors of the Company in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The Board of Directors may, in extraordinary circumstances, deviate from the parameters listed in this policy.

a. The circumstances under which the shareholders may or may not expect dividend

The Company shall comply with the relevant statutory requirements that are applicable to the Company in declaring dividend or retained earnings. Generally, the Board shall determine the dividend for a particular period after taking into consideration the financial performance of the Company, the advice of the executive management, and other parameters described in this policy.

b. The financial / internal parameters that shall be considered while declaring dividend

The Board of Directors shall consider the following financial parameters while declaring dividend or recommending dividend to shareholders:

- Capital allocation plans including:
  - Expected cash requirements of the Company towards working capital, capital expenditure in technology and infrastructure, etc.
  - Investments required towards execution of the Company's strategy
  - Funds required for any acquisitions that the Board of Directors may approve; and
  - Any share buyback plans
- Minimum cash required for contingencies or unforeseen events
- Funds required to service any outstanding loans
- Liquidity and return ratios
- Any other significant developments that require cash investments

c. External factors that shall be considered for declaration of dividend

The Board of Directors shall consider the following external parameters while declaring dividend or recommending dividend to shareholders:

- Any significant changes in macroeconomic environment affecting India or the geographies in which the Company operates, or the business of the Company or its clients
- Any political, tax and regulatory changes in the geographies in which the Company operates
- Any significant change in the business or technological environment resulting in the Company making significant investments to effect the necessary changes to its business model
- Any changes in the competitive environment requiring significant investment

d. Policy as to how the retained earnings shall be utilized

The consolidated profits earned by the Company can either be retained in the business and used for various purposes as outlined in clause (b) above or it can be distributed to the shareholders.

e. Provisions in regard to various classes of shares

The provisions contained in this policy shall apply to all classes of shares of the Company. It may be noted that currently, the Company has only one class of shares, namely, equity shares.

Review

This policy will be reviewed and amended as and when required by the Board.

Limitation and amendment

In the event of any conflict between the Act or the SEBI Regulations or any other statutory enactments ('the Regulations') and the provisions of this policy, the Regulations shall prevail over this policy. Any subsequent amendment / modification in the Regulations, in this regard, shall automatically apply to this policy.

Annexure 10 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 mandated the formulation of certain policies for all listed companies. All our corporate governance policies are available on our website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx/. The policies are reviewed periodically by the Board and updated based on need and new compliance requirements. During the year, the Board revised and adopted some of its policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link	Summary of key changes
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf	The Whistleblower Policy was revised to incorporate details of a third-party whistleblower hotline system comprising a facility to make a report through a phone call and / or online reporting. This will support multiple languages, guarantees anonymity and offers privacy compliance across multiple jurisdictions.
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf	The Code of Conduct and Ethics was amended to incorporate global best practices and make this into an interactive resource that is easier for employees to understand while also tying in the elements of the code to our corporate culture.
Dividend Distribution Policy	The Company adopted the Dividend Distribution Policy on April 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf	The policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company.
Insider Trading Policy	The policy provides the framework in dealing with securities of the Company. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf	The Insider Trading Policy was revised to restrict any unfair usage by insiders and its formats updated for disclosure by employees, directors, designated persons and connected persons.
Corporate Policy Statement on Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-policy-statement-investor-relations.pdf	The Corporate Policy Statement on Investor Relations was revised to streamline timely disclosures and communication.

Name of the policy	Brief description	Web link	Summary of key changes
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the Corporate Policy Statement on Investor Relations, which deals with the dissemination of unpublished, price-sensitive information. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf	The Policy for Determining Materiality for Disclosures was revised to streamline timely disclosures and communication.
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf	There has been no change to the policy during fiscal 2017.
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, key managerial personnel and other employees.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf	There has been no change to the policy during fiscal 2017.
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment and lowering its resource footprint.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf	There has been no change to the policy during fiscal 2017.
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material non-listed Indian subsidiaries of the Company and to provide the governance framework for them.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf	There has been no change to the policy during fiscal 2017.
Related Party Transaction Policy	The policy regulates all transactions between the Company and its related parties.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf	There has been no change to the policy during fiscal 2017.
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf	There has been no change to the policy during fiscal 2017.

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation services. We enable our clients renew and simplify their existing technology landscapes, and partner with them in designing and implementing new technology-based solutions to their most complex problems in a dynamic business environment.

Our comprehensive end-to-end business solutions include :

- Consulting services
- Business application services – Enterprise system implementation and services, digital solutions and services, data analytics and business process management
- Technology services – Application development, modernization and management, cloud infrastructure and security, engineering services, enterprise mobility, Internet of Things (IoT) and software testing
- Outsourcing services – Application outsourcing, business process outsourcing including customer service, finance and accounting, human resources, sourcing and procurement process outsourcing
- Products and platform solutions include the Edge suite of products, Skava, Panaya and Finacle®, an industry-leading universal banking solution.

The Company is a public limited company incorporated and domiciled in India and has its registered office in Bengaluru, Karnataka. The Company has its primary listings on BSE Limited and the National Stock Exchange of India Limited in India. The Company's American Depositary Shares (ADSs), representing equity shares, are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

We believe we have some of the best talent in the technology services industry, and we are committed to be among the industry's leading employers.

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to customize our service offerings to our clients' needs better. Our primary geographic markets are North America, Europe, India and Rest of the World which generated 61.9%, 22.5%, 3.2% and 12.4%, respectively, of our consolidated revenues in the financial year ended March 31, 2017. We serve clients in financial services; manufacturing; energy and utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance and hi-tech.

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Ministry of Corporate Affairs (MCA) vide its notification in the Official Gazette dated February 16, 2015 notified the Ind AS applicable to certain classes of companies. Ind AS has replaced the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys Group, Ind AS is applicable from April 1, 2016, with a transition date of April 1, 2015 and IGAAP as the previous GAAP. The following are the areas which had an impact on account of transition to Ind AS :

- Business combinations, including recording of intangibles and deferred taxes and accounting for common control transactions
- Fair valuation of certain financial instruments
- Employee costs pertaining to defined benefit obligations
- Discounting of certain long-term liabilities
- Share-based payments

The reconciliations and descriptions of the effect of the transition from IGAAP to Ind AS have been provided in Note 2.2 in notes to accounts in the standalone and consolidated financial statements.

I. Industry structure and developments

Software and computing technology is transforming businesses in every industry around the world in a very profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled services are fueling the rapid digitization of business processes and information. Traditional business models are being disrupted in every industry with digital and software-based business models. This disruption is characterized by highly desirable user experiences, an extreme scale-of-cost performance that has become available in computing infrastructure and disintermediation of the supply chain. Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof their businesses is increasingly becoming a top priority for business leaders. This duality – to renew existing core businesses and innovate new businesses – is the essence of what companies are faced with as strategic imperatives today.

The renewal of our core business translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant and optimizing the costs of building and running technology systems. As businesses look to new areas and new economies, new and intelligent systems are required to be built with next-generation technologies and with exponentially superior cost-benefit performance.

The fast pace of technology change and the need for technology professionals, who are highly skilled in both the renewal and new technology areas, are driving businesses to rely on third parties to realize their IT transformation. Several technology solutions and service providers have emerged over

the years, offering different models for clients to consume their solution and service offerings:

- Technology consulting companies – who take on niche and time-bound projects for their clients
- Global IT outsourcing companies – who leverage global talent pool to systematically optimize the IT operations of clients
- Business process management firms – who leverage global talent pool to manage the outsourced core business processes of their clients
- Software firms – who provide licensed software that enable the automation of business processes
- Specialty platform and Software-as-a-Service companies – who provide utility-based models for clients to consume software features
- Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
- Internal IT departments of the companies themselves – usually cost centers for the corporation

Global Delivery Model

Our Global Delivery Model provides scale, quality, expertise and cost and time-to-market advantages to our client projects. We divide projects into components that we execute simultaneously at client sites and at our global development centers. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost-effective. We execute project components around the clock and across time zones, to reduce project delivery times.

II Financial condition

Sources of funds

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. Our authorized share capital is ₹1,200 crore, divided into 240 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital stood at ₹1,148 crore as at March 31, 2017, which is the same as at March 31, 2016.

The Company had allotted 1,14,84,72,332 fully paid-up shares of face value ₹5 each during the quarter ended June 30, 2015, pursuant to a bonus issue approved by the shareholders through a postal ballot. For the bonus issue, a bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under stock incentive plans have been adjusted for bonus shares, wherever applicable.

Stock incentive plan

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (approximately 1% of the issued capital). Out of this, 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

The 2015 Plan includes shares held by controlled trusts amounting to 1,12,89,514 and 1,13,23,576 shares, as of March 31, 2017 and March 31, 2016, respectively, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentive grants to CEO

Pursuant to the approval from the shareholders through a postal ballot on March 31, 2016, Dr. Vishal Sikka, Chief Executive Officer and Managing Director, is eligible to receive under the 2015 Plan, an annual grant of RSUs of fair value US$2 million which vest over time, subject to continued service, and an annual grant of performance-based equity and stock options of US$5 million subject to the achievement of performance targets set by the Board or its committee, which vest over time. Time-based RSUs of fair value of US$2 million (approximately ₹13.42 crore) for fiscal 2017 was granted on August 1, 2016 amounting to 1,20,700 RSUs in equity shares represented by ADSs.

The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for the fiscal 2017 comprising 1,32,483 RSUs amounting to US$1.9 million (approximately ₹12.91 crore) and 3,30,525 ESOPs amounting to US$0.96 million (approximately ₹6.46 crore). The performance-based RSU and stock options for fiscal 2017 and time-based RSUs for fiscal 2018 will be granted w.e.f. May 2, 2017. Though the performance-based equity options for fiscal 2017 and time-based RSUs for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102, *Share-based Payment*, the Company has recorded employee stock compensation expenses of ₹28 crore and ₹7 crore during the years ended March 31, 2017 and March 2016, respectively, towards CEO compensation.

Stock incentive grants to COO

The nomination and remuneration committee, in its meeting held on October 14, 2016, recommended, based on 2016 performance, a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017. These RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these equity options and ESOPs will be granted w.e.f. May 2, 2017, in accordance with Ind AS 102, *Share-based Payment*, the Company has recorded employee stock-based compensation expense for the same during the year ended March 31, 2017.

Stock incentive grants to KMP (other than CEO and COO)

On November 1, 2016, 2,45,750 RSUs and 5,02,550 stock options were granted under the 2015 Plan, to key managerial personnel (KMP), other than CEO and COO (including Company Secretary), based on fiscal 2016 performance and the same were outstanding as of March 31, 2017. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel and the same were outstanding as of March 31, 2017. These RSUs and stock options will vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

We recorded stock compensation expenses of ₹36 crore towards CEO, COO and other KMP in the current year, as compared to ₹7 crore in the previous year.

Grant to other employees

During fiscal 2017, the Company granted 25,06,740 RSUs, 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 Plan. Out of the same, 24,05,980 RSUs, 6,95,100 ESOPs and 1,06,845 incentive units were outstanding (net of forfeitures) as of March 31, 2017. These instruments will vest over a period of four years and are subject to continued service.

The committee approved a grant of 37,100 RSUs and 73,600 ESOPs to a few eligible and identified employees of the Company and its subsidiaries w.e.f. May 2, 2017.

During the years ended March 31, 2017 and March 31, 2016, the Company recorded an aggregate employee stock compensation expense of ₹107 crore and ₹7 crore, respectively, in the Statement of Profit and Loss. This comprises expense pertaining to CEO, COO, other KMP and employees.

The details of the ESOP and RSU plans form part of the *Notes to the financial statements* in this Annual Report.

2. Other equity

A. Reserves and surplus

Securities premium reserve

The increase in security premium reserve is on account of the exercise of stock options. On a standalone basis, the balance as at March 31, 2017 and March 31, 2016 amounted to ₹2,208 crore and ₹2,204 crore, respectively. On a consolidated basis, the balance was ₹2,216 crore and ₹2,213 crore as at March 31, 2017 and March 31, 2016, respectively.

Retained earnings

On a standalone basis, the balance retained earnings as at March 31, 2017 was ₹49,957 crore after providing final dividend of ₹3,273 crore for fiscal 2016 and an interim dividend of ₹2,527 crore for fiscal 2017 and dividend tax of ₹1,180 crore thereon. The balance in retained earnings as at March 31, 2016 was ₹44,698 crore after providing final dividend of ₹3,388 crore for fiscal 2015 and an interim dividend of ₹2,297 crore for fiscal 2016 and dividend tax of ₹1,158 crore thereon. The total amount appropriated to dividend including dividend tax was ₹6,980 crore for fiscal 2017, as compared to ₹6,843 crore for the previous year.

On a consolidated basis, the balance retained in the surplus as at March 31, 2017 was ₹52,882 crore, as compared to ₹47,063 crore in the previous year.

Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2017 amounted to ₹54 crore, which is the same as the previous year.

General reserve

During the year, an amount of ₹1,579 crore was transferred to the general reserve from retained earnings on account of dividend appropriation (previous year ₹1,217 crore).

On a standalone basis, the balance in general reserve as at March 31, 2017 amounted to ₹11,087 crore (previous year ₹9,508 crore). On a consolidated basis, the balance as at March 31, 2017 amounted to ₹12,135 crore (previous year ₹10,553 crore).

Share options outstanding account

The share options outstanding account amounted to ₹120 crore as at March 31, 2017, as compared to ₹9 crore as at March 31, 2016. The movement is mainly on account of expense related to share-based payment to employees of the Group.

Business transfer adjustment reserve

Business transfer adjustment reserve is created on account of transition to Ind AS wherein profit on transfer of business between entities under common control is taken to reserve. On a standalone basis, the balance as at March 31, 2017 and March 31, 2016 is ₹3,448 crore.

B. Other comprehensive income

Equity instruments through other comprehensive income

On a standalone and consolidated basis, as of March 31, 2017, there was an accumulated loss of ₹5 crore in the equity instruments through other comprehensive income. This was on account of fair valuation of investments for which the Company has made an irrevocable election to present the subsequent changes in fair value in other comprehensive income. As at March 31, 2016, the balance was nil.

Cash flow hedge reserve

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve, and is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

On a standalone and consolidated basis, the balance as at March 31, 2017 amounted to ₹39 crore, net of tax, as compared to nil in the previous year.

Exchange differences on translating the financial statements of a foreign operation

On a consolidated basis, the balance as at March 31, 2017 amounted to ₹458 crore (previous year ₹715 crore).

Other items of other comprehensive income

Other items of other comprehensive income consist mainly of remeasurement gains / losses on our defined benefit plans and fair value changes on investments, net of taxes.

On a standalone basis, there was an actuarial loss, net of taxes, of ₹42 crore during the current year, as compared to ₹2 crore during the previous year. On a consolidated basis, there was an actuarial loss, net of taxes, of ₹45 crore during the current year, as compared to ₹12 crore during the previous year.

During the current year, an unrealized loss of ₹10 crore, net of taxes, was recorded on account of fair valuation of certain investments, on a standalone and consolidated basis.

Total equity attributable to equity holders of the Company

On a standalone basis, the total equity attributable to equity holders of the Company increased to ₹68,017 crore as at March 31, 2017 from ₹61,082 crore as at March 31, 2016.

On a consolidated basis, the total equity attributable to equity holders of the Company increased to ₹68,982 crore as at March 31, 2017 from ₹61,744 crore as at March 31, 2016.

The book value per share increased to ₹300 as at March 31, 2017 compared to ₹269 as at March 31, 2016, on a consolidated basis.

Application of funds

3. Property, plant and equipment

Additions to gross block – standalone

During the year, we capitalized ₹1,817 crore to our gross block, comprising ₹654 crore in computer equipment, ₹6 crore on vehicles and the balance of ₹1,157 crore on infrastructure. Our infrastructure investments comprised ₹144 crore to acquire 13.3 acres of land in Chennai, Gurugram, Hyderabad and Bengaluru, ₹310 crore on buildings, ₹344 crore on plant and machinery, ₹122 crore on office equipment and ₹237 crore on furniture and fixtures.

During the previous year, we capitalized ₹2,163 crore to our gross block, comprising ₹945 crore in computer equipment, ₹5 crore on vehicles and the balance of ₹1,213 crore on infrastructure. Our infrastructure investments comprised ₹58 crore to acquire 10.8 acres of land in Bengaluru, ₹440 crore on buildings, ₹319 crore on plant and machinery, ₹155 crore on office equipment and ₹241 crore on furniture and fixtures.

Additions to gross block – consolidated

During the year, we capitalized ₹2,799 crore to our gross block, comprising ₹800 crore in computer equipment, ₹8 crore on vehicles and the balance of ₹1,991 crore on infrastructure. Our infrastructure investments comprised ₹144 crore to acquire 13.3 acres of land in Chennai, Gurugram, Hyderabad and Bengaluru, ₹981 crore on buildings, ₹349 crore on plant and equipment, ₹138 crore on office equipment and ₹379 crore on furniture and fixtures.

During the previous year, we capitalized ₹2,379 crore to our gross block (including ₹4 crore on account of acquisition during the year), comprising ₹1,105 crore in computer equipment, ₹6 crore on vehicles and the balance of ₹1,268 crore on infrastructure. Our infrastructure investments comprised ₹58 crore to acquire 10.8 acres of land in Bengaluru, ₹444 crore on buildings, ₹333 crore on plant and equipment, ₹167 crore on office equipment and ₹266 crore on furniture and fixtures.

Deductions to gross block – standalone

During the year, we deducted ₹316 crore from the gross block on the disposal of various assets as against ₹281 crore in the previous year.

Deductions to gross block – consolidated

During the year, we disposed of various assets with a gross block of ₹490 crore as against ₹423 crore in the previous year.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,094 crore as at March 31, 2017, as compared to ₹1,295 crore as at March 31, 2016. On a consolidated basis, we have a capital expenditure commitment of ₹1,149 crore as at March 31, 2017, as compared to ₹1,486 crore as at March 31, 2016.

4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2017 is ₹3,652 crore. There are no changes to the goodwill during the year except for reduction of ₹112 crore on account of translation. During the previous year, carrying value of goodwill was ₹3,764 crore, which included additions to goodwill amounting to ₹452 crore on account of Kallidus acquisition and ₹30 crore on account of Noah acquisition and increase of ₹191 crore on account of translation.

On a consolidated basis, carrying value of intangible assets as on March 31, 2017 is ₹776 crore whereas on March 31, 2016, it was ₹985 crore. These primarily consist of intangible assets acquired through business combinations, stated at cost less accumulated amortization.

On account of transition to Ind AS, intangible assets and deferred tax assets / liabilities in relation to business combinations, which were included within goodwill under IGAAP, have been recognized separately under Ind AS.

5. Financial assets

A. Investments

Investments in subsidiaries

During the year, we have invested additionally in our subsidiaries, for the purpose of operations and expansion.

Subsidiary	In foreign currency	In ₹ crore
Infosys China	USD 10 million	67
Infosys Sweden	SEK 96 million	76
Infosys Shanghai	USD 27 million	180
Infosys Consulting Pte Ltd. (1)	SGD 2 million	10

Subsidiary	In foreign currency	In ₹ crore
Noah Consulting LLC	USD 11 million	71

[1] During the year, the holding company of Infosys Consulting Pte Ltd. changed from Lodestone Holding AG to Infosys Limited.

Investment in equity instruments of subsidiaries are carried at cost as per Ind AS 27, *Separate Financial Statements*.

Refer to *Annexure 1* to the Board's report for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, www.infosys.com.

Other investments

We have an innovation fund with an outlay of US $500 million to support the creation of a global ecosystem of strategic partners. Out of the total outlay, US $45 million has been invested as of March 31, 2017 and we have an uncalled capital commitment of US $18 million.

As per Ind AS 109, *Financial Instruments*, all financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Financial assets are subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income as the case may be.

The details of the investments as of March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Category of investment	Standalone		Consolidated		Subsequent measurement as per Ind AS 109
	2017	2016	2017	2016	
Preference securities and equity instruments	132	93	159	93	Fair value through other comprehensive income
Convertible promissory note and others	3	–	45	22	Fair value through profit or loss
Government bonds and tax-free bonds	1,833	1,535	1,907	1,606	Amortized cost
Fixed maturity plan securities	508	–	558	–	Fair value through profit or loss
Non-convertible debentures	3,677	–	3,975	–	Fair value through other comprehensive income
Liquid mutual fund units	1,755	–	1,803	68	Fair value through profit or loss
Certificates of deposit	7,635	–	7,905	–	Fair value through other comprehensive income
Redeemable, non-convertible debentures [1]	2,129	2,549	–	–	Amortized cost

Notes: For additional disclosures on financial assets and liabilities including fair value hierarchy and financial risk management, refer to *Note 2.11* of the Standalone Financial Statements and *Note 2.12* of the Consolidated Financial Statements.

[1] These are investments in EdgeVerve Systems Limited. During fiscal 2017, EdgeVerve repaid debentures of ₹420 crore.

Our investments comprise mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in tax-free bonds and non-convertible debentures) and certificates of deposit. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period with high credit-rated by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions.

B. Trade receivables and unbilled revenues

On a standalone basis, trade receivables amounted to ₹10,960 crore and ₹9,798 crore as of March 31, 2017 and March 31, 2016, respectively, and unbilled revenues amounted to ₹3,200 crore and ₹2,673 crore as of March 31, 2017 and March 31, 2016, respectively.

On a consolidated basis, trade receivables amounted to ₹12,322 crore and ₹11,330 crore as of March 31, 2017 and March 31, 2016, respectively, and unbilled revenues amounted to ₹3,648 crore and ₹3,029 crore as of March 31, 2017 and March 31, 2016, respectively.

Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Days Sales Outstanding was 68 days, compared to 66 days in the previous year.

On account of adoption of Ind AS 109, the Group uses Expected Credit Loss (ECL) model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors, such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers. The adoption of ECL model did not have a material impact on the financial statements.

The movement in expected credit loss during the year is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Opening balance	249	322	289	366
Impairment loss recognized / (reversed)	135	(48)	132	(52)
Amount written off	(1)	(31)	(1)	(33)
Translation difference	(4)	6	(9)	8
Closing balance	379	249	411	289

C. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations and regulatory requirements.

Deposits with financial institutions represent surplus money deployed in the form of deposits.

On a standalone basis, balance in current and deposit accounts stood at ₹12,222 crore as at March 31, 2017, as compared to ₹24,276 crore as at March 31, 2016. Deposits with financial institutions stood at ₹6,931 crore as at March 31, 2017, as compared to ₹4,900 crore as at March 31, 2016.

On a consolidated basis, balance in current and deposit accounts stood at ₹14,889 crore as at March 31, 2017, as compared to ₹27,420 crore as at March 31, 2016. Deposits with financial institutions stood at ₹7,736 crore as at March 31, 2017, as compared to ₹5,277 crore as at March 31, 2016.

D. Loans

The details of loans are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Non-current				
Loans to employees	5	5	29	25
Current				
Loans to subsidiaries	69	91	–	–
Loans to employees	241	264	272	303
Total	315	360	301	328

We provide personal loans and salary advances to employees, who are not executive officers or directors. Of the total loans and advances of ₹301 crore given to employees on a consolidated basis, ₹272 crore is recoverable in 12 months and ₹29 crore is recoverable in 12-24 months from March 31, 2017. The annual rate of interest for these loans vary from 0% to 10%.

Loans to subsidiaries as at March 31, 2017 comprise ₹69 crore given to Infosys China. As at March 31, 2016, it included ₹24 crore given to Infosys Sweden and ₹67 crore to Infosys China.

E. Other financial assets

The details of other financial assets are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Non-current				
Security deposits	81	73	86	78
Rental deposits	135	119	175	146
Restricted deposits	–	–	48	62
Current				
Security deposits	2	1	10	7
Rental deposits	2	2	9	13
Restricted deposits	1,309	1,154	1,416	1,238
Unbilled revenues	3,200	2,673	3,648	3,029
Interest accrued but not due	514	696	576	762
Foreign currency forward and options contracts	268	109	284	116
Others	108	166	37	25
Total	5,619	4,993	6,289	5,476

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Rental deposits are for buildings taken on lease by us for our development centers and marketing offices across the world.

Unbilled revenues comprise costs and earnings in excess of billings.

Interest accrued but not due represents interest on amount deposited in banks. The interest accrued has reduced on account of softening of interest rates in India and proceeds of fixed deposits invested in other instruments which are carried at fair value. The carrying value of such instruments includes interest accrued on the same.

5. Other assets

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Non-current				
Capital advances	562	333	600	933
Prepaid gratuity	56	2	79	4
Deferred contract cost	283	333	284	333
Prepaid expenses	95	87	96	87
Current				
Payment to vendors for supply of goods	87	58	131	110
Withholding taxes and others	1,665	1,650	1,886	1,799
Prepaid expenses	387	209	441	201
Deferred contract cost	74	48	78	48
Total	3,209	2,720	3,595	3,515

Capital advances represent the amount paid in advance on capital expenditure.

Withholding and other tax receivables represent transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Deferred contract costs are upfront costs incurred for the contract and amortized over the term of the contract.

6. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Deferred tax assets, net	346	405	540	536
Deferred tax liabilities, net	–	–	207	252

Deferred tax assets primarily comprise deferred taxes on property, plant and equipment, compensated absences, trade receivables, accrued compensation to employees and post-sales client support. Deferred tax liability primarily comprises branch profit taxes and deferred tax on intangible assets.

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current income tax assets against current tax liabilities, and where the deferred tax assets and deferred tax liabilities relate to the taxes levied by the same taxation authority.

7. Income tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Income tax assets (net)	5,454	5,020	5,716	5,230
Income tax liabilities (net)	3,762	3,304	3,885	3,410

The income tax assets represent domestic and overseas corporate tax. Current income tax liability represents estimated income tax liabilities, both in India and overseas, net of advance tax and tax deducted at source.

8. Financial liabilities

The details of trade payables and other financial liabilities are as follows :

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Non-current				
Accrued compensation to employees	–	–	30	33
Rental deposits	–	27	–	–
Payable for acquisition of business – Contingent consideration	40	35	40	36
Current				
Trade payables	269	623	367	386
Unpaid dividends	17	5	17	5
Accrued compensation to employees	1,404	1,764	1,881	2,265
Accrued expenses	2,013	1,707	2,585	2,189
Retention monies	153	58	220	80
Payable for acquisition of business – Contingent consideration	45	80	45	81
Client deposits	25	16	32	28
Capital creditors	36	66	48	81
Compensated absences	1,142	1,130	1359	1,341
Other payables	219	304	15	60
Foreign currency forward and options contracts	2	2	2	5
Payable by controlled trusts	–	–	145	167
Total	5,365	5,817	6,786	6,757

Liabilities for accrued compensation to employees include the provision for bonus, incentives and retention bonus payable to the staff.

Payable for acquisition of business represents contingent consideration payable to the sellers of Kallidus depending on the achievement of certain financial targets by Kallidus over a period of three years ending December 31, 2017. The current and non-current portions have been disclosed accordingly. During the year ended March 31, 2017, a contingent consideration of ₹40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets for the year ended December 31, 2015.

Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work.

Compensated absences are towards our liability for leave encashment.

Unpaid dividends represent dividends paid, but not claimed by shareholders, and are represented by a bank balance of an equivalent amount.

9. Other liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Non-current				
Deferred income – government grant on land use rights	–	–	41	46
Deferred income	42	–	42	–
Current				
Unearned revenue	1,320	1,025	1,777	1,332
Withholding taxes and others	1,027	1,068	1,226	1,296
Deferred income – government grant on land use rights	–	–	1	1
Accrued gratuity	–	–	1	–
Deferred rent	2	–	2	–
Total	2,391	2,093	3,090	2,675

Unearned revenue primarily comprises advance client billings for which related costs and earnings were not yet incurred.

Withholding and other taxes payable represent local taxes payable in various countries in which we operate, and the same will be paid in due course.

10. Provisions

On a standalone basis, provision for post-sales client support, warranties and others amounted to ₹350 crore as at March 31,

2017, as compared to ₹436 crore as at March 31, 2016. On a consolidated basis, provision for post-sales client support, warranties and others amounted to ₹405 crore as at March 31, 2017, as compared to ₹512 crore as at March 31, 2016.

The provision for post-sales client support, warranties and others is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of our operations

The function-wise classification of the standalone Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2017	%	2016	%
Revenue from operations	59,289	100.0	53,983	100.0
Cost of sales	37,057	62.5	33,409	61.9
Gross profit	22,232	37.5	20,574	38.1
Operating expenses				
Selling and marketing expenses	2,728	4.6	2,695	5.0
General and administration expenses	3,628	6.1	3,285	6.1
Total operating expenses	6,356	10.7	5,980	11.1
Operating profit	15,876	26.8	14,594	27.0
Other income, net	3,062	5.1	3,006	5.6
Profit before tax	18,938	31.9	17,600	32.6
Tax expense	5,120	8.6	4,907	9.1
Profit for the year	13,818	23.3	12,693	23.5

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2017	%	2016	%
Revenue from operations	68,484	100.0	62,441	100.0
Cost of sales	43,253	63.2	39,098	62.6
Gross profit	25,231	36.8	23,343	37.4
Operating expenses				
Selling and marketing expenses	3,591	5.2	3,431	5.5
General and administration expenses	4,739	6.9	4,292	6.9
Total operating expenses	8,330	12.2	7,723	12.4
Operating profit	16,901	24.7	15,620	25.0
Other income, net	3,080	4.4	3,123	5.0
Profit before non-controlling interests / share in net loss of associate	19,981	29.1	18,743	30.0
Share in net loss of associate and others	(30)	0.0	(3)	0.0
Profit before tax	19,951	29.1	18,740	30.0
Tax expense	5,598	8.1	5,251	8.4
Profit after tax	14,353	21.0	13,489	21.6

Particulars	Year ended March 31,			
	2017	%	2016	%
Non-controlling interests	–	–	–	–
Profit for the year	14,353	21.0	13,489	21.6

1. Revenue

Of the total revenues for the year ended March 31, 2017, on a standalone basis, approximately 97.0% were export revenues whereas 3.0% were domestic revenues, as compared to 97.6% being export revenues and 2.4% domestic revenues during the previous year.

Of the total revenues for the year ended March 31, 2017, on a consolidated basis, approximately 96.8% were export revenues whereas 3.2% were domestic revenues, as compared to 97.4% being export revenues and 2.6% domestic revenues during the previous year.

Our revenues are generated primarily on fixed-price or fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the percentage-of-completion method. On time-and-material contracts, revenue is recognized as the related services that are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage-of-completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client locations or at our development centers outside India, while offshore revenues are for services which are performed at our global development centers in India.

The segmentation of our revenues by location is as follows:

in %

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Onsite	54.2	52.7	53.7	53.2
Offshore	45.8	47.3	46.3	46.8
Total	100.0	100.0	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins. The details of the billable hours expended for onsite and offshore are as follows:

in %

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Onsite	27.2	26.6	25.2	24.7
Offshore	72.8	73.4	74.8	75.3
Total	100.0	100.0	100.0	100.0

The break-up of revenues from software services and products is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Software services	59,257	53,334	66,383	60,528
Software products	32	649	2,101	1,913
Total revenue from operations	59,289	53,983	68,484	62,441

Refer to the *Segmental profitability* section in this Report for more details on the analysis of segment revenues.

2. Expenditure

Cost of sales – standalone

in ₹ crore

Particulars	2017	%	2016	%	Growth %
Revenues	59,289	100.0	53,983	100	9.8
Cost of sales					
Salaries and bonus	27,818	46.9	25,131	46.5	10.7
Technical sub-contractors	4,809	8.1	4,416	8.2	8.9
Travel expenses	1,234	2.1	1,207	2.2	2.2
Cost of software packages	728	1.2	651	1.2	11.8
Third-party items bought for service delivery to clients	506	0.9	386	0.7	31.1
Communication expenses	139	0.2	97	0.2	43.3
Rent	147	0.3	92	0.2	59.8
Post-sales customer support and warranties	84	0.1	18	–	366.7
Depreciation and amortization expenses	1,331	2.3	1,115	2.1	19.4
Deferred consideration	–	–	149	0.3	(100.0)
Repairs and maintenance	261	0.4	147	0.3	77.6
Total cost of sales	37,057	62.5	33,409	61.9	10.9

Cost of sales – consolidated

in ₹ crore

Particulars	2017	%	2016	%	Growth %
Revenues	68,484	100.0	62,441	100.0	9.7
Cost of sales					
Salaries and bonus	33,471	48.9	30,405	48.7	10.1
Technical sub-contractors	3,833	5.6	3,530	5.7	8.6
Travel expenses	1,649	2.4	1,637	2.6	0.7
Cost of software packages	793	1.2	726	1.1	9.2
Third-party items bought for service delivery to clients	802	1.2	534	0.9	50.2
Consultancy and professional charges	28	0.1	24	0.1	16.7
Communication expenses	260	0.4	179	0.3	45.3
Rent	307	0.4	242	0.4	26.9
Post-sales customer support and warranties	80	0.1	8	–	900
Depreciation and amortization expenses	1,703	2.5	1,459	2.3	16.7
Deferred consideration	–	–	149	0.2	(100.0)
Repairs and maintenance	305	0.4	187	0.3	63.1
Others	22	0.0	18	0.0	22.2
Total cost of sales	43,253	63.2	39,098	62.6	10.6

On a standalone basis, cost of sales was 62.5% of revenues, compared to 61.9% during the previous year. On a consolidated basis, cost of sales was 63.2% of revenues, compared to 62.6% during the previous year. The increase in cost of sales from fiscal 2016 to fiscal 2017 was primarily due to increase in third-party items bought for service delivery to clients, communication expenses, repairs and maintenance partially offset by deferred consideration pertaining to acquisitions. The cost of efforts, comprising employee cost and cost of technical sub-contractors has increased as a percentage of revenue from 54.7% in fiscal 2016 to 55.0% in fiscal 2017 on a standalone basis and from 54.4% in fiscal 2016 to 54.5% in fiscal 2017 on a consolidated basis. During the current year, the impact of increase in onsite mix and compensation review was partially offset by the benefit on account of higher utilization, currency fluctuation and reduction in variable payout.

The increase in salaries and bonus is primarily due to increased compensation in the last 12 months, promotions and an increase in the number of employees as well as higher onsite mix offset by higher utilization (including trainees).

The utilization rates of billable IT service professionals for the years ended March 31, 2017 and March 31, 2016 are as follows:

in %

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Including trainees	77.8	75.0	77.6	75.0
Excluding trainees	82.1	80.8	81.7	80.6

Note: IT services represent services excluding business process management services and products and platforms business.

On a standalone basis, the cost of technical sub-contractors included ₹1,795 crore towards the purchase of services from subsidiaries for the year ended March 31, 2017, as against ₹1,761 crore in the previous year. The details of such related party transactions are available in the Notes to the *Standalone financial statements* section of the Annual Report. We continue to engage the services of these consultants on a need basis.

On a standalone basis, the travel expenses representing the cost of travel included in cost of sales constituted approximately 2.1% and 2.2% of total revenue for the years ended March 31, 2017 and March 31, 2016, respectively. On a consolidated basis, travel expenses for cost of sales constituted approximately 2.4% and 2.6% of total revenue for the years ended March 31, 2017 and March 31, 2016, respectively.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services. On a standalone basis, the cost of software packages was 1.2% of the revenues for each of the years ending March 31, 2017 and March 31, 2016. On a consolidated basis, the cost of software packages was 1.2% and 1.1% of the revenues for the years ending March 31, 2017 and March 31, 2016, respectively.

Third-party items bought for service delivery to clients include software and hardware items. The increase in third-party items bought for service delivery to clients has been due to increase in third-party costs in customer services such as infrastructure services.

On a consolidated basis, consultancy and professional charges approximated to 0.1% of revenues during the year, which was the same as the previous year.

A major part of our revenues is generated from software development centers in India. We use high-end communication tools to establish real-time connections with our clients. On a standalone basis, the communication expenses represent approximately 0.2% of revenues for each of the years ended March 31, 2017 and March 31, 2016. On a consolidated basis, the communication expenses represent approximately 0.4% and 0.3% of revenues for the years ended March 31, 2017 and March 31, 2016, respectively.

On a standalone basis, the rent represents approximately 0.3% and 0.2% of revenues for each of the years ended March 31, 2017 and March 31, 2016, respectively. On a consolidated basis, the rent represents approximately 0.4% of revenues for each of the years ended March 31, 2017 and March 31, 2016.

On a standalone basis, the provision for post-sales customer support and warranties saw a charge of ₹84 crore for the year ended March 31, 2017, against a charge of ₹18 crore for the year ended March 31, 2016. On a consolidated basis, the provision for post-sales customer support and warranties saw a charge of ₹80 crore for the year ended March 31, 2017, against a charge of ₹8 crore for the year ended March 31, 2016.

Deferred consideration represents compensation payable to selling shareholders of Lodestone on the third anniversary of the acquisition date. The liability towards deferred consideration was settled during the previous year.

On a standalone basis, we provided ₹1,331 crore and ₹1,115 crore towards depreciation and amortization, representing 2.3% and 2.1% of total revenues, for the years ended March 31, 2017 and March 31, 2016, respectively.

On a consolidated basis, we provided ₹1,703 crore and ₹1,459 crore towards depreciation and amortization, representing 2.5% and 2.3% of total revenues, for the years ended March 31, 2017 and March 31, 2016, respectively.

On a standalone and consolidated basis, repairs and maintenance represent approximately 0.4% and 0.3% of revenues for the years ended March 31, 2017 and March 31, 2016, respectively.

Gross profit

On a standalone basis, the gross profit during the year was ₹22,232 crore, representing 37.5% of revenues, compared to ₹20,574 crore, representing 38.1% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹25,231 crore, representing 36.8% of revenues, compared to ₹23,343 crore, representing 37.4% of revenues in the previous year.

The decrease in gross profit as a percentage of revenue for the current year as compared to the previous year was attributable to an increase in cost of sales as a percentage of revenue during the same period as explained above.

Selling and marketing expenses

Selling and marketing expenses primarily comprise employee costs. On a standalone basis, we incurred selling and marketing expenses at 4.6% of our total revenues in the year ended March 31, 2017, compared to 5.0% of our total revenues in the year ended March 31, 2016. Selling and marketing expenses primarily comprise employee cost, travelling costs and branding and marketing costs. All other expenses, excluding employee costs, amounted to 1.1% of revenues during the year which is same as previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.2% of our total revenues in the year ended March 31, 2017, as compared to 5.5% in the year ended March 31, 2016. All other expenses, excluding employee costs, amounted to 1.3% of revenues for the year, which was the same as the previous year. Decrease in selling and marketing cost as a percentage of revenue is mainly on account of employee benefit cost not increasing in line with revenue.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 6.1% of our total revenues each in the current and previous years. All other expenses, excluding employee costs, were 4.4% of revenues during the year, as compared to 4.3% in the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.9% of our total revenues each in the current and previous years. All other expenses, excluding employee costs, were 4.8% of revenues during the year, as compared to 4.7% during the previous year.

The general and administrative expenses, as a percentage of revenue, have remained constant for the years ended March 31, 2017 and March 31, 2016. However, increase in repairs and maintenance, operating lease payments, and impairment losses recognized on financial assets, were partially offset by a decrease in consultancy and professional charges, and traveling cost. The increase in impairment losses on financial assets is due to specific provisions made for certain customers. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The increase in operating lease payments was on account of additional space taken on lease.

The employee benefit cost as a percentage of revenue has remained largely constant in the current and previous years.

3. Operating profits

During the year, on a standalone basis, we earned an operating profit of ₹ 15,876 crore, representing 26.8% of total revenues, compared to ₹ 14,594 crore, representing 27.0% of total revenues, during the previous year.

During the year, on a consolidated basis, we earned an operating profit of ₹ 16,901 crore, representing 24.7% of total revenues, compared to ₹ 15,620 crore, representing 25.0% of total revenues, during the previous year.

The decrease in operating profit as a percentage of revenue for the current year as compared to the previous year was attributable to a decrease in gross profit as a percentage of revenue during the same period partially offset by a decrease in selling and marketing expenses

4. Other income, net

We use foreign exchange forward and options contracts to hedge our exposure to movements in foreign exchange rates.

On a standalone basis, for the year ended March 31, 2017, foreign exchange loss as a result of transaction and translation of assets and liabilities was ₹ 324 crore, while for the year ended March 31, 2016, there was a gain of ₹ 141 crore, and foreign exchange gains from forward / options contracts were ₹ 551 crore and ₹ 26 crore for the years ended March 31, 2017 and March 31, 2016, respectively.

On a consolidated basis, for the year ended March 31, 2017, foreign exchange loss as a result of transaction and translation of assets and liabilities was ₹ 359 crore, while for the year ended March 31, 2016, there was a gain of ₹ 140 crore, and foreign exchange gains from forward / options contracts were ₹ 591 crore and ₹ 29 crore for the years ended March 31, 2017 and March 31, 2016, respectively.

The interest income for fiscal 2017 has declined as compared to fiscal 2016 despite higher investible base primarily due to the softening of interest rates in India.

The composition of currency-wise revenues for the years ended March 31, 2017 and March 31, 2016 was as follows:

in %

Currency	Standalone		Consolidated	
	2017	2016	2017	2016
U.S. Dollar (USD)	71.9	73.0	69.6	69.9
U.K. Pound Sterling (GBP)	6.1	6.9	5.8	6.6
Euro (EUR)	9.0	8.4	9.6	9.3
Australian Dollar (AUD)	7.7	7.2	7.3	6.9
Others	5.3	4.5	7.7	7.3
Total	100.0	100.0	100.0	100.0

5. Sensitivity to rupee movement

On a standalone basis, for the years ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and US dollar, had an impact on the Company's incremental operating margins by approximately 0.52% each. On a consolidated basis, it had an impact of 0.50% in the current and previous years.

6. Share in profit / loss of associate and others

Share in net loss of associate and others for the current year includes share in loss of associate under equity method of ₹ 12 crore and an impairment loss of ₹ 18 crore on investment in DWA Nova LLC. The share in net loss of associate for the previous year was ₹ 3 crore.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2017 and March 31, 2016 is 34.61%. Export profits of the SEZ units for the year were entitled to tax benefits under the Special Economic Zone (SEZ) scheme of the Government of India. The Company had also claimed tax benefit under the Software Technology Park (STP) scheme, for export profits earned by certain STP units up to the year ended March 31, 2011.

We have our operations both under the STP and SEZ schemes. The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains for further five years thereafter is subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible

SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

On a standalone basis, the effective tax rate (based on profit before tax) decreased to 27.0% in fiscal 2017, as compared to 27.9% in fiscal 2016. The decrease in effective net tax rate was mainly due to the increase in benefits from SEZ units as a percentage of profit before income taxes, decrease in effect of non-deductible expenses partially offset by decrease in net tax reversals.

On a consolidated basis, the effective tax rate for fiscal 2017 and fiscal 2016 was 28.0%. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units and other tax deductions. There was no change in the effective tax rate for fiscal 2017 as compared to fiscal 2016, as the benefit of higher non-taxable income (income from SEZ units) was offset by reduction in tax reversals, net of provisions.

During the current year, the tax reversals, net comprise reversal of provisions of ₹354 crore made in earlier periods which is partially offset by an additional tax provision of ₹202 crore pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. The additional provision pertaining to prior periods is primarily due to audits and assessments in certain jurisdictions.

For the previous year, the tax reversals comprise a reversal of provisions of ₹332 crore made in earlier periods which is partially offset by an additional tax provision of ₹23 crore pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions.

Refer to Note 2.24 (Contingent liabilities and commitments) in consolidated and standalone financial statements in the Annual Report for disclosures on claims against the Company not acknowledged as debts.

8. Net profit after tax

On a standalone basis, our net profit increased by 8.9% to ₹13,818 crore for the year ended March 31, 2017 from ₹12,693 crore in the previous year. This represents 23.3% and 23.5% of total revenue for the years ended March 31, 2017 and March 31, 2016, respectively.

On a consolidated basis, our net profit increased by 6.4% to ₹14,353 crore for the year ended March 31, 2017 from ₹13,489 crore in the previous year. This represents 21.0% and 21.6% of total revenue for the years ended March 31, 2017 and March 31, 2016, respectively.

The decrease in net profit as a percentage of revenues for the current year as compared to the previous year was primarily attributable to a decrease in operating profit as a percentage of revenue and decrease in other income.

9. Earnings per share (EPS)

The details of change in EPS on standalone and consolidated basis are as follows:

Particulars	Standalone			Consolidated		
	2017 (₹)	2016 (₹)	% increase	2017 (₹)	2016 (₹)	% increase
Basic	60.16	55.26	8.9	62.80	59.02	6.4
Diluted	60.15	55.26	8.8	62.77	59.02	6.4

Weighted average equity shares used in computing earnings per equity share are as follows:

Particulars	Standalone		Consolidated	
	2017	2016	2017	2016
Basic	2,29,69,44,664	2,29,69,44,664	2,28,56,39,447	2,28,56,16,160
Diluted	2,29,71,59,670	2,29,69,44,664	2,28,63,96,745	2,28,57,18,894

10. Segmental profitability

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented along both business segments and geographic segments. Business segments of the Group are primarily enterprises in Financial Services (FS), Manufacturing (MFG), Retail, Consumer packaged goods and Logistics (RCL), Energy & utilities, Communication and Services (ECS), Hi-tech (Hi-Tech), Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Business segments – standalone

in ₹ crore

Particulars	FS [1]	MFG [2]	ECS [3]	RCL [4]	HILIFE [5]	Hi-Tech	All other segments	Total
Segmental revenues								
2017	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
2016	14,846	5,434	12,124	9,411	6,392	4,736	1,040	53,983
Growth %	6.0	12.0	15.5	9.2	10.5	3.5	17.5	9.8
Segmental operating income								
2017	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
2016	4,185	1,436	3,829	2,817	1,844	1,373	239	15,723
Growth %	2.5	23.3	13.7	12.2	13.3	(1.4)	(16.9)	9.5
Segmental operating income (%)								
2017	27.3	29.1	31.1	30.7	29.6	27.6	16.2	29.0
2016	28.2	26.4	31.6	29.9	28.9	29.0	22.9	29.1

(1) Financial Services
(2) Manufacturing
(3) Energy & utilities, Communications and Services
(4) Retail, Consumer packaged goods and Logistics
(5) Life Sciences, Healthcare and Insurance

Geographical segments – standalone

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2017	38,578	13,019	1,798	5,894	59,289
2016	35,638	11,775	1,274	5,296	53,983
Growth %	8.2	10.6	41.2	11.3	9.8
Segmental operating income					
2017	10,762	3,832	667	1,956	17,217
2016	10,093	3,436	451	1,743	15,723
Growth %	6.6	11.5	47.9	12.2	9.5
Segmental operating income (%)					
2017	27.9	29.4	37.1	33.2	29.0
2016	28.3	29.2	35.4	32.9	29.1

Business segments – consolidated

in ₹ crore

Particulars	FS [1]	MFG [2]	ECS [3]	RCL [4]	HILIFE [5]	Hi-Tech	All other segments	Total
Segmental revenues								
2017	18,555	7,507	15,430	11,225	8,437	5,122	2,208	68,484
2016	17,024	6,948	13,547	10,226	8,090	4,891	1,715	62,441
Growth %	9.0	8.1	13.9	9.8	4.3	4.7	28.8	9.7
Segmental operating income								
2017	5,209	1,848	4,431	3,249	2,308	1,277	292	18,614
2016	4,839	1,560	4,029	2,840	2,265	1,301	259	17,093
Growth %	7.6	18.4	10.0	14.4	1.9	(1.8)	12.4	8.9
Segmental operating income (%)								
2017	28.1	24.6	28.7	28.9	27.4	24.9	13.2	27.2
2016	28.4	22.5	29.7	27.8	28.0	26.6	15.1	27.4

(1) Financial Services
(2) Manufacturing
(3) Energy & utilities, Communications and Services
(4) Retail, Consumer packaged goods and Logistics
(5) Life Sciences, Healthcare and Insurance

Geographical segments – consolidated

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2017	42,408	15,392	2,180	8,504	68,484
2016	39,139	14,373	1,623	7,306	62,441
Growth %	8.4	7.1	34.3	16.4	9.7

Particulars	North America	Europe	India	Rest of the World	Total
Segmental operating income					
2017	10,991	4,150	736	2,737	18,614
2016	10,265	3,897	574	2,357	17,093
Growth %	7.1	6.5	28.4	16.1	8.9
Segmental operating income (%)					
2017	25.9	27.0	33.8	32.2	27.2
2016	26.2	27.1	35.3	32.3	27.4

Overall segment profitability has marginally declined primarily on account of decline in realization, compensation increase for employees, cross currency volatility, increase in onsite mix, increase in impairment loss on receivables from certain customers, partially offset by increase in utilization, lower variable payout and rupee depreciation against the US dollar.

11. Liquidity

Our growth has been financed largely through cash generated from operations. On a standalone basis, the net cash generated from our operations was ₹ 10,478 crore and ₹ 9,578 crore for the years ended March 31, 2017 and March 31, 2016, respectively. Net cash used in investing activities was ₹ 13,494 crore for the year ended March 31, 2017, while it was ₹ 1,207 crore for the year ended March 31, 2016. Net cash used in financing activities was ₹ 6,968 crore and ₹ 6,908 crore for the years ended March 31, 2016 and March 31, 2017, respectively.

On a consolidated basis, the net cash generated from our operations was ₹ 11,531 crore and ₹ 10,028 crore for the years ended March 31, 2017 and March 31, 2016, respectively. Net cash used in investing activities was ₹ 14,542 crore for the year ended March 31, 2017, while it was ₹ 901 crore for the year ended March 31, 2016. Net cash used in financing activities was ₹ 6,939 crore and ₹ 6,813 crore for the years ended March 31, 2017 and March 31, 2016, respectively.

Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

- The Company's current policy is to pay dividends of up to 50% of post-tax profits of the financial year. Effective fiscal 2018, the Company expects to pay out up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend payout includes dividend distribution tax.
- In addition to the above, the Board has identified an amount of up to ₹ 13,000 crore (US $2 billion) to be paid out to shareholders during fiscal 2018, in such manner (including by way of dividend and / or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Our Board, in its meeting on April 13, 2017, recommended a final dividend of ₹ 14.75 per equity share. The recommendation is subject to the approval of shareholders at our Annual General Meeting to be held on June 24, 2017, and if approved, would result in a cash outflow of approximately ₹ 4,061 crore (excluding dividend paid on treasury shares), inclusive of corporate dividend tax.

12. Related party transactions

These have been discussed in detail in the Notes to the *Standalone financial statements* in this Annual Report.

13. Events occurring after the Balance Sheet date

There were no significant events that occurred after the Balance Sheet date.

Refer to 'Material changes and commitments affecting financial position between the end of the financial year and date of the report' in *Board's report* for details of grants made to CEO and COO subsequent to Balance Sheet date.

IV Opportunities and threats

Our strengths

We believe our strengths give us the competitive advantage to position ourselves as a leading global technology solutions and services company to solve the strategic challenges of business.

Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses with innovative strategies and solutions. Our expertise and methodologies incorporate Design Thinking that helps our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

Breadth of offerings: Our suite of comprehensive end-to-end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and life-cycle solutions, business process management, software products, and business platforms and solutions.

Intellectual property in platforms, products: Our products, platforms and solutions are geared to sense, influence, fulfil, and serve the needs of digital consumers as well as leverage the potential of their business ecosystem.

Experience and expertise in large-scale outsourcing: We have developed processes and frameworks for large-scale outsourcing of technology projects that minimize financial and business risk to our clients. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost-effective. This is further strengthened with automation, intelligence and collaboration technologies.

Deep client relationships and brand: We have long-standing relationships with large corporations and other organizations. Our track record in delivering high-quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. This history of client retention allows us to showcase and strengthen our brand.

Quality and process execution: Our sophisticated processes, standards and quality frameworks allow us to continuously optimize service delivery of various engagements on key performance indicators like business value, productivity, quality and cycle-time.

High-quality talent: We have a strong ecosystem for employee attraction, career development, engagement and retention through a trusted partnership with our stakeholders. Competence development of our workforce has always been our key strategic focus area. We have a culture of performance and innovation in an open and collaborative environment.

Our strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors. In order to do this, we will apply the priorities of 'renew' and 'new' to our own business and cascade it to everything we do. These translate to the following strategic focus areas:

Build expansive, lasting relationships with our clients by delivering differentiated market offerings: Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We expand existing client relationships by providing them a broad set of end-to-end service offerings and increase the size, nature and number of projects we do with them.

We invest in building our own and acquiring proprietary software platforms targeted at addressing the strategic imperatives of our clients in various industries. The combination of our intellectual property and the services surrounding it generates unique value propositions for our clients.

Through our Zero Distance program, we help our clients innovate and derive more value. Zero Distance is the process of everyday innovation at Infosys whereby all employees are expected to innovate in their individual capacities and through their individual jobs. Zero Distance has a three-fold emphasis: to reduce the gap between us and the code we write, the gap between us and our clients and the gap between us and the ultimate end user.

We also invest in targeted business development and marketing to acquire new clients, and increase our presence in new geographies and market segments. We position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly cost-effective models: Our strategy is to leverage software-based automation and our Global Delivery Model to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We are embracing artificial intelligence-based automation techniques and software automation platforms to boost productivity of our projects. We are leveraging software process engineering and collaboration technologies to improve process productivity.

Our Global Delivery Model provides scale, quality, expertise and cost and time-to-market advantages to our client projects. The model enables us to perform work at the location where the best talent is available and where it makes most economic sense with the least amount of risk. Over the last 30 years, we have developed our distributed execution capabilities to deliver high-quality and scalable services. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones enabling us to reduce project delivery times.

Enhance our operational processes for agility: We periodically assess the effectiveness of our organization structure and processes to optimize them for alignment with our strategic objectives and agility. We continually evaluate critical cross-functional processes and benchmark them with best-in-class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters, such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and whether we are optimally realizing the efficiencies of scale.

Attract and retain a global, diverse, motivated and high-performing employee base: Our employees are our biggest assets. To meet the evolving needs of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We offer our employees challenging work assignments, benchmarked compensation and a collaborative, productive work environment. Our performance management system is objective and rewards performance. We invest substantially in employee engagement to motivate employees and encourage social communication and collaboration.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help them stay abreast of new developments in software technologies, spur innovation and build a lifelong career at Infosys.

We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Pursue strategic alliances and acquisitions: We leverage alliances that complement our core competencies. We partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients. We have also expanded the scope of our collaborations to encompass universities and research organizations.

We will deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

We have an innovation fund with an outlay of US $500 million to tap into innovation networks of early-stage companies and universities to gain access to new thinking and business models. Out of the total outlay, US $45 million has been invested as of March 31, 2017 and we have an uncalled capital commitment of US $18 million.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors arising in new technologies who are focused on agility, flexibility and innovation.

We typically compete with other technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology-based solutions to business problems and from firms incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are:

- The ability to keep pace with ever-changing technology and how they apply to customer requirements
- The ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs
- The ability to articulate and demonstrate long-term value to existing and potential customers
- The ability to attract and retain high-quality management, technology professionals, and sales personnel
- The ability to effectively integrate global execution capabilities to deliver high-quality, seamless, scalable, cost-effective services
- A strong and well-recognized brand
- A proven track record of performance excellence and customer satisfaction
- The financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

V Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our levels of profitability due to multiple reasons, including but not limited to, higher cost of doing business in certain key markets such as the U.S. on account of increased investments in onsite development centers
- The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the United States and the European Union, as well as on clients concentrated in certain industries. An economic slowdown or other factors that affect the economic health of the United States, the European Union or those industries, or any other impact on the growth of such industries, may affect our business.
- Currency fluctuations and declining interest rates may affect the results of our operations.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our pricing, which could reduce our share of business from clients and decrease our revenues.
- A large part of our revenues is dependant on our top clients and the loss of any one of our major clients could significantly impact our business.
- Our success depends in large part upon our management team and key personnel, and our ability to attract and retain them.
- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in the industries on which we focus.
- Disruption in services due to failure in communication network, system failures, virus attacks or breach of cyber security, could negatively impact our operations and ability to provide our services and solutions, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by the disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We may be the subject of litigation, which if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and man-made disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Negative media coverage and public scrutiny may divert the time and attention of our Board and Management and adversely affect the prices of our equity shares and ADSs.
- Actions of activist shareholders may adversely affect our ability to execute our strategic priorities, and could impact the trading value of our securities.
- An increase in anti-outsourcing sentiments in certain countries in which we operate, including the United States, the United Kingdom and Australia, may lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- Given that a large number of our employees in the United States, Europe and other jurisdictions are working on visas, any restrictions on immigration may affect our ability to compete for and provide services to clients in these jurisdictions, which could hamper our growth or cause our revenues to decline and impact profitability.
- New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India are limited and do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer-pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the Reserve Bank of India and / or the Government of India, and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the US dollar value of any dividends we declare may be negatively affected by fluctuations in the US dollar to Indian rupee exchange rate.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

- An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares, and may thereby suffer the dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buyback of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares. This may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on the distribution of profits, or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

VI Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation services enable us to attract and retain some of the best talent.

Human capital

Our employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As at March 31, 2017, the Group employed 2,00,364 employees, of which 1,88,665 were professionals involved in service delivery to the clients, including trainees. During fiscal 2017, we added 6,320 new hires, net of attrition. The key aspects of our HR practice include recruitment, training and development, and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India, and through the need-based hiring of project leaders and middle management across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2017, we received 12,93,877 employment applications, interviewed 1,05,674 applicants and extended offers of employment to 51,004 applicants. These statistics do not include our subsidiaries. The Group has recruited 6,320 new hires, net of attrition, during fiscal 2017.

Training and development

The competency development of our employees continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology-led training efforts in multiple areas.

As part of our Foundation Program, we enhanced some of the existing courses and introduced new courses on Infosys Learning Platform (ILP). ILP was launched in the previous year, and we started reaping benefits in the form of enhanced learning among our fresh hires.

Our continuous education programs emphasize enhancing the relevance and effectiveness of learning. This year we have enhanced hands-on based assessments, and many courses have been launched on ILP to our existing employees, which resulted in enhanced reach of our enablement programs across the organization. We also enhanced Digital Tutor which enables sharing of experiential knowledge in video format. All these changes were incorporated to create a unique experience for learners at Infosys.

Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to the Company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with the Company objectives and reward employee performance with ownership, the Company granted share-based benefits to high-performing executives and mid-level managers.

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance framework

Our corporate governance framework is guided by our core values – C-LIFE – and is based on the following principles:

Our value system – C-LIFE

Client value	Leadership by example	Integrity and transparency	Fairness and Excellence

Infosys Corporate Governance Framework

Foundational principles

In spirit and letter	Transparency	Stakeholder relationship	Corporate structure	Management as a trustee
Satisfy both the spirit of the law and the letter of the law	Ensure transparency and maintain a high level of disclosure	Communicate, externally and truthfully, about how the Company is run internally	Have a simple and transparent corporate structure driven solely by business needs	Management is the trustee of the shareholders' capital and not the owner

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of Infosys ('the Company'). We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board of Directors ('the Board') is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders. As on March 31, 2017, the Board comprised 10 members, of which eight members are independent directors. An independent director is nominated as the chairperson of each of the Board committees, namely audit, nomination and remuneration, stakeholders relationship, risk and strategy, finance and investment, and corporate social responsibility committees. On April 13, 2017, the Board constituted an additional committee of the Board, named committee of directors, which is also headed by an independent director.

Compliance with global guidelines and standards

We comply with global best practices in corporate governance. Starting with the landmark Cadbury Report in the U.K. in 1992, the enactment of the Sarbanes-Oxley Act, 2002, and Consumer Protection Act, we have been following and complying with the best practices of corporate governance over the years.

The Securities and Exchange Board of India (SEBI) has notified SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Listing Regulations') on September 2, 2015. The Listing Regulations have incorporated the principles for corporate governance in line with the Organisation for Economic Co-operation and Development (OECD) principles and provide broad principles for periodic disclosures by listed entities in line with the International Organization of Securities Commissions (IOSCO) principles.

We substantially comply with the Euroshareholders Corporate Governance Guidelines, 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact (UNGC) and the OECD principles.

Corporate governance guidelines

The Board has defined a set of corporate governance best practices and guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations as and when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives. The guidelines can be accessed from our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

A. Board composition

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive and independent directors to maintain its independence, and separate its functions of governance and management. Listing regulations mandate that for a company with a non-executive chairman, at least one-third of the Board should be independent directors. As on March 31, 2017, our Board comprised 10 members, two of whom were executive or whole-time directors, while the remaining eight members were independent directors, constituting 80% of the Board's strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations. Three out of 10 Board members or 30% of the Board are women. Six of our Board members (60%) are Indians, while four (40%) are foreign nationals. The Board periodically evaluates the need for change in its composition and size.


60%
40%
Indian
Foreign nationals


70%
30%
Men
Women


80%
20%
Independent directors
Executive and whole-time directors

The average tenure of members on our Board is 3.9 years as of March 31, 2017. The average tenure of executive directors (whole-time directors) is 3.0 years and that of independent directors is 4.1 years.

The average tenure of Board members in years as on March 31, 2017 was as follows:


4.1
3.9
3.0
Executive directors
Average tenure of the Board
Independent directors

Name	Original date of appointment	Tenure (in years) as on Mar 31, 2017
Prof. Jeffrey S. Lehman	Apr 14, 2006	11.0
R. Seshasayee	Jan 13, 2011	6.2
Ravi Venkatesan	Apr 15, 2011	6.0
Kiran Mazumdar-Shaw	Jan 10, 2014	3.2
U. B. Pravin Rao	Jan 10, 2014	3.2
Dr. Vishal Sikka	Jun 14, 2014	2.8
Prof. John W. Etchemendy	Dec 04, 2014	2.3
Roopa Kudva	Feb 04, 2015	2.2
Dr. Punita Kumar-Sinha	Jan 14, 2016	1.2
D. N. Prahlad	Oct 14, 2016	0.5

Chairmen of the Board

R. Seshasayee, an independent director, is the Chairman of the Board. Ravi Venkatesan, an independent director, is the Co-Chairman of the Board, with effect from April 13, 2017.

Responsibilities of the Chairmen, and the Chief Executive Officer and Managing Director

The Company has appointed R. Seshasayee as the non-executive Chairman of the Board ('the Chairman'), Ravi Venkatesan, Independent Director, as the Co-Chairman of the Board, and Dr. Vishal Sikka as the Chief Executive Officer and Managing Director (CEO & MD).

The responsibilities and authority of these officials are as follows:

The Chairman and Co-Chairman ('Chairmen') are the leaders of the Board. As Chairmen, they are responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairmen are primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman will preside over meetings of the Board and of the shareholders of the Company.

The Chairmen will take a lead role in managing the Board and facilitate effective communication among directors.

They are responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors in fulfilling their responsibilities. The Chairmen will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board's administrative activities, such as meetings, schedules, agenda, communication and documentation.

The Chairmen will actively work with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO & MD is responsible for corporate strategy, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets and acquisitions.

Role of the Board of Directors

The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic direction to the Company. As trustees, the Board has fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. The Board exercises its duties with care, skill and diligence and exercises independent judgment. It sets strategic goals and seeks accountability for their fulfillment. It also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.

Definition of independent directors

The Companies Act, 2013 and the Listing Regulations define an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel (KMP) of the Company or its subsidiaries. The laws also state that the person should not have a material pecuniary relationship or transactions with the Company or its subsidiaries, apart from receiving remuneration as an independent director. We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual, Sarbanes-Oxley Act and U.S. securities laws by virtue of our listing on the NYSE in the U.S.

Board membership criteria

The nomination and remuneration committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.

The age limit for a managing director / executive director is 60 years, while the age limit for an independent director is 70 years. A director's term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholders' approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors. The committee, based on defined criteria, makes recommendations to the Board on the induction of new directors.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Current executive directors and senior management provide an overview of our operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to our organization structure, our services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, and our major risks and risk management strategy. The details of the training program are available on our website at https://www.infosys.com/investors/corporate-governance.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US $5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Independent directors of the Board are familiarized through three kinds of engagements :

Deep dives and immersion sessions : Deep dives and immersion sessions are conducted by senior executives on their respective business units. The business unit can be an industry vertical or a service offering unit. Key aspects that are covered in these sessions include :

- Industry / market and technology trends
- Competition
- The Company's performance
- Strategic bets and their progress
- Future outlook

Strategy retreat : As part of our annual strategy planning process, we organize a strategy retreat with the Board of Directors to deliberate on various topics related to strategic alternatives, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs required to achieve the Company's long-term objectives. Cross-functional teams develop each strategic theme, and each team is mentored by one or more Board members. This serves the dual purpose of providing a platform for Board members to bring their expertise to the projects, while also providing an opportunity for them to understand detailed

aspects of execution and challenges relating to the specific theme. During this fiscal, the key themes discussed included service automation, software-enabled service offerings, design-led consulting, enablement of client-facing teams, cost optimization and capital allocation.

STRAP: Our annual strategy and planning event, STRAP, brings together the top leadership of the Company and the Board to discuss, debate and decide key aspects of strategy execution, especially as it relates to the next fiscal. This year, the event was held in the first week of March at the Company's leadership institute in Mysuru, India. Over two days, leadership teams presented their plans, debated the feasibility of actions and objectives, and set up operational goals for the next fiscal. During the event, members of the Board of Directors had the opportunity to interact with multiple levels of leadership, both formally and informally, through networking sessions.

The above are specific mechanisms through which members of the Board are familiarized with the Company culture and operations. Apart from these, there could be additional meetings or sessions on demand on specific topics. All directors attend the familiarization programs as these are scheduled to coincide with the Board meeting calendar to give them an opportunity to attend.

The details of the training programs attended by independent directors during fiscal 2017 are as follows:

in hours

Name of the director	Deep dives and immersion sessions				Strategy retreat and STRAP	Total
	Market trends – Consulting	Digital experience	Leadership mentoring session	Market trends – APAC, China		
R. Seshasayee	2	2	1.5	2	24	31.5
Prof. Jeffrey S. Lehman	2	2	–	2	15	21.0
Prof. John W. Etchemendy	2	2	–	2	15	21.0
Kiran Mazumdar-Shaw	2	2	–	2	24	30.0
D. N. Prahlad	2	2	–	2	24	30.0
Dr. Punita Kumar-Sinha	2	2	–	2	24	30.0
Ravi Venkatesan	2	2	1.5	2	24	31.5
Roopa Kudva	2	2	1.5	2	24	31.5
Total hours						226.5

Membership term

The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. The current law in India mandates the retirement of two-third of the non-independent directors (who are liable to retire by rotation) every year, and qualifies the retiring members for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through a peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators, based on which the independent directors, are evaluated include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis. For fiscal 2017, the Board review process was for the first time externally facilitated and conducted by Egon Zehnder (a leadership advisory firm on board matters). The process took the form of questionnaires followed by structured interviews with independent and executive directors. A group of senior members of the executive team were also interviewed by the representatives of Egon Zehnder.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan, and prepares contingency plans for succession in case of any exigencies.

Board and executive leadership compensation policy

In order to adapt to the changing business context and the highly competitive environment that we operate in, our executive compensation philosophy has evolved to reward long-term sustainable performance. Our Executive Compensation Policy moves away from a predominantly

cash-based compensation structure to a Total Rewards structure where a significant portion of the rewards is in the form of stock incentives. The details of executive leadership compensation is available at https://www.infosys.com/investors/reports-filings/Documents/statement-executives-compensation2017.pdf.

The nomination and remuneration committee determines and recommends to the Board the compensation payable to directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors comprises a fixed component and a variable component. The committee makes a periodic appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the committee and placed before the shareholders at the shareholders' meeting / postal ballot.

The executive directors of the Company are entitled to an annual / half-yearly variable pay, which is subject to the achievement of certain fiscal milestones by the Company, as determined by the Board. The Board may reserve the authority to set such milestones on a GAAP or non-GAAP basis.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

Remuneration to directors in fiscal 2017

in ₹ crore

Name of the director	Fixed salary			Bonus / incentives	Perquisites on account of stock options [1]	Commission	Total
	Base salary	Retiral benefits	Total fixed salary				
Whole-time directors							
Dr. Vishal Sikka [3][4][5]	6.71	0.28	6.99	[2] 5.33	[1] 3.69	–	16.01
U. B. Pravin Rao [6]	4.00	0.18	4.18	3.62	–	–	7.80
Independent directors							
R. Seshasayee	–	–	–	–	–	1.95	1.95
Ravi Venkatesan	–	–	–	–	–	1.04	1.04
Prof. Jeffrey S. Lehman	–	–	–	–	–	1.37	1.37
Prof. John W. Etchemendy	–	–	–	–	–	1.10	1.10
Kiran Mazumdar-Shaw	–	–	–	–	–	0.89	0.89
Roopa Kudva	–	–	–	–	–	1.00	1.00
Dr. Punita Kumar-Sinha	–	–	–	–	–	1.22	1.22
D. N. Prahlad [7]	–	–	–	–	–	0.36	0.36

Notes : The details in the above table are on accrual basis.

For details on the number of equity shares held by the directors, refer to *Annexure 6* to the Board's report

(1) Remuneration includes only the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. During fiscal 2017, the CEO exercised 34,062 restricted stock units (RSUs).

(2) Includes US$0.82 million (approximately ₹5.33 crore) as variable pay for fiscal 2017, as approved by the nomination and remuneration committee on April 13, 2017.

(3) For fiscal 2017, 1,20,700 time-based RSUs amounting to US$2 million (approximately ₹13.42 crore) have been granted on August 1, 2016. These RSUs were issued in equity shares represented by ADSs.

(4) The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017, comprising 1,32,483 RSUs amounting to US$1.9 million (approximately ₹12.91 crore) and 3,30,525 ESOPs amounting to US$0.96 million (approximately ₹6.46 crore). These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

(5) The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017 the annual time-based vesting grant for fiscal 2018, comprising 1,37,741 RSUs amounting to US$2 million (approximately ₹12.97 crore). These RSUs will be granted w.e.f. May 2, 2017.

(6) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U. B. Pravin Rao, COO and Whole-time Director, w.e.f. November 1, 2016. Based on the fiscal 2016 performance, the nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U. B. Pravin Rao, COO, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

(7) For the period October 14, 2016 to March 31, 2017

Employment agreements with Executive directors

Dr. Vishal Sikka, Chief Executive Officer and Managing Director

The shareholders had approved the remuneration to Dr. Vishal Sikka vide a postal ballot concluded on March 31, 2016. Based on the shareholders' approval, the Company had entered into an executive employment agreement effective April 1, 2016. The executive agreement can be accessed at https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2017.pdf

The key details of the agreement are as follows :

- Base pay : An annual base salary of US$1,000,000, to be paid in accordance with the Company's normal practices and subject to withholding taxes
- Variable pay : Annual performance-based variable pay at a target level of US$3,000,000 less applicable tax and subject

to the Company's achievement of fiscal performance targets set by the Board, as described in the postal ballot

- Stock compensation : Eligible to receive an annual grant of (i) US $2,000,000 of fair value in RSUs which will vest over time ('time-based RSUs'), subject to continued service and (ii) US $5,000,000 in performance-based equity and stock options, upon the achievement of certain performance targets as described in the postal ballot
- Employee benefits and paid vacation : As applicable to other whole-time directors of the Company
- Minimum and maximum remuneration : Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to US $3,000,000 annually, consisting of US $1,000,000 of base salary and US $2,000,000 of time-based RSUs. If Dr. Sikka's performance targets are exceeded, the performance-based payments for variable components of his compensation (variable pay and performance equity) will be capped at 150% of the target compensation for such variable components.

The Company and Dr. Sikka are to provide each other with 90 days' notice of termination as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment.

a. In case of termination for other than Cause, Death, Disability or resignation for Good Reason, he shall receive :
   - Continuing payments of severance pay at a rate equal to his base pay rate, as then in effect, for a period of twenty-four (24) months and 24 times the liquidated payout paid in equal installments in accordance with the Company's payroll practices over a period of 24 months. The severance will be paid, less applicable withholdings, in installments over the severance period with the first payment to commence on the 61st day following his termination of employment (and include any severance payments that otherwise would have been paid within 60 days following termination date), with any remaining payments paid in accordance with the Company's normal payroll practices for the remainder of the severance period following termination of employment.
   - If he elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ('COBRA'), within the time period prescribed pursuant to COBRA for Executive and Executive's eligible dependents, then the Company will reimburse him for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to his termination) until the earlier of (A) a period of 18 months from date of termination or (B) the date upon which he and / or his eligible dependents are no longer eligible for COBRA continuation coverage. The reimbursements will be made by the Company to him consistent with the Company's normal expense reimbursement policy. Notwithstanding the first sentence, if the Company determines, in its sole discretion, that it cannot provide the foregoing benefit without potentially violating, or being subject to an excise tax under applicable law, the Company will, in lieu thereof, provide him a taxable monthly payment, payable on the last day of a given month (except as provided by the following sentence), in an amount equal to the monthly COBRA premium that he would be required to pay to continue the group health coverage for himself and / or his eligible dependents in effect on the termination of employment date (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether he and / or his eligible dependents elect COBRA continuation coverage and will commence on the month following Executive's termination of employment and will end on the earlier of (a) the date he becomes eligible for similar health and dental benefits pursuant to a benefit plan of a subsequent employer, or (b) the date the Company has paid an amount equal to 18 payments. Any such taxable monthly payments that otherwise would have been paid to him within the 60 days following his termination date instead will be paid on the 61st day following his termination of employment, with any remaining payments paid as provided in the prior sentence. For the avoidance of doubt, the taxable payments, in lieu of COBRA reimbursements, may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings.
   - Accelerated vesting of each of his then-outstanding equity grants (including RSUs and options). Provided however, if the equity grant has a performance requirement at the time of termination other than continued service, acceleration will be at 100% of the target number of shares subject to the grant. Any accelerated RSU grants will be settled on the 61st day following his termination of employment and any accelerated option grants must be exercised in accordance with the terms of the agreement evidencing the grant.

b. In case of termination for Cause or resignation without Good Reason, then (i) all vesting will terminate immediately with respect to his outstanding RSUs, options or other equity awards and all awards will terminate in accordance with the terms thereof, (ii) all payments of compensation by the Company to him will terminate immediately (except as to amounts already earned), and (iii) he will only be eligible for severance benefits in accordance with the Company's established policies, if any, as then in effect.

c. In the event of termination of his employment with the Company, the above-mentioned provisions are intended to be and are exclusive and in lieu of any other rights or remedies to which he or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or as per the Agreement. He will be entitled to no severance or other benefits upon termination of employment with respect to acceleration of award vesting or severance pay other than those benefits expressly set forth.

The details of severance pay and the conditions under which it is payable is described in detail in the executive employment agreement.

U. B. Pravin Rao, Chief Operating Officer and Whole-time Director

The shareholders had approved the remuneration to U. B. Pravin Rao vide a postal ballot concluded on March 31, 2017. Based on the shareholders' approval, the Company had entered in to the executive employment agreement effective November 1, 2016. The executive employment agreement can be accessed at https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2017.pdf.

The key details of the agreement are as follows.

- Fixed salary : Annual fixed salary of ₹4,62,50,000 (comprising primarily basic salary, house rent allowance, medical allowance, leave travel allowances, superannuation allowance, statutory bonus, ex-gratia, personal allowance and others) to be paid periodically in accordance with the Company's normal payroll practices and subject to tax withholding.
- Variable pay : Annual variable compensation of ₹3,87,50,000 at 100% payout (capped at maximum of 120%) on the achievement of annual targets set by the Board or by the committee less applicable tax withholdings to be paid, and payable at such intervals as may be decided by the Board or the committee from time to time.
- Performance-based stock compensation : Based on fiscal 2016 performance, stock compensation of ₹4,00,00,000 by way of 27,250 RSUs and 43,000 stock options (based on Black-Scholes valuation) under the 2015 Stock Incentive Compensation Plan. The RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant under the 2015 Stock Incentive Compensation Plan. Stock compensation for periods beyond fiscal 2016 will be granted on achievement of performance conditions, decided by the Board or the committee each year. Such stock compensation shall not exceed ₹5,00,00,000 per annum.
- Employee benefits : During the term of his employment, U. B. Pravin Rao will be entitled to participate in the employee benefit plans of the Company, including personal accident insurance, club membership fees, use of Company-provided chauffeur and security services, contribution to retirement benefits such as provident fund, superannuation fund, gratuity, etc. In addition, U. B. Pravin Rao will be entitled to receive severance compensation amounting to nine months' fixed salary should his employment be terminated without cause.
- Vacation : U. B. Pravin Rao will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its whole-time directors.
- Expenses : The Company will reimburse U. B. Pravin Rao for, or pay for, actual and reasonable travel, entertainment, security, or other expenses incurred by him pursuant to or in connection with the performance of his duties.
- Minimum remuneration : Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2017, during the tenure of U. B. Pravin Rao as a Whole-time Director of the Company, the Company shall pay to U. B. Pravin Rao an aggregate remuneration not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or any other applicable for the time being in force.

The Company agreed with Pravin Rao, in case of termination without Cause by the Company, Pravin Rao shall receive accrued obligations, severance benefits and severance compensation, as defined in the employment contract. Accrued obligations is the sum of unpaid benefits as of the date of termination, comprising accrued salary, accrued benefits and accrued expenses. Severance benefits consist of bonus and options. For bonus, it includes payment of bonus earned for the prevailing bonus cycle till the date of termination and for options, it includes any outstanding equity awards as governed by the terms of the plan, agreements evidencing the awards and the plans under which the awards were granted. Severance compensation is a lump sum cash amount (less all applicable withholdings) equal to nine months of his fixed salary then in effect, subject to the execution of a waiver and release agreement in a form acceptable to the Company that shall be received on the 60th day following the date of termination.

In case of termination for Cause – he shall be entitled to accrued obligations, and the Company shall have no obligation to provide any of the severance benefits or severance compensation.

The details of severance pay and the conditions under which it is payable is described in detail in the executive employment agreement.

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer.

Non-executive / independent directors' remuneration

Shareholders, at the 34th Annual General Meeting (AGM) held on June 22, 2015, approved a sum not exceeding 1% of the net profits of the Company per annum calculated in accordance with the provisions of Section 198 of the Act, to be paid and distributed among some or all of the directors of the Company (other than the Managing Director and whole-time directors) in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

We have paid ₹8.93 crore to our independent directors for the year ended March 31, 2017. The aggregate amount was arrived at using the following criteria:

Particulars	in ₹ crore	in US $
Fixed Board fee	0.49	75,000
Board attendance fee [1]	0.16	25,000
Non-executive chairman fee	0.97	150,000
Chairperson – audit committee	0.19	30,000
Members – audit committee	0.13	20,000
Chairperson – other committees	0.13	20,000
Members – other committees	0.06	10,000
Travel fee (per meeting) [2]	0.06	10,000
Incidental fees (per meeting) [3]	0.01	1,000

Notes: 1 US$ = ₹64.85 as on March 31, 2017

[1] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend the four quarterly Board meetings and the AGM.

[2] For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

[3] For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

An executive director may, with the prior consent of the Chairman of the Board, serve on the Board of two other business entities, provided that such business entities are not in direct competition with our operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to benefit society. Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices.

The composition of the Board, and directorships held, as on March 31, 2017 are as follows:

Name of the director	Designation	Age	India-listed companies [1]	All companies around the world [2]	Committee memberships [3]	Chairperson of committees [3]
Whole-time directors						
Dr. Vishal Sikka	Chief Executive Officer and Managing Director	49	–	2	–	–
U. B. Pravin Rao	Chief Operating Officer and Whole-time Director	55	–	3	1	–
Independent directors						
R. Seshasayee	Chairman of the Board	68	2	6	2	–
Ravi Venkatesan [4]	Co-Chairman and Independent Director	54	1	2	2	–
Prof. Jeffrey S. Lehman	Independent Director	60	–	3	1	1
Prof. John W. Etchemendy	Independent Director	64	–	1	1	–
Kiran Mazumdar-Shaw	Independent Director	64	4	16	–	–
D. N. Prahlad	Independent Director	61	–	7	1	1
Dr. Punita Kumar-Sinha	Independent Director	54	5	11	4	2
Roopa Kudva	Independent Director	53	–	3	–	1

Notes: There are no *inter-se* relationships between our Board members.

[1] Excluding directorship in Infosys Limited and its subsidiaries

[2] Directorship in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries

[3] As required by Regulation 26 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted).

[4] Appointed as Co-Chairman of the Board effective April 13, 2017

B. Board meetings

Scheduling and selection of agenda items for Board meetings

The dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The non-executive Chairman of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. Hence, we use video / teleconferencing facilities

to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. The Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us. Eight Board meetings were held during the year ended March 31, 2017. These were held on April 15, 2016; June 18, 2016; July 15, 2016; October 14, 2016; December 5, 2016; January 13, 2017; February 23, 2017; and March 9, 2017.

Attendance of directors during fiscal 2017

Board meeting

Name of the director	AGM held on June 18, 2016	Board meeting number								Held during tenure	Attended	% of attendance
		1	2	3	4	5	6	7	8			
R. Seshasayee	Attended	Attended	Attended	Attended	Attended	Attended	Attended	VC	Attended	8	8	100
Dr. Vishal Sikka	Attended	Attended	Attended	Attended	Attended	VC	Attended	VC	Attended	8	8	100
U. B. Pravin Rao	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	8	8	100
Prof. Jeffrey S. Lehman	Attended	Attended	Attended	Attended	Attended	VC	Attended	Audio conference	VC	8	7	88
Prof. John W. Etchemendy	Attended	VC	Attended	Leave of absence	Attended	VC	Attended	VC	VC	8	7	88
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Leave of absence	Attended	8	7	88
D. N. Prahlad (1)	NA	NA	NA	NA	Attended	Attended	Attended	Attended	Attended	5	5	100
Dr. Punita Kumar-Sinha	Attended	Attended	Attended	Attended	Attended	VC	Attended	VC	Attended	8	8	100
Ravi Venkatesan	Attended	Attended	Attended	Attended	Attended	Attended	Attended	VC	Attended	8	8	100
Roopa Kudva	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Leave of absence	Attended	8	7	88

VC: Attended through VC; Leave of absence; Audio conference: Attended through audio conference (not counted for quorum and for calculating % of attendance)

(1) Appointed as director effective October 14, 2016

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval periodically. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meeting. Deep dive and immersion sessions are conducted by senior executives in their respective business units. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Meeting of independent directors

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management.

Even before the Companies Act, 2013 came into effect, our Board's policy mandated quarterly meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives, except for those disclosed in the *Board's report*. Detailed information on materially significant related party transactions is enclosed as *Annexure 2* to the Board's report.

C. Board committees

Currently, the Board has seven committees : audit committee, corporate social responsibility (CSR) committee, nomination and remuneration committee, risk and strategy committee, stakeholders relationship committee, finance and investment committee and committee of directors. The committee of directors was constituted effective April 13, 2017, with R. Seshasayee as the Chairperson and Ravi Venkatesan and D. N. Prahlad as members. All committees except the CSR committee consist entirely of independent directors.

Board and committee composition as on March 31, 2017							
Name	Board	Audit committee	Corporate social responsibility committee	Nomination and remuneration committee	Risk and strategy committee	Stakeholders relationship committee	Finance and investment committee
R. Seshasayee	Chairperson	Member	Chairperson	Member			
Dr. Vishal Sikka	Member		Member				
U. B. Pravin Rao	Member						
Prof. Jeffrey S. Lehman	Member	Member		Chairperson		Chairperson	
Prof. John W. Etchemendy	Member			Member	Member	Member	Member
Kiran Mazumdar-Shaw	Member		Member	Member	Member		Member
D. N. Prahlad	Member			Member	Member	Member	
Dr. Punita Kumar-Sinha	Member				Member		Chairperson
Ravi Venkatesan	Member	Member			Chairperson	Member	Member
Roopa Kudva	Member	Chairperson			Member		Member

Chairperson Member

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The non-executive chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the entire Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is higher of two members or one-third of the total number of members of the committee.

1. Audit committee

Our audit committee comprised four independent directors as on March 31, 2017 :

- Roopa Kudva, *Chairperson and Financial Expert*
- Prof. Jeffrey S. Lehman
- Ravi Venkatesan
- R. Seshasayee

There has been no change in the composition of the committee during the year. The Company Secretary acts as the secretary to the audit committee.

The primary objective of the audit committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The audit committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the New York Stock Exchange (NYSE), Euronext Paris, and the Euronext London stock exchanges. In India, Regulation 18 of the Listing Regulations and in the U.S., the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. This recommendation has also been adopted by the NYSE. The audit committee charter containing exhaustive terms of reference is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The Board accepted all recommendations made by the audit committee during the year.

Audit committee attendance

The audit committee held four meetings during the year ended March 31, 2017. These were held on April 14, 2016, July 14, 2016, October 13, 2016 and January 12, 2017. The committee also held several meetings throughout the year over telephone calls for timely resolution of issues. The attendance details of the audit committee meetings are as follows :

Audit committee meeting							
Name of the director	Committee meeting number				Held during tenure	Attended	% of attendance
	1	2	3	4			
Roopa Kudva	Attended	Attended	Attended	Attended	4	4	100
Prof. Jeffrey S. Lehman	Attended	Attended	Attended	Attended	4	4	100
Ravi Venkatesan	Attended	Attended	Attended	Attended	4	4	100
R. Seshasayee	Attended	Attended	Attended	Attended	4	4	100

Attended through VC Leave of absence

Audit committee report for the year ended March 31, 2017

The audit committee is guided by the charter adopted by the Board that is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on July 15, 2016 to keep it relevant to the current composition and functions of the committee.

The audit committee helps the Board monitor the Management's financial reporting process, and ensure that the disclosures are not only accurate and timely, but follow the highest levels of transparency, integrity and quality of financial reporting. The committee also oversees the work of the internal and the independent auditors, and reviews the processes and safeguards employed by them. The audit committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. It recommends to the Board the remuneration and terms of appointment of the internal, secretarial and independent auditors. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors. In addition, the committee reviews the policies, processes and controls relating to the valuation of undertakings or assets of the Company that are carried out as and when required.

The committee is comprised solely of independent directors and fulfills the requirements of audit committee charter, as well as Section 149 of the Companies Act, 2013, Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, and NYSE guidelines. The committee complies with the SEBI Listing Regulations, NYSE, Euronext London and Euronext Paris exchange rules relating to its composition, independence of its members, disclosures relating to non-independent members, financial expertise of members and the audit committee charter.

To carry out its responsibilities efficiently and transparently, the committee relies on the Management's financial expertise, and that of the internal and the independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles, and for issuing a report based on the audit.

The audit committee met four times and also held several meetings throughout the year over telephone calls for timely resolution of issues during fiscal 2017. The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder, and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the committee. The committee held discussions with the auditors (whenever necessary, without any member of the Management being present) regarding the Company's audited financial statements, including the auditors' judgment about the quality and applicability of the accounting principles, the reasonableness of significant judgment and the adequacy of disclosures in the financial statements.

The committee also discussed with the auditors the matters required by Statement on Auditing Standards 1301 as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200.

Besides discussing the overall scope and plan for the internal audit, and requirements of SEC, SEBI and other regulatory bodies, the committee also reviewed with the independent auditors the adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs. As part of continuous improvements, revisions to the Insider Trading Policy, Corporate Policy Statement on Investor Relations, Policy for determining the materiality of disclosures, Code of Conduct and Ethics and Whistleblower Policy were recommended to the Board and were duly approved. The committee also reviewed the other financial policies of the Company, including the Treasury Policy, covering instruments and foreign currency hedges.

With the auditors, the committee, on a periodic basis, reviewed the process adopted by the Management on impairment of assets including financial assets, goodwill and intangibles.

The committee granted omnibus approval for the related party transactions proposed to be entered into by the Company during fiscal 2017. On a periodic basis, the committee reviewed and approved related party transactions. The committee monitored and reviewed investigations of the whistleblower complaints received during the year.

During the year, the committee, upon recommendations from the nomination and remuneration committee, nominated certain employees of the Company as key managerial personnel under Ind AS 24, *Related Party Disclosures*.

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the committee has recommended the following to the Board :

- The audited financial statements prepared in accordance with Ind AS of Infosys Limited for the year ended March 31, 2017 be accepted by the Board as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements prepared in accordance with Ind AS of Infosys Limited and its subsidiaries for the year ended March 31, 2017 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in Indian rupee in accordance with IFRS of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2017 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in US dollar in accordance with IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2017, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission (SEC).

- The appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366 W/W 100018) ('Deloitte') as the statutory auditors of the Company, in accordance with Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder. Deloitte will hold office for a period of five consecutive years from the conclusion of the 36th AGM of the Company scheduled to be held in 2017 till the conclusion of the 41st AGM to be held in 2022, subject to the approval of the shareholders of the Company. The first year of audit will be of the financial statements for the year ending March 31, 2018 which will include audit of the quarterly financial statements for the year. To align with the above, the Board of Directors of the Company also approved the appointment of Deloitte as the independent registered public accounting firm of the Company, effective year ending March 31, 2018. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company to be included in the Company's Annual Report on Form 20-F filed with the SEC. KPMG will continue as the Company's independent registered public accounting firm through the completion of the audit for the year ending March 31, 2017 and for the purpose of filing such audited financial statements in the Form 20-F for the year ending March 31, 2017.
- The appointment of Ernst & Young as the internal auditors of the Company for the year ended March 31, 2018, to review various operations of the Company. The committee has issued a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as secretarial auditor for the year ending March 31, 2018 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.

Relying on its review and the discussions with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS, and that there is no material discrepancy or weakness in the Company's internal control over financial reporting.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

	Sd/-
Bengaluru April 12, 2017	Roopa Kudva *Chairperson*

2. Corporate social responsibility (CSR) committee

Our CSR committee comprises two independent directors and the CEO & MD as members as on March 31, 2017 :

- R. Seshasayee, *Chairperson*
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

There has been no change in the composition of the committee during the year.

While aiming to generate maximum profit for our shareholders through the year, we also focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

The CSR committee was set up to formulate and monitor the CSR policy of the Company. The CSR committee adopted a policy that outlines the Company's objective of catalyzing economic development that positively improves the quality of life for the society, and aims to be a responsible corporate citizen and create positive impact through its activities on the environment, communities and stakeholders.

The CSR committee is also responsible for overseeing the activities / functioning of the Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundation, in turn, guides the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR committee charter and the CSR policy of the Company are available on our website, at http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

CSR committee attendance

The committee held four meetings during the year ended March 31, 2017. These were held on April 14, 2016, July 15, 2016, October 13, 2016 and January 12, 2017. The attendance details of the committee meetings are as follows :

CSR committee meeting							
Name of the director	Committee meeting number				Held during tenure	Attended	% of attendance
	1	2	3	4			
R. Seshasayee					4	4	100
Kiran Mazumdar-Shaw					4	4	100
Dr. Vishal Sikka					4	4	100

Attended through VC Leave of absence

CSR committee report for the year ended March 31, 2017

The CSR report, as required under the Companies Act, 2013 for the year ended March 31, 2017 is attached as *Annexure 7* to the *Board's report*.

3. Nomination and remuneration committee

Our nomination and remuneration committee comprised five independent directors as on March 31, 2017:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- D. N. Prahlad
- R. Seshasayee

D. N. Prahlad was appointed as a member of the nomination and remuneration committee effective January 13, 2017.

The purpose of the committee is to screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors, consistent with criteria approved by the Board, and to recommend, for approval by the Board, nominees for election at the AGM. It also designs, benchmarks and continuously reviews the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals. The committee also reviews and approves senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The nomination and remuneration committee annually reviews and approves for the CEO & MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

It reviews and discusses all matters pertaining to candidates and evaluates the candidates. The nomination and remuneration committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a periodic basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The nomination and remuneration committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The nomination and remuneration committee charter and policy are available on our website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

Nomination and remuneration committee attendance

The committee held six meetings during the year ended March 31, 2017. These were held on April 14, 2016, July 14, 2016, October 13, 2016, December 21, 2016, January 13, 2017 and February 23, 2017. The attendance details of the committee meetings are as follows:

Nomination and remuneration committee meeting

Name of the director	Committee meeting number						Held during tenure	Attended	% of attendance
	1	2	3	4	5	6			
Prof. Jeffrey S. Lehman	Attended	Attended	Attended	Attended through VC	Attended	Audio conference	6	5	83
Prof. John W. Etchemendy	Attended through VC	Leave of absence	Attended	Attended through VC	Attended	Attended through VC	6	5	83
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	Attended	Leave of absence	6	5	83
D. N. Prahlad [1]					Leave of absence	Attended	2	1	50
R. Seshasayee	Attended	Attended	Attended	Attended	Attended	Attended through VC	6	6	100

Attended through VC | Leave of absence | Attended through audio conference (not counted for quorum and for calculating % of attendance)

[1] Appointed as member of the committee w.e.f. January 13, 2017

Nomination and remuneration committee report for the year ended March 31, 2017

The committee oversees key processes through which the Company recruits new members to its Board, and also the processes through which the Company recruits, motivates and retains outstanding senior management and oversees the Company's overall approach to human resources management.

During the year, the committee nominated D. N. Prahlad as an independent director to the Board. D. N. Prahlad is the founder and former CEO of Surya Software Systems Private Limited, Bengaluru. Surya focusses on products for financial risk management of financial institutions in general and banks in particular. He is on the advisory board of the Computer Science and Automation Department of the Indian Institute of Science, Bengaluru. He served as an adjunct faculty member at the Indian Institute of Information Technology, Bengaluru, in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company that uses nano-technology for diagnostic measurements related to diabetes.

Prahlad is a B.Sc. with honours in Mathematics from Bangalore University and B.E. (Electrical technology and Electronics) from the Indian Institute of Science, Bengaluru.

Prior to founding Surya, he played a key role in the rapid growth of Infosys Technologies, being associated with Infosys

from its formative years. He brings with him a high level of experience of working with multiple Fortune 50 clients, creation of new services, products and strategies.

During the year, the committee proposed that the Board approve a revision of compensation of U. B. Pravin Rao based on his performance in fiscal 2016 and independent compensation benchmarks. The revised compensation reflects the Company's philosophy of aligning senior management compensation to shareholders' interests by increasing the variable component as a percentage of total compensation.

During the year, no independent directors were liable to retire by rotation and none will retire at the ensuing AGM. Following the provisions of the Companies Act, 2013, U. B. Pravin Rao will retire at the ensuing AGM. The committee considered his performance and recommended that shareholders approve the necessary resolutions for the reappointment of U. B. Pravin Rao.

During the year, the committee recommended to the Board to include certain employees of the Company as key managerial personnel. Stock incentive grants were approved and granted to approximately 8,300 employees during the year.

During the year, the committee undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel. Substantial focus was placed on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees.

During the year, the committee received reports from the Company concerning efforts to ensure the safety, security and overall wellbeing of employees.

During the year, the committee, under the guidance of the Board, engaged a third-party board evaluation facilitator to formulate the criteria and framework for the performance evaluation of every director on the Board, including the executive and independent directors. The committee also identified ongoing training and education programs to ensure that the non-executive directors are provided with adequate information regarding the business, the industry, and their legal responsibilities and duties.

Sd/-

Bengaluru April 12, 2017	Prof. Jeffrey S. Lehman *Chairperson*

4. Risk and strategy committee

Our risk and strategy committee comprised six independent directors as on March 31, 2017:

- Ravi Venkatesan, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- D. N. Prahlad
- Dr. Punita Kumar-Sinha
- Roopa Kudva

Dr. Punita Kumar-Sinha and D. N. Prahlad were appointed as members of the risk and strategy committee effective April 15, 2016 and March 9, 2017 respectively. R. Seshasayee ceased to be a member effective April 15, 2016.

The purpose of the risk and strategy committee is to assist the Board in fulfilling its responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk and strategy committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

The risk and strategy committee charter is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf. Further, the risk and strategy framework of the Company is part of the *Risk Management Report* section of the Annual Report.

Risk and strategy committee attendance

The risk and strategy committee held four meetings during the year ended March 31, 2017. These were held on April 14, 2016, July 14, 2016, October 13, 2016, and January 12, 2017. The attendance details of the risk and strategy committee meetings are as follows:

Risk and strategy committee meeting

Name of the director	Committee meeting number				Held during tenure	Attended	% of attendance
	1	2	3	4			
Ravi Venkatesan	Attended	Attended	Attended	Attended	4	4	100
Prof. John W. Etchemendy	Leave of absence	Leave of absence	Attended	Attended	4	2	50
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	4	4	100
D. N. Prahlad [1]					NA	NA	
Dr. Punita Kumar-Sinha [2]		Attended	Attended	Attended	3	3	100
Roopa Kudva	Attended	Attended	Attended	Attended	4	4	100
R. Seshasayee [3]	Attended				1	1	100

Leave of absence

[1] Appointed as a member w.e.f. March 9, 2017 [2] Appointed as a member w.e.f. April 15, 2016 [3] Ceased to be a member w.e.f. April 15, 2016

Risk and strategy committee report for the year ended March 31, 2017

The committee reviewed the Company's progress on strategy execution, its risk management practices and activities on a quarterly basis. This included a review of strategic programs for the achievement of short and long-term business objectives covering growth, profitability, business model, talent, leadership and operational excellence. The committee reviewed the top strategic, operational and compliance risks associated with achieving these business objectives, and the actions taken to address these risks. The committee performed these reviews using the Company's strategy and enterprise risk management framework, the corporate strategy execution scorecard and trend lines of top risks.

In accordance with the scheduled annual calendar, the committee reviewed strategy and risk management in the areas of momentum of new services, automation, acquisition synergy realizations, cyber-security and network penetration, critical risk projects, leadership development, talent model, shareholder activism, Foreign Corrupt Practices Act (FCPA) and immigration regulation risk. The members of the committee conducted deep dive exercises in the areas of quality, talent, cyber-security, subsidiary performance and automation.

Further, the committee reviewed the Company's enterprise risk management framework, findings from the risk survey, trend lines of top risks in terms of impact, likelihood of occurrence, potential exposure and progress of mitigation actions. The committee shared regular updates with the Board regarding all aspects of strategy and risk management. While acknowledging the competitive and dynamic nature of the business environment, and based on the information made available to it, the committee believes that the Infosys risk framework, along with risk assessment, monitoring, mitigation and reporting practices, is adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk and strategy committee charter.

Sd/-

Bengaluru
April 12, 2017

Ravi Venkatesan
Chairperson

5. Stakeholders relationship committee

The stakeholders relationship committee has the mandate to review and redress stakeholder grievances.

Our stakeholders relationship committee comprised four independent directors as on March 31, 2017 :

- Prof. Jeffrey S. Lehman, *Chairperson*
- Prof. John W. Etchemendy
- D. N. Prahlad
- Ravi Venkatesan

D. N. Prahlad was appointed as a member of the committee effective January 13, 2017.

The Board has appointed A. G. S. Manikantha, Company Secretary, as the Compliance Officer for the Listing Regulations with effect from December 1, 2015.

Stakeholders relationship committee attendance

The stakeholders relationship committee held four meetings during the year ended March 31, 2017. These were held on April 14, 2016, July 14, 2016, October 13, 2016 and January 12, 2017. The attendance details of the stakeholders relationship committee meetings are as follows :

Stakeholders relationship committee meeting							
Name of the director	Committee meeting number				Held during tenure	Attended	% of attendance
	1	2	3	4			
Prof. Jeffrey S. Lehman	●	●	●	●	4	4	100
Prof. John W. Etchemendy	○	○	●	●	4	2	50
D. N. Prahlad [(1)]					NA	NA	
Ravi Venkatesan	●	●	●	●	4	4	100

○ Leave of absence

[(1)] Appointed as a member w.e.f. January 13, 2017

Stakeholders relationship committee report for the year ended March 31, 2017

The committee adopted its charter at its meeting held on January 12, 2017. The purpose of the committee is to assist the Board and the Company in maintaining healthy relationships with all stakeholders. The committee oversees the mechanisms for redressing grievances and complaints from stakeholders including shareholders, debenture holders, other security holders, vendors, customers, employees and others. Such mechanisms include the whistleblower mechanism, the Internal Committee, Hearing Employees and Resolving (HEAR), and the Grievance Redressal Board (GRB).

The committee receives reports from designated personnel for each of the above mechanisms and reviews the unresolved issues on a periodical basis. It has the authority to make recommendations to resolve any unresolved issues.

The committee reviews complaints related to transfer of shares, non-receipt of annual report and non-receipt of declared dividends. It also approves the issue of duplicate certificates and new certificates on split / consolidation / renewal etc., and approves transfer / transmission, dematerialization and rematerialization of equity shares in a timely manner. It oversees the performance of the registrar and share transfer agents, and recommends measures for overall improvement in the quality of investor services. It also reviews the Company's attention to the environmental, health and safety interests of stakeholders.

The committee has the authority to consult with other committees of the Board, obtain advice and assistance from internal or external legal, accounting or other advisors.

The charter of the committee as adopted by the Board is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf.

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The details of the complaints resolved during the fiscal ended March 31, 2017 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend / Annual Report related	576	576	Nil

It has also been noted that the shareholding in dematerialized mode as on March 31, 2017 was 99.81% (99.79% as of March 31, 2016).

Sd/-

Bengaluru
April 13, 2017

Prof. Jeffrey S. Lehman
Chairperson

6. Finance and investment committee

The Board constituted the finance and investment committee to assist it in overseeing acquisitions and investments made by the Company and provide oversight on key investment policies of the Company.

The finance and investment committee comprises independent members of the Board and has a minimum of three members. The charter states that the chairperson, in consultation with other committee members, would set the agenda for, and preside at, the meetings. A quorum for the transaction of business at any meeting of the finance and investment committee comprises a majority of committee members, and decision is made by a majority of those present at the meeting. The charter of the committee is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/finance-investment-committee-charter.pdf.

The finance and investment committee comprised five independent directors as on March 31, 2017:

- Dr. Punita Kumar-Sinha, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- Ravi Venkatesan
- Roopa Kudva

Dr. Punita Kumar-Sinha was appointed as a member of the committee effective April 15, 2016 and was named the chairperson from January 13, 2017. Roopa Kudva ceased to be the chairperson from January 13, 2017 and continued as a member of the committee.

Finance and investment committee attendance

The finance and investment committee held four meetings during the fiscal ended March 31, 2017. The meetings were held on April 14, 2016, July 14, 2016, October 13, 2016 and January 12, 2017. The attendance details of the finance and investment committee meetings are as follows:

Finance and investment committee

Name of the director	Committee meeting number				Held during tenure	Attended	% of attendance
	1	2	3	4			
Dr. Punita Kumar-Sinha [(1)]		Attended	Attended	Attended	3	3	100
Prof. John W. Etchemendy	Attended through VC	Leave of absence	Attended	Attended	4	3	75
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	4	4	100
Ravi Venkatesan	Attended	Attended	Attended	Attended	4	4	100
Roopa Kudva [(2)]	Attended	Attended	Attended	Attended	4	4	100

Attended through VC | Leave of absence

(1) Appointed as a member of the committee w.e.f. April 15, 2016 and Chairperson of the committee effective January 13, 2017.

(2) Ceased to be Chairperson and continued as a member from January 13, 2017.

Finance and investment committee report for the year ended March 31, 2017

During the year, the committee discussed, reviewed and approved the overall acquisition and investment strategy of the Company in terms of business objectives, overall fund allocation and focus areas for investments and acquisitions. The committee was updated on the mergers and acquisitions that were in the pipeline, the evaluation framework for mergers and acquisitions, post-merger integration, risk mitigation, strategic benefits and financial returns. The committee also considered and approved the proposals for acquisitions and investments up to a certain threshold as approved by the Board.

Furthermore, the committee was briefed about the strategic progress of the Infosys Innovation Fund. The committee approved the Infosys Innovation Fund's agenda of helping startups by providing early-stage capital, product validation, customer introductions and joint go-to-market scale. The committee reviewed the field engagement status, pipeline and the current returns of the Innovation Fund. The treasury policy was also discussed and approved.

The committee took stock of its overall effectiveness and updated the Board on the deliberations and decisions made during the year.

The committee had direct access and open communications with the senior leaders of the Company.

	Sd/-
Bengaluru April 12, 2017	Dr. Punita Kumar-Sinha *Chairperson*

7. Committee of directors

The Board constituted a committee of directors to support and advise the Management in executing the Company's strategy. The committee was constituted effective April 13, 2017.

The committee of directors comprised three independent directors:

- R. Seshasayee, *Chairperson*
- D. N. Prahlad
- Ravi Venkatesan

D. Management review and responsibility

Formal evaluation of officers

The nomination and remuneration committee of the Board approves the compensation and benefits for all executive Board members. A committee headed by our CEO & MD reviews, evaluates and decides the annual compensation of senior executives.

Board interaction with clients, employees, institutional investors, the government and the media

The Chairmen, the CEO & MD, the COO, the CFO, the Presidents, the Deputy CFO, and investors relations team represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD, the COO, the CFO and the Presidents manage interactions with clients and employees. The other authorized media spokespersons for business-specific matters include the Presidents and Heads of HR.

E. Shareholders

Disclosures regarding the appointment or reappointment of directors

As per the provisions of the Companies Act, 2013, U. B. Pravin Rao will retire at the ensuing AGM and being eligible, seek reappointment. The Board, based on its evaluation, has recommended his reappointment.

The Companies Act, 2013 provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company, and shall be eligible for reappointment on the passing of a special resolution by the shareholders of the Company. Accordingly, all independent directors were appointed by the shareholders either at the general meeting or through a postal ballot as required under Section 149(10).

Further, Section 149(11) states that no independent director shall be eligible to serve on the Board for more than two consecutive terms of five years. Section 149(13) states that the provisions of retirement by rotation, as defined in sub-sections (6) and (7) of Section 152 of the Act, shall not apply to such independent directors. None of the independent directors will retire at the ensuing AGM.

Communication to the shareholders

The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS (INR), and unaudited condensed consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and *Prajavani* (a regional daily published from Bengaluru). Quarterly and annual financial statements, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.

Further, Form 20-F, to be filed with the SEC, also contains detailed disclosures and is available on our website, at https://www.infosys.com/investors/reports-filings/annual-report/Pages/index.aspx.

Investor grievance and share transfer

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The stakeholders relationship committee will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions are simpler and faster in electronic form. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the transfer.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Schedule V of the Listing Regulations, the *Auditors' certificate on corporate governance* is enclosed as *Annexure 4* to the *Board's report*.

In addition to getting certified by the auditors, we have also voluntarily engaged a Practicing Company Secretary to audit us on corporate governance and issue a report.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with Regulation 26(3) of the Listing Regulations and the Companies Act, 2013, the Company has framed and adopted a Code of Conduct and Ethics ('the Code'). In January 2017, the Company amended the Code. The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The amended Code is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2017.

A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the *CEO and CFO certification*.

Prevention of insider trading

The Company has adopted an insider trading policy to regulate, monitor and report trading by insiders under the SEBI (Prohibition of Insider Trading) Regulations, 2015. This policy also includes practices and procedures for fair disclosure of unpublished price-sensitive information, initial and continual disclosure. The Company has automated the declarations and disclosures to identified designated employees, and the Board reviews the policy on a need basis. During the year, the Company amended the policy. The amended policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf.

General body meetings / postal ballots

The details of the last three Annual and / or Extraordinary General Meetings are as follows :

Year ended	Date and time	Venue	Special resolution passed
March 31, 2014	June 14, 2014 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	Contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the 'Products, Platforms and Solutions (PPS)' business and undertaking of the Company to EdgeVerve Systems Limited
	July 30, 2014 at 3 p.m. IST [1]	Christ University Auditorium, Hosur Road, Bengaluru, India	None
March 31, 2015	June 22, 2015 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	Purchase of the healthcare business from Infosys Public Services, Inc.
March 31, 2016	June 18, 2016 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None

[1] Extraordinary General Meeting

Postal ballot

During the previous three years, the Company approached the shareholders through postal ballot. The details of the postal ballot for the last three years are as follows:

Date of Postal Ballot Notice : February 23, 2017	Voting period : March 2, 2017 to March 31, 2017
Date of declaration of result : April 1, 2017	Date of approval : March 31, 2017

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Revision in compensation of U. B. Pravin Rao, COO & Whole-time Director	Ordinary	1,37,12,24,745	92,49,13,910	67	44,62,63,134	33
Appointment of D. N. Prahlad as an independent director	Ordinary	1,67,43,63,518	1,58,72,74,761	95	8,70,41,236	05
To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013	Special	1,69,34,41,703	1,63,60,28,571	97	5,73,64,390	03

Date of Postal Ballot Notice : February 24, 2016	Voting period : March 2, 2016 to March 31, 2016
Date of declaration of result : April 1, 2016	Date of approval : March 31, 2016

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company under the plan	Special	1,65,29,05,091	1,28,68,89,953	78	36,60,15,138	22
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company's subsidiaries under the plan	Special	1,68,34,47,465	1,28,51,57,246	76	39,82,90,219	24
Reappointment of Prof. Jeffrey S. Lehman, as an independent director	Special	1,67,99,54,463	1,42,84,20,139	85	25,15,34,324	15
Appointment of Dr. Punita Kumar-Sinha as an independent director	Ordinary	1,42,83,80,842	1,31,12,96,516	92	11,70,84,326	8
Reappointment of Dr. Vishal Sikka as CEO & MD	Ordinary	1,43,07,68,573	1,41,25,89,586	99	1,81,78,987	1

Date of Postal Ballot Notice : April 24, 2015	Voting period : May 5, 2015 to June 3, 2015
Date of declaration of result : June 4, 2015	Date of approval : June 4, 2015

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Increase in authorized share capital	Ordinary	80,43,28,358	72,40,12,049	90.01	17,59,832	0.22
Alteration of the Capital Clause of the Memorandum of Association	Special	80,43,04,819	72,39,56,209	90.01	17,65,073	0.22
Approval for the issue of bonus shares	Special	80,43,53,942	72,59,81,795	90.26	39,327	–
Transfer of business of Finacle to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,12,64,425	71,91,16,849	89.75	38,09,305	0.48
Transfer of business of Edge Services to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,43,30,233	72,28,20,643	89.87	31,70,965	0.39

Date of Postal Ballot Notice : January 9, 2015					Voting period : January 28, 2015 to February 27, 2015	
Date of declaration of result : March 2, 2015					Date of approval : March 2, 2015	
Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Appointment of Prof. Jeffrey S. Lehman as an independent director	Ordinary	72,16,14,593	71,86,77,003	99.59	29,37,590	0.41
Appointment of Prof. John W. Etchemendy as an independent director	Ordinary	72,20,93,712	72,18,28,507	99.96	2,65,205	0.04

Date of Postal Ballot Notice : October 10, 2014					Voting period : October 22, 2014 to November 21, 2014	
Date of declaration of result : November 21, 2014					Date of approval : November 21, 2014	
Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Increase in authorized share capital of the Company	Ordinary	38,18,49,101	38,17,58,291	99.98	90,810	0.02
Alteration of the Capital Clause of the Memorandum of Association	Special	38,20,21,300	38,19,49,174	99.98	72,126	0.02
Alteration of capital clause of Articles of Association	Special	38,20,04,749	38,18,84,030	99.97	1,20,719	0.03
Approval for issue of bonus shares	Special	38,18,69,852	38,17,86,175	99.98	83,677	0.02

Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, was appointed as the scrutinizer for carrying out the postal ballot process in a fair and transparent manner.

Procedure for postal ballot

In compliance with Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company provides electronic voting (e-voting) facility, in addition to physical ballot, to all its members. For this purpose, the Company has engaged the services of NSDL.

Postal ballot notices and forms are dispatched, along with postage-prepaid business reply envelopes to registered members / beneficiaries. The same notice is sent by email to members who have opted for receiving communication through the electronic mode. The Company also publishes a notice in the newspaper declaring the details and requirements as mandated by the Act and applicable rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members who want to exercise their votes by physical postal ballot are requested to return the forms, duly completed and signed, to the scrutinizer on or before the close of the voting period. Those using the e-voting option are requested to vote before the close of business hours on the last date of e-voting.

The scrutinizer completes his scrutiny and submits his report to the Chairman, and the consolidated results of the voting are announced by the Chairman / authorized officer. The results are also displayed on the Company website, www.infosys.com, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The last date for the receipt of postal ballot forms or e-voting shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Remote e-voting and ballot voting at the AGM

To allow the shareholders to vote on the resolutions proposed at the AGM, the Company has arranged for a remote e-voting facility. The Company has engaged NSDL to provide e-voting facility to all the members. Members whose names appear on the register of members as on June 17, 2017 shall be eligible to participate in the e-voting.

The facility for voting through ballot will also be made available at the AGM, and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM.

F. Compliance with the corporate governance codes

We have always believed in maximum fiscal transparency, and benchmarked our disclosures against a host of national and international guidelines and regulations. Some of the notable ones among them are as follows :

SEBI Listing Regulations : The SEBI (Listing Obligations and Disclosure Requirements) Regulations ('the Listing Regulations') prescribe various corporate governance recommendations in line with the corporate governance committee constituted by SEBI under the chairmanship of N. R. Narayana Murthy, which had issued two sets of mandatory and non-mandatory recommendations. These recommendations were eventually incorporated in Clause 49 of the Listing Agreement, and the revised Clause 49 was made effective October 1, 2014. Further, the Listing Regulations have incorporated these recommendations. We comply with the corporate governance requirements under the Listing Regulations.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties. The Company has provided a separate office within the Company premises to non-executive Chairperson.
- Unmodified audit opinions / reporting
- The internal auditor reporting directly to the audit committee.
- The Listing Regulation mandate the appointment of at least one independent director of the listed parent company on the boards of unlisted material subsidiary companies in India. Infosys has voluntarily appointed one independent director in most of its non-material subsidiary companies.

Corporate Governance Voluntary Guidelines, 2009: The Corporate Governance Voluntary Guidelines, 2009, of the Ministry of Corporate Affairs (MCA), Government of India encourage the use of better practices through voluntary adoption. These guidelines broadly focus on areas such as the Board and its responsibilities, functions, roles and responsibilities of the audit committee, appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We comply with the Corporate Governance Voluntary Guidelines.

Naresh Chandra Committee: Following instances of irregularities involving auditors in the U.S. and India, the Government of India constituted a high-level committee under the chairmanship of Naresh Chandra in 2002 to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee: SEBI appointed a committee under the chairmanship of Kumar Mangalam Birla in 1999 to promote and raise the standards of corporate governance. The recommendations of the committee were adopted in 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000: The guidelines issued by Euroshareholders, the confederation of European shareholders associations, are based on the general principles of corporate governance issued by the Organization for Economic Cooperation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Conference Board Commission on Public Trust and Private Enterprises in the U.S.: We substantially comply with the findings and recommendations of the commission, which primarily addressed three key areas – executive compensation, corporate governance, and audit and accounting issues.

OECD Principles of Corporate Governance: The OECD principles on corporate governance were first released in 1999 and revised in 2014, and continue to be periodically reviewed. We comply with the recommendations of the OECD.

United Nations Global Compact: The United Nations Global Compact (UNGC) is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with its 10 principles which cover human rights, labor, environment and corruption. We have been a signatory to the UNGC since 2001 and have consistently adopted these principles in our corporate governance framework. The UNGC incorporates a transparency and accountability policy known as the Communication on Progress (COP). As a signatory to the UNGC, we report our progress to UNGC's COP every year. UNGC also recommends standard tools for reporting organizations on the COP such as the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. We follow the GRI G4 reporting guidelines for our sustainability reporting and are a signatory to the CDP.

Risk management report

The risk management report discusses various dimensions of our enterprise risk management. The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

A. Overview

Our Enterprise Risk Management (ERM) framework encompasses practices relating to the identification, analysis, evaluation, treatment, mitigation and monitoring of the strategic, operational, and legal and compliance risks to achieving our key business objectives. ERM at Infosys seeks to minimize the adverse impact of these risks, thus enabling the Company to leverage market opportunities effectively and enhance its long-term competitive advantage.

Several risks can impact the achievement of a particular business objective. Similarly, a single risk can impact the achievement of several business objectives. The focus of risk management is to assess risks and deploy mitigation measures. This is done through periodic review meetings of the risk and strategy committee of the Board.

Our core values and ethics provide the platform for our risk management practices.

B. Key components of the Infosys risk management framework



Risk categories
Strategy
Operational
Legal and Compliance
Business objectives
Financial
Markets and offerings
Operations
Talent
Sustainability
Risk management processes
Strategic planning
Migration and monitoring
Reporting and disclosures
Identification, analysis and evaluation
Treatment
Risk governance structure
Project teams and individuals
Unit risk managers
Office of Risk Management
Risk council
Risk and strategy committee
Board of Directors
Risks are inherited
Risks are aggregated

1. Risk governance structure

Our risk management framework is implemented at various levels across the enterprise. The key roles and responsibilities regarding risk management in the Company are summarized as follows:

Level	Key roles and responsibilities
Board of Directors (Board)	• Approving key business objectives to be achieved by the Company. Ensuring that the executive management focuses on managing risks to key business objectives • Reviewing the performance of the risk and strategy committee
Risk and Strategy Committee (RSC)	• Comprises six independent directors: – Ravi Venkatesan, *Chairperson* – Kiran Mazumdar-Shaw – Roopa Kudva – Prof. John W. Etchemendy – Dr. Punita Kumar-Sinha – D. N. Prahlad • Corporate governance oversight with regard to the identification, evaluation and mitigation of strategic, operational, and legal and compliance risks • Monitoring and approving the risk management framework and associated practices of the Company • Reviewing and approving risk-related disclosures
Project teams and individuals	• Adhering to risk management policies and procedures • Implementing prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

Level	Key roles and responsibilities
Risk council (RC)	• Comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Risk Officer • Oversight of risk management practices, including identification, impact assessment, monitoring, mitigation, and reporting • Reviewing enterprise risks to the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions, and reviewing progress of mitigation actions • Formulating and deploying risk management policies and procedures • Providing updates to the RSC and the Board from time-to-time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by the Chief Risk Officer • Comprises a network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to the risk council and quarterly updates to the RSC on risks to key business objectives and their mitigation • Working closely with business units, business enabling functions and mitigation action owners in deploying mitigation measures and monitoring their effectiveness • Working closely with internal audit, business continuity management services, information security, intellectual property and quality audit teams for identifying, monitoring, and mitigating operational risks
Unit risk managers	• Ensuring units are managed in accordance with the Company's risk management practices • Ensuring compliance with risk management policies and procedures laid out by the Company in their respective business units • Managing risks concomitant with the business decisions relating to their unit, span of control or area of operations • Ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents relating to their unit in a timely manner

2. Business objectives

Our industry and company are in significant transformation, and this has naturally resulted in heightening of risks related to strategic choices, strategy execution along with traditional operational and compliance related risks. The business objectives of the Company are articulated as a set of specific near-term goals, and long-term strategic goals in a corporate scorecard. These goals cover the dimensions of consistent financial performance, market penetration, differentiation of our solutions, momentum of software-enabled services, operational excellence, cost optimization initiatives, attracting and retaining talent, and the long-term sustainability of the organization. In addition, progress of initiatives to mitigate the impact of potential changes to immigration and labor regulations in the United States and other countries are captured in the scorecard.

3. Risk categories

Our risk management framework considers the following broad categories of risks:

Strategy

Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of these strategies are covered in this category – for example, risks inherent to our industry and competitiveness are analyzed and mitigated through strategic choices of target markets, the Company's market offerings, business models and talent base. Details of the Company's strategy are described in other sections of this document. Potential risks to the long-term scalability and sustainability of the organization are also analyzed and mitigated – for example, societal risks relating to the impact of our strategy on the environment, local communities, and conservation of essential resources.

We periodically assess risks to the successful execution of our strategy, such as the effectiveness of strategic programs that are being executed, the momentum in new initiatives, the impact of strategy on financial performance, leveraging of inorganic strategies, effectiveness of organization structure and processes, retention and development of high-performing talent and leadership.

Operational

Risks arising out of internal and external factors affecting policies, procedures, people and systems in our support functions thereby impacting service delivery, compromises our core values or not in accordance with generally accepted business practices or impacting their own service operations are covered in this category – for example, risks of business activity disruptions due to natural calamities, terrorist attacks or war or regional conflicts, or disruptions in telecommunications, system failures, virus attacks or breach of cyber security.

Legal and compliance

Risks arising out of threats posed to our financial, organizational, or reputational standing resulting from violations or non-conformance with laws, regulations, codes of conduct or organizational prescribed practices or contractual compliances are covered in this category – for example, risks of potential litigations, breach of contractual agreement, non-compliance to regulations, potential risk arising out of major regulatory / geo-political changes, potential risk arising out of strategic or business or operational decisions.

4. Risk management processes

Our risk management practices are :

Risk identification, analysis, and evaluation

Mechanisms for identification of risks include annual risk surveys across the Company, industry benchmarking, periodic assessments of the business environment, incident analysis, findings of internal audits, discussions with the risk council and the risk and strategy committee and analysis of the Company's performance relative to the corporate scorecard goals. Risk analysis and evaluation are carried out using scenario-based assessments to decide the potential impact, likelihood of occurrence and in some cases, the detectability of the risk. Estimated risks are compared with established risk criteria and thresholds to determine the priority and method of risk treatment.

Risk treatment

Risk treatment is the process of selecting and implementing measures to alleviate the impact of identified risks.

- Avoid : A decision to nullify the risk by refraining from the activities that cause it
- Share : A decision to share the specific risk with another entity
- Reduce : A decision to reduce the level of risk through targeted mitigation, if not to completely nullify it
- Accept : A decision to allow the risk to remain as is, irrespective of its severity
- Escalate : A decision to escalate the risk to senior management

Risk mitigation and monitoring

Mitigation plans are finalized, owners are identified and the progress of mitigation actions are monitored and reviewed. The risk and strategy committee periodically does a deep dive into understanding the scope and effectiveness of mitigation plans and provides feedback to mitigation teams.

Risk-based approach to strategic planning

At Infosys, the functions of strategic planning and risk management are intertwined. Risks to achieving business objectives are key inputs to the formulation and development of strategy and business planning. Key strategic initiatives are identified to mitigate specific risks. This approach is practiced at various levels of the Company, such as in client account teams, project teams, support departments, and subsidiaries.

Risk reporting and disclosures

Dashboards help track external and internal indicators for each identified risk and assess its severity. The trend line assessment of top risks, analysis of exposure and potential impact are carried out periodically, presented and discussed with the risk council and risk and strategy committee. Key external and internal incidents are reported and reviewed at appropriate fora, such as the Information Security Council and meetings of the executive board. Risks relating to client project execution and client account-level risks are reported and discussed at appropriate levels within the Company. Periodic updates are provided to the Board highlighting key risks, their impact, and mitigation actions. Key risk factors are disclosed in regulatory filings.

C. Risk management highlights for the year

During the year, our risk management practices were primarily focused on the effectiveness of strategic programs in improving our competitive position and differentiation in market segments, the momentum of new initiatives to achieve our long-term business aspirations, our preparedness to address any incidents that may cause business disruptions to our physical and technological infrastructure, strengthening internal controls to detect fraudulent activity, leadership development, leadership succession planning, and monitoring possible impact of changes in our regulatory environment.

We carried out the following risk management activities during the last fiscal :

- Assessed and strengthened the enterprise risk management framework for further standardization of risk identification, assessment and governance of risks across the organization.
- Assessment of our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines were conducted and actions.
- Regularly assessed progress on the execution of strategic programs, specifically, progress on the growth of new software enabled services, impact of automation, performance of subsidiary businesses, leadership succession planning and operating cost optimization. Deep dive assessments were done in identified areas by members of the committee.
- Regularly assessed the business environment including trend line of key external indicators and internal business indicators such as client concentration, client technology spend, growth of top clients and revenue bookings from large outsourcing engagements.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and incidents. Reviewed operational risk areas including client service delivery, information security (cyber-attacks and threat intelligence), women's safety, physical security, succession planning, capital expenditures on infrastructure and business continuity management.
- Monitored key developments in the regulatory environment, especially of the United Kingdom and the United States of America, relating to immigration laws, minimum wages and impact to businesses of our clients.
- Monitored the availability of natural resources, such as water and power, and its impact on our operations.

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Dr. Vishal Sikka, Chief Executive Officer and Managing Director, and M. D. Ranganath, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows and a summary of the significant accounting policies and other explanatory information of the Company and the Board's report.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions) :
   a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. Any significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.
   d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 13, 2017

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

M. D. Ranganath
Chief Financial Officer

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Standalone Ind AS Financial Statements

We have audited the accompanying standalone Ind AS financial statements of Infosys Limited ('the Company'), which comprise the Balance Sheet as at 31 March 2017, the Statement of Profit and Loss (including other comprehensive income), the Statement of Cash Flows and the Statement of Changes in Equity for the year then ended and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as 'standalone Ind AS financial statements').

Management's Responsibility for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 ('the Act') with respect to the preparation of these standalone Ind AS financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Act read with relevant rules issued thereunder.

This responsibility also includes the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these standalone Ind AS financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone Ind AS financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone Ind AS financial statements. The procedures selected depend on the Auditors' judgment, including the assessment of the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the standalone Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Directors, as well as evaluating the overall presentation of the standalone Ind AS financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India including the Ind AS, of the financial position of the Company as at 31 March, 2017, and its financial performance including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditors' Report) Order, 2016 ('the Order') issued by the Central Government of India in terms of Section 143(11) of the Act, we give in the Annexure A, a statement on the matters specified in the paragraph 3 and 4 of the Order.
2. As required by Section 143(3) of the Act, we report that :
   a. we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b. in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

c. the Balance Sheet, the Statement of Profit and Loss, the Statement of Cash Flows and the Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

d. in our opinion, the aforesaid standalone Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rule issued thereunder;

e. on the basis of the written representations received from the directors as on 31 March 2017 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2017 from being appointed as a director in terms of Section 164 (2) of the Act;

f. with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate report in 'Annexure B'; and

g. with respect to the other matters to be included in the Auditors' Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

   i. the Company has disclosed the impact of pending litigations on its financial position in its standalone Ind AS financial statements. Refer to Note 2.24 to the standalone Ind AS financial statements;

   ii. the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts. Refer to Note 2.16 to the standalone Ind AS financial statements;

   iii. there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company; and

   iv. the Company has provided requisite disclosures in its standalone Ind AS financial statements as to holdings as well as dealings in Specified Bank Notes during the period from 8 November, 2016 to 30 December, 2016 and these are in accordance with the books of accounts maintained by the Company. Refer to Note 2.27 to the standalone Ind AS financial statements.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022



Supreet Sachdev
Partner
Membership number: 205385

Bengaluru
13 April, 2017

Annexure A to the Auditors' Report

The Annexure referred to in Independent Auditors' Report to the members of the Company on the standalone Ind AS financial statements for the year ended 31 March 2017, we report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this program, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) According to the information and explanations given to us and on the basis of our examination of the records of the Company, the title deeds of immovable properties are held in the name of the Company.

(ii) The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable to the Company.

(iii) The Company has granted loans to two bodies corporate covered in the register maintained under Section 189 of the Companies Act, 2013 ('the Act').

(a) In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 189 of the Act were not, prima facie, prejudicial to the interest of the Company.

(b) In the case of the loans granted to the bodies corporate listed in the register maintained under Section 189 of the Act, the borrowers have been regular in the payment of the principal and interest as stipulated.

(c) There are no overdue amounts in respect of the loan granted to a body corporate listed in the register maintained under Section 189 of the Act.

(iv) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act, with respect to the loans and investments made.

(v) The Company has not accepted any deposits from the public.

(vi) The Central Government has not prescribed the maintenance of cost records under Section 148(1) of the Act, for any of the services rendered by the Company.

(vii) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including provident fund, income tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees' state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues were in arrears as at 31 March 2017 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no dues of duty of customs which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, duty of excise, service tax and value added tax have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	(5) 5,75,63,973	July 2004 to October 2005	CESTAT, Bengaluru
Service tax	Service tax	(5) 2,57,84,864	January 2005 to March 2009	CESTAT, Bengaluru
Service tax	Service tax and penalty	(5) 23,15,21,178	February 2007 to March 2009	CESTAT, Bengaluru
Service tax	Service tax	(5) 4,19,72,658	April 2009 to March 2010	CESTAT, Bengaluru
Service tax	Service tax	(5) 6,46,54,051	April 2010 to March 2011	CESTAT, Bengaluru
Service tax	Service tax and penalty	(1) 11,94,51,864	April 2009 to March 2012	CESTAT, Bengaluru
Service tax	Service tax and penalty	(1) 64,93,657	April 2009 to September 2011	Commissioner (Appeals)
Service tax	Service tax and penalty	(1) 4,87,030	October 2008 to September 2013	CESTAT, Bengaluru
Service tax	Service tax and penalty	(1) 4,75,80,094	April 2012 to March 2013	CESTAT, Bengaluru
Service tax	Service tax and penalty	(1) 98,194	October 2011 to December 2011	Commissioner (Appeals), Bengaluru
Service tax	Service tax and penalty	4,21,06,232	October 2014 to June 2015	CESTAT, Bengaluru
Service tax	Service tax and penalty	(1)(5) 63,63,914	Assessment year 2007-08	Commissioner (Appeals)
Service tax	Service tax and penalty	(1) 61,03,641	July 2012 to March 2014	Commissioner, Bengaluru
Service tax	Service tax and penalty	1,35,21,166	April 2013 to September 2014	(2)
Service tax	Service tax and penalty	(1) 1,31,07,821	April 2014 to March 2015	Commissioner (Appeals)
APVAT Act, 2005	Sales tax	(1)(5) 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	(1)(5) 9,35,455	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	4,52,50,506	September 2008 to October 2011	Specified Officer of SEZ
KVAT Act, 2003	Sales tax, interest and penalty	(1)(5) 48,10,45,876	April 2005 to March 2009	Supreme Court

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
MVAT Act, 2005	Sales tax, interest and penalty	(5) 6,99,250	January 2008 to March 2008	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	(1)(5) 22,01,534	April 2008 to March 2009	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	(5) 31,32,547	April 2009 to March 2010	Joint Commissioner (Appeals)
KVAT	Sales tax, interest and penalty	(1)(5) 3,57,79,253	Assessment year 2009-10	Joint Commissioner (Appeals)
KVAT	Sales tax and penalty	(1) 6,32,81,133	Assessment year 2010-11	Joint Commissioner (Appeals)
KVAT	Sales tax and penalty	(1) 10,25,39,169	Assessment year 2012-13	(3)
TNVAT	Sales tax and penalty	63,16,338	Assessment year 2015-16	(4)
MVAT Act, 2005	Sales tax, interest	(1)(5) 98,01,056	April 2010 to March 2011	Joint Commissioner (Appeals)
Central Excise Act, 1944	Excise duty and penalty	(5) 38,61,48,018	March 2006 to December 2009	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	(5) 2,67,46,497	January 2010 to December 2010	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	4,51,32,885	January 2011 to June 2011	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	(5) 3,23,44,749	July 2011 to December 2011	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	(5) 4,20,03,700	January 2012 to November 2012	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	(5) 4,81,39,052	December 2012 to September 2013	CESTAT, Bengaluru
Central Excise Act, 1944	Excise duty and penalty	5,64,00,395	October 2013 to September 2014	CESTAT, Bengaluru
Income-tax Act, 1961	Interest	3,81,54,376	Assessment year 2009-10	CIT (Appeals)
Income-tax Act, 1961	TDS and interest	(1)(5) 26,65,123	Assessment year 2010-11	CIT (Appeals)
Income-tax Act, 1961	Interest	2,08,88,269	Assessment year 2011-12	ITAT, Bengaluru
Income-tax Act, 1961	Income tax and interest	(1) 13,29,20,96,950	Assessment Year 2012-13	ITAT
Income-tax Act, 1961	Income tax and interest	(1) 3,58,99,73,710	Assessment Year 2013-14	CIT (Appeals)

(1) Net of amounts paid under protest.

(2) The Company is in the process of filing an appeal before Commissioner (Appeals).

(3) The Company is in the process of filing an appeal before Joint Commissioner (Appeals).

(4) The Company is in the process of filing an appeal before Deputy Commissioner.

(5) A stay order has been obtained against the amount disputed and not been deposited.

(viii) The Company does not have any loans or borrowings from any financial institution, banks, government or debenture holders during the year. Accordingly, paragraph 3(viii) of the Order is not applicable.

(ix) The Company did not raise any money by way of initial public offer or further public offer (including debt instruments) and term loans during the year. Accordingly, paragraph 3(ix) of the Order is not applicable.

(x) According to the information and explanations given to us, no material fraud by the Company or on the Company by its officers or employees has been noticed or reported during the course of our audit.

(xi) According to the information and explanations given to us and based on our examination of the records of the Company, the Company has paid / provided for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197, read with Schedule V to the Act.

(xii) In our opinion and according to the information and explanations given to us, the Company is not a nidhi company. Accordingly, paragraph 3(xii) of the Order is not applicable.

(xiii) According to the information and explanations given to us and based on our examination of the records of the Company, transactions with the related parties are in compliance with Sections 177 and 188 of the Act where applicable and details of such transactions have been disclosed in the standalone Ind AS financial statements as required by the applicable accounting standards.

(xiv) According to the information and explanations give to us and based on our examination of the records of the Company, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year.

(xv) According to the information and explanations given to us and based on our examination of the records of the Company, the Company has not entered into non-cash transactions with directors or persons connected with him. Accordingly, paragraph 3(xv) of the Order is not applicable.

(xvi) The Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act 1934.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number : 205385

Bengaluru
13 April, 2017

Annexure B to the Auditors' Report

Report on the Internal Financial Controls under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

We have audited the internal financial controls over financial reporting of Infosys Limited ('the Company') as of 31 March 2017 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India ('ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors' Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting ('the Guidance Note') and the Standards on Auditing, issued by ICAI and deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of Internal Financial Controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material

weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2017, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022



Supreet Sachdev
Partner
Membership number : 205385

Bengaluru
13 April, 2017

Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
ASSETS				
Non-current assets				
Property, plant and equipment	2.3	8,605	8,248	7,347
Capital work-in-progress		1,247	934	769
Intangible assets	2.4	–	–	–
Financial assets				
Investments	2.5	15,334	11,076	6,108
Loans	2.6	5	5	4
Other financial assets	2.7	216	192	110
Deferred tax assets (net)	2.17	346	405	433
Other non-current assets	2.10	996	755	349
Income tax assets (net)	2.17	5,454	5,020	3,941
Total non-current assets		32,203	26,635	19,061
Current assets				
Financial assets				
Investments	2.5	9,643	2	749
Trade receivables	2.8	10,960	9,798	8,627
Cash and cash equivalents	2.9	19,153	29,176	27,722
Loans	2.6	310	355	225
Other financial assets	2.7	5,403	4,801	4,045
Other current assets	2.10	2,213	1,965	1,384
Total current assets		47,682	46,097	42,752
Total assets		79,885	72,732	61,813
EQUITY AND LIABILITIES				
Equity				
Equity share capital	2.12	1,148	1,148	574
Other equity		66,869	59,934	51,617
Total equity		68,017	61,082	52,191
Liabilities				
Non-current liabilities				
Financial liabilities				
Other financial liabilities	2.13	40	62	27
Other non-current liabilities	2.15	42	–	–
Deferred tax liabilities (net)	2.17	–	–	–
Total non-current liabilities		82	62	27
Current liabilities				
Financial liabilities				
Trade payables	2.14	269	623	124
Other financial liabilities	2.13	5,056	5,132	4,847
Other current liabilities	2.15	2,349	2,093	1,564
Provisions	2.16	350	436	382
Income tax liabilities (net)	2.17	3,762	3,304	2,678
Total current liabilities		11,786	11,588	9,595
Total equity and liabilities		79,885	72,732	61,813

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2017

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note	Year ended March 31, 2017	Year ended March 31, 2016
Revenue from operations	2.18	59,289	53,983
Other income, net	2.19	3,062	3,006
Total income		62,351	56,989
Expenses			
Employee benefit expenses	2.20	30,944	28,207
Deferred consideration pertaining to acquisition		–	149
Cost of technical sub-contractors		4,809	4,417
Travel expenses		1,638	1,655
Cost of software packages and others	2.20	1,235	1,049
Communication expenses		372	311
Consultancy and professional charges		538	563
Depreciation and amortization expense	2.3 & 2.4	1,331	1,115
Other expenses	2.20	2,546	1,923
Total expenses		43,413	39,389
Profit before tax		18,938	17,600
Tax expense			
Current tax	2.17	5,068	4,898
Deferred tax	2.17	52	9
Profit for the period		13,818	12,693
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset		(42)	(2)
Equity instruments through other comprehensive income	2.5 & 2.17	(5)	–
		(47)	(2)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on cash flow hedges, net		39	–
Fair value changes on investments, net	2.5	(10)	–
		29	–
Total other comprehensive income, net of tax		(18)	(2)
Total comprehensive income for the period		13,800	12,691
Earnings per equity share			
Equity shares of par value ₹ 5 each			
Basic (₹)		60.16	55.26
Diluted (₹)		60.15	55.26
Weighted average equity shares used in computing earnings per equity share			
Basic	2.23	2,29,69,44,664	2,29,69,44,664
Diluted	2.23	2,29,71,59,670	2,29,69,44,664

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2017

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Statement of Changes in Equity

in ₹ crore

Particulars	Equity share capital	OTHER EQUITY										Total equity attributable to equity holders of the Company
		Reserves and surplus							Other comprehensive income			
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [(1)]	Business transfer adjustment reserve [(2)]	Equity instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income	
Balance as of April 1, 2015	574	2,778	40,065	54	8,291	2	–	412	–	–	15	52,191
Changes in equity for the year ended March 31, 2016												
Increase in share capital on account of bonus issue (*Refer to Note 2.12*)	574	–	–	–	–	–	–	–	–	–	–	574
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–
Amounts utilized for bonus issue (*Refer to Note 2.12*)	–	(574)	–	–	–	–	–	–	–	–	–	(574)
Transferred to Special Economic Zone Re-investment Reserve	–	–	(591)	–	–	–	591	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	591	–	–	–	(591)	–	–	–	–	–
Share-based payment to employees (*Refer to Note 2.12*)	–	–	–	–	–	7	–	–	–	–	–	7
Remeasurement of the net defined benefit liability / asset, net of tax effect (*Refer to Notes 2.22 and 2.17*)	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	(6,843)	–	–	–	–	–	–	–	–	(6,843)
Profit on transfer of business [(2)]	–	–	–	–	–	–	–	3,036	–	–	–	3,036
Profit for the period	–	–	12,693	–	–	–	–	–	–	–	–	12,693
Balance as of March 31, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082

Statement of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity Share capital	OTHER EQUITY										Total equity attributable to equity holders of the Company
		Reserves and surplus							Other comprehensive income			
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment Reserve [(1)]	Business transfer adjustment reserve [(2)]	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income	
Balance as of April 1, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082
Changes in equity for the year ended March 31, 2017												
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(953)	–	–	–	953	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	953	–	–	–	(953)	–	–	–	–	–
Exercise of stock options (*Refer to Note 2.12*)	–	3	–	–	–	(3)	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	1
Share-based payment to employees of the Group (*Refer to Notes 2.12 and 2.25*)	–	–	–	–	–	114	–	–	–	–	–	114
Remeasurement of the net defined benefit liability / asset, net of tax effect (*Refer to Notes 2.22 and 2.17*)	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Fair value changes on cash flow hedge, net of tax (*Refer to Note 2.11*)	–	–	–	–	–	–	–	–	–	39	–	39
Fair valuation of investments, net of tax effect (*Refer to Note 2.5*)	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income, net of tax effect (*Refer to Note 2.5*)	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including corporate dividend tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	13,818	–	–	–	–	–	–	–	–	13,818
Balance as of March 31, 2017	1,148	2,208	49,957	54	11,087	120	–	3,448	(5)	39	(39)	68,017

(1) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1) (ii) of the Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

(2) Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS).

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev *Partner* Membership number : 205385	R. Seshasayee *Chairman*	Dr. Vishal Sikka *Chief Executive Officer and Managing Director*	U. B. Pravin Rao *Chief Operating Officer and Whole-time Director*
Bengaluru April 13, 2017	Roopa Kudva *Director*	M. D. Ranganath *Chief Financial Officer*	A. G. S. Manikantha *Company Secretary*

Statement of Cash Flows

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Cash flows from operating activities		
Profit for the period	13,818	12,693
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization	1,331	1,115
Income tax expense	5,120	4,907
Allowance for credit losses on financial assets	135	(48)
Deferred consideration pertaining to acquisition	–	149
Interest and dividend income	(2,553)	(2,563)
Other adjustments	48	141
Exchange differences on translation of assets and liabilities	39	31
Changes in assets and liabilities		
Trade receivables and unbilled revenue	(1,825)	(1,373)
Loans and other financial assets and other assets	(427)	(1,188)
Trade payables	(354)	499
Other financial liabilities, other liabilities and provisions	179	565
Cash generated from operations	15,511	14,928
Income taxes paid	(5,033)	(5,350)
NET CASH GENERATED BY OPERATING ACTIVITIES	10,478	9,578
Cash flows from investing activities		
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(2,292)	(2,308)
Deposits with corporations	(155)	(115)
Loans to employees	23	(64)
Repayment of debentures	420	–
Investment in subsidiaries	(369)	(258)
Payment towards contingent consideration pertaining to acquisition	(36)	–
Payment towards acquisition	–	(794)
Payment arising out of business transfer	–	(335)
Payments to acquire financial assets		
Preference securities	(43)	(82)
Liquid mutual fund and fixed maturity plan securities	(49,648)	(22,797)
Tax-free bonds	(312)	(299)
Non-convertible debentures	(3,664)	–
Certificates of deposit	(7,555)	–
Government bonds	–	(2)
Proceeds on sale of financial assets		
Liquid mutual fund and fixed maturity plan securities	47,495	23,545
Tax-free bonds	2	–
Interest and dividend received on investments	2,640	2,302
NET CASH USED IN INVESTING ACTIVITIES	(13,494)	(1,207)
Cash flows from financing activities		
Loan given to subsidiaries	–	(193)
Loan repaid by subsidiaries	–	126
Payment of dividends	(6,968)	(6,841)
NET CASH USED IN FINANCING ACTIVITIES	(6,968)	(6,908)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(39)	(9)
Net decrease in cash and cash equivalents	(9,984)	1,463
Cash and cash equivalents at the beginning of the period	29,176	27,722
Cash and cash equivalents at the end of the period	19,153	29,176
Supplementary information		
Restricted cash balance	411	341

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's Registration number: 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number: 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2017

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

1. Company overview and significant accounting policies

1.1 Company overview

Infosys ('the Company') is a leading provider of consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life-cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, its banking solution; and offerings in the areas of analytics, cloud, and digital transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office in Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The financial statements are approved for issue by the Company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101, *First-Time Adoption of Indian Accounting Standards*. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition have been summarized in Note 2.1.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures already reported for all the quarters during the year might not always add up to the year figures reported in this statement.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of the changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Refer to Notes 2.17 and 2.24.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to the measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, *Revenue*, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building [(1)]	22-25 years
Plant and machinery [(1)]	5 years
Office equipment	5 years
Computer equipment [(1)]	3-5 years
Furniture and fixtures [(1)]	5 years
Vehicles [(1)]	5 years

[(1)] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the

cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. *Share capital*

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.11 in for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals 10 million).

Transactions and translations

Foreign-currency-denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share are computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share are computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on the exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability.

Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, *Share-Based Payment*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.17 Cash flow statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders, and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.19 Other income

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.20 Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in net profit in the Statement of Profit and Loss over the lease term.

1.21 Recent accounting pronouncements

1.21.1 Standards issued but not yet effective

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, *Statement of Cash Flows* and Ind AS 102, *Share-Based Payment*. These amendments are in accordance with the recent amendments made by International Accounting Standards Board (IASB) to IAS 7, *Statement of Cash Flows* and IFRS 2, *Share-Based Payment*, respectively. The amendments are applicable to the Company from April 1, 2017.

Amendment to Ind AS 7

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement.

The Company has evaluated the disclosure requirements of the amendment and the effect on the standalone financial statements is not expected to be material.

Amendment to Ind AS 102

The amendment to Ind AS 102 provides specific guidance for the measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes.

It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the 'fair values', but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of

awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement.

The Company is evaluating the requirements of the amendment and the impact on the financial statements.

2. Notes to the standalone financial statements for the year ended March 31, 2017

2.1 First-time adoption of Ind AS

These standalone financial statements of Infosys Limited for the year ended March 31, 2017 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101, *First-Time Adoption of Indian Accounting Standards*, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in Note 1 have been applied in preparing the standalone financial statements for the year ended March 31, 2017 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Company's Balance Sheet and Statement of Profit and Loss, is set out in Notes 2.2 and 2.2.2. Exemptions on the first-time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in Note 2.1.1.

2.1.1 Exemptions availed on first-time adoption of Ind AS 101

Ind AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Company has accordingly applied the following exemptions.

(a) Share-based payment

The Company is allowed to apply Ind AS 102, *Share-Based Payment*, to equity instruments that remain unvested as of transition date. The Company has elected to avail itself of this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 Plan (formerly 'the 2011 Plan'). Accordingly, these options have been measured at fair value as against intrinsic value previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Option Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(b) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as 'fair value through other comprehensive income' on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Company has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

2.2 Reconciliations

The following reconciliations provide the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101 :

1. Equity as at April 1, 2015 and March 31, 2016
2. Net profit for the year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

in ₹ crore

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS	IGAAP	Effects of transition to Ind AS	Ind AS
ASSETS							
Non-current assets							
Property, plant and equipment		7,347	–	7,347	8,248	–	8,248
Capital work-in-progress		769	–	769	934	–	934
Intangible assets		–	–	–	–	–	–
Financial assets							
Investments	A	6,108	–	6,108	11,111	(35)	11,076
Loans		4	–	4	5	–	5
Other financial assets		110	–	110	192	–	192
Deferred tax assets (net)		433	–	433	405	–	405
Other non-current assets		349	–	349	755	–	755

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS	IGAAP	Effects of transition to Ind AS	Ind AS
Income tax assets (net)		3,941	–	3,941	5,020	–	5,020
Total non-current assets		19,061	–	19,061	26,670	(35)	26,635
Current assets							
Financial assets							
Investments	A	749	–	749	2	–	2
Trade receivables		8,627	–	8,627	9,798	–	9,798
Cash and cash equivalents		27,722	–	27,722	29,176	–	29,176
Loans		225	–	225	355	–	355
Other financial assets		4,045	–	4,045	4,801	–	4,801
Other current assets		1,384	–	1,384	1,965	–	1,965
Total current assets		42,752	–	42,752	46,097	–	46,097
Total assets		61,813	–	61,813	72,767	(35)	72,732
EQUITY AND LIABILITIES							
Equity							
Equity share capital		574	–	574	1,148	–	1,148
Other equity	E	47,494	4,123	51,617	56,009	3,925	59,934
Total equity		48,068	4,123	52,191	57,157	3,925	61,082
Liabilities							
Non-current liabilities							
Financial liabilities							
Other financial liabilities	B	27	–	27	73	(11)	62
Other non-current liabilities	C	3	(3)	–	–	–	–
Deferred tax liabilities (net)		–	–	–	–	–	–
Total non-current liabilities		30	(3)	27	73	(11)	62
Current liabilities							
Financial liabilities							
Trade payables		124	–	124	623	–	623
Other financial liabilities	B	4,885	(38)	4,847	5,138	(6)	5,132
Other current liabilities	C	1,568	(4)	1,564	2,097	(4)	2,093
Provisions	D	4,460	(4,078)	382	4,375	(3,939)	436
Income tax liabilities (net)		2,678	–	2,678	3,304	–	3,304
Total current liabilities		13,715	(4,120)	9,595	15,537	(3,949)	11,588
Total equity and liabilities		61,813	–	61,813	72,767	(35)	72,732

Explanations for reconciliation of Balance Sheet as previously reported under IGAAP to Ind AS :

A. Investment

a) Tax-free bonds are carried at amortized cost under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS, as compared to being carried at cost under IGAAP.

b) Investments include discounted value of contingent consideration payable on acquisition of business under Ind AS, as compared to undiscounted value of contingent consideration under IGAAP.

B. Other financial liabilities

Adjustments include the impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS.

C. Other liabilities

Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

D. Provisions

Adjustments reflect dividend (including corporate dividend tax), declared and approved post reporting period.

E. Other equity

a) Adjustments to retained earnings and other comprehensive income have been made in accordance with Ind AS for the above-mentioned line items.

b) In addition, as per Ind AS 19, actuarial gains and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

c) Profit on transfer of business between entities under common control, which were earlier recognized in Statement of Profit and Loss under IGAAP, are adjusted to reserves on transition to Ind AS.

2.2.2 Reconciliation Statement of Profit and Loss as previously reported under IGAAP to Ind AS

in ₹ crore

Particulars	Note	Year ended March 31 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS
Revenue from operations		53,983	–	53,983
Other income, net	G	3,009	(3)	3,006
Total income		56,992	(3)	56,989
Expenses				
Employee benefit expenses	F	28,206	1	28,207
Deferred consideration pertaining to acquisition	G	110	39	149
Cost of technical sub-contractors		4,417	–	4,417
Travel expenses		1,655	–	1,655
Cost of software packages and others		1,049	–	1,049
Communication expenses		311	–	311
Consultancy and professional charges		563	–	563
Depreciation and amortization expenses		1,115	–	1,115
Other expenses	G	1,909	14	1,923
Total expenses		39,335	54	39,389
Profit before exceptional items and tax		17,657	(57)	17,600
Profit on transfer of business	H	3,036	(3,036)	–
Profit before tax		20,693	(3,093)	17,600
Tax expense				
Current tax	I	4,898	–	4,898
Deferred tax		9	–	9
Profit for the period		15,786	(3,093)	12,693
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss				
Remeasurement of the net defined benefit liability / asset	F	–	(2)	(2)
		–	(2)	(2)
Items that will be reclassified subsequently to profit or loss		–	–	–
Total other comprehensive income, net of tax		–	(2)	(2)
Total comprehensive income, for the period		15,786	(3,095)	12,691

Explanations for reconciliation of Statement of Profit and loss as previously reported under IGAAP to Ind AS:

F. Employee benefit expenses

a) As per Ind AS 19, *Employee Benefits*, actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

b) Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

G. Deferred and contingent consideration pertaining to acquisition

Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations.

H. Reversal of exceptional item

Profit on transfer of business between entities under common control has been reversed and taken to business transfer reserve on account of transition to Ind AS.

I. Current tax

The tax component on actuarial gains and losses which are transferred to other comprehensive income under Ind AS.

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under Indian GAAP and those prepared under Ind AS.

2.3 Property, plant and equipment

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 are as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)(2)	Plant and machinery (2)(4)	Office equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	123	21	310	344	122	654	237	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(30)	(1)	(316)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(5)	(227)	(250)	(111)	(572)	(162)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	10	1	187
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605
Carrying value as of April 1, 2016	970	617	4,023	635	310	1,286	399	8	8,248

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2016 are as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)(2)	Plant and machinery (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827
Additions	41	17	440	319	155	945	241	5	2,163
Deletions	–	–	–	(1)	(1)	(276)	(3)	–	(281)
Gross carrying value as of March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Accumulated depreciation as of April 1, 2015	–	(16)	(1,937)	(838)	(280)	(1,852)	(549)	(8)	(5,480)
For the period	–	(5)	(213)	(207)	(90)	(472)	(125)	(3)	(1,115)
Deduction / Adjustments during the period	–	–	–	1	1	129	3	–	134
Accumulated depreciation as of March 31, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Carrying value as of March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248
Carrying value as of April 1, 2015	929	605	3,796	523	245	960	283	6	7,347

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

(3) During the year ended March 31, 2016, computer equipment having net book value of ₹20 crore was transferred to EdgeVerve (*Refer to Note 2.5.3*).

(4) Includes ₹25 crore spent on CSR activities for the year ended March 31, 2017.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2017 and *March 31, 2016* are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	82	115
	197	*75*	*122*
Plant and machinery	33	19	14
	33	*14*	*19*
Furniture and fixtures	25	16	9
	25	*12*	*13*
Computer equipment	3	2	1
	3	*2*	*1*
Office equipment	18	10	8
	18	*7*	*11*

The aggregate depreciation charged on the above assets during the years ended March 31, 2017 and March 31, 2016 amounted to ₹19 crore each.

The rental income from subsidiaries for the years ended March 31, 2017 and March 31, 2016 amounted to ₹65 crore and ₹51 crore, respectively.

2.4 Intangible assets

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2017 are as follows:

in ₹ crore

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2016	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of March 31, 2017	21	9	30
Accumulated amortization as of April 1, 2016	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of March 31, 2017	(21)	(9)	(30)
Carrying value as of March 31, 2017	–	–	–
Carrying value as of April 1, 2016	–	–	–

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2016 are as follows:

in ₹ crore

Particulars	Intellectual property rights-related	Sub-contracting rights-related	Others	Total
Gross carrying value as of April 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion / Retirement	(12)	–	–	(12)
Gross carrying value as of March 31, 2016	–	21	9	30
Accumulated amortization as of April 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion / Retirement	12	–	–	12
Accumulated amortization as of March 31, 2016	–	(21)	(9)	(30)
Carrying value as of March 31, 2016	–	–	–	–
Carrying value as of April 1, 2015	–	–	–	–

Research and development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2017 and March 31, 2016 is ₹351 crore and ₹384 crore, respectively.

2.5 Investments

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Non-current investments			
Equity instruments of subsidiaries	7,305	6,901	4,873
Debentures of subsidiary	2,129	2,549	–
Preference securities, equity investments	132	93	1
Others	3	–	–
Tax-free bonds	1,833	1,533	1,234

Particulars	As at March 31,		April 1,
	2017	2016	2015
Fixed maturity plan securities	357	–	–
Non-convertible debentures	3,575	–	–
	15,334	11,076	6,108
Current investments			
Liquid mutual fund units	1,755	–	749
Fixed maturity plan securities	151	–	–
Certificates of deposit	7,635	–	–
Government bonds	–	2	–
Non-convertible debentures	102	–	–
	9,643	2	749
Total carrying value	24,977	11,078	6,857

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2017	2016
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of ₹ 10 each, fully paid		
Infosys Technologies (China) Co. Limited	236	169
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid		
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	–
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologia do Brasil Ltda.	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	826	646
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and 29,400		
(29,400) – Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited (*Refer to Note 2.5.3*)	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹ 10 each, fully paid		
Panaya Inc.	1,398	1,398
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Nova Holdings LLC	94	94
Kallidus Inc. (*Refer to Note 2.5.2*)	619	619
10,21,35,416 (10,21,35,416) shares		
Skava Systems Private Limited (*Refer to Note 2.5.2*)	59	59
25,000 (25,000) shares of ₹ 10 per share, fully paid up		
Noah Consulting LLC (*Refer to Note 2.5.1*)	313	242
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	–
1,09,90,000 (Nil) shares of SGD 1.00 par value, fully paid		
	7,305	6,901
Investment carried at amortized cost		
Investment in debentures of subsidiary		
EdgeVerve Systems Limited (*Refer to Note 2.5.3*)		
21,29,00,000 (25,49,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100 each fully paid up	2,129	2,549
	2,129	2,549
	9,434	9,450

Particulars	As at March 31, 2017	2016
Investments carried at fair value through profit or loss		
Others	3	–
	3	–
Investment carried at fair value through other comprehensive income (*Refer to Note 2.5.5*)		
Preference securities	131	92
Equity instruments	1	1
	132	93
Quoted		
Investments carried at amortized cost		
Tax-free bonds (*Refer to Note 2.5.6*)	1,833	1,533
	1,833	1,533
Investments carried at fair value through profit or loss		
Fixed maturity plans (*Refer to Note 2.5.7*)	357	–
	357	–
Investments carried at fair value through other comprehensive income		
Non-convertible debentures (*Refer to Note 2.5.8*)	3,575	–
	3,575	–
Total non-current investments	15,334	11,076
Current investments		
Unquoted		
Investments carried at fair value through profit or loss (*Refer to Note 2.5.7*)		
Liquid mutual fund units	1,755	–
Fixed maturity plan securities	151	–
	1,906	–
Investments carried at fair value through other comprehensive income		
Certificates of deposit (*Refer to Note 2.5.8*)	7,635	–
	7,635	–
Quoted		
Investments carried at amortized cost		
Government bonds (*Refer to Note 2.5.6*)	–	2
	–	2
Investments carried at fair value through other comprehensive income (*Refer to Note 2.5.8*)		
Non-convertible debentures	102	–
	102	–
Total current investments	9,643	2
Total investments	24,977	11,078
Aggregate amount of quoted investments	5,867	1,535
Market value of quoted investments (including interest accrued)	6,327	1,627
Aggregate amount of unquoted investments	19,110	9,543
Aggregate amount of impairment in value of investments	6	6
Investments carried at cost	7,305	6,901
Investments carried at amortized cost	3,962	4,084
Investments carried at fair value through other comprehensive income	11,444	93
Investments carried at fair value through profit or loss	2,266	–

2.5.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of US$33 million (approximately ₹216 crore), contingent consideration up to US$5 million (approximately ₹33 crore on acquisition date) and retention bonus up to US$32 million (approximately ₹212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the years ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016, based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.5.2 Investment in Kallidus Inc. and Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US $91 million (approximately ₹578 crore) and a contingent consideration of up to US $20 million (approximately ₹128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017. During the year ended March 31, 2017, a contingent consideration of ₹40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets.

2.5.3 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly-owned subsidiary EdgeVerve Systems Limited ('EdgeVerve') was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly, the business has been transferred for a consideration of ₹421 crore with effect from July 1, 2014. Net assets amounting to ₹9 crore were transferred and accordingly a gain of ₹412 crore was recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve', in accordance with Ind AS 103, which requires common control transactions to be recorded at book values. The consideration has been settled through the issue of fully-paid-up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly, the businesses were transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. Net assets amounting to ₹363 crore, (including working capital amounting to ₹337 crore) were transferred and accordingly, a gain of ₹3,036 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been recorded in business transfer adjustment reserve, in accordance with Ind AS 103, which requires common control transactions to be recorded at book values.

The consideration was settled through the issue of 85,00,00,000 equity shares amounting to ₹850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017, EdgeVerve had repaid ₹420 crore by redeeming proportionate number of debentures.

2.5.4 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration was payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and was contingent upon their continued employment for a period of three years. The investment in Lodestone was recorded at the acquisition cost and the deferred consideration was being recognized on a proportionate basis over a period of three years from the date of acquisition. During the year ended March 31, 2016, the liability towards deferred consideration was settled.

2.5.5 Details of investments

The details of investments in preference and equity instruments as at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2017	2016
Preference Securities		
Airviz Inc.		
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	13
ANSR Consulting		
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each	10	9
Whoop Inc.		
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	15	20
CloudEndure Ltd.		
25,59,290 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	37	13
Nivetti Systems Private Limited		
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1 each	10	10
Waterline Data Science, Inc.		
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	24	27
Trifacta Inc.		
11,80,358 (Nil) Preferred Stock	26	–
Equity Instrument		
OnMobile Systems Inc., USA		
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	–	–
Merasport Technologies Private Limited		
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each	–	–
Global Innovation and Technology Alliance		
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each	1	1
Others		
Stellaris Venture Partners India I	3	–
	135	93

2.5.6 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Particulars	Face value ₹	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	50	–	–
7.16% Power Finance Corporation Ltd. Bonds 17JUL2025	10,00,000	1,000	107	–	–
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000	3,300	343	2,000	200
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	21	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	53	5,00,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53

Particulars	Face value ₹	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
		68,05,416	1,833	68,02,646	1,533

The balances held in government bonds as at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Particulars	Face value PHP	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
Treasury Notes PHY6972FW G18 MAT Date 22 Feb 2017	100	–	–	1,50,000	2
		–	–	1,50,000	2

2.5.7 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31, 2017	
	Units	Amount
Birla Sun Life Cash Plus Growth Direct Plan	1,33,97,873	350
ICICI Prudential Liquid Direct Plan Growth	1,03,88,743	250
IDFC Cash Fund Growth (Direct Plan)	12,65,679	250
Kotak Low Duration Fund Direct Growth (Ultra Short-Term)	15,02,564	305
L&T Liquid Fund Direct Plan Growth	6,72,806	150
Reliance Liquid Fund – Treasury Plan – Direct Growth Plan – Growth Option	8,82,465	350
SBI Premier Liquid Fund Direct Plan Growth	3,91,909	100
	2,85,02,039	1,755

The balances held in fixed maturity plan securities as at March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31, 2017	
	Units	Amount
Birla Sun Life Fixed Term Plan-series OD 1145 Days – GR – direct	5,00,00,000	51
Birla Sun Life Fixed Term Plan – series OE 1153 days – GR direct	2,50,00,000	25
HDFC FMP 1155D Feb 2017-Direct Growth Series 37	2,80,00,000	28
HDFC FMP 1169D Feb 2017 -Direct-Quarterly Dividend -Series 37	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	4,00,00,000	40
ICICI Prudential Fixed maturity Plan Series 80-1187 Days Plan G direct Plan	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan series 80-1253 Days Plan J Direct Plan	3,00,00,000	30
IDFC Fixed Term Plan Series 129 direct Plan-Growth 1147 Days	1,00,00,000	10
IDFC Fixed Term Plan Series 131 direct Plan-Growth 1139 Days	1,50,00,000	15
Kotak FMP Series 199 Direct – Growth	3,50,00,000	36
Reliance Fixed Horizon Fund-XXXII Series 8-Dividend Plan	3,50,00,000	35
Reliance Yearly Interval Fund Series-1-Direct Plan-Growth Plan	10,69,06,898	151
	46,19,06,898	508

2.5.8 Details of investments in non-convertible debentures and certificates of deposit

The balances held in non-convertible debenture as at March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017		
	Face value ₹	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	55
8.43% IDFC Bank Limited 30JAN2018	10,00,000	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	500	52
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	50	54
8.54% IDFC Bank Limited 30MAY2018	10,00,000	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,400	152
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	1,000	104
8.66% IDFC Bank Limited 25JUN2018	10,00,000	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000	500	53
		30,015	3,677

The balances held in certificates of deposit as at March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017		
	Face value ₹	Units	Amount
Andhra Bank	1,00,000	35,000	344
Axis Bank	1,00,000	2,93,600	2,800
Corporation Bank	1,00,000	33,500	327
DBS Bank	1,00,000	5,000	49
ICICI Bank Limited	1,00,000	42,500	413
IDFC Bank	1,00,000	1,35,000	1,281
IndusInd Bank	1,00,000	1,06,400	1,011
Kotak Bank	1,00,000	74,000	704
Vijaya Bank	1,00,000	14,000	137
Yes Bank	1,00,000	60,000	569
		7,99,000	7,635

2.6 Loans

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Non-current			
Unsecured, considered good			
Other loans			
Loans to employees	5	5	4
	5	5	4
Unsecured, considered doubtful			
Loans to employees	17	13	10
	22	18	14
Less: Allowance for doubtful loans to employees	17	13	10
	5	5	4

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Current			
Unsecured, considered good			
Loans to subsidiaries (*Refer to Note 2.25*)	69	91	24
Other loans			
Loans to employees	241	264	201
	310	355	225
Total loans	315	360	229

2.7 Other financial assets

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Non-current			
Security deposits (1)	81	73	65
Rental deposits (1)(4)	135	119	45
	216	192	110
Current			
Security deposits (1)	2	1	1
Rental deposits (1)	2	2	6
Restricted deposits (1)	1,309	1,154	1,039
Unbilled revenues (1)(5)	3,200	2,673	2,423
Interest accrued but not due (1)	514	696	433
Foreign currency forward and options contracts (2)(3)	268	109	94
Others (1)(6)	108	166	49
	5,403	4,801	4,045
Total	5,619	4,993	4,155
(1) Financial assets carried at amortized cost	5,351	4,884	4,061
(2) Financial assets carried at fair value through other comprehensive income	52	–	–
(3) Financial assets carried at fair value through profit or loss	216	109	94
(4) Includes dues from subsidiaries (*Refer to Note 2.25*)	–	21	21
(5) Includes dues from subsidiaries (*Refer to Note 2.25*)	47	20	6
(6) Includes dues from subsidiaries (*Refer to Note 2.25*)	18	24	43

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.8 Trade receivables (1)

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Current			
Unsecured			
Considered good (2)	10,960	9,798	8,627
Considered doubtful	289	249	322
	11,249	10,047	8,949
Less: Allowances for credit losses	289	249	322
	10,960	9,798	8,627
(1) Includes dues from companies where directors are interested	1	1	6
(2) Includes dues from subsidiaries (*Refer to Note 2.25*)	235	244	309

2.9 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Balances with banks			
In current and deposit accounts	12,222	24,276	23,722
Cash on hand	–	–	–
Others			
Deposits with financial institution	6,931	4,900	4,000
	19,153	29,176	27,722
Balances with banks in unpaid dividend accounts	17	5	3
Deposit with more than 12 months maturity	6,765	237	182
Balances with banks held as margin money deposits against guarantees	394	336	185

Cash and cash equivalents as of March 31, 2017, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of ₹411 crore, ₹341 crore and ₹188 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividends bank accounts.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016
In current accounts		
ANZ Bank, Taiwan	3	13
Bank of America, USA	769	563
BNP Paribas Bank, Norway	7	–
Citibank N.A., Australia	8	24
Citibank N.A., India	2	1
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Citibank N.A., Hungary	3	–
Citibank N.A., Japan	12	15

Particulars	As at March 31, 2017	2016
Citibank N.A., New Zealand	6	2
Citibank N.A., South Africa	9	4
Citibank N.A., South Korea	1	–
Deutsche Bank, Philippines	4	11
Deutsche Bank, India	9	4
Deutsche Bank, EEFC (Euro account)	11	17
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, EEFC (Australian Dollar account)	38	2
Deutsche Bank, EEFC (U.S. Dollar account)	73	95
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, Belgium	10	59
Deutsche Bank, France	8	10
Deutsche Bank, Germany	48	17
Deutsche Bank, Netherlands	2	4
Deutsche Bank, Russia (U.S. Dollar account)	1	1
Deutsche Bank, Russia	3	2
Deutsche Bank, Singapore	6	4
Deutsche Bank, Switzerland	5	1
Deutsche Bank, Switzerland (U.S. Dollar Account)	1	–
Deutsche Bank, United Kingdom	25	170
Deutsche Bank, Malaysia	7	9
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	40	57
ICICI Bank, EEFC (U.S. Dollar account)	3	10
Nordbanken, Sweden	22	5
Punjab National Bank, India	6	4
Royal Bank of Canada, Canada	5	24
State Bank of India	6	7
	1,166	1,147
In deposit accounts		
Andhra Bank	–	848
Axis Bank	945	1,170
Barclays Bank	825	–
Canara Bank	–	1,861
Central Bank of India	–	1,518
Corporation Bank	–	1,185
HDFC Bank	349	2,500
HSBC Bank	500	–
ICICI Bank	4,351	3,755
IDBI Bank	1,750	1,750
IndusInd Bank	191	250
Indian Overseas Bank	–	1,000
Jammu & Kashmir Bank	–	25
Kotak Mahindra Bank	500	492
Oriental Bank of Commerce	–	1,967
South Indian Bank	200	–
Standard Chartered Bank	500	–
State Bank of India	–	2,310
Syndicate Bank	49	1,250

Particulars	As at March 31, 2017	2016
Union Bank of India	–	7
Vijaya Bank	–	200
Yes Bank	485	700
	10,645	22,788
In unpaid dividend accounts		
Axis Bank, unpaid dividend account	2	2
HDFC Bank, unpaid dividend account	2	1
ICICI Bank, unpaid dividend account	13	2
	17	5
In margin money deposits against guarantees		
Canara Bank	177	132
ICICI Bank	217	147
State Bank of India	–	57
	394	336
Deposits with financial institution		
HDFC Limited	6,231	4,900
LIC Housing Finance Ltd	700	–
	6,931	4,900
Total cash and cash equivalents as per Balance Sheet	19,153	29,176

2.10 Other assets

in ₹ crore

Particulars	As at March 31, 2017	2016	April 1, 2015
Non-current			
Capital advances	562	333	316
Advances other than capital advance			
Prepaid gratuity (*Refer to Note 2.22*)	56	2	26
Others			
Prepaid expenses	95	87	7
Deferred contract cost	283	333	–
	996	755	349
Current			
Advances other than capital advance			
Payment to vendors for supply of goods	87	58	60
Others			
Prepaid expenses [(1)]	387	209	71
Deferred contract cost	74	48	–
Withholding taxes and others	1,665	1,650	1,253
	2,213	1,965	1,384
Total other assets	3,209	2,720	1,733
[(1)] Includes dues from subsidiaries (*Refer to Note 2.25*)	56	43	–

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.11 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2017 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.9*)	19,153	–	–	–	–	19,153	19,153
Investments (*Refer to Note 2.5*)							
Equity, preference securities and others	–	–	3	132	–	135	135
Tax-free bonds and government bonds	1,833	–	–	–	–	1,833	[1] 2,142
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures [2]	2,129	–	–	–	–	2,129	2,129
Fixed maturity plan securities	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non-convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (*Refer to Note 2.8*)	10,960	–	–	–	–	10,960	10,960
Loans (*Refer to Note 2.6*)	315	–	–	–	–	315	315
Other financial assets (*Refer to Note 2.7*)	5,351	–	216	–	52	5,619	5,619
Total	39,741	–	2,482	132	11,364	53,719	
Liabilities							
Trade payables (*Refer to Note 2.14*)	269	–	–	–	–	269	269
Other financial liabilities (*Refer to Note 2.13*)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223	

(1) On account of fair value changes including interest accrued

(2) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.9*)	29,176	–	–	–	–	29,176	29,176
Investments (*Refer to Note 2.5*)							
Equity and preference securities	–	–	–	93	–	93	93
Tax-free bonds and government bonds	1,535	–	–	–	–	1,535	[1] 1,627
Redeemable, non-convertible debentures [2]	2,549	–	–	–	–	2,549	2,549
Trade receivables (*Refer to Note 2.8*)	9,798	–	–	–	–	9,798	9,798
Loans (*Refer to Note 2.6*)	360	–	–	–	–	360	360
Other financial assets (*Refer to Note 2.7*)	4,884	–	109	–	–	4,993	4,993
Total	48,302	–	109	93	–	48,504	
Liabilities							
Trade payables (*Refer to Note 2.14*)	623	–	–	–	–	623	623
Other financial liabilities (*Refer to Note 2.13*)	3,947	–	117	–	–	4,064	4,064
Total	4,570	–	117	–	–	4,687	

(1) On account of fair value changes including interest accrued

(2) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.9*)	27,722	–	–	–	–	27,722	27,722
Investments (*Refer to Note 2.5*)							
Equity and preference securities	–	–	–	1	–	1	1
Bonds and government bonds	1,234	–	–	–	–	1,234	(1) 1,269
Liquid mutual fund units	–	–	749	–	–	749	749
Trade receivables (*Refer to Note 2.8*)	8,627	–	–	–	–	8,627	8,627
Loans (*Refer to Note 2.6*)	229	–	–	–	–	229	229
Other financial assets (*Refer to Note 2.7*)	4,061	–	94	–	–	4,155	4,155
Total	41,873	–	843	1	–	42,717	
Liabilities							
Trade payables (*Refer to Note 2.14*)	124	–	–	–	–	124	124
Other financial liabilities (*Refer to Note 2.13*)	3,967	–	–	–	–	3,967	3,967
Total	4,091	–	–	–	–	4,091	

(1) On account of fair value changes including interest accrued

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2017 is as follows:

in ₹ crore

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual fund units (*Refer to Note 2.5*)	1,755	1,755	–	–
Investments in tax-free bonds (*Refer to Note 2.5*)	2,142	206	1,936	–
Investments in equity instruments (*Refer to Note 2.5*)	1	–	–	1
Investments in preference securities (*Refer to Note 2.5*)	131	–	–	131
Investments in fixed maturity plan securities (*Refer to Note 2.5*)	508	–	508	–
Investments in certificates of deposit (*Refer to Note 2.5*)	7,635	–	7,635	–
Investments in non-convertible debentures (*Refer to Note 2.5*)	3,677	3,160	517	–
Others (*Refer to Note 2.5*)	3	–	–	3
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts (*Refer to Note 2.7*)	268	–	268	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts (*Refer to Note 2.13*)	2	–	2	–
Liability towards contingent consideration (*Refer to Note 2.13*) (1)	85	–	–	85

(1) Discounted US$14 million (approximately ₹91 crore) at 14.2%

During the year ended March 31, 2017, tax-free bonds of ₹115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 was as follows:

in ₹ crore

Particulars	As of March 31, 2016	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in tax-free bonds (*Refer to Note 2.5*)	1,625	298	1,327	–
Investments in government bonds (*Refer to Note 2.5*)	2	2	–	–
Investments in equity instruments (*Refer to Note 2.5*)	1	–	–	1
Investments in preference securities (*Refer to Note 2.5*)	92	–	–	92
Derivative financial instruments – gain on foreign currency forward and options contracts (*Refer to Note 2.7*)	109	–	109	–
Liabilities				
Derivative financial instruments – loss on foreign currency forward and options contracts (*Refer to Note 2.13*)	2	–	2	–
Liability towards contingent consideration (*Refer to Note 2.13*) [(1)]	115	–	–	115

[(1)] Discounted US$20 million (approximately ₹132 crore) at 13.7%

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015 was as follows:

in ₹ crore

Particulars	As of April 1, 2015	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual fund units (*Refer to Note 2.5*)	749	749	–	–
Investments in tax-free bonds (*Refer to Note 2.5*)	1,269	533	736	–
Investments in equity instruments (*Refer to Note 2.5*)	1	–	–	1
Derivative financial instruments – gain on foreign currency forward and options contracts (*Refer to Note 2.7*)	94	–	94	–
Liabilities				
Derivative financial instruments – loss on foreign currency forward and options contracts (*Refer to Note 2.13*)	–	–	–	–

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of ₹40 crore and change in discount rates and passage of time.

The movement in Level 3 investments from fiscal 2016 to fiscal 2017 is on account of purchase of additional investments during the year and change in fair value.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax-free bonds and government bonds is based on quoted prices and market observable inputs. The fair value of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The amount invested and fair value of unquoted equity and preference securities of March 31, 2017 is ₹134 crore and ₹132 crore, respectively. The fair value is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors: The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risks from financial instruments as of March 31, 2017 were as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade receivables	7,611	1,005	793	533	361	10,303
Other financial assets (including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

The foreign currency risk from financial instruments as of March 31, 2016 were as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	670	107	178	26	93	1,074
Trade receivables	6,875	973	664	539	296	9,347
Other financial assets (including loans)	2,005	370	210	108	125	2,818
Trade payables	(199)	(42)	(133)	(32)	(39)	(445)
Other financial liabilities	(2,241)	(232)	(139)	(200)	(146)	(2958)
Net assets / (liabilities)	7,110	1,176	780	441	329	9,836

For each of the years ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and US dollar, has affected the Company's incremental operating margins by approximately 0.52%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details of the outstanding foreign exchange forward and options contracts are as follows:

in ₹ crore

Particulars	As of March 31, 2017		As of March 31, 2016	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	95	658	–	–
In GBP	40	324	–	–
In AUD	130	644	–	–
Options contracts				
In Euro	40	277	–	–
Other derivatives				
Forward contracts				
In USD	480	3,113	467	3,094
In Euro	106	735	84	633
In GBP	70	566	60	573
In AUD	30	149	50	255
In CHF	10	65	25	173
In SGD	5	23	–	–
In SEK	50	36	–	–
Options contracts				
In USD	195	1,265	125	828
In Euro	25	173	–	–
In GBP	30	243	–	–
In CAD	13	65	–	–
Total forwards and options		8,336		5,556

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

in ₹ crore

Particulars	As of March 31,	
	2017	2016
Not later than one month	2,215	1,468
Later than one month and not later than three months	4,103	3,260
Later than three months and not later than one year	2,018	828
	8,336	5,556

During the year ended March 31, 2017, the Company has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the Statement of Profit and Loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2017 is as follows:

in ₹ crore

	Year ended March 31, 2017
Balance at the beginning of the period	–
Gain / (Loss) recognized in other comprehensive income during the period	121
Amount reclassified to revenue during the period	(69)
Tax impact on above	(13)
Balance at the end of the period	39

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As of March 31, 2017		As of March 31, 2016	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	269	(3)	117	(10)
Amount set off	(1)	1	(8)	8
Net amount presented in Balance Sheet	268	(2)	109	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹10,960 crore and ₹9,798 crore as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to ₹3,200 crore and ₹2,673 crore as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of the adoption of Ind AS 109, the Group uses ECL model to assess the impairment loss or gain. The Group uses a provision matrix to compute the ECL allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The details of percentage of revenues generated from top customer and top five customers are as follows:

in %

Particulars	Year ended March 31,	
	2017	2016
Revenue from top customer	3.9	4.2
Revenue from top five customers	14.1	15.7

Credit risk exposure

The allowance for lifetime ECL on customer balances for the year ended March 31, 2017 was ₹135 crore. The reversal for lifetime ECL on customer balances for the year ended March 31, 2016 was ₹48 crore.

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Balance at the beginning	249	322
Impairment loss recognized / reversed	135	(48)
Amounts written off	(1)	(31)
Translation differences	(4)	6
Balance at the end	379	249

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi-government organizations, non-convertible debentures issued by government-aided institutions and certificates of deposit which are marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding bank borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2017, the Company had a working capital of ₹35,896 crore including cash and cash equivalents of ₹19,153 crore and current investments of ₹9,643 crore. As of March 31, 2016, the Company had a working capital of ₹34,509 crore including cash and cash equivalents of ₹29,176 crore and current investments of ₹2 crore.

As of March 31, 2017 and March 31, 2016, the outstanding compensated absences were ₹1,142 crore and ₹1,130 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details of the contractual maturities of significant financial liabilities as of March 31, 2017 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) (*Refer to Note 2.13*)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

The details of the contractual maturities of significant financial liabilities as of March 31, 2016 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	623	–	–	–	623
Other liabilities (excluding liability towards acquisition) (*Refer to Note 2.13*)	3,922	27	–	–	3,949
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	86	46	–	–	132

2.12 Equity

Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Authorized			
Equity shares, ₹5 par value			
2,40,00,00,000 (2,40,00,00,000 [2]) equity shares	1,200	1,200	600
Issued, subscribed and paid up			
Equity shares, ₹5 par value [1]			
2,29,69,44,664 (2,29,69,44,664 [2]) equity shares, fully paid up	1,148	1,148	574
	1,148	1,148	574

(1) Refer to Note 2.23 for details of basic and diluted shares.

(2) Represents number of shares as of March 31, 2016

The authorized equity shares were 1,20,00,00,000 and the issued, subscribed and paid-up shares were 1,14,84,72,332 as of April 1, 2015. Forfeited shares amounted to ₹1,500 (₹1,500).

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by ADSs carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

In the period of five years immediately preceding March 31, 2017:

- The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value ₹5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through a postal ballot. For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt (ADR) holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased the dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board, in its meeting on April 15, 2016, recommended a final dividend of ₹14.25 per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. This resulted in a cash outflow of ₹3,939 crore including corporate dividend tax. (*Refer to Note 2.2.1 for impact on transition to Ind AS*)

The Board, in its meeting on October 14, 2016, declared an interim dividend of ₹11 per equity share, which resulted in a cash outflow of ₹3,041 crore, inclusive of corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015 includes final dividend of ₹29.50 per equity share (not adjusted for the June 17, 2015 bonus issue) and an interim dividend of ₹10 per equity share.

The Board, in its meeting on April 13, 2017, has recommended a final dividend of ₹14.75 per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and, if approved, would result in a cash outflow of approximately ₹4,078 crore including corporate dividend tax.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholders holding more than 5% shares as at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore, except as stated otherwise

Name of the shareholder	As at March 31, 2017		As at March 31, 2016	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	38,33,17,937	16.69	38,53,17,937	16.78
Life Insurance Corporation of India	16,14,36,123	7.03	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2017 and March 31, 2016 is as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2017		As at March 31, 2016	
	No. of shares	Amount	No. of shares	Amount
At the beginning of the period	2,29,69,44,664	1,148	1,14,84,72,332	574
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,14,84,72,332	574
At the end of the period	2,29,69,44,664	1,148	2,29,69,44,664	1,148

Employee Stock Option Plan (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share-based Employee Benefits) Regulations, 2014 ('SEBI Regulations') which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options / ADRs and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan ('the 2015 Plan') for approval to the shareholders of the Company.

Pursuant to the approval by the shareholders through a postal ballot which ended on March 31, 2016, the Board of Directors has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over a period of four to seven years.

On August 1, 2016, the Company granted 17,83,615 RSUs (including equity shares and equity shares represented by ADSs) at par value, to employees up to mid-management (excluding grants made to Dr. Vishal Sikka). Further, the Company granted 73,020 incentive units (cash-settled) to eligible employees. These instruments will vest equally over a period of four years and are subject to continued service.

On November 1, 2016, the Company granted 9,70,375 RSUs (including equity shares and equity shares represented by ADSs) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADSs) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further, the Company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of four years and are subject to continued service.

On February 1, 2017, the Company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of four years and are subject to continued service.

As of March 31, 2017, 1,12,89,514 shares are held by the trust under the 2015 Plan, out of which 1,00,000 shares have been earmarked for welfare activities for employees. As of March 31, 2017, 1,06,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is ₹ 3 crore.

Pursuant to the approval from the shareholders through a postal ballot on March 31, 2016, Dr. Vishal Sikka (CEO & MD) is eligible to receive under the 2015 Plan, an annual grant of RSUs of fair value US $2 million which will vest over time, subject to continued service, and an annual grant of performance-based equity and stock options of US $5 million subject to achievement of performance targets set by the Board or its committee, which will vest over time. US $2 million of fair value in RSUs for fiscal 2017 was granted on August 1, 2016 amounting to 1,20,700 RSUs in equity shares represented by ADSs.

The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising RSUs amounting to US $1.9 million and ESOPs amounting to US $0.96 million. Further, the Board also approved the annual time-based vesting grant for fiscal 2018 amounting to RSUs of US $2 million. These RSUs and ESOPs will be granted w.e.f. May 2, 2017. Though the performance-based RSUs and stock options for fiscal 2017 and time-based RSUs for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102, *Share-Based Payment*, the Company has recorded employee stock-based compensation expense. The Company has recorded employee stock-based compensation expense of ₹ 28 crore and ₹ 7 crore during the years ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017. These RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with Ind AS 102, *Share-Based Payment*, the Company has recorded employee stock-based compensation expense for the same during the year ended March 31, 2017.

2011 RSU Plan ('the 2011 Plan') now called 2015 Stock Incentive Compensation Plan ('the 2015 Plan'): The Company had a 2011 RSU Plan which provided for the grant of RSUs to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on the date of approval of the plan adjusted for bonus shares, and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further, the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide a postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the Company made a grant of 1,08,268 RSUs (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of nomination and remuneration committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to the achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 'the 2011 RSU Plan') for equity-settled share-based payment transactions during the year ended March 31, 2017 is as follows:

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: Indian equity shares (RSU – IES)		
Outstanding at the beginning (1)	2,21,505	5
Granted	18,78,025	5
Forfeited and expired	61,540	5
Exercised	34,062	5
Outstanding at the end	20,03,928	5
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs – IES)		
Outstanding at the beginning	–	–
Granted	3,09,650	998

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price (₹)
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	3,09,650	998
Exercisable at the end	–	–

(1) Adjusted for bonus issues (*Refer to Note 2.12 above*)

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: American Depositary Shares (RSU – ADS)		
Outstanding at the beginning	–	–
Granted	9,96,665	0.07
Forfeited and expired	39,220	0.07
Exercised	–	–
Outstanding at the end	9,57,445	0.07
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs – ADS)		
Outstanding at the beginning	–	–
Granted	8,96,200	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	8,88,000	15.26
Exercisable at the end	–	–

The activity in the 2015 Plan (formerly 'the 2011 RSU Plan') for equity-settled, share-based payment transactions during the year ended March 31, 2016 was as follows:

Particulars	Year ended March 31, 2016	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: Indian equity shares (IES)		
Outstanding at the beginning [1]	1,08,268	5
Granted	1,24,061	5
Forfeited and expired	–	–
Exercised [1]	10,824	5
Outstanding at the end	2,21,505	5
Exercisable at the end	–	–

(1) adjusted for bonus issues (*Refer to Note 2.12 above*)

During the year ended March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹1,084. During the year ended March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹1,088.

The details of the equity-settled RSUs and ESOPs outstanding as of March 31, 2017 are as follows:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan: ADS and IES			
0-5 (RSU)	29,61,373	1.88	5.00
900-1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity-settled RSU is estimated on the date of grant using the Black-Scholes-Merton model, with the following assumptions:

Particulars	For options granted in fiscal 2017			
	Equity shares		ADSs	
	RSU	ESOP	RSU	ESOP
Grant date	1-Nov-16	1-Nov-16	1-Nov-16	1-Nov-16
Weighted average share price (₹) / ($ – ADS)	989	989	15.26	15.26
Exercise price (₹) / ($ – ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6-7	6-7	1-2	1-2
Weighted average fair value as on grant date (₹) / ($ – ADS)	929	285	14.35	3.46

Particulars	For options granted in			
	Fiscal 2017- Equity shares - RSU	Fiscal 2017- ADS - RSU	Fiscal 2016- Equity shares - RSU	Fiscal 2015- Equity shares - RSU
Grant date	1-Aug-16	1-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price (₹) / ($ – ADS) [1]	1,085	16.57	1,024	3,549
Exercise price (₹) / ($ – ADS) [1]	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37

Particulars	For options granted in			
	Fiscal 2017- Equity shares - RSU	Fiscal 2017- ADS - RSU	Fiscal 2016- Equity shares - RSU	Fiscal 2015- Equity shares - RSU
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6-7	0.5-1	7-8	8-9
Weighted average fair value as on grant date (₹) / ($ – ADS) [1]	1,019	15.59	948	3,355

[1] Data for fiscal 2015 is not adjusted for bonus issues.

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the years ended March 31, 2017 and March 31, 2016, the Company recorded an employee stock compensation expense of ₹ 107 crore and ₹ 7 crore in the Statement of Profit and Loss, which includes cash-settled stock compensation expense of ₹ 1 crore and nil, respectively.

2.13 Other financial liabilities

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Non-current			
Rental deposits [1]	–	27	27
Payable for acquisition of business (*Refer to Notes 2.5.1 and 2.5.2*)	40	35	–
	40	62	27
Current			
Unpaid dividends	17	5	3
Others			
Accrued compensation to employees	1,404	1,764	1,719
Accrued expenses [2]	2,013	1,707	1,582
Retention monies	153	58	50
Payable for acquisition of business (*Refer to Notes 2.5.1 and 2.5.2*)			
Deferred consideration	–	–	487
Contingent consideration	45	80	–
Client deposits	25	16	20
Capital creditors	36	66	37
Compensated absences	1,142	1,130	907
Other payables [3]	219	304	42
Foreign currency forward and options contracts	2	2	–
	5,056	5,132	4,847
Total financial liabilities	5,096	5,194	4,874
Financial liability carried at amortized cost	3,867	3,947	3,967
Financial liability carried at fair value through profit or loss	87	117	–
Liability towards acquisition of business on undiscounted basis	91	132	–
[1] Includes dues to subsidiaries (*Refer to Note 2.25*)	–	27	27
[2] Includes dues to subsidiaries (*Refer to Note 2.25*)	3	29	36
[3] Includes dues to subsidiaries (*Refer to Note 2.25*)	14	38	33

2.14 Trade payables

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Trade payables [1]	269	623	124
	269	623	124
[1] Includes dues to subsidiaries (*Refer to Note 2.25*)	135	145	102

As at March 31, 2017 and March 31, 2016, there are no outstanding dues to micro and small enterprises. There are no interests due or outstanding on the same.

2.15 Other liabilities

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Non-current			
Deferred income	42	–	–
	42	–	–
Current			
Unearned revenue	1,320	1,025	831
Others			
Withholding taxes and others	1,027	1,068	733
Deferred rent	2	–	–
	2,349	2,093	1,564
	2,391	2,093	1,564

2.16 Provisions

in ₹ crore

Particulars	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Current			
Others			
Post-sales client support and warranties and others	350	436	382
	350	436	382

Provision for post-sales client support and warranties and others

in ₹ crore

Particulars	Year ended March 31, 2017
Balance at the beginning	436
Provision recognized / (reversed)	86
Provision utilized	(167)
Exchange difference	(5)
Balance at the end	350

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of six months to one year.

2.17 Income taxes

Income tax expense in the Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Current taxes	5,068	4,898
Deferred taxes	52	9
Income tax expense	5,120	4,907

Current tax expense for the years ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) amounting to ₹218 crore and ₹331 crore respectively pertaining to prior periods.

Entire deferred income tax for the years ended March 31, 2017 and March 31, 2016 relates to origination and reversal of temporary differences.

During the years ended March 31, 2017 and March 31, 2016, a current tax credit of ₹8 crore and nil, respectively, have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2017, a deferred tax liability of ₹13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Profit before income tax	18,938	17,600
Enacted tax rates in India (%)	34.61	34.61
Computed expected tax expense	6,554	6,091
Tax effect due to non-taxable income for Indian tax purposes	(1,915)	(1,659)
Overseas taxes	735	709
Tax reversals, overseas and domestic	(218)	(330)
Effect of exempt non-operating income	(51)	(69)
Effect of non-deductible expenses	16	185
Additional deduction on research and development expense	–	(19)
Others	(1)	(1)
Income tax expense	5,120	4,907

The applicable Indian statutory tax rate for fiscal 2017 and fiscal 2016 is 34.61%.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones (SEZ) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately ₹5,995 crore. As of March 31, 2017, the Company has provided for branch profit tax of ₹327 crore for its U.S. branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes the ₹7 crore movement on account of exchange rate during the year ended March 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹5,309 crore and ₹4,195 crore as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The details of income tax assets and income tax liabilities as of March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Income tax assets	5,454	5,020	3,941
Current income tax liabilities	3,762	3,304	2,678
Net current income tax assets / (liability) at the end	1,692	1,716	1,263

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2017 and March 31, 2016 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Net current income tax asset / (liability) at the beginning	1,716	1,263
Income tax paid	5,033	5,350
Current income tax expense (*Refer to Note 2.17*)	(5,068)	(4,898)
Income tax on other comprehensive income	8	–
Tax benefit on the exercise of share-based payments	1	–
Translation difference	2	1
Net current income tax asset / (liability) at the end	1,692	1,716

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows :

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Deferred income tax assets			
Property, plant and equipment	107	146	210
Computer software	40	50	51
Accrued compensation to employees	35	46	29
Trade receivables	123	79	100
Compensated absences	336	359	280
Post-sales client support	93	76	72
Others	32	21	7
Total deferred income tax assets	766	777	749
Deferred income tax liabilities			
Branch profit tax	327	334	316
Others	93	38	–
Total deferred income tax liabilities	420	372	316
Deferred income tax assets after set off	346	405	433
Deferred income tax liabilities after set off	–	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2017 and March 31, 2016, is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Net deferred income tax asset at the beginning	405	433
Translation differences	6	(19)
Credits / (charge) relating to temporary differences (*Refer to Note 2.17*)	(52)	(9)
Temporary differences on other comprehensive income	(13)	–
Net deferred income tax asset at the end	346	405

The charge relating to temporary differences during the year ended March 31, 2017 is primarily on account of property, plant and equipment, accrued compensation and compensated absences partially offset by trade receivable. The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property, plant and equipment and trade receivables.

2.18 Revenue from operations

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Revenue from software services	59,257	53,334
Revenue from software products	32	649
	59,289	53,983

2.19 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Interest received on financial assets carried at amortized cost		
Tax-free bonds, government bonds and debentures	320	168
Deposits with banks and others	2,028	2,338
Interest received on financial assets fair valued through other comprehensive income		

Particulars	Year ended March 31,	
	2017	2016
Non-convertible debentures and certificates of deposit	182	–
Dividend received on investments carried at fair value through profit or loss		
Mutual fund units	23	57
Gain / (loss) on investments carried at fair value through profit or loss	111	–
Exchange gains / (losses) on foreign currency forward and options contracts	551	26
Exchange gains / (losses) on translation of other assets and liabilities	(324)	141
Miscellaneous income, net	171	276
	3,062	3,006

2.20 Expenses

in ₹ crore

Particulars	Year ended March 31	
	2017	2016
Employee benefit expenses		
Salaries including bonus	30,111	27,551
Contribution to provident and other funds	640	548
Share-based payments to employees (*Refer to Note 2.12*)	107	7
Staff welfare	86	101
	30,944	28,207
Cost of software packages and others		
For own use	729	663
Third-party items bought for service delivery to clients	506	386
	1,235	1,049
Other expenses		
Power and fuel	180	179
Brand and marketing	276	229
Operating lease payments	284	175
Rates and taxes	118	99
Repairs and maintenance	1,073	873
Consumables	31	28
Insurance	45	48
Provision for post-sales client support and warranties	84	18
Commission to non-whole-time directors	9	8
Impairment loss recognized / (reversed) on financial assets	140	(45)
Auditors' remuneration		
Statutory audit fees	2	2
Other services	–	–
Reimbursement of expenses	–	–
Contributions towards corporate social responsibility	215	202
Others	89	107
	2,546	1,923

2.21 Leases

The lease rentals charged during the period are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Lease rentals	284	175

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Future minimum lease payable	As at March 31, 2017	As at March 31, 2016	April 1, 2015
Not later than 1 year	275	170	101
Later than 1 year and not later than 5 years	809	417	284
Later than 5 years	631	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases, extend up to a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 Employee benefits

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2017 and March 31, 2016:

in ₹ crore

Particulars	As at March 31,	
	2017	2016
Change in benefit obligations		
Benefit obligations at the beginning	826	755
Service cost	111	106
Interest expense	61	55
Curtailment gain	(3)	–
Transfer of obligation	(1)	(34)
Remeasurements – Actuarial (gains) / losses	61	10
Benefits paid	(76)	(66)
Benefit obligations at the end	979	826
Change in plan assets		
Fair value of plan assets at the beginning	828	781
Interest income	69	59
Transfer of assets	–	(43)
Remeasurements – Return on plan assets excluding amounts included in interest income	11	7
Contributions	203	90
Benefits paid	(76)	(66)
Fair value of plan assets at the end	1,035	828
Funded status	56	2

The amount for the years ended March 31, 2017 and March 31, 2016 recognized in the Statement of Profit and Loss under employee benefit expenses is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Service cost	111	106
Net interest on the net defined benefit liability / asset	(8)	(4)
Curtailment gain	(3)	–
Net gratuity cost	100	102

The amount for the years ended March 31, 2017 and March 31, 2016 recognized in the statement of other comprehensive income is as follows:

in ₹ crore

Particulars	Year ended March 31	
	2017	2016
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	61	10
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(11)	(7)
	50	3

in ₹ crore

Particulars	Year ended March 31	
	2017	2016
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	49	–
	49	–

The weighted-average assumptions used to determine benefit obligations as at March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

in %

Particulars	As of March 31,		April 1,
	2017	2016	2015
Discount rate	6.9	7.8	7.8
Weighted average rate of increase in compensation levels	8.0	8.0	8.0

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2017 and March 31, 2016 are as follows:

Particulars	Year ended March 31,	
	2017	2016
Discount rate (%)	7.8	7.8
Weighted average rate of increase in compensation levels (%)	8.0	8.0
Weighted average duration of defined benefit obligation (years)	6.1	6.4

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately ₹57 crore.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately ₹49 crore.

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing salaries in Indian rupees and there are no other significant foreign-defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer-managed funds.

Actual return on assets for the years ended March 31, 2017 and March 31, 2016 was ₹80 crore and ₹66 crore, respectively.

The Company expects to contribute ₹85 crore to the gratuity trusts during fiscal 2018.

The maturity profile of defined benefit obligation is as follows:

in ₹ crore

Within 1 year	133
1-2 year	141
2-3 year	149
3-4 year	163
4-5 year	174
5-10 years	863

b. Superannuation

The Company contributed ₹151 crore and ₹227 crore to the Superannuation Trust during the years ended March 31, 2017 and March 31, 2016, respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases, the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India and based on the assumptions provided below, there is no shortfall as at March 31, 2017 and March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset positions are as follows:

in ₹ crore

Particulars	As of March 31,		April 1,
	2017	2016	2015
Plan assets at period end, at fair value	4,459	3,808	2,912
Present value of benefit obligation at period end	4,459	3,808	2,912
Asset recognized in Balance Sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,		April 1,
	2017	2016	2015
Government of India (GOI) bond yield (%)	6.90	7.80	7.80
Remaining term to maturity of portfolio (years)	6	7	7
Expected guaranteed interest rate			
First year (%)	8.60	8.75	8.75
Thereafter (%)	8.60	8.60	8.60

The Company contributed ₹378 crore and ₹345 crore during the years ended March 31, 2017 and March 31, 2016, respectively, and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident fund plans are applicable only to employees drawing salaries in Indian rupees and there are no other significant foreign-defined benefit plans.

Employee benefits cost include:

in ₹ crore

Particulars	Year ended March 31	
	2017	2016
Salaries and bonus [(1)]	30,315	27,534
Defined contribution plans	151	227
Defined benefit plans	478	446
	30,944	28,207

(1) Includes stock compensation expense of ₹107 crore for the year ended March 31, 2017 (₹7 crore for the year ended March 31, 2016), refer to Note 2.12.

2.23 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,	
	2017	2016
Basic earnings per equity share – weighted average number of equity shares outstanding	2,29,69,44,664	2,29,69,44,664
Effect of dilutive common equivalent shares – share options outstanding	2,15,006	–
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	2,29,71,59,670	2,29,69,44,664

For the year ended March 31, 2017, 77,942 options to purchase equity shares had an anti-dilutive effect. For the year ended March 31, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Contingent liabilities			
Claims against the Company, not acknowledged as debts [(2)] [Net of amount paid to statutory authorities ₹4,694 crore (₹4,386 crore)]	1,902	188	167
Commitments			
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,094	1,295	1,272
Other commitments [(1)]	37	–	–

(1) Uncalled capital pertaining to investments

(2) Claims against the Company not acknowledged as debts as on March 31, 2017 include demand from the Indian income tax authorities for payment of tax of ₹6,122 crore (₹4,135 crore), including interest of ₹1,885 crore (₹1,224 crore) upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010, 2011, 2012 and 2013. Demands were paid to statutory tax authorities in full except for fiscals 2009, 2011, 2012 and 2013.

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income-tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in

foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under Section 10A of the Income-tax Act and disallowance of profits earned from SEZ units under Section 10AA of the Income-tax Act. Demand for fiscals 2012 and 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under Section 10AA of the Income-tax Act and also others. The matters for fiscals 2007, 2008, 2009 and 2013 are pending before the Commissioner of Income Tax (Appeals), Bengaluru. The matter for fiscals 2010, 2011 and 2012 is pending before the Hon'ble Income Tax Appellate Tribunal (ITAT), Bengaluru.

The Company is contesting the demand and the Management, including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.25 Related party transactions

in %

Name of subsidiaries	Country	Holding as at		
		March 31, 2017	March 31, 2016	April 1, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98	99.98
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100	100
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100	100	100
Infosys Americas Inc., (Infosys Americas)	U.S.	100	100	100
Infosys (Czech Republic) Limited s.r.o. (*formerly Infosys BPO s. r. o*) (1)	Czech Republic	99.98	99.98	99.98
Infosys Poland Sp z.o.o (*formerly Infosys BPO (Poland) Sp z.o.o*) (1)	Poland	99.98	99.98	99.98
Infosys BPO S.de R.L. de.C.V. (1)(17)	Mexico	–	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98	99.98	99.98
Portland Group Pty Ltd (1)	Australia	99.98	99.98	99.98
Portland Procurement Services Pty Ltd (5)	Australia	–	–	–
Infosys BPO Americas LLC. (1)(16)	U.S.	99.98	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100	100	100
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100	100	100
Infosys Consulting Holding AG (Infosys Lodestone) (*formerly Lodestone Holding AG*)	Switzerland	100	100	100
Lodestone Management Consultants Inc. (3)	U.S.	100	100	100
Infosys Management Consulting Pty Limited (*formerly Lodestone Management Consultants Pty Limited*) (3)	Australia	100	100	100
Infosys Consulting AG (*formerly Lodestone Management Consultants AG*) (3)	Switzerland	100	100	100
Lodestone Augmentis AG (6)(18)	Switzerland	–	100	100
Lodestone GmbH (*formerly Hafner Bauer & Ödman GmbH*) (3)(20)	Switzerland	–	100	100
Infosys Consulting (Belgium) NV (*formerly Lodestone Management Consultants (Belgium) S.A.*) (4)	Belgium	99.90	99.90	99.90
Infosys Consulting GmbH (*formerly Lodestone Management Consultants GmbH*) (3)	Germany	100	100	100
Infosys Consulting Pte Ltd. (*formerly Lodestone Management Consultants Pte Ltd*) (21)	Singapore	100	100	100
Infosys Consulting SAS (*formerly Lodestone Management Consultants SAS*) (3)	France	100	100	100
Infosys Consulting s.r.o. (*formerly Lodestone Management Consultants s.r.o.*) (3)	Czech Republic	100	100	100
Lodestone Management Consultants GmbH (3)	Austria	100	100	100
Lodestone Management Consultants Co., Ltd. (3)	China	100	100	100
Infy Consulting Company Limited (*formerly Lodestone Management Consultants Ltd.*) (3)	U.K.	100	100	100

Name of subsidiaries	Country	Holding as at		
		March 31, 2017	March 31, 2016	April 1, 2015
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V)* (3)	The Netherlands	100	100	100
Infosys Consulting Ltda. (*formerly Lodestone Management Consultants Ltda.*) (4)	Brazil	99.99	99.99	99.99
Infosys Consulting Sp. Z.o.o. (*formerly Lodestone Management Consultants Sp. z o.o.*) (3)	Poland	100	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda (3)	Portugal	100	100	100
S.C. Infosys Consulting S.R.L. (*formerly S.C. Lodestone Management Consultants S.R.L.*) (3)	Romania	100	100	100
Infosys Consulting S.R.L. (*formerly Lodestone Management Consultants S.R.L.*) (3)	Argentina	100	100	100
Infosys Canada Public Services Ltd. (8)	Canada	–	–	–
Infosys Nova Holdings LLC. (Infosys Nova) (9)	U.S.	100	100	100
Panaya Inc. (Panaya) (10)	U.S.	100	100	100
Panaya Ltd. (11)	Israel	100	100	100
Panaya GmbH (11)	Germany	100	100	100
Panaya Pty Ltd (11)(19)	Australia	–	–	–
Panaya Japan Co. Ltd. (11)	Japan	100	100	100
Skava Systems Pvt. Ltd. (Skava Systems) (12)	India	100	100	–
Kallidus Inc. (Kallidus) (13)	U.S.	100	100	–
Noah Consulting LLC (Noah) (14)	U.S.	100	100	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100	100	–

(1) Wholly-owned subsidiary of Infosys BPO.
(2) Under liquidation
(3) Wholly-owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4) Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5) Wholly-owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6) Wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7) Incorporated effective February 14, 2014 (*Refer to Note 2.5.3*)
(8) Wholly-owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9) Incorporated effective January 23, 2015
(10) On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc.
(11) Wholly-owned subsidiary of Panaya Inc.
(12) On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (*Refer to Note 2.5.2*)
(13) On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (*Refer to Note 2.5.2*)
(14) On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (*Refer to Note 2.5.1*)
(15) Wholly-owned subsidiary of Noah
(16) Incorporated effective November 20, 2015
(17) Liquidated effective March 15, 2016
(18) Liquidated effective October 5, 2016
(19) Liquidated effective November 16, 2016
(20) Liquidated effective December 21, 2016
(21) Wholly-owned subsidiary of Infosys

Infosys has provided guarantee for the performance of certain contracts entered into by its subsidiaries.

in %

Name of associate	Country	Holding as at		
		March 31, 2017	March 31, 2016	April 1, 2015
DWA Nova LLC (1)	U.S.	16	16	20

(1) Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys

Particulars	Country	Nature of relationship
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

- U. B. Pravin Rao
- Dr. Vishal Sikka

Non-whole-time directors

- K. V. Kamath (*resigned effective June 5, 2015*)
- Prof. Jeffrey S. Lehman
- R. Seshasayee
- Ravi Venkatesan
- Kiran Mazumdar-Shaw
- Carol M. Browner (*resigned effective November 23, 2015*)
- Prof. John W. Etchemendy
- Roopa Kudva
- Dr. Punita Kumar-Sinha (*appointed effective January 14, 2016*)
- D. N. Prahlad (*appointed effective October 14, 2016*)

Executive officers

M. D. Ranganath *Chief Financial Officer* *(effective October 12, 2015)*	David D. Kennedy *General Counsel and Chief Compliance Officer* *(till December 31, 2016)*
Rajiv Bansal *Chief Financial Officer* *(till October 12, 2015)*	Mohit Joshi *President* *(effective October 13, 2016)*
Rajesh K. Murthy *President* *(effective October 13, 2016)*	Ravi Kumar S. *President and Deputy Chief Operating Officer* *(effective October 13, 2016)*
Sandeep Dadlani *President* *(effective October 13, 2016)*	Krishnamurthy Shankar *Group Head – Human Resources* *(effective October 13, 2016)*
Gopi Krishnan Radhakrishnan *Acting General Counsel* *(effective January 1, 2017)*	

Company Secretary

A. G. S. Manikantha (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at March 31, 2017, March 31, 2016 and April 1, 2015 are as follows :

in ₹ crore

Particulars	As at		
	March 31, 2017	March 31, 2016	April 1, 2015
Investment in debentures			
EdgeVerve [(2)]	2,129	2,549	–
	2,129	2,549	–

Particulars	As at		
	March 31, 2017	March 31, 2016	April 1, 2015
Trade receivables			
Infosys China	41	29	16
Infosys Mexico	2	6	1
Infosys Brasil	1	1	5
Infosys BPO	5	5	1
Infy Consulting Company Ltd.	73	8	26
EdgeVerve	–	–	14
Infosys Public Services	61	153	246
Infosys Sweden	1	28	–
Kallidus	6	–	–
Infosys McCamish Systems LLC	1	–	–
Panaya Ltd.	44	14	–
	235	244	309
Loans [(1)]			
Infy Consulting Company Ltd.	–	–	6
Infosys Sweden	–	24	–
Infosys Technologies China	69	67	–
EdgeVerve	–	–	18
	69	91	24
Prepaid and other financial assets			
Infosys BPO	5	5	1
Infosys Public Services	–	8	4
EdgeVerve	–	3	14
Panaya	57	43	–
Infosys Consulting SAS	3	6	3
Infosys Consulting GmbH	1	1	1
Infosys China	1	–	–
Infy Consulting Company Ltd.	4	1	20
Infosys Consulting AG	1	–	–
Infy Consulting B.V.	1	–	–
Infosys Consulting Pte Ltd.	1	–	–
	74	67	43
Unbilled revenues			
Infosys Consulting SAS	–	–	1
EdgeVerve	45	20	–
Kallidus	2	–	–
Infosys McCamish Systems LLC	–	–	5
	47	20	6
Trade payables			
Infosys China	10	10	10
Infosys BPO	33	6	–
Infosys (Czech Republic) Limited s.r.o.	3	2	–
Portland Group Pty Ltd	–	–	1
Infosys Mexico	2	2	1
Infosys Sweden	5	8	5
Infosys Management Consulting Pty Limited	8	16	10

Particulars	As at		
	March 31, 2017	March 31, 2016	April 1, 2015
Infosys Consulting Pte Ltd.	4	7	8
Infy Consulting Company Ltd.	9	83	65
Infosys Brasil	1	–	2
Noah Consulting LLC	17	–	–
Panaya Ltd.	1	9	–
Infosys Public Services	3	2	–
Kallidus	35	–	–
Infosys Poland Sp Z.o.o	1	–	–
Noah Information Management Consulting Inc.	3	–	–
	135	145	102
Other financial liabilities			
Infosys BPO	2	27	16
Infosys McCamish Systems LLC	–	–	2
Infosys Consulting AG	–	1	1
Infy Consulting Company Ltd.	–	1	1
EdgeVerve	–	–	9
Panaya Ltd.	–	1	–
Infosys Public Services	–	7	4
Infosys Consulting Holding AG	10	–	–
Infosys Consulting GmbH	1	–	–
Infosys Mexico	1	1	–
	14	38	33
Accrued expenses			
Infosys BPO	–	1	(1)
Kallidus Inc.	–	18	–
Panaya Ltd	3	–	–
Noah Consulting, LLC	–	10	–
EdgeVerve	–	–	37
	3	29	36
Rental Deposit given for shared services			
Infosys BPO	–	21	21
Rental Deposit taken for shared services			
Infosys BPO	–	27	27

[1] The above loans were given in accordance with the terms and conditions of the loan agreement and carry an interest rate of 6% per annum each and is repayable within a period of one year and at any time within four years from the date of grant for Infosys China and Infosys Sweden respectively.

[2] At an interest rate of 8.5% per annum.

in ₹ crore

Particulars	Maximum amount outstanding during	
	2017	2016
Loans and advances in the nature of loans given to subsidiaries		
Infosys China	72	68
EdgeVerve	–	110
Kallidus Inc.	–	10
Infosys Sweden	25	24
Infosys Consulting Holding AG	–	6

The details of the related-party transactions entered into by the Company, in addition to the lease commitments described in Note 2.21, for the years ended March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Capital transactions		
Financing transactions		
Equity		
EdgeVerve	–	850
Infosys China	67	–
Infosys Sweden	76	–
Infosys Shanghai	180	258
Infosys Consulting Pte Ltd	10	–
Noah Consulting LLC	71	–
	404	1,108
Debenture given / (repaid)		
EdgeVerve	(420)	2,549
	(420)	2,549
Loans (net of repayment) [1]		
Kallidus	–	–
Infosys Sweden	(1)	23
Infosys China	3	68
EdgeVerve	–	(18)
Infy Consulting Company Limited	–	(6)
	2	67
Cash paid under business transfer		
EdgeVerve	–	335
	–	335
Revenue transactions		
Purchase of services		
Infosys China	120	126
Infosys Management Consulting Pty Limited	125	130
Infy Consulting Company Limited	697	882
Infosys Consulting Pte Ltd.	36	104
Portland Group Pty Ltd	3	2
Infosys (Czech Republic) Limited s.r.o.	31	17
Infosys BPO	391	341
Infosys Sweden	72	79
Infosys Mexico	22	11
Infosys Public Services	22	11
Panaya Ltd.	50	20
Infosys Brasil	8	10
Infosys Poland Sp Z.o.o	4	–
Kallidus	75	18
Noah Consulting, LLC	135	10

Particulars	Year ended March 31,	
	2017	2016
Noah Information Management Consulting Inc.	4	–
	1,795	1,761
Purchase of shared services including facilities and personnel		
Panaya Ltd.	2	–
Infosys BPO	19	18
	21	18
Interest income		
Infosys China	4	–
Infosys Sweden	1	1
EdgeVerve	197	62
	202	63
Sale of services		
Infosys China	15	11
Infosys Mexico	31	37
Infy Consulting Company Limited	75	30
Infosys Brasil	12	7
Infosys BPO	58	69
McCamish Systems LLC	1	3
Infosys Sweden	17	27
EdgeVerve	303	–
Kallidus	6	–
Infosys Public Services	893	900
	1,411	1,084
Sale of shared services including facilities and personnel		
EdgeVerve	40	143
Panaya Ltd.	32	15
Infy Consulting Company Limited	3	5
Infosys Public Services	1	–
Infosys BPO	46	42
Infy Consulting B.V	1	–
Infosys Consulting SAS	2	1
	125	206

(1) Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Transactions with key managerial personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers under Ind AS 24:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	84	101
Commission and other benefits to non-executive / independent directors	10	9
Total	94	110

(1) Includes stock compensation expense of ₹36 crore for the year ended March 31, 2017 (₹7 crore for the year ended March 31, 2016) towards key managerial personnel. Refer to Note 2.12.

(2) Year ended March 31, 2017 includes ₹6 crore payable under severance agreement to David D. Kennedy, who stepped down as General Counsel and Chief Compliance Officer w.e.f. December 31, 2016.

(3) Year ended March 31, 2016 includes ₹17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial Officer w.e.f. October 12, 2015.

(4) The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, US $0.82 million as variable pay to CEO for the year ended March 31, 2017. The shareholders vide a postal ballot had approved a variable pay of US$3 million at target.

Pursuant to the approval from the shareholders through a postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSUs of fair value US$2 million which will vest over time, subject to continued service and an annual grant of performance-based equity and stock options of US$5 million subject to the achievement of performance targets set by the Board or its committee, which will vest over time. The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising RSUs amounting to US$1.9 million and ESOPs amounting to US$0.96 million. Further, the Board also approved the annual time-based vesting grant for fiscal 2018 amounting to RSUs of US$2 million. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

The year ended March 31, 2016 includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) to CEO. The shareholders at the extraordinary general meeting dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee, approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.

(5) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U. B. Pravin Rao, COO and whole-time director, w.e.f. November 1, 2016.

Further, the nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, COO, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

2.26 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) The gross amount required to be spent by the Company during the year is ₹287 crore.

b) The details of the amount spent during the year on CSR activities are as follows:

in ₹ crore

Sl. No.	Particulars	In cash	Yet to be paid in cash	Total
(i)	Construction / acquisition of any asset	75	–	75
(ii)	On purposes other than (i) above	215	–	215

2.27 Disclosure on Specified Bank Notes

During the year, the Company had Specified Bank Notes (SBNs) or other denomination notes as defined in the MCA notification, G.S.R. 308(E), dated March 31, 2017. The details of SBNs held and transacted during the period from November 8, 2016 to December 30, 2016, the denomination-wise SBNs and other notes as per the notification are as follows:

in ₹

Particulars	SBNs [1]	Other denomination notes	Total
Closing cash in hand as on November 8, 2016	2,32,000	3,52,117	5,84,117
Add: Permitted receipts	–	5,61,236	5,61,236
Less: Permitted payments	(98,000)	(7,65,438)	(8,63,438)
Less: Amount deposited in Banks	(1,34,000)	–	(1,34,000)
Closing cash in hand as on December 30, 2016	–	1,47,915	1,47,915

[1] For the purposes of this clause, the term 'Specified Bank Notes' shall have the same meaning provided in the notification of the Government of India, in the Ministry of Finance, Department of Economic Affairs number S.O. 3407(E), dated November 8, 2016.

2.28 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE), and all other segments. All other segments represent the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprises all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses, such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly, these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information are collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

For the years ended March 31, 2017 and *March 31, 2016:*

in ₹ crore

Particulars	FS [1]	MFG [2]	ECS [3]	RCL [4]	HILIFE [5]	Hi-Tech	All other segments	Total
Revenue from operations	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
	14,846	*5,434*	*12,124*	*9,411*	*6,392*	*4,736*	*1,040*	*53,983*
Identifiable operating expenses	8,408	3,136	6,931	5,127	3,607	2,595	788	30,592
	7,582	*2,855*	*5,745*	*4,615*	*3,204*	*2,367*	*583*	*26,951*
Allocated expenses	3,036	1,180	2,713	1,994	1,369	952	236	11,480
	3,079	*1,143*	*2,550*	*1,979*	*1,344*	*996*	*218*	*11,309*
Segment operating income	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
	4,185	*1,436*	*3,829*	*2,817*	*1,844*	*1,373*	*239*	*15,723*
Unallocable expenses								1,341
								1,129
Operating profit								15,876
								14,594
Other income, net								3,062
								3,006
Profit before income tax								18,938
								17,600
Income tax expense								5,120
								4,907
Net profit								13,818
								12,693
Depreciation and amortization								1,331
								1,115
Non-cash expenses other than depreciation and amortization								10
								14

[1] Financial Services
[2] Manufacturing
[3] Energy & utilities, Communications and Services
[4] Retail, Consumer packaged goods and Logistics
[5] Life Sciences, Healthcare and Insurance

Geographic segments

For the years ended March 31, 2017 and *March 31, 2016:*

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,578	13,019	1,798	5,894	59,289
	35,638	*11,775*	*1,274*	*5,296*	*53,983*
Identifiable operating expenses	20,337	6,664	786	2,805	30,592
	18,052	*5,868*	*568*	*2,463*	*26,951*
Allocated expenses	7,479	2,523	345	1,133	11,480
	7,493	*2,471*	*255*	*1,090*	*11,309*
Segment operating income	10,762	3,832	667	1,956	17,217
	10,093	*3,436*	*451*	*1,743*	*15,723*
Unallocable expenses					1,341
					1,129
Operating profit					15,876
					14,594
Other income, net					3,062
					3,006
Profit before income tax					18,938
					17,600
Income tax expense					5,120
					4,907
Net profit					13,818
					12,693
Depreciation and amortization					1,331
					1,115
Non-cash expenses other than depreciation and amortization					10
					14

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2017 and March 31, 2016.

2.29 Function-wise classification of the Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Revenue from operations	59,289	53,983
Cost of sales	37,057	33,409
Gross Profit	22,232	20,574
Operating expenses		
Selling and marketing expenses	2,728	2,695
General and administration expenses	3,628	3,285
Total operating expenses	6,356	5,980
Operating profit	15,876	14,594
Other income, net	3,062	3,006
Profit before tax	18,938	17,600
Tax expense		
Current tax	5,068	4,898
Deferred tax	52	9
Profit for the period	13,818	12,693
Other comprehensive income		
Items that will not be reclassified subsequently to profit or loss		
Remeasurement of the net defined benefit liability / asset	(42)	(2)
Equity instruments through other comprehensive income	(5)	–
	(47)	(2)
Items that will be reclassified subsequently to profit or loss		
Fair value changes on cash flow hedges, net	39	–
Fair value changes on investments, net	(10)	–
	29	–
Total other comprehensive income, net of tax	(18)	(2)
Total comprehensive income for the period	13,800	12,691

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number: 205385
Bengaluru
April 13, 2017

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Consolidated Ind AS Financial Statements

We have audited the accompanying consolidated Ind AS financial statements of Infosys Limited ('the Holding Company') and its subsidiaries (collectively referred to as 'the Company' or 'the Group'), which comprise the Consolidated Balance Sheet as at 31 March 2017, the Consolidated Statement of Profit and Loss (including other comprehensive income), the Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Equity for the year then ended and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as 'the consolidated Ind AS financial statements').

Management's Responsibility for the Consolidated Ind AS Financial Statements

The Holding Company's Board of Directors is responsible for the preparation of these consolidated Ind AS financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as 'the Act') that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated changes in equity of the Group in accordance with the accounting principles generally accepted in India, including the Accounting Standards (Ind AS) prescribed under Section 133 of the Act read with relevant rules issued thereunder. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated Ind AS financial statements by the Directors of the Holding Company, as aforesaid.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated Ind AS financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated Ind AS financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated Ind AS financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated Ind AS financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company's preparation of the consolidated Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company's Board of Directors, as well as evaluating the overall presentation of the consolidated Ind AS financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated Ind AS financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India including the Ind AS, of the consolidated financial position of the Group, as at 31 March 2017 and its consolidated financial performance including other comprehensive income, its consolidated cash flows and the consolidated changes in equity for the year then ended.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, we report, that:
   a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated Ind AS financial statements.
   b. In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated Ind AS financial statements have been kept so far as it appears from our examination of those books.
   c. The consolidated Balance Sheet, the consolidated Statement of Profit and Loss, the Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity dealt with by this report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated Ind AS financial statements.
   d. In our opinion, the aforesaid consolidated Ind AS financial statements comply with the accounting standards specified under Section 133 of the Act, read with relevant rules issued thereunder.
   e. On the basis of the written representations received from the directors of the Holding Company as on 31 March 2017 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the Directors of the Group companies incorporated in India is disqualified as on 31 March 2017 from being appointed as a Director of that company in terms of Section 164(2) of the Act.
   f. With respect to the adequacy of the internal financial controls over financial reporting of the Group and the operating effectiveness of such controls, refer to our separate report in 'Annexure A'; and
   g. With respect to the other matters to be included in the Auditors' Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:
      i. the consolidated Ind AS financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer to Note 2.24 to the consolidated Ind AS financial statements;
      ii. provision has been made in the consolidated Ind AS financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivatives contracts. Refer to Note 2.16 to the consolidated financial statements;
      iii. there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and its subsidiary companies incorporated in India; and
      iv. the Company has provided requisite disclosures in its consolidated Ind AS financial statements as to holdings as well as dealings in Specified Bank Notes during the period from 8 November, 2016 to 30 December, 2016 and these are in accordance with the books of accounts maintained by the Company. Refer to Note 2.28 to the consolidated Ind AS financial statements.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bengaluru
13 April, 2017

Annexure A to the Auditors' Report

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

In conjunction with our audit of the consolidated Ind AS financial statements of the Company as of and for the year ended 31 March 2017, we have audited the internal financial controls over financial reporting of Infosys Limited ('the Holding Company') and its subsidiary companies which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial

reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors' Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting ('the Guidance Note') issued by ICAI and the Standards on Auditing, issued by ICAI and deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Ind AS financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2017, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bengaluru
13 April, 2017

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
ASSETS				
Non-current assets				
Property, plant and equipment	2.4	9,751	8,637	7,685
Capital work-in-progress		1,365	960	776
Goodwill	2.5	3,652	3,764	3,091
Other intangible assets	2.5	776	985	638
Investment in associate	2.25	71	103	93
Financial assets				
Investments	2.6	6,382	1,714	1,305
Loans	2.7	29	25	31
Other financial assets	2.8	309	286	173
Deferred tax assets (net)	2.17	540	536	536
Income tax assets (net)	2.17	5,716	5,230	4,089
Other non-current assets	2.11	1,059	1,357	698
Total non-current assets		29,650	23,597	19,115
Current assets				
Financial assets				
Investments	2.6	9,970	75	874
Trade receivables	2.9	12,322	11,330	9,713
Cash and cash equivalents	2.10	22,625	32,697	30,367
Loans	2.7	272	303	222
Other financial assets	2.8	5,980	5,190	4,527
Other current assets	2.11	2,536	2,158	1,541
Total current assets		53,705	51,753	47,244
Total assets		83,355	75,350	66,359
EQUITY AND LIABILITIES				
Equity				
Equity share capital	2.13	1,144	1,144	572
Other equity		67,838	60,600	54,198
Total equity attributable to equity holders of the Company		68,982	61,744	54,770
Non-controlling interests		–	–	–
Total equity		68,982	61,744	54,770
Liabilities				
Non-current liabilities				
Financial liabilities				
Other financial liabilities	2.14	70	69	–
Deferred tax liabilities (net)	2.17	207	252	159
Other non-current liabilities	2.15	83	46	47
Total non-current liabilities		360	367	206
Current liabilities				
Financial liabilities				
Trade payables		367	386	140
Other financial liabilities	2.14	6,349	6,302	5,983
Other current liabilities	2.15	3,007	2,629	1,964
Provisions	2.16	405	512	478
Income tax liabilities (net)	2.17	3,885	3,410	2,818
Total current liabilities		14,013	13,239	11,383
Total equity and liabilities		83,355	75,350	66,359

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number: 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2017

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note	For the year ended March 31, 2017	2016
Revenue from operations	2.18	68,484	62,441
Other income, net	2.19	3,080	3,123
Total income		71,564	65,564
Expenses			
Employee benefit expenses	2.20	37,659	34,406
Deferred consideration pertaining to acquisition		–	149
Cost of technical sub-contractors		3,833	3,531
Travel expenses		2,235	2,263
Cost of software packages and others	2.20	1,597	1,274
Communication expenses		549	449
Consultancy and professional charges		763	779
Depreciation and amortization expenses	2.4 & 2.5	1,703	1,459
Other expenses	2.20	3,244	2,511
Total expenses		51,583	46,821
Profit before non-controlling interests / share in net loss of associate		19,981	18,743
Share in net loss of associate and others		(30)	(3)
Profit before tax		19,951	18,740
Tax expense			
Current tax	2.17	5,653	5,318
Deferred tax	2.17	(55)	(67)
Profit for the period		14,353	13,489
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset		(45)	(12)
Equity instruments through other comprehensive income		(5)	–
		(50)	(12)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.12	39	–
Exchange differences on translation of foreign operations		(257)	303
Fair value changes on investments, net		(10)	–
		(228)	303
Total other comprehensive income, net of tax		(278)	291
Total comprehensive income for the period		14,075	13,780
Profit attributable to			
Owners of the Company		14,353	13,489
Non-controlling interests		–	–
		14,353	13,489
Total comprehensive income attributable to			
Owners of the Company		14,075	13,780
Non-controlling interests		–	–
		14,075	13,780
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		62.80	59.02
Diluted (₹)		62.77	59.02
Weighted average equity shares used in computing earnings per equity share	2.23		
Basic		2,28,56,39,447	2,28,56,16,160
Diluted		2,28,63,96,745	2,28,57,18,894

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number: 205385
Bengaluru
April 13, 2017

R. Seshasayee
Chairman

Roopa Kudva
Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

M. D. Ranganath
Chief Financial Officer

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

A. G. S. Manikantha
Company Secretary

Consolidated Statements of Changes in Equity

in ₹ crore

Particulars	Equity share capital (1)	OTHER EQUITY											Total equity attributable to equity holders of the Company
		Reserves and surplus							Other comprehensive income				
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income	
Balance as of April 1, 2015	572	2,784	41,606	54	9,336	2	–	4	–	411	–	1	54,770
Changes in equity for the year ended March 31, 2016													
Increase in share capital on account of bonus issue (1) (*Refer to Note 2.13*)	572	–	–	–	–	–	–	–	–	–	–	–	572
Amounts utilized for bonus issue (*Refer to Note 2.13*) (1)	–	(572)	–	–	–	–	–	–	–	–	–	–	(572)
Exercise of stock options	–	1	–	–	–	(1)	–	–	–	–	–	–	–
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–	–
Transfer to other reserve	–	–	(1)	–	–	–	–	1	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(591)	–	–	–	591	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	591	–	–	–	(591)	–	–	–	–	–	–
Share-based payments to employees (*Refer to Note 2.13*)	–	–	–	–	–	7	–	–	–	–	–	–	7
Remeasurement of the net defined benefit liability / asset, net of tax effect (*Refer to Notes 2.22.1 and 2.17*)	–	–	–	–	–	–	–	–	–	–	–	(12)	(12)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,814)	–	–	–	–	–	–	–	–	–	(6,814)
Profit for the period	–	–	13,489	–	–	–	–	–	–	–	–	–	13,489
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	304	–	–	304
Balance as of March 31, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	715	–	(11)	61,744

Consolidated Statements of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity share capital (1)	OTHER EQUITY											Total equity attributable to equity holders of the Company
		Reserves and surplus							Other comprehensive income				
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income	
Balance as of April 1, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	715	–	(11)	61,744
Changes in equity for the year ended March 31, 2017													
Share-based payments to employees (*Refer to Note 2.13*)	–	–	–	–	–	114	–	–	–	–	–	–	114
Income tax benefit arising on exercise of stock options	–	–	–	–	–	1	–	–	–	–	–	–	1
Exercise of stock options (*Refer to Note 2.13*)	–	3	–	–	–	(3)	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,952)	–	–	–	–	–	–	–	–	–	(6,952)
Transfer to general reserve	–	–	(1,582)	–	1,582	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(953)	–	–	–	953	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	953	–	–	–	(953)	–	–	–	–	–	–
Remeasurement of the net defined benefit liability / asset, net of tax effect (*Refer to Notes 2.22.1 and 2.17*)	–	–	–	–	–	–	–	–	–	–	–	(45)	(45)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	(5)	–	–	–	(5)
Fair value changes on derivatives designated as cash flow hedge, net of tax (*Refer to Note 2.12*)	–	–	–	–	–	–	–	–	–	–	39	–	39
Fair value changes on investments, net of tax effect	–	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Profit for the period	–	–	14,353	–	–	–	–	–	–	–	–	–	14,353
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	(257)	–	–	(257)
Balance as of March 31, 2017	1,144	2,216	52,882	54	12,135	120	–	5	(5)	458	39	(66)	68,982

Notes: The non-controlling interest for each of the above periods is less than ₹1 crore

(1) Net of treasury shares

(2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA (1) (ii) of the Income-tax Act,1961. The Reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA (2) of the Income-tax Act, 1961.

(3) Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bengaluru
April 13, 2017

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Consolidated Statement of Cash Flows

in ₹ crore

Particulars	For the year ended March 31,	
	2017	2016
Cash flows from operating activities		
Profit for the period	14,353	13,489
Adjustments to reconcile net profit to net cash provided by operating activities		
Income tax expense	5,598	5,251
Depreciation and amortization	1,703	1,459
Interest and dividend income	(2,668)	(2,697)
Impairment loss on financial assets	132	(52)
Exchange differences on translation of assets and liabilities	38	71
Deferred consideration pertaining to acquisition	–	149
Other adjustments	184	169
Changes in assets and liabilities		
Trade receivables and unbilled revenue	(1,743)	(1,654)
Loans, other financial assets and other assets	(683)	(1,134)
Trade payables	(19)	242
Other financial liabilities, other liabilities and provisions	289	600
Cash generated from operations	17,184	15,893
Income taxes paid	(5,653)	(5,865)
NET CASH GENERATED BY OPERATING ACTIVITIES	11,531	10,028
Cash flows from investing activities		
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(2,760)	(2,723)
Loans to employees	27	(75)
Deposits placed with corporation	(164)	(142)
Interest and dividend received on investments	2,753	2,383
Payment for acquisition of business, net of cash acquired	–	(747)
Payment of contingent consideration for acquisition of business	(36)	–
Payments to acquire financial assets		
Preference and equity securities	(68)	(82)
Tax-free bonds and government bonds	(322)	(302)
Liquid mutual funds and fixed maturity plan securities	(54,215)	(24,171)
Non-convertible debentures	(3,956)	–
Certificates of deposit	(7,823)	
Others	(26)	(22)
Proceeds on sale of financial assets		
Tax-free bonds and government bonds	7	–
Liquid mutual funds and fixed maturity plan securities	52,041	24,980
NET CASH USED IN INVESTING ACTIVITIES	(14,542)	(901)
Cash flows from financing activities		
Payment of dividends (including corporate dividend tax)	(6,939)	(6,813)
NET CASH USED IN FINANCING ACTIVITIES	(6,939)	(6,813)
Net decrease in cash and cash equivalents	(9,950)	2,314
Cash and cash equivalents at the beginning of the period	32,697	30,367
Effect of exchange rate changes on cash and cash equivalents	(122)	16
Cash and cash equivalents at the end of the period	22,625	32,697
Supplementary information		
Restricted cash balance	572	492

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number:205385
Bengaluru
April 13, 2017

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Notes to the consolidated financial statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys ('the Company') is a leading provider of consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, its banking solution; and offerings in the areas of analytics, cloud, and digital transformation.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office in Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company's American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis, except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Group has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101, *First-Time Adoption of Indian Accounting Standards*. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition have been summarized in Notes 2.1 and 2.2.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarterly and yearly figures are taken from the source and rounded to the nearest digits, the figures already reported for all the quarters during the year might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries as disclosed in Note 2.25. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions, including unrealized gain / loss from such transactions, are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the acquisition date. The Group's investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable, based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash-generating unit (CGU) is less than its carrying amount, based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on the higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of CGUs which are benefiting from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

Market-related information and estimates are used to determine the recoverable amount. Key assumptions on which the Management has based its determination of recoverable amount include estimated long-term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent the Management's best estimate about future developments.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software-related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to the measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to the measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue, while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, *Revenue*, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence

of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts is allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increase in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings [1]	22-25 years
Plant and machinery [1]	5 years
Office equipment	5 years
Computer equipment [1]	3-5 years
Furniture and fixtures [1]	5 years
Vehicles [1]	5 years

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control are accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Profit and Loss. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash

flows from the asset. Amortization methods and useful lives are reviewed periodically, including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted in the Statement of Profit and Loss.

1.11 Financial instruments

1.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a. *Non-derivative financial instruments*

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income (OCI).

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. *Derivative financial instruments*

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid, including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

1.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.12 in for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.13 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in the Statement of Profit and Loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's CGUs or groups of CGUs expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU, including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Profit and Loss and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time-related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Infosys Consulting Pte Ltd., Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency-denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Statement of Profit and Loss. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus share issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary

differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation, is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profits in the Statement of Profit and Loss.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, *Share-Based Payment*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.20 Cash flow statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.21 Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders, and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.22 Other income

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in net profit in the Statement of Profit and Loss over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, *Statement of Cash Flows* and Ind AS 102, *Share-Based Payment*. These amendments are in accordance with the recent amendments made by International Accounting Standards Board (IASB) to IAS 7, *Statement of Cash Flows* and IFRS 2, *Share-Based Payment*, respectively. The amendments are applicable to the Group from April 1, 2017.

Amendment to Ind AS 7

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement.

The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

Amendment to Ind AS 102

The amendment to Ind AS 102 provides specific guidance for the measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes.

It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the 'fair values', but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled, share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement.

The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

2. Notes to the consolidated financial statements for the year ended March 31, 2017

2.1 First-time adoption of Ind AS

These consolidated financial statements of Infosys Limited and its subsidiaries for the year ended March 31, 2017 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101, *First-Time Adoption of Indian Accounting Standards*, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the consolidated financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in Note 1 have been applied in preparing the consolidated financial statements for the year ended March 31, 2017 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Group's Consolidated Balance Sheet and Consolidated Statement of Profit and Loss, is set out in Notes 2.2.1 and 2.2.2. Exemptions on first time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in Note 2.1.1.

2.1.1 Exemptions availed on first-time adoption of Ind AS 101

Ind AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Group has accordingly applied the following exemptions:

(a) Business combinations

The Group is allowed to choose any date in the past from which it wants to account for the business combinations under Ind AS 103, without having to restate business combinations prior to such date. Accordingly, the Group has applied the

standard for all acquisitions completed after April 1, 2007, which coincides with the Group's date of transition to IFRS.

For all such acquisitions:

- Intangible assets previously included within goodwill under IGAAP have been recognized separately in the opening Balance Sheet in accordance with Ind AS 103.
- Deferred taxes have been recorded on intangible assets, wherever applicable.
- Goodwill has been restated in accordance with Ind AS 21, with the corresponding impact in the other comprehensive income in equity.
- Retained earnings has been adjusted to include the amortization on identified intangibles, net of taxes, that would have been recorded from the date of acquisition till the transition date.

(b) Share-based payment transaction

The Group is allowed to apply Ind AS 102, *Share-Based Payment* to equity instruments that remain unvested as of transition date. The Group has elected to avail itself of this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 Stock Incentive Compensation Plan ('the 2015 Plan', formerly 'the 2011 Plan'). Accordingly, these options have been measured at fair value, as against intrinsic value, previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Options Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(c) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as FVOCI on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Group has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

2.2 Reconciliations

The following reconciliations provide the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101:

1. Equity as at April 1, 2015 and March 31, 2016
2. Net profit for the year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

in ₹ crore

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS	IGAAP	Effects of transition to Ind AS	Ind AS
ASSETS							
Non-current assets							
Property, plant and equipment		7,685	–	7,685	8,637	–	8,637
Capital work-in-progress		776	–	776	960	–	960
Goodwill	(a)	3,595	(504)	3,091	4,476	(712)	3,764
Other intangible assets	(a)	66	572	638	67	918	985
Investment in associate		93	–	93	103	–	103
Financial assets							
Investments	(b)	1,305	–	1,305	1,714	–	1,714
Loans		31	–	31	25	–	25
Other financial assets		173	–	173	286	–	286
Deferred tax assets (net)	(c)	536	–	536	533	3	536
Income tax assets (net)		4,089	–	4,089	5,230	–	5,230
Other non-current assets		698	–	698	1,357	–	1,357
Total non-current assets		19,047	68	19,115	23,388	209	23,597
Current assets							
Financial assets							
Investments	(b)	872	2	874	75	–	75
Trade receivables		9,713	–	9,713	11,330	–	11,330
Cash and cash equivalents		30,367	–	30,367	32,697	–	32,697
Loans		222	–	222	303	–	303
Other financial assets		4,527	–	4,527	5,190	–	5,190
Other current assets		1,541	–	1,541	2,158	–	2,158
Total current assets		47,242	2	47,244	51,753	–	51,753
Total assets		66,289	70	66,359	75,141	209	75,350

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS	IGAAP	Effects of transition to Ind AS	Ind AS
EQUITY AND LIABILITIES							
Equity							
Equity share capital		572	–	572	1,144	–	1,144
Other equity	(g)	50,164	4,034	54,198	56,682	3,918	60,600
Total equity attributable to equity holders of the Company		50,736	4,034	54,770	57,826	3,918	61,744
Non-controlling interests		–	–	–	–	–	–
Total equity		50,736	4,034	54,770	57,826	3,918	61,744
Liabilities							
Non-current liabilities							
Financial liabilities							
Other financial liabilities	(d)	–	–	–	80	(11)	69
Deferred tax liabilities (net)	(c)	–	159	159	–	252	252
Other non-current liabilities	(e)	50	(3)	47	46	–	46
Total non-current liabilities		50	156	206	126	241	367
Current liabilities							
Financial liabilities							
Trade payables		140	–	140	386	–	386
Other financial liabilities	(d)	6,021	(38)	5,983	6,309	(7)	6,302
Other current liabilities	(e)	1,968	(4)	1,964	2,633	(4)	2,629
Provisions	(f)	4,556	(4,078)	478	4,451	(3,939)	512
Income tax liabilities (net)		2,818	–	2,818	3,410	–	3,410
Total current liabilities		15,503	(4,120)	11,383	17,189	(3,950)	13,239
Total equity and liabilities		66,289	70	66,359	75,141	209	75,350

Explanations for the reconciliation of the Balance Sheet as previously reported under IGAAP to Ind AS:

(a) Goodwill and intangible assets

Intangible assets and deferred tax asset / liabilities in relation to business combinations which were included within Goodwill under IGAAP, have been recognized separately under Ind AS with corresponding adjustments to retained earnings and other comprehensive income for giving effect of amortization expenses and exchange gains and losses.

(b) Investments

Tax-free bonds are carried at amortized cost both under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS, as compared to being carried at cost under IGAAP.

(c) Deferred taxes

Deferred taxes in relation to business combinations have been recognized under Ind AS.

(d) Other financial liabilities

Adjustments include impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS.

(e) Other liabilities

Adjustments that reflect unamortized negative past service cost arising on modification of the Gratuity Plan in an earlier period. Ind AS 19, *Employee Benefits*, requires such gains and losses to be adjusted to retained earnings. They also reflect adjustments for interim dividend (including corporate dividend tax), declared and approved by the Board, post reporting period.

(f) Provisions

Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

(g) Other equity

1. Adjustments to retained earnings and other comprehensive income have been made in accordance with Ind AS, for the above-mentioned line items.
2. In addition, as per Ind AS 19, actuarial gains and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

2.2.2 Reconciliation Statement of Profit and Loss as previously reported under IGAAP to Ind AS

in ₹ crore

Particulars	Note	Year ended March 31, 2016		
		IGAAP	Effects of transition to Ind AS	Ind AS
Revenue from operations		62,441	–	62,441
Other income, net		3,128	(5)	3,123
Total income		65,569	(5)	65,564
Expenses				
Employee benefit expenses	(h)	34,418	(12)	34,406
Deferred consideration pertaining to acquisition	(i)	110	39	149
Cost of technical sub-contractors		3,531	–	3,531
Travel expenses		2,263	–	2,263
Cost of software packages and others		1,274	–	1,274
Communication expenses		449	–	449
Consultancy and professional charges		779	–	779
Depreciation and amortization expenses	(j)	1,266	193	1,459
Other expenses	(i)	2,497	14	2,511
Total expenses		46,587	234	46,821
Profit before non-controlling interests / share in net loss of associate		18,982	(239)	18,743
Share in net loss of associate and others		(3)	–	(3)
Profit before tax		18,979	(239)	18,740
Tax expense				
Current tax	(k)	5,315	3	5,318
Deferred tax	(l)	(14)	(53)	(67)
Profit for the period		13,678	(189)	13,489
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss				
Remeasurement of the net defined benefit liability / asset	(h)	–	(12)	(12)
Equity instruments through other comprehensive income		–	–	–
		–	(12)	(12)
Items that will be reclassified subsequently to profit or loss				
Fair value changes on cash flow hedges, net		–	–	–
Exchange differences on translation of foreign operations	(m)	81	222	303
		81	222	303
Total other comprehensive income, net of tax		81	210	291
Total comprehensive income for the period		13,759	21	13,780
Profit attributable to				
Owners of the Company		13,678	(189)	13,489
Non-controlling interests		–	–	–
		13,678	(189)	13,489
Total comprehensive income attributable to				
Owners of the Company		13,759	21	13,780
Non-controlling interests		–	–	–
		13,759	21	13,780

Explanations for the reconciliation of profit and loss as previously reported under IGAAP to Ind AS:

(h) 1. As per Ind AS 19, *Employee Benefits*, actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

2. Adjustments reflect unamortized negative past service cost arising on modification of the Gratuity Plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

(i) Adjustments reflect impact of discounting pertaining to deferred and contingent consideration payable for business combinations.

(j) Adjustment reflects impact of amortization of intangible assets included within goodwill under the IGAAP, separately recognized under Ind AS.

(k) Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind AS.

(l) The reduction in deferred tax expense is on account of reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

(m) Under Ind AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under IGAAP and those prepared under Ind AS.

2.3 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of US $33 million (approximately ₹216 crore), contingent consideration of up to US $5 million (approximately ₹33 crore on acquisition date) and an additional consideration of up to US $32 million (approximately ₹212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary.

This acquisition combines Noah's industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys' ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets [(1)]	39	–	39
Intangible assets			
Technical know-how	–	27	27
Trade name	–	27	27
Customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

(1) Includes cash and cash equivalents acquired of ₹18 crore

Goodwill of ₹4 crore is tax deductible.

The gross amount of trade receivables acquired and its fair value is ₹29 crore and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

Component	Consideration
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in the determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During the year ended March 31, 2016, based on an assessment of Noah achieving the targets for the years ended December 31, 2015 and December 31, 2016, the entire contingent consideration was reversed in the Statement of Profit and Loss.

The retention bonus is treated as a post-acquisition employee remuneration expense as per Ind AS 103. Post-acquisition employee remuneration expense of ₹95 crore has been recorded in the Statement of Profit and Loss for the year ended March 31, 2017.

The transaction costs of ₹11 crore related to the acquisition was recognized under consultancy and professional charges and employee benefit costs in the Statement of Profit and Loss for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly-owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company had undertaken an enterprise valuation by an independent valuer and accordingly, the businesses were transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively.

The consideration was settled through the issue of 85,00,00,000 equity shares amounting to ₹850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017, EdgeVerve had repaid ₹420 crore by redeeming a proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US $91 million (approximately ₹ 578 crore) and a contingent consideration of up to US $ 20 million (approximately ₹ 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets [(1)]	35	–	35
Intangible assets			
Technology	–	130	130
Trade name	–	14	14
Customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

[(1)] Includes cash and cash equivalents acquired of ₹ 29 crore

The goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹ 57 crore and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

Component	Consideration
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the year ended March 31, 2017, a contingent consideration of ₹ 40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration, as of March 31, 2017 and March 31, 2016 was ₹ 91 crore and ₹ 132 crore, respectively, on an undiscounted basis.

The transaction costs of ₹ 12 crore related to the acquisition have been included under consultancy and professional charges and employee benefit costs in the Statement of Profit and Loss for the year ended March 31, 2016.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of ₹ 1,398 crore.

Panaya's CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	9	–	9
Net current assets [(1)]	38	–	38
Intangible assets			
Technology	–	243	243
Trade name	–	21	21
Customer contracts and relationships	–	82	82
Non-compete agreements	–	26	26
Deferred tax liabilities on intangible assets	–	(99)	(99)
	47	273	320
Goodwill			1,078
Total purchase price			1,398

[(1)] Includes cash and cash equivalents acquired of ₹ 116 crore.

The goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹ 58 crore and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was ₹ 1,398 crore.

The transaction costs of ₹ 22 crore related to the acquisition have been included under consultancy and professional charges and employee benefit costs in the Statement of Profit and Loss for the year ended March 31, 2015.

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of ₹ 1,187 crore and an additional consideration of up to ₹ 608 crore, which the Company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three-year period following the date of the acquisition.

This transaction was treated as post-acquisition employee remuneration expense as per Ind AS 103. For the year ended March 31, 2016, a post-acquisition employee remuneration expense of ₹ 149 crore is recorded in the Statement of Profit and Loss. The liability towards post-acquisition employee remuneration expense was settled during the year ended March 31, 2016.

2.4 Property, plant and equipment

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)	Plant and machinery (2)	Office equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Additions	123	21	981	349	138	800	379	8	2,799
Deletions	–	–	–	(4)	(52)	(315)	(113)	(6)	(490)
Translation difference	–	–	(27)	(3)	(3)	(17)	(17)	–	(67)
Gross carrying value as of March 31, 2017	1,095	671	7,279	2,101	922	4,540	1,693	31	18,332
Accumulated depreciation as of April 1, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Depreciation	–	(5)	(239)	(261)	(119)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	–	4	27	230	92	5	358
Translation difference	–	–	–	4	2	13	12	–	31
Accumulated depreciation as of March 31, 2017	–	(27)	(2,440)	(1,353)	(599)	(3,053)	(1,092)	(17)	(8,581)
Carrying value as of March 31, 2017	1,095	644	4,839	748	323	1,487	601	14	9,751
Carrying value as of April 1, 2016	972	628	4,124	659	330	1,454	458	12	8,637

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2016 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	931	633	5,881	1,427	676	3,347	1,179	34	14,108
Acquisitions through business combinations (*Refer to Note 2.3*)	–	–	–	–	1	2	1	–	4
Additions	41	17	444	333	166	1,103	265	6	2,375
Deletions	–	–	–	(1)	(6)	(396)	(8)	(12)	(423)

Particulars	Land – Freehold	Land – Leasehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Translation difference	–	–	–	–	2	16	7	1	26
Gross carrying value as of March 31, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Accumulated depreciation as of April 1, 2015	–	(16)	(1,982)	(881)	(412)	(2,287)	(826)	(19)	(6,423)
Acquisitions through business combinations	–	–	–	–	(1)	(1)	–	–	(2)
Depreciation	–	(6)	(219)	(220)	(100)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	–	1	5	237	4	7	254
Translation difference	–	–	–	–	(1)	(14)	(3)	–	(18)
Accumulated depreciation as of March 31, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Carrying value as of March 31, 2016	972	628	4,124	659	330	1,454	458	12	8,637
Carrying value as of April 1, 2015	931	617	3,899	546	264	1,060	353	15	7,685

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes CSR spend amounting to ₹25 crore for the year ended March 31, 2017

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

2.5 Goodwill and other intangible assets

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As of March 31, 2017	As of March 31, 2016
Carrying value at the beginning	3,764	3,091
Goodwill on Kallidus d.b.a Skava acquisition (*Refer to Note 2.3*)	–	452
Goodwill on Noah acquisition (*Refer to Note 2.3*)	–	30
Translation differences	(112)	191
Carrying value at the end	3,652	3,764

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

The break-up of allocation of goodwill to operating segments as at April 1, 2015 is as follows:

in ₹ crore

Segment	As at April 1, 2015
Financial services	663
Insurance	367
Manufacturing	656
Energy, Communication and Services	318
Resources and utilities	141
Retail, Consumer packaged goods and Logistics	473
Life Sciences and Healthcare	193
Growth Markets	280
Total	3,091

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the 'management approach' as defined in Ind AS 108, *Operating Segments*.

Accordingly, the goodwill has been allocated to the new operating segments as at March 31, 2016 and March 31, 2017.

in ₹ crore

Segment	As of March 31,	
	2017	2016
Financial services	826	851
Manufacturing	409	423
Retail, Consumer packaged goods and Logistics	556	573
Life Sciences, Healthcare and Insurance	638	656
Energy & Utilities, Communication and Services	765	789
	3,194	3,292
Operating segments without significant goodwill	458	472
Total	3,652	3,764

The entire goodwill relating to Infosys BPO's acquisition of McCamish has been allocated to the groups of CGUs which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPO, Infosys Lodestone, Portland, Panaya and Kallidus (d.b.a Skava) has been allocated to the groups of CGUs which are represented by a majority of the entity's operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGUs which is represented by the Energy & utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGUs over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2017, March 31, 2016 and April 1, 2015, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use. The carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

in %

Particulars	As of March 31,		As at April 1, 2015
	2017	2016	
Long-term growth rate	8-10	8-10	8-10
Operating margins	17-20	17-20	17-20
Discount rate	14.4	14.2	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2017 are as follows:

in ₹ crore

Particulars	Customer-related	Software-related	Sub-contracting rights -related	Intellectual property rights -related	Land use rights-related	Brand or trademark-related	Others	Total
Gross carrying value as of April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as of March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as of April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as of March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as of March 31, 2017	368	284	–	–	59	41	24	776
Carrying value as of April 1, 2016	472	352	–	–	66	55	40	985
Estimated useful life (in years)	3-10	5-8	–	–	50	3-10	3-5	
Estimated remaining useful life (in years)	1-6	3-6	–	–	44	1-8	1-4	

During the year ended March 31, 2017, the Management, based on an internal evaluation, reassessed the remaining useful life of certain software technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the

said asset which was eight years has been revised to three years. Amortization expense for the year ended March 31, 2017 is higher by ₹ 19 crore due to the revision.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2016 are as follows:

in ₹ crore

Particulars	Customer-related	Software-related	Sub-contracting rights-related	Intellectual property rights-related	Land use-rights-related	Brand or trademark-related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Additions through business combinations (*Refer to Note 2.3*)	294	130	–	–	–	41	27	492
Additions	–	2	–	–	–	–	–	2
Deletions	–	–	–	(10)	–	–	–	(10)
Translation difference	33	21	–	–	1	3	2	60
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(132)	(40)	–	–	(1)	(9)	(13)	(195)
Deletions during the period	–	–	–	10	–	–	–	10
Translation differences	(9)	(1)	–	–	–	(1)	(1)	(12)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Estimated useful life (in years)	3-10	8-10	–	–	50	3-10	3-5	
Estimated remaining useful life (in years)	1-7	7-9	–	–	45	2-9	2-5	

The amortization expense has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

Research and development expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the years ended March 31, 2017 and March 31, 2016 is ₹ 789 crore and ₹ 712 crore, respectively.

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Expenditure at the Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) [1]		
Capital expenditure	–	–
Revenue expenditure	163	174
Other R&D expenditure		
Capital expenditure	–	31
Revenue expenditure	626	538
Total R&D expenditure		
Capital expenditure	–	31
Revenue expenditure	789	712

[1] During the year ended March 31, 2017, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid up to March 31, 2017. An application has been filed for renewal of the R&D recognition with DSIR. The weighted tax deduction is equal to 200% of such expenditure incurred.

During year ended March 31, 2016, Infosys had claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from DSIR on November 23, 2011 which was renewed effective April 2014. With effect from August 1, 2015 the business of Finacle, including the R&D activities, was transferred to its wholly-owned subsidiary EdgeVerve Systems Limited. The approval for EdgeVerve was effective April 2016.

The eligible R&D revenue and capital expenditure are ₹ 163 crore and nil for the year ended March 31, 2017 and ₹ 174 crore and nil for the year ended March 31, 2016.

2.6 Investments

in ₹ crore

Particulars	As at		
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current			
Unquoted			
Investments carried at fair value through other comprehensive income (*Refer to Note 2.6.1*)			
Preference securities	144	92	–
Equity instruments	15	1	1
	159	93	1
Investments carried at fair value through profit and loss (*Refer to Note 2.6.1*)			
Convertible promissory note	10	–	–
Others	35	22	–
	45	22	–
Quoted			
Investment carried at amortized cost (*Refer to Note 2.6.2*)			
Tax-free bonds	1,898	1,599	1,300
Government bonds	–	–	4
	1,898	1,599	1,304
Investments carried at fair value through profit and loss (*Refer to Note 2.6.3*)			
Fixed maturity plan securities	407	–	–
	407	–	–
Investments carried at fair value through other comprehensive income (*Refer to Note 2.6.4*)			
Non-convertible debentures	3,873	–	–
	3,873	–	–
Total non-current investments	6,382	1,714	1,305
Current			
Unquoted			
Investments carried at fair value through profit or loss (*Refer to Note 2.6.3*)			
Liquid mutual fund units	1,803	68	842
	1,803	68	842
Investments carried at fair value through other comprehensive income (*Refer to Note 2.6.4*)			
Certificates of deposit	7,905	–	–
	7,905	–	–
Quoted			
Investment carried at amortized cost (*Refer to Note 2.6.2*)			
Government bonds	9	7	–
	9	7	–
Investments carried at fair value through profit or loss (*Refer to Note 2.6.3*)			
Fixed maturity plan securities	151	–	32
	151	–	32
Investments carried at fair value through other comprehensive income (*Refer to Note 2.6.4*)			
Non-convertible debentures	102	–	–
	102	–	–
Total current investments	9,970	75	874
Total investments	16,352	1,789	2,179
Aggregate amount of quoted investments	6,440	1,606	1,336
Market value of quoted investments (including interest accrued)	6,701	1,703	1,376
Aggregate amount of unquoted investments (including investment in associate)	9,983	286	936
Aggregate amount of impairment made for non-current unquoted investments (including associate)	24	6	6
Investment carried at amortized cost	1,907	1,606	1,304
Investments carried at fair value through other comprehensive income	12,039	93	1
Investments carried at fair value through profit or loss	2,406	90	874

2.6.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore, except otherwise stated

Particulars	As at March 31,	
	2017	2016
Preference securities		
Airviz Inc.	9	13
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
ANSR Consulting	10	9
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc.	15	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
CloudEndure Ltd.	37	13
25,59,290 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each		
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Waterline Data Science, Inc.	24	27
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each		
Trifacta Inc.	26	–
11,80,358 (Nil) Preferred Stock		
Cloudyn Software Ltd	13	–
27,022 (Nil) Preferred Series B-3 shares, fully paid up, par value ILS 0.01 each		
Equity instruments		
OnMobile Systems Inc., USA	–	–
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each		
Unsilo A / S	14	–
69,894 (Nil) equity shares, fully paid up, par value DKK 1 each		
Others		
Stellaris Venture Partners India I	3	–
Vertex Ventures US Fund L.L.P	32	22
Convertible promissory note		
Tidalscale	10	–
	204	115

2.6.2 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	50	–	–
7.16% Power Finance Corporation Ltd. Bonds 17JUL2025	10,00,000	1,000	107	–	–
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000	3,300	343	2,000	200
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	21	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000	1,50,000	15	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	53	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 2022	1,000	5,00,000	50	5,00,000	51

Particulars	Face value ₹	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
		74,55,416	1,898	74,52,646	1,599

The balances held in government bonds as at March 31, 2017 and March 31, 2016 are as follows :

in ₹ crore, except as otherwise stated

Particulars	Face value PHP	As at March 31, 2017		As at March 31, 2016	
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 1.62 PCT MAT Date 7 Sept 2016	100	–	–	50,000	1
Fixed Rate Treasury Notes 2.20 PCT MAT Date 25 Apr 2016	100	–	–	60,000	1
Fixed Rate Treasury Notes 1.00 PCT MAT Date 25 Apr 2016	100	–	–	2,00,000	3
Treasury Notes PHY6972FWG18 MAT Date 22 Feb 2017	100	–	–	1,60,000	2
Treasury Notes PHY6972FWQ99 MAT Date 07 June 2017	100	3,40,000	4	–	–
Treasury Notes PIBl1217CO56 MAT Date 14 Mar 2018	100	4,00,000	5	–	–
		7,40,000	9	4,70,000	7

2.6.3 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund units as at March 31, 2017 and March 31, 2016 are as follows :

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017		As at March 31, 2016	
	Units	Amount	Units	Amount
Birla Sun Life Cash Plus Growth Direct Plan	1,45,22,491	380	–	–
Birla Sun Life Cash Manager – Regular Plan	–	–	3,89,089	14
BSL Cash Manager – Growth	2,66,264	11	–	–
ICICI Prudential Liquid – Direct Plan – Daily Dividend	–	–	16,07,064	16
ICICI Prudential Liquid Direct Plan Growth	1,03,88,743	250	–	–
IDFC Cash Fund Growth (Direct Plan)	12,65,679	250	–	–
Kotak Low Duration Fund Direct Growth (Ultra Short-Term)	15,02,564	305	–	–
L&T Liquid Fund Direct Plan Growth	6,72,806	150	–	–
Reliance Liquid Fund Cash Plan	28,305	7	2	–
Reliance Liquid Fund – Treasury Plan – Direct Growth Plan – Growth Option	8,82,465	350	2,07,283	31
Reliance Money Manage Fund	–	–	32,925	7
SBI Premier Liquid Fund Direct Plan Growth	3,91,909	100	–	–
	2,99,21,226	1,803	22,36,363	68

The balances held in fixed maturity plan securities as at March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017	
	Units	Amount
Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR direct	6,00,00,000	61
Birla Sun Life Fixed Term Plan – series OE 1153 days – GR direct	2,50,00,000	25
HDFC FMP 1155D Feb 2017– Direct Growth Series 37	3,80,00,000	38
HDFC FMP 1169D Feb 2017 – Direct-Quarterly Dividend – Series 37	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div.	5,50,00,000	55
ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G direct Plan	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan series 80 – 1253 Days Plan J Direct Plan	3,00,00,000	30
IDFC Fixed Term Plan Series 129 direct Plan – Growth 1147 Days	1,00,00,000	10
IDFC Fixed Term Plan Series 131 direct Plan – Growth 1139 Days	1,50,00,000	15
Kotak FMP Series 199 Direct – Growth	3,50,00,000	36
Reliance Fixed Horizon Fund – XXXII Series 8 – Dividend Plan	5,00,00,000	50
Reliance Yearly Interval Fund Series – 1 – Direct Plan – Growth Plan	10,69,06,898	151
	51,19,06,898	558

2.6.4 Details of investments in non-convertible debentures and certificates of deposit

The balances held in non-convertible debenture units as at March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017		
	Face value ₹	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	50	52
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	500	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	1,000	100
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	55
8.43% IDFC Bank Limited 30JAN2018	10,00,000	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	500	52
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,000	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	100	108
8.54% IDFC Bank Limited 30MAY2018	10,00,000	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000	1,000	108
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,750	190
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	1,000	104
8.66% IDFC Bank Limited 27DEC2018	10,00,000	400	49
8.66% IDFC Bank Limited 25JUN2018	10,00,000	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000	500	53
		32,715	3,975

The balances held in certificates of deposit as at March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2017		
	Face value ₹	Units	Amount
Andhra Bank	1,00,000	35,000	344
Axis Bank	1,00,000	3,05,600	2,914
Corporation Bank	1,00,000	33,500	327
DBS Bank	1,00,000	5,000	49
ICICI Bank Limited	1,00,000	42,500	413
IDFC Bank	1,00,000	1,40,000	1,328
IndusInd Bank	1,00,000	1,06,400	1,011
Kotak Bank	1,00,000	85,500	813
Vijaya Bank	1,00,000	14,000	137
Yes Bank	1,00,000	60,000	569
		8,27,500	7,905

2.7 Loans

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Non-current			
Unsecured, considered good			
Other loans			
Loans to employees	29	25	31
	29	25	31
Unsecured, considered doubtful			
Loans to employees	24	19	12
	53	44	43
Less: Allowance for doubtful loans to employees	24	19	12
	29	25	31
Current			
Unsecured, considered good			
Other loans			
Loans to employees	272	303	222
	272	303	222
Total loans	301	328	253

2.8 Other financial assets

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Non-current			
Security deposits (1)	86	78	68
Rental deposits (1)	175	146	47
Restricted deposits (1)	48	62	58
	309	286	173
Current			
Security deposits (1)	10	7	4
Rental deposits (1)	9	13	24
Restricted deposits (1)	1,416	1,238	1,100
Unbilled revenues (1)	3,648	3,029	2,845
Interest accrued but not due (1)	576	762	444
Foreign currency forward and options contracts (2)(3)	284	116	101
Others (1)	37	25	9
	5,980	5,190	4,527
Total financial assets	6,289	5,476	4,700
(1) Financial assets carried at amortized cost	6,005	5,360	4,599
(2) Financial assets carried at fair value through other comprehensive income	52	–	–
(3) Financial assets carried at fair value through profit or loss	232	116	101

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Security deposits relate principally to leased telephone lines and electricity supplies. Other assets primarily represent travel advances and other recoverables.

2.9 Trade receivables (1)

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Current			
Unsecured			
Considered good	12,322	11,330	9,713
Considered doubtful	318	289	366
	12,640	11,619	10,079
Less: Allowances for credit loss	318	289	366
	12,322	11,330	9,713
(1) Includes dues from companies where directors are interested	1	1	6

2.10 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Balances with banks			
In current and deposit accounts	14,889	27,420	26,195
Cash on hand	–	–	–
Others			
Deposits with financial institutions	7,736	5,277	4,172
	22,625	32,697	30,367
Balances with banks in unpaid dividend accounts	17	5	3
Deposit with more than 12-month maturity	6,954	404	311
Balances with banks held as margin money deposits against guarantees	404	342	185

Cash and cash equivalents as of March 31, 2017, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of ₹572 crore, ₹492 crore and ₹364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31,	
	2017	2016
Current accounts		
ANZ Bank, Taiwan	3	13
Axis Bank, India	1	1
Banamex Bank, Mexico	2	5
Banamex Bank, Mexico (U.S. Dollar account)	8	3
Bank of America, Mexico	54	21
Bank of America, USA	1,030	681
Bank Zachodni WBK S.A, Poland	4	3
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
Barclays Bank, UK	1	19
Bank Leumi, Israel (U.S. Dollar account)	2	17
Bank Leumi, Israel	11	10
BNP Paribas Bank, Norway	17	–
China Merchants Bank, China	9	8
Citibank N.A, China	61	65
Citibank N.A., China (U.S. Dollar account)	11	72
Citibank N.A., Costa Rica	5	2
Citibank N.A., Australia	19	72
Citibank N.A., Brazil	30	5
Citibank N.A., Dubai	1	1
Citibank N.A., Hungary	3	–
Citibank N.A., India	3	1
Citibank N.A., Japan	12	15
Citibank N.A., New Zealand	10	6
Citibank N.A., Portugal	2	2
Citibank N.A., Singapore	2	3
Citibank N.A., South Korea	1	–
Citibank N.A., South Africa	9	5
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
Citibank N.A., USA	78	60
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Commerzbank, Germany	18	19
Crédit Industriel et Commercial Bank, France	–	4
Deutsche Bank, India	12	8
Deutsche Bank, Philippines	5	13
Deutsche Bank, Philippines (U.S. Dollar account)	4	1
Deutsche Bank, Poland	12	5
Deutsche Bank, Poland (Euro account)	4	–
Deutsche Bank, EEFC (Australian Dollar account)	38	2
Deutsche Bank, EEFC (Euro account)	25	32
Deutsche Bank, EEFC (Swiss Franc account)	2	5
Deutsche Bank, EEFC (U.S. Dollar account)	76	96
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	10	9
Deutsche Bank, Belgium	10	59
Deutsche Bank, Malaysia	7	9
Deutsche Bank, Czech Republic	8	14
Deutsche Bank, Czech Republic (Euro account)	7	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	30	28
Deutsche Bank, France	8	10
Deutsche Bank, Germany	48	17
Deutsche Bank, Netherlands	2	6
Deutsche Bank, Russia	3	2
Deutsche Bank, Russia (U.S. Dollar account)	1	1
Deutsche Bank, Singapore	6	4
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	9	1
Deutsche Bank, Switzerland (U.S. Dollar account)	1	–
Deutsche Bank, United Kingdom	26	170

Particulars	As at March 31,	
	2017	2016
Deutsche Bank, USA	12	–
HSBC Bank, Brazil	1	5
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	53	72
ICICI Bank, EEFC (Euro account)	1	–
ICICI Bank, EEFC (U.S. Dollar account)	5	10
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	–
ING Bank, Belgium	2	3
Nordbanken, Sweden	33	15
Punjab National Bank, India	6	4
Raiffeisen Bank, Czech Republic	4	5
Raiffeisen Bank, Romania	4	4
Royal Bank of Canada, Canada	83	78
Santander Bank, Argentina	1	–
State Bank of India, India	7	8
Silicon Valley Bank, USA	4	5
Silicon Valley Bank, (Euro account)	19	65
Silicon Valley Bank, (United Kingdom Pound Sterling account)	2	19
Union Bank of Switzerland AG	3	15
Union Bank of Switzerland AG, (Euro account)	4	12
Union Bank of Switzerland AG, (Australian Dollar account)	–	2
Union Bank of Switzerland AG, (U.S. Dollar account)	–	28
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	4
Wells Fargo Bank N.A., USA	33	23
Westpac, Australia	1	6
	2,044	1,994
Deposit accounts		
Andhra Bank	–	948
Axis Bank	1,175	1,340
Bank BGZ BNP Paribas S.A	183	–
Bank of India	–	77
Barclays Bank	825	–
Canara Bank	84	2,115
Central Bank of India	–	1,538
Citibank	165	125
Corporation Bank	–	1,285
Deutsche Bank, Poland	71	237
HDFC Bank	469	2,650
HSBC Bank	500	–
ICICI Bank	4,644	4,049
IDBI Bank	1,750	1,900
IDFC Bank	200	–
Indian Overseas Bank	–	1,250
IndusInd Bank	191	250
Jammu & Kashmir Bank	–	25
Kotak Mahindra Bank Limited	535	537
National Australia Bank Limited	–	1
Oriental Bank of Commerce	–	1,967
Punjab National Bank	–	18

Particulars	As at March 31,	
	2017	2016
South Indian Bank	450	23
Standard Chartered Bank	500	–
State Bank of India	–	2,310
Syndicate Bank	49	1,266
Union Bank of India	–	140
Vijaya Bank	–	304
Yes Bank	633	724
	12,424	25,079
Unpaid dividend accounts		
Axis Bank, unpaid dividend account	2	2
HDFC Bank, unpaid dividend account	2	1
ICICI Bank, unpaid dividend account	13	2
	17	5
Margin money deposits against guarantees		
Canara Bank	177	132
Citibank	2	3
ICICI Bank	225	150
State Bank of India	–	57
	404	342
Deposits with financial institutions		
HDFC Limited	7,036	5,277
LIC Housing Finance Limited	700	–
	7,736	5,277
Total cash and cash equivalents	22,625	32,697

2.11 Other assets

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Non-current			
Capital advances	600	933	664
Advances other than capital advances			
Prepaid gratuity (*Refer to Note 2.22.1*)	79	4	27
Deferred contract cost	284	333	–
Prepaid expenses	96	87	7
	1,059	1,357	698
Current			
Advances other than capital advances			
Payment to vendors for supply of goods	131	110	79
Others			
Withholding taxes and others	1,886	1,799	1,364
Prepaid expenses	441	201	98
Deferred contract cost	78	48	–
	2,536	2,158	1,541
Total other assets	3,595	3,515	2,239

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.12 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2017 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.10*)	22,625	–	–	–	–	22,625	22,625
Investments (*Refer to Note 2.6*)							
Equity and preference securities	–	–	–	159	–	159	159
Tax-free bonds and government bonds	1,907	–	–	–	–	1,907	(1) 2,168
Liquid mutual fund units	–	–	1,803	–	–	1,803	1,803
Non-convertible debentures	–	–	–	–	3,975	3,975	3,975
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Convertible promissory note	–	–	10	–	–	10	10
Other investments	–	–	35	–	–	35	35
Fixed maturity plan securities	–	–	558	–	–	558	558
Trade receivables (*Refer to Note 2.9*)	12,322	–	–	–	–	12,322	12,322
Loans (*Refer to Note 2.7*)	301	–	–	–	–	301	301
Other financial assets (*Refer to Note 2.8*)	6,005	–	232	–	52	6,289	6,289
Total	43,160	–	2,638	159	11,932	57,889	
Liabilities							
Trade payables	367	–	–	–	–	367	367
Other financial liabilities (*Refer to Note 2.14*)	4,973	–	87	–	–	5,060	5,060
Total	5,340	–	87	–	–	5,427	

(1) Changes in fair values including interest accrued

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.10*)	32,697	–	–	–	–	32,697	32,697
Investments (*Refer to Note 2.6*)							
Equity, preference and other securities	–	–	22	93	–	115	115
Tax-free bonds and government bonds	1,606	–	–	–	–	1,606	(1) 1,703
Liquid mutual fund units	–	–	68	–	–	68	68
Trade receivables (*Refer to Note 2.9*)	11,330	–	–	–	–	11,330	11,330
Loans (*Refer to Note 2.7*)	328	–	–	–	–	328	328
Other financial assets (*Refer to Note 2.8*)	5,360	–	116	–	–	5,476	5,476
Total	51,321	–	206	93	–	51,620	
Liabilities							
Trade payables	386	–	–	–	–	386	386
Other financial liabilities (*Refer to Note 2.14*)	4,908	–	122	–	–	5,030	5,030
Total	5,294	–	122	–	–	5,416	

(1) Changes in fair values including interest accrued

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.10*)	30,367	–	–	–	–	30,367	30,367
Investments (*Refer to Note 2.6*)							
Equity, preference and other securities	–	–	–	1	–	1	1
Tax-free bonds and government bonds	1,304	–	–	–	–	1,304	[1] 1,344
Liquid mutual fund units	–	–	842	–	–	842	842
Fixed maturity plan securities	–	–	32	–	–	32	32
Trade receivables (*Refer to Note 2.9*)	9,713	–	–	–	–	9,713	9,713
Loans (*Refer to Note 2.7*)	253	–	–	–	–	253	253
Other financial assets (*Refer to Note 2.8*)	4,599	–	101	–	–	4,700	4,700
Total	46,236	–	975	1	–	47,212	
Liabilities							
Trade payables	140	–	–	–	–	140	140
Other financial liabilities (*Refer to Note 2.14*)	4,911	–	3	–	–	4,914	4,914
Total	5,051	–	3	–	–	5,054	

[1] Changes in fair values including interest accrued

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2017 is as follows:

in ₹ crore

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual fund units (*Refer to Note 2.6*)	1,803	1,803	–	–
Investments in tax-free bonds (*Refer to Note 2.6*)	2,159	282	1,877	–
Investments in government bonds (*Refer to Note 2.6*)	9	9	–	–
Investments in equity instruments (*Refer to Note 2.6*)	15	–	–	15
Investments in preference securities (*Refer to Note 2.6*)	144	–	–	144
Investments in non-convertible debentures (*Refer to Note 2.6*)	3,975	3,371	604	–
Investments in certificates of deposit (*Refer to Note 2.6*)	7,905	–	7,905	–
Investments in fixed maturity plan securities (*Refer to Note 2.6*)	558	–	558	–
Investments in convertible promissory note (*Refer to Note 2.6*)	10	–	–	10
Others (*Refer to Note 2.6*)	35	–	–	35
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts (*Refer to Note 2.8*)	284	–	284	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts (*Refer to Note 2.14*)	2	–	2	–
Liability towards contingent consideration (*Refer to Note 2.14*) [1]	85	–	–	85

[1] Discounted US$14 million (approximately ₹91 crore) at 14.2%

During the year ended March 31, 2017, tax-free bonds of ₹115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 was as follows:

in ₹ crore

Particulars	As of March 31, 2016	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual fund units (*Refer to Note 2.6*)	68	68	–	–
Investments in bonds (*Refer to Note 2.6*)	1,696	369	1,327	–
Investments in government bonds (*Refer to Note 2.6*)	7	7	–	–
Investments in equity instruments (*Refer to Note 2.6*)	1	–	–	1
Investments in preference securities (*Refer to Note 2.6*)	92	–	–	92
Others (*Refer to Note 2.6*)	22	–	–	22
Derivative financial instruments – gain on foreign currency forward and options contracts (*Refer to Note 2.8*)	116	–	116	–
Liabilities				
Derivative financial instruments – loss on foreign currency forward and options contracts (*Refer to Note 2.14*)	5	–	5	–
Liability towards contingent consideration (*Refer to Note 2.14*) [(1)]	117	–	–	117

(1) Discounted US$20 million (approximately ₹132 crore) at 13.7%

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015 was as follows:

in ₹ crore

Particulars	As of April 1, 2015	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual fund units (*Refer to Note 2.6*)	842	842	–	–
Investments in fixed maturity plan securities (*Refer to Note 2.6*)	32	–	32	–
Investments in bonds (*Refer to Note 2.6*)	1,340	604	736	–
Investments in government bonds (*Refer to Note 2.6*)	4	4	–	–
Investments in equity instruments (*Refer to Note 2.6*)	1	–	–	1
Derivative financial instruments – gain on foreign currency forward and options contracts (*Refer to Note 2.8*)	101	–	101	–
Liabilities				
Derivative financial instruments – loss on foreign currency forward and options contracts (*Refer to Note 2.14*)	3	–	3	–

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of the settlement of a contingent consideration of ₹40 crore and change in discount rate and passage of time.

The movement in Level 3 investments from fiscal 2016 to fiscal 2017 is on account of purchase of additional investments during the year and change in fair value.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax-free bonds and government bonds is based on quoted prices and market-observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market-observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The amount invested and fair value of unquoted equity and preference securities of March 31, 2017 is ₹161 crore and ₹159 crore. The fair value is determined using Level 3 inputs like Discounted Cash Flow Method, Market Multiple Method, Option Pricing Model, etc.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial instruments as of March 31, 2017 was as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Other financial assets (including loans)	2,862	535	372	159	403	4,331
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Other financial liabilities	(2,129)	(406)	(211)	(211)	(547)	(3,504)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

The foreign exchange risk from financial instruments as of March 31, 2016 was as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Other financial assets (including loans)	1,967	405	216	124	337	3,049
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Other financial liabilities	(2,430)	(369)	(197)	(243)	(558)	(3,797)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

For each of the years ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and US dollar, has affected the Company's incremental operating margins by approximately 0.50%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As of March 31,			
	2017		2016	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	95	658	–	–
In GBP	40	324	–	–
In AUD	130	644	–	–
Options contracts				
In Euro	40	277	–	–
In GBP	–	–	–	–
In AUD	–	–	–	–
Other derivatives				
Forward contracts				
In USD	526	3,411	510	3,379

Particulars	As of March 31,			
	2017		2016	
	In million	In ₹ crore	In million	In ₹ crore
In Euro	114	786	100	750
In GBP	75	609	65	623
In AUD	35	174	55	281
In CHF	10	65	25	173
In SGD	5	23	–	–
In SEK	50	36	–	–
Options contracts				
In USD	195	1,265	125	828
In Euro	25	173	–	–
In GBP	30	243	–	–
In CAD	13	65	–	–
Total forwards and options		8,753		6,034

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

in ₹ crore

Particulars	As of March 31,	
	2017	2016
Not later than one month	2,303	1,577
Later than one month and not later than three months	4,316	3,420
Later than three months and not later than one year	2,134	1,037
	8,753	6,034

During the year ended March 31, 2017, the Group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the Statement of Profit and Loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal, but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2017 is as follows:

in ₹ crore

Particulars	Year ended March 31, 2017
Balance at the beginning of the period	–
Gain / (Loss) recognized in other comprehensive income during the period	121
Amount reclassified to revenue during the period	(69)
Tax impact on above	(13)
Balance at the end of the period	39

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As of March 31, 2017		As of March 31, 2016	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	285	(3)	124	(13)
Amount set off	(1)	1	(8)	8
Net amount presented in Balance Sheet	284	(2)	116	(5)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹ 12,322 crore and ₹ 11,330 crore as of March 31, 2017 and March 31, 2016, respectively, and unbilled revenue amounting to ₹ 3,648 crore and ₹ 3,029 crore as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the Group uses ECL model to assess the impairment loss or gain. The Group uses a provision matrix to compute the ECL allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The details in respect of the percentage of revenues generated from top customer and top five customers are as follows:

in %

Particulars	Year ended March 31,	
	2017	2016
Revenue from top customer	3.4	3.6
Revenue from top five customers	12.6	13.8

Credit risk exposure

The allowance for lifetime ECL on customer balances for the year ended March 31, 2017 was ₹132 crore. The reversal of provision of allowance for lifetime ECL on customer balances for the year ended March 31, 2016 was ₹52 crore.

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Balance at the beginning	289	366
Impairment loss recognized / (reversed)	132	(52)
Amounts written off	(1)	(33)
Translation differences	(9)	8
Balance at the end	411	289

The Company's credit period generally ranges from 30-60 days.

in ₹ crore, except otherwise stated

Particulars	As of March 31,	
	2017	2016
Trade receivables	12,322	11,330
Unbilled revenues	3,648	3,029
Days Sales Outstanding (DSO) (days)	68	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, quoted bonds issued by government and quasi government organizations and non-convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2017, the Group had a working capital of ₹39,692 crore including cash and cash equivalents of ₹22,625 crore and current investments of ₹9,970 crore. As of March 31, 2016, the Group had a working capital of ₹38,514 crore including cash and cash equivalents of ₹32,697 crore and current investments of ₹75 crore.

As of March 31, 2017 and March 31, 2016, the outstanding employee compensated absences were ₹1,359 crore and ₹1,341 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as of March 31, 2017 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Other financial liabilities (excluding liability towards acquisition) (*Refer to Note 2.14*)	4,943	31	–	–	4,974
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (*Refer to Note 2.14*)	45	46	–	–	91

The details regarding the contractual maturities of significant financial liabilities as of March 31, 2016 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	386	–	–	–	386
Other financial liabilities (excluding liability towards acquisition) (*Refer to Note 2.14*)	4,875	25	9	–	4,909
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (*Refer to Note 2.14*)	86	46	–	–	132

2.13 Equity

Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31		April 1,
	2017	2016	2015
Authorized			
Equity shares, ₹5 par value 2,40,00,00,000 (2,40,00,00,000 [3]) equity shares	1,200	1,200	600
Issued, subscribed and paid up			
Equity shares, ₹5 par value [1] 2,28,56,55,150 (2,28,56,21,088 [3]) equity shares fully paid up [2]	1,144	1,144	572
	1,144	1,144	572

Notes: Forfeited shares amounted to ₹1,500 (₹1,500)

[1] Refer to Note 2.23 for details of basic and diluted shares.

[2] Net of treasury shares 1,12,89,514 (1,13,23,576)

[3] Represents number of shares as of March 31, 2016

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by ADSs carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors ('the Board') is subject to the approval of the shareholders in the ensuing Annual General Meeting. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

In the period of five years immediately preceding March 31, 2017:

- The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully-paid-up shares of face value ₹5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through a postal ballot. For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt (ADR) holder remains unchanged. Options granted under the restricted stock unit (RSU) plan have been adjusted for bonus shares.

The Board has increased dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board, in its meeting on April 15, 2016, recommended a final dividend of ₹14.25 per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. The amount was recognized as distributions to equity shareholders during the year ended March 31, 2017 and the total appropriation was ₹3,923 crore (excluding dividend on treasury shares), including corporate dividend tax. (*Refer to Note 2.2.1 for impact on transition to Ind AS.*)

The amount of per share dividend recognized as distributions to equity shareholders during the year ended March 31, 2016 was ₹29.50 per equity share (not adjusted for June 17, 2015 bonus issue).

The Board, in its meeting on October 14, 2016, declared an interim dividend of ₹11 per equity share, which resulted in cash outflow of ₹3,029 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The Board, in its meeting on April 13, 2017, has recommended a final dividend of ₹14.75 per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and, if approved, would result in a cash outflow of approximately ₹4,061 crore (excluding dividend paid on treasury shares), including corporate dividend tax.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

The details of shareholders holding more than 5% shares as at March 31, 2017 and March 31, 2016 are as follows:

Name of the shareholder	As at March 31, 2017		As at March 31, 2016	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	38,33,17,937	16.69	38,53,17,937	16.78
Life Insurance Corporation of India	16,14,36,123	7.03	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2017 and March 31, 2016 is as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2017		As at March 31, 2016	
	No. of shares	Amount	No. of shares	Amount
At the beginning of the period	2,28,56,21,088	1,144	1,14,28,05,132	572
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,14,84,72,332	574
Add: Shares issued on exercise of employee stock options	34,062	–	10,824	–
Less: Increase in treasury shares consequent to bonus issue	–	–	56,67,200	2
At the end of the period	2,28,56,55,150	1,144	2,28,56,21,088	1,144

Employee Stock Option Plan (ESOP)

2015 Stock Incentive Compensation Plan ('the 2015 Plan'): SEBI issued the Securities and Exchange Board of India (Share-based Employee Benefits) Regulations, 2014 ('SEBI Regulations') which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options / ADRs and other stock incentives, the Company put forth the 2015 Plan for approval to the shareholders of the Company.

Pursuant to the approval by the shareholders through a postal ballot which ended on March 31, 2016, the Board of Directors has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). Of this, 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

On August 1, 2016, the Company granted 17,83,615 RSUs (including equity shares and equity shares represented by ADSs) at par value, to employees up to mid-management (excluding grants made to Dr. Vishal Sikka). Further, the Company granted 73,020 incentive units (cash-settled) to eligible employees. These instruments will vest equally over a period of four years and are subject to continued service.

On November 1, 2016, the Company granted 9,70,375 RSUs (including equity shares and equity shares represented by ADSs) at par value, 12,05,850 ESOPs (including equity shares and equity shares represented by ADSs) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further, the Company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of four years and are subject to continued service.

On February 1, 2017, the Company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of four years and are subject to continued service.

As of March 31, 2017, 1,12,89,514 shares are held by the trust towards 2015 Plan, out of which 1,00,000 shares have been earmarked for welfare activities of employees. As of March 31, 2017, 1,06,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is ₹3 crore.

Pursuant to the approval from the shareholders through a postal ballot on March 31, 2016, Dr. Vishal Sikka, Chief Executive Officer and Managing Director (CEO & MD), is eligible to receive under the 2015 Plan, an annual grant of RSUs of fair value US $2 million which will vest over time, subject to continued service, and an annual grant of performance-based equity and stock options of US $5 million subject to the achievement of performance targets set by the Board or its committee, which will vest over time. US $2 million of fair value in RSUs for fiscal 2017 was granted on August 1, 2016 amounting to 1,20,700 RSUs in equity shares represented by ADSs.

The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising RSUs amounting to US $1.9 million and ESOPs amounting to US $0.96 million. Further, the Board also approved the annual time-based vesting grant for fiscal 2018 amounting to RSUs of US $2 million. These RSUs and ESOPs will be granted w.e.f. May 2, 2017. Though the performance-based RSUs and stock options for fiscal 2017 and time-based RSUs for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102, *Share-Based Payment*, the Company has recorded employee stock-based compensation expense. The Company has recorded employee stock-based compensation expense of ₹28 crore and ₹7 crore during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017. These RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with Ind AS 102, *Share-Based Payment*, the Company has recorded employee stock-based compensation expense for the same during the year ended March 31, 2017.

2011 RSU Plan ('the 2011 Plan', now called 'the 2015 Plan'): The Company had a 2011 RSU Plan which provided for the grant of RSUs to eligible employees of the Company. The Board recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of the plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU Plan as detailed below. Further, the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide a postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the Company made a grant of 1,08,268 RSUs (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board, in its meeting held on June 22, 2015, on the recommendation of the nomination and remuneration committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to the achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly the 2011 RSU Plan) for equity-settled share-based payment transactions during the year ended March 31, 2017 is set out below:

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: Indian equity shares (RSU – IES)		
Outstanding at the beginning [1]	2,21,505	5
Granted	18,78,025	5
Forfeited and expired	61,540	5
Exercised	34,062	5
Outstanding at the end	20,03,928	5
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs – IES)		
Outstanding at the beginning	–	–
Granted	3,09,650	998
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	3,09,650	998
Exercisable at the end	–	–

[1] Adjusted for bonus issues (*Refer to Note 2.13 above*)

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: American Depository Shares (RSU – ADS)		
Outstanding at the beginning	–	–
Granted	9,96,665	0.07
Forfeited and expired	39,220	0.07
Exercised	–	–
Outstanding at the end	9,57,445	0.07
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs – ADS)		
Outstanding at the beginning	–	–
Granted	8,96,200	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	8,88,000	15.26
Exercisable at the end	–	–

The activity in the 2015 Plan (formerly the 2011 RSU Plan) for equity-settled, share-based payment transactions during the year ended March 31, 2016 was as follows:

Particulars	Year ended March 31, 2016	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan : Indian equity shares (IES)		
Outstanding at the beginning [(1)]	1,08,268	5
Granted	1,24,061	5
Forfeited and expired	–	–
Exercised [(1)]	10,824	5
Outstanding at the end	2,21,505	5
Exercisable at the end	–	–

(1) Adjusted for bonus issues (*Refer to Note 2.13 above*)

During the years ended March 31, 2017 and March 31, 2016, the weighted average share prices of options exercised under the 2015 Plan on the date of exercise were ₹ 1,084 and ₹ 1,088 respectively.

The following table summarizes information about equity-settled RSUs and ESOPs outstanding as of March 31, 2017:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan : ADS and IES			
0-5 (RSU)	29,61,373	1.88	5.00
900-1,100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity-settled RSU is estimated on the date of grant using the Black-Scholes-Merton model, with the following assumptions:

Particulars	For options granted in			
	Fiscal 2017 – Equity shares – RSU	Fiscal 2017 – ADS – RSU	Fiscal 2016 – Equity shares – RSU	Fiscal 2015 – Equity shares – RSU
Grant date	01-Aug-16	01-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price (₹) / ($ – ADS) [(1)]	1,085	16.57	1,024	3,549
Exercise price (₹) / ($ – ADS) [(1)]	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6-7	0.5-1	7-8	8-9
Weighted average fair value as on grant date (₹) / ($ – ADS) [(1)]	1,019	15.59	948	3,355

(1) Data for fiscal 2015 is not adjusted for bonus issues

Particulars	For options granted in fiscal 2017			
	Equity shares		ADSs	
	RSU	ESOP	RSU	ESOP
Grant date	01-Nov-16	01-Nov-16	01-Nov-16	01-Nov-16
Weighted average share price (₹) / ($ – ADS)	989	989	15.26	15.26
Exercise price (₹) / ($ – ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6-7	6-7	1-2	1-2
Weighted average fair value as on grant date (₹) / ($ – ADS)	929	285	14.35	3.46

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the years ended March 31, 2017 and March 31, 2016, the Company recorded an employee stock compensation expense of ₹ 117 crore and ₹ 7 crore, respectively in the Statement of Profit and Loss, which includes cash-settled stock compensation expense of ₹ 3 crore and nil, respectively.

2.14 Other financial liabilities

in ₹ crore

Particulars	As at March 31, 2017	2016	April 1, 2015
Non-current			
Others			
Accrued compensation to employees [1]	30	33	–
Payable for acquisition of business (*Refer to Note 2.3*) [2]			
Contingent consideration	40	36	–
	70	69	–
Current			
Unpaid dividends [1]	17	5	3
Others			
Accrued compensation to employees [1]	1,881	2,265	2,106
Accrued expenses [1]	2,585	2,189	1,984
Retention monies [1]	220	80	53
Payable for acquisition of business			
Deferred consideration (*Refer to Note 2.3*) [1]	–	–	487
Contingent consideration (*Refer to Note 2.3*) [2]	45	81	–
Client deposits [1]	32	28	27
Payable by controlled trusts [1]	145	167	177
Compensated absences	1,359	1,341	1,069
Foreign currency forward and options contracts [2]	2	5	3
Capital creditors [1]	48	81	43
Other payables [1]	15	60	31
	6,349	6,302	5,983
Total financial liabilities	6,419	6,371	5,983
[1] Financial liability carried at amortized cost	4,973	4,908	4,911
[2] Financial liability carried at fair value through profit and loss	87	122	3
Contingent consideration on undiscounted basis	91	132	–

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.15 Other liabilities

in ₹ crore

Particulars	As at March 31, 2017	2016	April 1, 2015
Non-current			
Others			
Deferred income – government grant on land use rights	41	46	47
Deferred income	42	–	–
	83	46	47
Current			
Unearned revenue	1,777	1,332	1,052
Other			
Withholding taxes and others	1,226	1,296	904
Accrued gratuity (*Refer to Note 2.22.1*)	1	–	7
Deferred rent	2	–	–
Deferred income – government grant on land use rights	1	1	1
	3,007	2,629	1,964
	3,090	2,675	2,011

2.16 Provisions

in ₹ crore

Particulars	As at March 31, 2017	2016	April 1, 2015
Current			
Others			
Post-sales client support and warranties and others	405	512	478
Total	405	512	478

Provision for post-sales client support and warranties and others

in ₹ crore

Particulars	Year ended March 31, 2017
Balance at the beginning	512
Provision recognized / (reversed)	94
Provision utilized	(195)
Exchange difference	(6)
Balance at the end	405

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of six months to one year.

2.17 Income taxes

Income tax expense in the consolidated Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31, 2017	2016
Current taxes	5,653	5,318
Deferred taxes	(55)	(67)
Income tax expense	5,598	5,251

Income tax expense for the years ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) of ₹152 crore and ₹309 crore, respectively, pertaining to prior periods.

The entire deferred income tax for the years ended March 31, 2017 and March 31, 2016 relates to origination and reversal of temporary differences.

During the years ended March 31, 2017 and March 31, 2016, a current tax credit of ₹10 crore and ₹2 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2017, a deferred tax liability of ₹13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Profit before income taxes	19,951	18,740
Enacted tax rates in India (%)	34.61	34.61
Computed expected tax expense	6,905	6,486
Tax effect due to non-taxable income for Indian tax purposes	(1,982)	(1,758)
Overseas taxes	750	715
Tax provision (reversals), overseas and domestic	(152)	(309)
Effect of exempt non-operating income	(65)	(83)
Effect of unrecognized deferred tax assets	93	62
Effect of differential overseas tax rates	64	3
Effect of non-deductible expenses	26	194
Additional deduction on research and development expense	(56)	(60)
Others	15	1
Income tax expense	5,598	5,251

The applicable Indian statutory tax rates for fiscals 2017 and 2016, is 34.61%.

During the year ended March 31, 2017, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR), which is valid up to March 31, 2017. The weighted tax deduction is equal to 200% of such expenditure incurred. An application has been filed for a renewal of the R&D recognition with DSIR.

During year ended March 31, 2016, Infosys had claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from DSIR on November 23, 2011 which was renewed effective April 2014. With effect from August 1, 2015, the business of Finacle, including the R&D activities, was transferred to its wholly-owned subsidiary, EdgeVerve Systems Limited. However, the approval for EdgeVerve was effective April 2016.

The foreign expense is due to income taxes payable overseas principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately ₹5,995 crore. As of March 31, 2017, the Company has provided for branch profit tax of ₹327 crore for its U.S. branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹7 crore movement on account of exchange rate during the year ended March 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹5,309 crore and ₹4,195 crore as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The details of income tax assets and income tax liabilities as of March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Income tax assets	5,716	5,230	4,089
Current income tax liabilities	3,885	3,410	2,818
Net current income tax asset / (liability) at the end	1,831	1,820	1,271

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2017 and March 31, 2016 was as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Net current income tax asset / (liability) at the beginning	1,820	1,271
Translation differences	–	–
Income tax paid	5,653	5,865
Current income tax expense *(Refer to Note 2.17)*	(5,653)	(5,318)

Particulars	Year ended March 31,	
	2017	2016
Income tax benefit arising on exercise of stock options	1	–
Income tax on other comprehensive income	10	2
Net current income tax asset / (liability) at the end	1,831	1,820

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Deferred income tax assets			
Property, plant and equipment	138	178	241
Computer software	40	50	51
Accrued compensation to employees	57	68	48
Trade receivables	136	89	111
Compensated absences	374	389	299
Post-sales client support	97	77	74
Intangibles	22	4	–
Others	143	55	31
Total deferred income tax assets	1,007	910	855
Deferred income tax liabilities			
Intangible asset	(206)	(252)	(159)
Temporary difference related to branch profits	(327)	(334)	(316)
Others	(141)	(40)	(3)
Total deferred income tax liabilities	(674)	(626)	(478)
Deferred income tax assets after set-off	540	536	536
Deferred income tax liabilities after set-off	(207)	(252)	(159)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

in ₹ crore

Particulars	As of March 31,	
	2017	2016
Deferred income tax assets to be recovered after 12 months	529	409
Deferred income tax assets to be recovered within 12 months	478	501
Total deferred income tax assets	1,007	910
Deferred income tax liabilities to be settled after 12 months	(312)	(446)
Deferred income tax liabilities to be settled within 12 months	(362)	(180)
Total deferred income tax liabilities	(674)	(626)

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2017 and March 31, 2016, was as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Net deferred income tax asset at the beginning	284	377
Addition through business combination (*Refer to Note 2.3*)	–	(128)
Translation differences	7	(32)
Credits / (charge) relating to temporary differences (*Refer to Note 2.17 above*)	55	67
Temporary differences on other comprehensive income	(13)	–
Net deferred income tax asset at the end	333	284

The charge relating to temporary differences during the year ended March 31, 2017 are primarily on account of property, plant and equipment, and compensated absences, partially offset by trade receivables and post-sales client support. The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences, partially offset by reversal of credits pertaining to property, plant and equipment and trade receivables.

2.18 Revenue from operations

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Revenue from software services	66,383	60,528
Revenue from software products	2,101	1,913
	68,484	62,441

2.19 Other income

in ₹ crore

Particulars	Year ended March 31, 2017	2016
Interest received on financial assets carried at amortized cost		
Bonds and government bonds	128	113
Deposits with banks and others	2,233	2,521
Interest received on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures	190	–
Income received on investment carried at fair value through profit or loss		
Dividend received on liquid mutual fund units	29	64
Gains / (losses) on liquid mutual fund units	119	–
Exchange gains / (losses) on foreign currency forward and options contracts	591	29
Exchange gains / (losses) on translation of other assets and liabilities	(359)	140
Others	149	256
	3,080	3,123

2.20 Expenses

in ₹ crore

Particulars	Year ended March 31, 2017	2016
Employee benefit expenses		
Salaries including bonus	36,557	33,549
Contribution to provident and other funds	770	648
Share-based payments to employees (*Refer to Note 2.13*)	117	7
Staff welfare	215	202
	37,659	34,406
Cost of software packages and others		
For own use	795	740
Third-party items bought for service delivery to clients	802	534
	1,597	1,274
Other expenses		
Repairs and maintenance	1,242	1,014
Power and fuel	228	217
Brand and marketing	342	198
Operating lease payments	491	360
Rates and taxes	148	109
Consumables	40	41
Insurance	56	60
Provision for post-sales client support and warranties	80	8
Commission to non-whole-time directors	10	9
Impairment loss recognized / (reversed) on financial assets	140	(46)
Auditor's remuneration		
Statutory audit fees	7	7
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Contributions towards corporate social responsibility	230	216
Others	230	318
	3,244	2,511

2.21 Leases

The lease rentals charged during the period are as follows:

in ₹ crore

Particulars	Year ended March 31, 2017	2016
Lease rentals	491	360

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Future minimum lease payable	As at March 31, 2017	2016	April 1, 2015
Not later than 1 year	461	372	168
Later than 1 year and not later than 5 years	1,237	873	395
Later than 5 years	740	442	168

The operating lease arrangements are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 Employee benefits

2.22.1 Gratuity

The funded status of the Gratuity Plan and the amounts recognized in the Group's financial statements as of March 31, 2017 and March 31, 2016 are as follows:

in ₹ crore

Particulars	As of March 31, 2017	2016
Change in benefit obligations		
Benefit obligations at the beginning	944	816
Service cost	129	118
Interest expense	69	61
Addition through business combination	–	1
Remeasurements – Actuarial (gains) / losses	67	23
Curtailment gain	(3)	–
Benefits paid	(89)	(75)
Benefit obligations at the end	1,117	944

Particulars	As of March 31,	
	2017	2016
Change in plan assets		
Fair value of plan assets at the beginning	947	836
Interest income	79	66
Remeasurements – Return on plan assets excluding amounts included in interest income	12	9
Contributions	246	111
Benefits paid	(89)	(75)
Fair value of plan assets at the end	1,195	947
Funded status	78	3
Prepaid gratuity benefit	79	4
Accrued gratuity	(1)	(1)

The amounts for the years ended March 31, 2017 and March 31, 2016, recognized in the Statement of Profit and Loss under employee benefit expense, are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Service cost	129	118
Net interest on the net defined benefit liability / asset	(10)	(5)
Curtailment gain	(3)	–
Net gratuity cost	116	113

The amounts for the years ended March 31, 2017 and March 31, 2016, recognized in the statement of other comprehensive income, are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	67	23
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(12)	(9)
	55	14

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	56	–
	56	–

The weighted-average assumptions used to determine benefit obligations as of March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

in %

Particulars	As of March 31,		April 1,
	2017	2016	2015
Discount rate	6.9	7.8	7.8
Weighted average rate of increase in compensation levels	8.0	8.0	8.0

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2017 and March 31, 2016 are as follows:

Particulars	Year ended March 31,	
	2017	2016
Discount rate (%)	7.8	7.8
Weighted average rate of increase in compensation levels (%)	8.0	8.0
Weighted average duration of defined benefit obligation (years)	6.1	6.4

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately ₹57 crore.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately ₹49 crore.

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer-managed funds.

Actual return on assets for the years ended March 31, 2017 and March 31, 2016 were ₹91 crore and ₹75 crore, respectively.

The Group expects to contribute ₹100 crore to the gratuity trusts during fiscal 2018.

Maturity profile of defined benefit obligation:

in ₹ crore

Within 1 year	159
1-2 year	165
2-3 year	171
3-4 year	186
4-5 year	198
5-10 years	958

2.22.2 Superannuation

The Company contributed ₹ 168 crore and ₹ 234 crore to the superannuation plan during the years ended March 31, 2017 and March 31, 2016, respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

2.22.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India and based on the assumptions provided below, there is no shortfall as at March 31, 2017, March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As of March 31,		April 1,
	2017	2016	2015
Plan assets at period end, at fair value	4,459	3,808	2,912
Present value of benefit obligation at period end	4,459	3,808	2,912
Asset recognized in Balance Sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As of March 31,		April 1,
	2017	2016	2015
Government of India (GOI) bond yield (%)	6.90	7.80	7.80
Remaining term to maturity of portfolio (years)	6	7	7
Expected guaranteed interest rate (%)			
First year	8.60	8.75	8.75
Thereafter	8.60	8.60	8.60

The Group contributed ₹462 crore and ₹413 crore to the provident fund during the years ended March 31, 2017 and March 31, 2016, respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident fund plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign-defined benefit plans.

Employee benefit costs include:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Salaries and bonus [1]	36,913	33,646
Defined contribution plans	252	302
Defined benefit plans	494	458
	37,659	34,406

[1] Includes stock compensation expense of ₹ 117 crore and ₹ 7 crore for the years ended March 31, 2017 and March 31, 2016, respectively. Refer to Note 2.13.

2.23 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2017	2016
Basic earnings per equity share – weighted average number of equity shares outstanding [1]	2,28,56,39,447	2,28,56,16,160
Effect of dilutive common equivalent shares – share options outstanding	7,57,298	1,02,734
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	2,28,63,96,745	2,28,57,18,894

[1] Excludes treasury shares

For the year ended March 31, 2017, 1,12,190 options to purchase equity shares had an anti-dilutive effect. For the year ended March 31, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,		April 1,
	2017	2016	2015
Contingent liabilities			
Claims against the Company, not acknowledged as debts [2]			
[Net of amount paid to statutory authorities ₹4,717 crore (₹4,409 crore)]	1,997	284	264

Particulars	As at March 31, 2017	2016	April 1, 2015
Commitments			
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,149	1,486	1,574
Other commitments [(1)]	114	79	–

[(1)] Uncalled capital pertaining to investments

[(2)] Claims against the Company not acknowledged as debts as on March 31, 2017 include demand from the Indian income tax authorities for the payment of tax of ₹6,122 crore (₹4,135 crore), including interest of ₹1,885 crore (₹1,224 crore) upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010, 2011, 2012 and 2013. Demands were paid to statutory tax authorities in full except for fiscals 2009, 2011, 2012 and 2013.

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income-tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under Section 10A of the Income-tax Act and disallowance of profits earned from SEZ units under Section 10AA of the Income-tax Act. Demand for fiscals 2012 and 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under Section 10AA of the Income-tax Act and also others. The matters for fiscals 2007, 2008, 2009 and 2013 are pending before the Commissioner of Income Tax (Appeals), Bengaluru. The matter for fiscals 2010, 2011 and 2012 is pending before the Hon'ble Income Tax Appellate Tribunal (ITAT), Bengaluru.

The Company is contesting the demand and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.25 Related party transactions

in %

Name of subsidiaries	Country	Holdings as at March 31, 2017	2016
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100	100
Infosys Americas Inc., (Infosys Americas)	U.S.	100	100
Infosys (Czech Republic) Limited s.r.o. *(formerly Infosys BPO s. r. o)* [(1)]	Czech Republic	99.98	99.98
Infosys Poland, Sp z.o.o *(formerly Infosys BPO Poland, Sp z.o.o)* [(1)]	Poland	99.98	99.98
Infosys BPO S.de.R.L.de.C.V. [(1)(13)]	Mexico	–	–
Infosys McCamish Systems LLC [(1)]	U.S.	99.98	99.98
Portland Group Pty. Ltd [(1)]	Australia	99.98	99.98
Infosys BPO Americas LLC. [(1)(12)]	U.S.	99.98	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) [(2)]	Australia	100	100
EdgeVerve Systems Limited (EdgeVerve)	India	100	100
Infosys Consulting Holding AG (Infosys Lodestone) *(formerly Lodestone Holding AG)*	Switzerland	100	100
Lodestone Management Consultants Inc. [(3)]	U.S.	100	100
Infosys Management Consulting Pty Limited *(formerly Lodestone Management Consultants Pty Limited)* [(3)]	Australia	100	100
Infosys Consulting AG *(formerly Lodestone Management Consultants AG)* [(3)]	Switzerland	100	100
Lodestone Augmentis AG [(5)(14)]	Switzerland	–	100
Lodestone GmbH *(formerly Hafner Bauer & Ödman GmbH)* [(3)(16)]	Switzerland	–	100
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)* [(4)]	Belgium	99.90	99.90
Infosys Consulting GmbH *(formerly Lodestone Management Consultants GmbH)* [(3)]	Germany	100	100
Infosys Consulting Pte Ltd. *(formerly Lodestone Management Consultants Pte Ltd.)* [(17)]	Singapore	100	100
Infosys Consulting SAS *(formerly Lodestone Management Consultants SAS)* [(3)]	France	100	100
Infosys Consulting s.r.o. *(formerly Lodestone Management Consultants s.r.o.)* [(3)]	Czech Republic	100	100
Lodestone Management Consultants GmbH [(3)]	Austria	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2017	2016
Lodestone Management Consultants Co., Ltd. [3]	China	100	100
Infy Consulting Company Ltd. *(formerly Lodestone Management Consultants Ltd.)* [3]	U.K.	100	100
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V.)* [3]	The Netherlands	100	100
Infosys Consulting Ltda. *(formerly Lodestone Management Consultants Ltda.)* [4]	Brazil	99.99	99.99
Infosys Consulting Sp. z.o.o *(formerly Lodestone Management Consultants Sp. z o.o.)* [3]	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda [3]	Portugal	100	100
S.C. Infosys Consulting S.R.L. *(formerly S.C. Lodestone Management Consultants S.R.L.)* [3]	Romania	100	100
Infosys Consulting S.R.L. *(formerly Lodestone Management Consultants S.R.L.)* [3]	Argentina	100	100
Infosys Canada Public Services Ltd. [6]	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100	100
Panaya Inc. (Panaya)	U.S.	100	100
Panaya Ltd. [7]	Israel	100	100
Panaya GmbH [7]	Germany	100	100
Panaya Pty Ltd. [7][15]	Australia	–	–
Panaya Japan Co. Ltd. [7]	Japan	100	100
Skava Systems Pvt. Ltd. (Skava Systems) [8]	India	100	100
Kallidus Inc. (Kallidus) [9]	U.S.	100	100
Noah Consulting LLC (Noah) [10]	U.S.	100	100
Noah Information Management Consulting Inc. (Noah Canada) [11]	Canada	100	100

(1) Wholly-owned subsidiary of Infosys BPO
(2) Under liquidation
(3) Wholly-owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4) Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5) Wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(6) Wholly-owned subsidiary of Infosys Public Services, Inc.
(7) Wholly-owned subsidiary of Panaya Inc.
(8) On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems.
(9) On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc.
(10) On November 16, 2015, Infosys acquired 100% of the membership interests in Noah.
(11) Wholly-owned subsidiary of Noah
(12) Incorporated effective November 20, 2015
(13) Liquidated effective March 15, 2016
(14) Liquidated effective October 5, 2016
(15) Liquidated effective November 16, 2016
(16) Liquidated effective December 21, 2016
(17) Wholly-owned subsidiary of Infosys

Infosys has provided guarantee for the performance of certain contracts entered into by its subsidiaries.

in %

Name of associate	Country	Holdings as at March 31,	
		2017	2016
DWA Nova LLC [1]	U.S.	16	16

(1) Associate of Infosys Nova Holding LLC

Share in net loss of associate and others for the year ended March 31, 2017 includes an impairment loss of ₹ 18 crore on investment in DWA Nova LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve

Particulars	Country	Nature of relationship
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

- U. B. Pravin Rao
- Dr. Vishal Sikka

Non-whole-time directors

- K. V. Kamath *(resigned effective June 5, 2015)*
- Prof. Jeffrey S. Lehman
- R. Seshasayee
- Ravi Venkatesan
- Kiran Mazumdar-Shaw
- Carol M. Browner *(resigned effective November 23, 2015)*
- Prof. John W. Etchemendy
- Roopa Kudva
- Dr. Punita Kumar-Sinha *(appointed effective January 14, 2016)*
- D. N. Prahlad *(appointed effective October 14, 2016)*

Executive officers

M. D. Ranganath *Chief Financial Officer* *(effective October 12, 2015)*	David D. Kennedy *General Counsel and Chief Compliance Officer* *(till December 31, 2016)*
Rajiv Bansal *Chief Financial Officer* *(till October 12, 2015)*	Mohit Joshi *President* *(effective October 13, 2016)*
Rajesh K. Murthy *President* *(effective October 13, 2016)*	Ravi Kumar S. *President and Deputy Chief Operating Officer* *(effective October 13, 2016)*
Sandeep Dadlani *President* *(effective October 13, 2016)*	Krishnamurthy Shankar *Group Head – Human Resources* *(effective October 13, 2016)*
Gopi Krishnan Radhakrishnan *Acting General Counsel* *(effective January 1, 2017)*	

Company Secretary

A. G. S. Manikantha (appointed effective June 22, 2015)

Related party transactions

Transactions with key managerial personnel

The table below describes the compensation to key managerial personnel comprising directors and executive officers under Ind AS 24:

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers [(1)(2)(3)(4)(5)]	84	101
Commission and other benefits to non-executive / independent directors	11	10
Total	95	111

(1) Includes stock compensation expense of ₹36 crore and ₹7 crore for the years ended March 31, 2017 and March 31, 2016, respectively, towards key managerial personnel (*Refer to Note 2.13*).

(2) Year ended March 31, 2017 includes ₹6 crore payable under severance agreement to David D. Kennedy, who stepped down as General Counsel and Chief Compliance Officer w.e.f. December 31, 2016.

(3) Year ended March 31, 2016 includes ₹17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial Officer w.e.f. October 12, 2015.

(4) The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, US $0.82 million as variable pay to the CEO for the year ended March 31, 2017. The shareholders vide a postal ballot had approved a variable pay of US $3 million at target.

Pursuant to the approval from the shareholders through a postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive, under the 2015 Plan, an annual grant of RSUs of fair value US$2 million which will vest over time, subject to continued service and an annual grant of performance-based equity and stock options of US$5 million subject to the achievement of performance targets set by the Board or its committee, which will vest over time. The Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising RSUs amounting to US$1.9 million and ESOPs amounting to US$0.96 million. Further, the Board also approved the annual time-based vesting grant for fiscal 2018 amounting to RSUs of US$2 million. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

The year ended March 31, 2016 includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) to the CEO. The shareholders at the Extraordinary General Meeting dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee, approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.

(5) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U. B. Pravin Rao, COO and Whole-time Director, w.e.f. November 1, 2016.

Further, the nomination and remuneration committee in its meeting, held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, COO and Whole-time Director, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f. May 2, 2017.

Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements

in ₹ crore

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount	as % of consolidated other comprehensive income	Amount	as % of consolidated total comprehensive income	Amount
Infosys Ltd.	93.5	68,017	95.7	13,818	85.7	(18)	95.7	13,800
Indian subsidiaries								
Infosys BPO	5.5	3,995	3.8	552	19.0	(4)	3.8	548
EdgeVerve	(2.4)	(1,715)	1.7	245	4.8	1	1.7	246
Skava Systems	–	23	0.1	8	–	–	0.1	8
Foreign subsidiaries								
Infosys China	0.1	105	(0.4)	(58)	–	–	(0.4)	(58)
Infosys Mexico	0.2	128	0.3	41	–	–	0.3	41
Infosys Sweden	–	17	(0.1)	(18)	–	–	(0.1)	(18)
Infosys Shanghai	1.1	765	(0.2)	(27)	–	–	(0.2)	(27)
Infosys Brasil	0.1	103	–	2	–	–	–	2
Infosys Public Services	0.5	387	0.9	126	–	–	0.9	126
Infosys Americas	–	1	–	–	–	–	–	–
Infosys (Czech Republic) Limited s.r.o.	0.1	58	0.1	12	–	–	0.1	12
Infosys Poland Sp Z.o.o	0.6	439	0.7	102	–	–	0.7	102
Infosys BPO Americas	–	4	–	(3)	–	–	–	(3)
Infosys McCamish Systems LLC	0.2	127	0.5	75	–	–	0.5	75
Portland Group Pty Ltd.	0.1	106	–	6	–	–	–	6
Infosys Australia	–	36	–	–	–	–	–	–
Infosys Lodestone	0.3	217	(0.6)	(81)	–	–	(0.6)	(81)
Lodestone Management Consultants Inc.	–	28	0.1	11	–	–	0.1	11
Infosys Management Consulting Pty Limited	–	(20)	–	(1)	–	–	–	(1)
Infosys Consulting AG	0.1	64	–	5	–	–	–	5
Infosys Consulting (Belgium) NV	–	(22)	–	(1)	–	–	–	(1)
Infosys Consulting GmbH	–	(30)	(0.5)	(65)	–	–	(0.5)	(65)
Infosys Consulting Pte Ltd.	–	(2)	(0.1)	(11)	–	–	(0.1)	(11)
Infosys Consulting SAS	–	(6)	–	3	–	–	–	3
Infosys Consulting s.r.o.	–	4	–	–	–	–	–	–
Lodestone Management Consultants GmbH	–	(2)	–	–	–	–	–	–
Lodestone Management Consultants Co., Ltd.	(0.1)	(58)	(0.4)	(56)	–	–	(0.4)	(56)

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount	as % of consolidated other comprehensive income	Amount	as % of consolidated total comprehensive income	Amount
Infy Consulting Company Ltd.	–	3	–	1	–	–	–	1
Infy Consulting B.V.	–	25	0.1	12	–	–	0.1	12
Infosys Consulting Ltda.	–	(20)	(0.4)	(60)	–	–	(0.4)	(60)
Infosys Consulting Sp. Z.o.o	–	1	–	(5)	–	–	–	(5)
Lodestone Management Consultants Portugal, Unipessoal, Lda.	–	(3)	–	(1)	–	–	–	(1)
S.C. Infosys Consulting S.R.L.	–	6	–	1	–	–	–	1
Infosys Consulting S.R.L.	–	(1)	–	(3)	–	–	–	(3)
Infosys Nova	0.1	98	–	0	–	–	–	–
Panaya	0.1	68	–	4	–	–	–	4
Panaya Ltd.	(0.4)	(283)	(1.1)	(161)	–	–	(1.1)	(161)
Panaya Gmbh	–	(3)	–	1	–	–	–	1
Panaya Japan Co. Ltd.	–	(1)	–	–	–	–	–	–
Kallidus	0.2	133	0.4	60	–	–	0.4	60
Noah	–	(23)	(0.6)	(90)	–	–	(0.6)	(90)
Noah Canada	–	(14)	–	(2)	–	–	–	(2)
Subtotal	100	72,755	100	14,442	100	(21)	100	14,421
Adjustment arising out of consolidation		(3,869)		(78)		(257)		(335)
Non-controlling interests in subsidiaries		–		–		–		–
Associate								
DWA Nova LLC		(26)		(30)		–		(30)
Controlled Trusts		122		19		–		19
Total		68,982		14,353		(278)		14,075

2.26 Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on CSR activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. Funds were primarily allocated to a corpus and utilized through the year on the activities specified in Schedule VII of the Companies Act, 2013.

- Gross amount required to be spent by the Company during the year is ₹303 crore.
- Amount spent during the year on:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
Construction / acquisition of any asset	75	–	75
On purposes other than the above	230	–	230

2.27 Dues to micro enterprises and small enterprises

As at March 31, 2017 and March 31, 2016, there are no outstanding dues to micro and small enterprises. There are no interests due or outstanding on the same.

2.28 Disclosure on Specified Bank Notes

During the year, the Company had Specified Bank Notes (SBNs) or other denomination notes as defined in the MCA notification, G.S.R. 308(E), dated March 31, 2017. The details of SBNs held and transacted during the period from November 8, 2016 to December 30, 2016, the denomination-wise SBNs and other notes as per the notification are as follows:

in ₹

Particulars	SBNs [1]	Other denomination notes	Total
Closing cash in hand as on Nov 8, 2016	6,48,000	3,75,928	10,23,928
Add: Permitted receipts	4,000	9,23,626	9,27,626
Less: Permitted payments	(98,000)	(11,12,953)	(12,10,953)
Less: Amount deposited in Banks	(5,54,000)	(402)	(5,54,402)
Closing cash in hand as on Dec 30, 2016	–	1,86,199	1,86,199

[1] For the purposes of this clause, the term 'Specified Bank Notes' shall have the same meaning provided in the notification of the Government of India, in the Ministry of Finance, Department of Economic Affairs number S.O. 3407(E), dated November 8, 2016.

2.29 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments have been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity in the economic characteristics. All other segments represent the operating segments of businesses in India, Japan and China, and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprises all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred in rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly, these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

For the years ended March 31, 2017 and *March 31, 2016*:

in ₹ crore

Particulars	FS [1]	MFG [2]	ECS [3]	RCL [4]	HILIFE [5]	Hi-Tech	All other segments	Total
Revenue from operations	18,555	7,507	15,430	11,225	8,437	5,122	2,208	68,484
	17,024	*6,948*	*13,547*	*10,226*	*8,090*	*4,891*	*1,715*	*62,441*
Identifiable operating expenses	9,271	3,922	7,430	5,378	4,178	2,659	1,406	34,244
	8,199	*3,684*	*6,196*	*4,878*	*3,841*	*2,391*	*1,035*	*30,224*
Allocated expenses	4,075	1,737	3,569	2,598	1,951	1,186	510	15,626
	3,986	*1,704*	*3,322*	*2,508*	*1,984*	*1,199*	*421*	*15,124*
Segmental operating income	5,209	1,848	4,431	3,249	2,308	1,277	292	18,614
	4,839	*1,560*	*4,029*	*2,840*	*2,265*	*1,301*	*259*	*17,093*
Unallocable expenses								1,713
								1,473
Other income, net								3,080
								3,123
Share in net loss of associate and others								(30)
								(3)
Profit before tax								19,951
								18,740
Tax expense								5,598
								5,251
Profit for the period								14,353
								13,489
Depreciation and amortization								1,703
								1,459
Non-cash expenses other than depreciation and amortization								10
								14

(1) Financial Services

(2) Manufacturing

(3) Energy & utilities, Communications and Services

(4) Retail, Consumer packaged goods and Logistics

(5) Life Sciences, Healthcare and Insurance

Geographic segments

For the years ended March 31, 2017 and *March 31, 2016*:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	42,408	15,392	2,180	8,504	68,484
	39,139	*14,373*	*1,623*	*7,306*	*62,441*
Identifiable operating expenses	21,618	7,694	1,002	3,930	34,244
	19,283	*6,966*	*711*	*3,264*	*30,224*
Allocated expenses	9,799	3,548	442	1,837	15,626
	9,591	*3,510*	*338*	*1,685*	*15,124*
Segmental operating income	10,991	4,150	736	2,737	18,614
	10,265	*3,897*	*574*	*2,357*	*17,093*
Unallocable expenses					1,713
					1,473
Other income, net					3,080
					3,123
Share in net loss of associate and others					(30)
					(3)
Profit before tax					19,951
					18,740
Tax expense					5,598
					5,251
Profit for the period					14,353
					13,489
Depreciation and amortization					1,703
					1,459
Non-cash expenses other than depreciation and amortization					10
					14

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2017 and March 31, 2016.

2.30 Function-wise classification of consolidated Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2017	2016
Revenue from operations	68,484	62,441
Cost of sales	43,253	39,098
Gross profit	25,231	23,343
Operating expenses		
Selling and marketing expenses	3,591	3,431
General and administration expenses	4,739	4,292
Total operating expenses	8,330	7,723
Operating profit	16,901	15,620
Other income	3,080	3,123
Profit before non-controlling interests / share in net loss of associate	19,981	18,743
Share in net loss of associate and others	(30)	(3)
Profit before tax	19,951	18,740
Tax expense		
Current tax	5,653	5,318
Deferred tax	(55)	(67)
Profit for the period	14,353	13,489
Other comprehensive income		
Items that will not be reclassified subsequently to profit or loss		
Remeasurement of the net defined benefit liability / asset	(45)	(12)
Equity instruments through other comprehensive income	(5)	–
	(50)	(12)
Items that will be reclassified subsequently to profit or loss		
Fair value changes on derivatives designated as cash flow hedge, net	39	–
Exchange differences on translation of foreign operations	(257)	303
Fair value changes on investments, net	(10)	–
	(228)	303
Total other comprehensive income, net of tax	(278)	291
Total comprehensive income for the period	14,075	13,780
Profit attributable to		
Owners of the Company	14,353	13,489
Non-controlling interests	–	–
	14,353	13,489
Total comprehensive income attributable to		
Owners of the Company	14,075	13,780
Non-controlling interests	–	–
	14,075	13,780

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2017

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer

A. G. S. Manikantha
Company Secretary

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. In 1983, the corporate headquarters was relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹ 145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹ 10 each) at US $34 per ADS under the ADS Program, and the same were listed on the NASDAQ National Market.

All the above data is unadjusted for stock split and bonus shares. During July 2003, June 2005 and November 2006, we successfully completed secondary-sponsored American Depositary Receipt (ADR) issues of US $294 million, US $1.1 billion and US $1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner for our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed the same in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris markets. The delisting and listing was made to leverage the Euronext partnership, since both the U.S. and Europe are home to many of our investors, clients and employees.

The Company's financial year begins on April 1 and ends on March 31, every year. The address of our registered office is Electronics City, Hosur Road, Bengaluru 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007	2015	2016 [1]
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1	1:1	1:1

Notes: In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2 to 1 in fiscal 2000.

[1] The Company had allotted bonus shares in the ratio of 1:1 pursuant to a bonus issue approved by shareholders in June 2015.

Capital Allocation Policy and Dividend Distribution Policy

Refer to 'Material changes and commitments affecting financial position' in the *Board's report* section of this Annual Report.

Unclaimed dividend

Section 124 of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ('the Rules') mandates that companies transfer dividend that has remained unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate the transfer of shares with respect to the dividend, which has not been paid or claimed for seven consecutive years or more to IEPF. Accordingly, the dividend for the years mentioned as follows will be transferred to the IEPF on the respective dates if the dividend remains unclaimed for seven years, and the corresponding shares will also be transferred to IEPF if dividend is unclaimed for seven consecutive years:

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) [1]
2010	Final	15.00	June 12, 2010	July 17, 2017	60,82,320
2011	Interim [2]	40.00	October 15, 2010	November 20, 2017	1,55,43,920
	Final	20.00	June 11, 2011	July 16, 2018	76,15,840
2012	Interim	15.00	October 12, 2011	November 17, 2018	71,82,930
	Final [3]	32.00	June 09, 2012	July 14, 2019	1,42,99,648
2013	Interim	15.00	October 12, 2012	November 17, 2019	73,20,705
	Final	27.00	June 15, 2013	July 20, 2020	1,18,27,728
2014	Interim	20.00	October 18, 2013	November 23, 2020	1,14,31,860
	Final	43.00	June 14, 2014	July 19, 2021	1,51,68,852
2015	Interim	30.00	October 10, 2014	November 14, 2021	1,13,11,740
	Final	29.50	June 22, 2015	July 23, 2022	1,99,48,755
2016	Interim	10.00	October 12, 2015	November 17, 2022	1,57,00,110
	Final	14.25	June 18, 2016	July 17, 2023	2,30,05,071
2017	Interim	11.00	October 14, 2016	November 19, 2023	32,93,037

[1] Amount unclaimed as on March 31, 2017.
[2] Includes 30th year special dividend of ₹30 per share.
[3] Includes special dividend of ₹10 per share on the successful completion of 10 years of Infosys BPO operations.

The Company sends periodic intimation to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividends. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Type of dividend	Dividend declared on	Amount transferred to IEPF (₹)	Date of transfer to IEPF
2017	Interim	October 09, 2009	53,48,610	November 12, 2016
	Final	June 20, 2009	15,69,766	July 25, 2016
2016	Interim	October 11, 2008	17,29,130	November 6, 2015
	Final	June 14, 2008	23,69,407	July 10, 2015
2015	Interim	October 11, 2007	7,52,112	November 5, 2014
	Final	June 22, 2007	5,54,117	July 15, 2014

Investor services

Tentative calendar

Quarter ending	Earnings release	Trading window closure
Jun 30, 2017	Jul 14, 2017	Jun 16, 2017 to Jul 16, 2017
Sep 30, 2017	Oct 13, 2017	Sep 16, 2017 to Oct 15, 2017
Dec 31, 2017	Jan 12, 2018	Dec 16, 2017 to Jan 14, 2018
Mar 31, 2018	Apr 13, 2018	Mar 16, 2018 to Apr 15, 2018

Annual General Meeting

Date and time	June 24, 2017, Saturday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bengaluru 560 029
E-voting dates	June 19 to June 23, 2017
Book closure date	June 3, 2017
Dividend payment date	June 27, 2017

Dematerialization of shares and liquidity

Infosys shares are tradable in the electronic form only. We have established connectivity with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) through Karvy Computershare Private Limited, our registrars and share transfer agents. The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2017, 99.81% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2017 are as follows:

Category	Number of		% to total
	cases	shares	equity
Demat mode	7,10,707	2,29,26,63,376	99.81
Physical mode	422	42,81,288	0.19
Grand total	7,11,129	2,29,69,44,664	100

We request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants to enable us to provide better service.

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx. We encourage you to read the details provided and seek answers to questions that you may have regarding your rights as a shareholder.

Secretarial audit

Pursuant to Section 204 of the Companies Act, 2013 and Rules thereunder, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all applicable provisions of the Companies Act, 2013, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI), as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid-up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company complies with the mandatory and voluntary Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2017	2016	2017	2016
Dividend / Annual Report related	576	594	576	594

We attended to most of the investors' grievances and postal / electronic communications within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. The total number of shares transferred in physical form during the year was nil as against 15,000 for the previous year.

Shareholding pattern

The detailed report on the shareholding pattern of the Company as on March 31, 2017 is presented in MGT-9 enclosed to the Board's report as *Annexure 6*.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders and non-ADR) holding more than 1% of the equity as on March 31, 2017 are as follows:

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India [1]	16,14,36,123	7.03
Oppenheimer Developing Markets Fund [3]	5,42,93,808	2.36
Government of Singapore [3]	5,26,89,626	2.29
Abu Dhabi Investment Authority [3]	4,09,33,655	1.78
HDFC Trustee Company Limited [2]	3,82,58,488	1.67
ICICI Prudential Fund [2]	3,32,62,193	1.45
ICICI Prudential Life Insurance Company Ltd [1]	3,08,38,562	1.34
Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Fund [3]	3,00,56,272	1.31
SBI Mutual Fund [2]	2,61,14,623	1.14

[1] Insurance company [2] Indian mutual fund

[3] Foreign portfolio investor / Foreign institutional investors

Distribution of shareholding as on March 31, 2017

No. of shares held	No. of cases	% to cases	No. of shares	% to equity
1	13,883	1.95	13,883	–
2-10	1,47,746	20.78	10,17,453	0.04
11-50	2,89,319	40.68	84,44,897	0.37
51-100	1,07,378	15.10	85,66,438	0.37
101-200	68,704	9.66	1,06,74,769	0.46
201-500	46,162	6.49	1,53,01,304	0.67
501-1,000	16,211	2.28	1,18,96,520	0.52
1,001-5,000	14,248	2.00	3,18,29,028	1.39
5,001-10,000	2,527	0.36	1,83,55,292	0.80
10,001 and above	4,951	0.70	2,19,08,45,080	95.38
Total	7,11,129	100.00	2,29,69,44,664	100.00

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY UN

The listing fees for fiscal 2017 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE 30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, Dow Jones Global Titans 50 and NYSE.

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

2016-17	BSE			NSE			Volume
Months	High (₹)	Low (₹)	Volume A (No.)	High (₹)	Low (₹)	Volume B (No.)	(A+B) (No.)
April	1,268	1,151	97,20,735	1,268	1,151	6,59,54,381	7,56,75,116
May	1,270	1,172	24,60,696	1,272	1,171	5,51,44,806	5,76,05,502
June	1,278	1,156	35,33,314	1,279	1,155	6,70,69,050	7,06,02,364
July	1,195	1,056	96,18,741	1,196	1,052	10,33,18,265	11,29,37,006
August	1,094	1,009	53,18,517	1,095	1,009	7,81,16,022	8,34,34,539
September	1,069	1,024	61,88,665	1,069	1,024	5,94,15,210	6,56,03,875
October	1,081	994	46,03,095	1,083	993	6,00,13,510	6,46,16,605
November	1,010	900	43,82,558	1,007	901	8,30,86,381	8,74,68,939
December	1,021	958	36,96,839	1,022	958	6,24,14,827	6,61,11,666
January	1,045	905	78,41,706	1,040	901	11,46,69,064	12,25,10,770
February	1,028	906	60,96,919	1,031	905	8,29,66,621	8,90,63,540
March	1,044	999	32,99,425	1,044	999	6,78,41,984	7,11,41,409
Total			6,67,61,210			90,00,10,121	96,67,71,331

Note: The number of shares outstanding is 1,91,36,26,727 as of March 31, 2017. ADSs have been excluded for the purpose of this calculation.

Volume traded / average outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2016-17	4	47	51
2015-16	3	49	52
2014-15	5	62	67

Stock market data – NYSE

2016-17	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	20.47	17.86	1,358	1,185	8,75,95,491
May	19.53	18.19	1,314	1,223	4,86,62,337
June	19.76	17.31	1,334	1,169	8,21,61,036
July	18.48	16.31	1,239	1,093	9,39,20,069
August	16.64	15.64	1,114	1,047	12,52,38,584
September	16.57	15.76	1,104	1,050	9,43,37,442
October	16.71	15.19	1,116	1,015	10,13,00,760
November	15.34	13.74	1,049	940	14,31,44,388
December	15.07	14.16	1,024	962	7,16,25,917
January	15.38	13.58	1,044	922	18,04,79,005
February	15.30	13.42	1,021	895	14,19,44,611
March	15.92	14.93	1,032	968	13,84,86,873
Total					1,30,88,96,513

Note: 1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as on March 31, 2017 was 38,33,17,937. The percentage of volume traded for the year at NYSE, to the total float was 341%.

ADS premium compared to price quoted on NSE


(₹)
(%)
1,500
1,250
1,000
750
500
250
0
10.00
8.00
6.00
4.00
2.00
0
(2.00)

	Apr 16	May 16	Jun 16	Jul 16	Aug 16	Sep 16	Oct 16	Nov 16	Dec 16	Jan 17	Feb 17	Mar 17
ADR (₹)	1,358	1,314	1,334	1,239	1,114	1,104	1,116	1,049	1,024	1,044	1,021	1,032
Equity (₹)	1,268	1,272	1,279	1,196	1,095	1,069	1,083	1,007	1,022	1,040	1,031	1,044
Premium (%)	7.10	3.30	4.30	3.60	1.74	3.27	3.05	4.17	0.20	0.38	(0.97)	(1.15)

Outstanding ADSs

Our ADSs, as evidenced by American Depositary Receipts (ADRs), are traded in the U.S. on the NYSE at New York, Euronext London and Euronext Paris under the ticker symbol 'INFY'. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As on March 31, 2017, there were 31,639 record holders of ADRs evidencing 38,33,17,937 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty


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Note: Base 100 = April 1, 2016

Share price chart


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Notes: The historical stock price performance in the above graph should not be considered indicative of potential future stock price performance.
Adjusted for bonus issues and stock split wherever applicable
Base 100 = February 1993

Global locations

Infosys is a leading provider of technology services and consulting and have operations spread over 45 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/Documents/global-presence2017.pdf for details related to our global locations.

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka
Deputy Chief Financial Officer & EVP
Tel : 91 80 2852 1705 Fax : 91 80 2852 0754
Email : jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo
VP, Financial Controller and Head – Investor Relations
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A. G. S. Manikantha
Company Secretary
Tel : 91 80 4116 7775 Fax : 91 80 2852 0754
Email : manikantha_ags@infosys.com

For queries relating to business responsibility report

Aruna C. Newton
AVP and Head – Diversity and Inclusion
Tel : 91 80 2852 0261
Email : arunacnewton@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Plot 31-32, Gachibowli, Financial District
Nanakramguda, Hyderabad – 500 032

Contact person

Shobha Anand
Assistant General Manager, Karvy Computershare Private Limited
Tel : 91 40 67161559
Email : shobha.anand@karvy.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Depositary Receipts
New York 10005, NY, U.S.
Tel : 1 212 250 2500 Fax : 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel : 91 22 7180 4444 Fax : 91 22 7180 4122

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : 91 22 66672005 / 43434116 / 43434121
Fax : 91 22 66672779

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services
CTS Services Aux Emetteurs
Les Grands Moulins De Pantin
9 Rue du Débarcadère 93761 Pantin Cedex, France

Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel : 91 22 2499 4200 Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel : 91 22 2272 3333 Fax : 91 22 2272 3199

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India

Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2644 9000, 91 22 4045 9000
Fax : 91 22 2644 9019-22, 91 22 4045 9019-22

National Stock Exchange of India Ltd.

Exchange Plaza, Plot No. C / 1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2659 8100 Fax : 91 22 2659 8120

BSE Ltd.

Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel : 91 22 2272 1233 Fax : 91 22 2272 1919

Outside India

New York Stock Exchange

11 Wall Street, New York, NY 10005, U.S.
Tel : 1 212 656 3000 Fax : 1 212 656 5549

Euronext, London

Juxon House, 100 St. Paul's Churchyard
London EC4M 8BU
Tel : 44 20 7280 6850 / 44 20 7076 0900

Euronext, Paris

14, place des Reflets
92054 Paris La Défense Cedex
Tel +33 (0)1 70 48 24 00

Business Responsibility Report 2016-17

The Infosys Business Responsibility Report 2016-17 follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. We also publish a comprehensive Sustainability Report annually, independently assured by DNV GL, in accordance with the Global Reporting Initiative's G4 (Comprehensive) framework.

The Sustainability Report will be available at https://www.infosys.com/sustainability.

Our Business Responsibility Report includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across environment, governance, and stakeholder relationships. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Annual Report for all aspects that are material to us and to our stakeholders.

Business Responsibility Report

(As per Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

Section A: General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bengaluru 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2016 to March 31, 2017
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services: Computer programming, consultancy and related activities NIC code of the product / service : 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services, consulting, and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	https://www.infosys.com/about/Pages/locations.aspx
	ii. Number of national locations	https://www.infosys.com/about/Pages/locations.aspx
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment reporting*, page 156 and page 213

Section B: Financial details of the Company [1]

1.	Paid-up capital (₹)	₹ 1,148 crore
2.	Total turnover (₹)	₹ 59,289 crore
3.	Total profit after taxes (₹)	₹ 13,818 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to *Annexure 7* in the Annual Report, page 54
5.	List of activities in which expenditure in 4 above has been incurred	Refer to *the Annexure 7* in the Annual Report, page 54

[1] As per the Standalone Ind AS financials

Section C: Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes. Refer to *Annexure 1* in the Annual Report, page 29
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	:	Yes.
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	:	Yes. Less than 30%.

Section D: BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1.	DIN Number	:	06782450
2.	Name	:	U. B. Pravin Rao
3.	Designation	:	Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1.	DIN Number (if applicable)	:	Not applicable
2.	Name	:	Aruna C. Newton
3.	Designation	:	Associate Vice President
4.	Telephone number	:	91 80 4961 4243
5.	E-mail ID	:	arunacnewton@infosys.com

2. Principle-wise (as per National Voluntary Guidelines) Business Responsibility (BR) policy / policies (reply with Yes / No)

Sl.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director? [1]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Refer to the Whistleblower Policy and Code of Conduct and Ethics.	Available on our intranet	Available on our intranet	Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Available on our intranet	Available on our intranet	Available on our intranet	Refer to the CSR committee charter, CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Principle-wise index:

P1 – Code of Conduct and Ethics, Whistleblower Policy
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – HR Policies, Human Rights Statement
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Sustainability policy
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy

[1] Designated department heads, who report to the Chief Operating Officer (COO) monitor and oversee policy implementation. The COO monitors policy implementation and progress on initiatives and actions through periodic reviews.

2a. If answer to Sl. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

Sl.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the principles.	Not applicable								
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, annually, more than 1 year.	:	We have constituted a corporate social responsibility (CSR) committee of the Board which oversees our CSR strategy and progress. For more details on the frequency of the committee's meetings, refer to the 'Corporate social responsibility committee' sub-section in the *Corporate Governance Report,* and the 'Corporate governance' section in the *Board's Report*, which are part of this Annual Report.
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, annual; https://www.infosys.com/sustainability

Section E: Principle-wise performance

Principle No.	Description	Response
P1 – Business should conduct and govern themselves with ethics, transparency and accountability.		
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Our policies related to ethics, bribery and corruption are part of our corporate governance framework and cover the Infosys Group and our suppliers. For more details, refer to the *Compliance with corporate governance codes* sub-section under the *Code of conduct* section in the *Corporate Governance Report* chapter in this report, and the Whistleblower Policy available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.

Principle No.	Description	Response
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	Infosys' stakeholders include our investors, clients, employees, vendors / partners, government and local communities. For details on investor complaints, refer to *Investor complaints* section in the Annual Report. For details on employee grievances and resolution, refer to the table in section 3.7. More details will be available in our *Sustainability Report* on www.infosys.com/Sustainability.
P2 – Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle.		
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Infosys is a provider of consulting, technology, outsourcing and next-generation services. Our sustainability strategy strives to make: • Our business sustainable • Our client's business sustainable • Our ecosystem sustainable We continue to work on large-scale digital-transformation projects that significantly impact the socio-economic progress of the country. Infosys' core banking and insurance solutions have enabled the Department of Post in India to provide easy and effective banking and insurance services to rural and semi-rural regions of India. 23,249 post offices provide banking solutions. Over 598 million accounts have been migrated to the system till date. 975 ATMs have also been enabled to service India Post customers. 25,448 post offices have been enabled to provide insurance policies, and 29 million policies have been migrated to the new system. The eBiz portal developed by Infosys is one of the 31 Mission Mode Projects (MMPs) under the National eGovernance Plan (NeGP) of the Government of India. An initiative by the Department of Industrial Policy and Promotion, eBiz is a one-of-its-kind portal conceived to bring about a radical shift in the government's service delivery approach to improve 'Ease of Doing Business' in India. Currently, the portal hosts over 50 services, including 22 central services and 30 state services. The Government of India's impetus on digital payments propelled many organizations towards providing enabling systems and platforms. The collaboration between Paytm and Infosys has helped in rolling out an innovative digital payments platform. Paytm Payment Bank leverages Finacle's proven platform for its deposit products and payments platform, enabling it to rapidly roll out innovative offerings. Paytm is India's largest mobile payments and commerce platform.
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional):	Our business being IT services and consulting primarily, our solutions that have been detailed under 2.1, fuel the digital transformation of our nation. Being a responsible corporation, we track the consumption of resources critically, and our goals and performance related to these parameters will be provided in our *Sustainability Report* on http://www.infosys.com/sustainability.

Principle No.	Description	Response
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	Our Responsible Supply Chain Policy guides our actions in the supply chain and interactions with our supply chain partners. We have a comprehensive engagement model, to meaningfully engage with our suppliers on material aspects. Regular capacity building and assessments are conducted for key suppliers. The proportion of spending on domestic suppliers at significant locations was about 79% in fiscal 2017.
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	We have a Responsible Supply Chain Policy and a Supplier Code of Conduct. Our suppliers are categorized into three broad categories – people, services and products. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums where suppliers can voice their concerns and issues. We continue to engage with all supplier segments working within our boundary covering People and Services categories by conducting training, assessments and audits on Health and Safety, Compliance and Anti-corruption, Human Rights and Anti-Harassment. We engage with local suppliers for our People and Services categories.
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	Ozone, our Health, Safety and Environment Management System (HSEMS), guides our efforts on the responsible use of scarce natural resources. For details on how we recycle products and manage waste, visit our sustainability microsite, https://www.infosys.com/sustainability/.
P3 – Businesses should promote the wellbeing of all employees.		
3.1	Please indicate the total number of employees.	Our global employee count stands at 2,00,364 as on March 31, 2017.
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	Most of our employees work as full-time, permanent employees. More details will be available in our *Sustainability Report* on www.infosys.com/Sustainability.
3.3	Please indicate the number of permanent women employees.	The number of our global women employees is 72,248 as on March 31, 2017.
3.4	Please indicate the number of permanent employees with disabilities.	Being an equal opportunity employer, we do not mandate the disclosure of disability. The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 161, as on March 31, 2017.

Principle No.	Description	Response
3.5	Do you have an employee association that is recognized by the Management?	We recognize the right to freedom of association through collective bargaining agreements in accordance with the guidelines and compliance frameworks put forth by governments in countries where we have our operations. A *de minimis* percentage of our employees are covered by Collective Bargaining Agreements (CBA).
3.6	What percentage of your permanent employees are members of this recognized employee association?	Details will be available in our *Sustainability Report* on www.infosys.com/Sustainability.
3.7	Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment in the last financial year, and those that are pending, as on the end of the financial year.	Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, including vendors and clients. The forums to deal with issues and concerns raised by our employees are as follows: • Hearing Employees and Resolving (HEAR) • Anti-Sexual Harassment Initiative (ASHI) • Whistleblower Policy The details of concerns and grievances raised in fiscal 2017 are as follows:

Employee grievances	Number of grievances
Workplace harassment [1]	111
Workplace concerns [2]	516
Disciplinary issues – major [3]	359
Disciplinary issues – minor [4]	484
Total	1,470
Closure statistics	
Internal arbitration	495
Disciplinary action	925
Total	[5] 1,420

Scope: Infosys Group

(1) Workplace harassment – Refers to all major and minor sexual harassment issues heard and resolved at the workplace.

(2) Workplace concerns – Refers to grievances employees raise at the workplace.

(3) Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken on individuals on account of incorrect data provided at the time of joining.

(4) Minor – These cases refer to misdemeanors or mistakes that can be corrected.

(5) Neutral panel investigations are in progress for 50 open cases. This is work in progress for closure.

The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Ministry of Women and Child Development notification dated December 9, 2013 are as follows:

Complaints received	Fiscal 2017
Number of cases filed	88
Disposal by conciliation	5
Disposal by disciplinary action(s) [1]	72

(1) 11 cases evaluated by the Internal Committee (IC) were reported in March 2017 and the investigation process was under way as on March 31, 2017.

Principle No.	Description	Response
3.8	What percentage of your under-mentioned employees were given safety and skill up-gradation training in the last year? • Permanent employees • Permanent women employees • Casual / temporary / contractual employees • Employees with disabilities	Our training programs cover all our employees irrespective of race, gender, or physical disability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement. Refer to *Education and Learning as the Path to Our Transformation* section in the Annual Report to read more details about our training strategy and continuous learning interventions. The total number of training days for the last three years is as follows: (see table below) Ozone, our Heath, Safety and Environmental Management System (HSEMS) seeks to provide a safe and healthy workplace to our employees, visitors and contract workers. The initiative also keeps employees, contractors and others well-informed, trained and committed to our HSE policy and procedures. The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions and periodic demonstrations related to safety, security and wellbeing – is provided. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness.
P4 – Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.		
4.1	Has the Company mapped its internal and external stakeholders?	Yes. The details are provided on our website, at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx.
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?	Yes. The details are provided on our website, at https://www.infosys.com/sustainability/social
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	Yes, as a socially responsible organization, we are committed to work for the welfare of the communities around us. Our community engagement interventions include: • Grant-making • Organization-led projects • Employee-driven initiatives • Community sabbaticals For more details on our work with communities, refer to *Annexure 7* to *Boards' report* in the Annual Report and our websites, www.infosys.org and https://www.infosys.com/sustainability/.
P5 – Businesses should respect and promote human rights.		
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes, all companies in the Infosys Group are covered by the policy.

Particulars	Fiscal 2017	Fiscal 2016	Fiscal 2015
Employee count	2,00,364	1,94,044	1,76,187
Total training days	20,40,962	21,22,318	33,60,099

Principle No.	Description	Response
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	Infosys is signatory to the UNGC. The Human Rights Statement, based on the United Nations Global Compact (UNGC) principles, guides our policies and practices. We have various grievance redressal channels to deal with issues related to discrimination, retaliation and harassment. The complainants are assured of complete anonymity and confidentiality. Refer to the table under 3.7 for details on stakeholder complaints.
P6 – Business should respect, protect, and make efforts to restore the environment.		
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Protection of the environment ranks high among our corporate goals and as a responsible corporate citizen, we are committed to putting a specific policy in place to ensure we take definite steps to protect the environment. Our Health, Safety and Environment (HSE) policy – that regularly shares best practices and provides a safe and healthy workplace for our employees, contractors and visitors – is testimony to this effort. The policy is made available to all our employees worldwide on Sparsh (our intranet), and as posters and instructions on digital and physical display areas across our campuses. We have received ISO 14001:2004 and OHSAS 18001 certification for 81% of our locations in India. Our objectives and targets have been documented at the corporate and development center levels and is monitored and tracked at regular intervals. We also have operational controls for impact management based on severity.
6.2	Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	In 2008, we had committed to an aggressive goal of reducing our per capita energy consumption by 50% by fiscal 2018. In fiscal 2017, we achieved a reduction of 51.18% in per capita energy consumption, thereby meeting and exceeding the goal a year ahead of target. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/.
6.3	Does the Company identify and assess potential environmental risks?	Environmental risks form a part of our operational risks in the 'Integrated Risk Management' framework. Ozone, our Health, Safety and Environment Management System (HSEMS), guides our efforts in managing environmental impacts of our operations. Read our *Sustainability Reports* on https://www.infosys.com/sustainability/ for information on the progress of our environmental sustainability efforts.
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	Not applicable

Principle No.	Description	Response
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	We have been front-runners in embracing new technologies that generate cleaner forms of energy. While we have set up one of the largest solar farms to power an entire campus in Hyderabad, we have also been pursuing cleaner technologies across our operations. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/environment.
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	Yes, we comply with all the local pollution control boards' guidelines and go beyond adherence to the guidelines. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/.
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2017.
P7 – Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner.		
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Yes, as an industry influencer, we are part of global and local associations. We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. The following are the significant associations during fiscal 2017: a. National Association of Software and Services Companies (NASSCOM) b. World Business Council for Sustainable Development (WBCSD) c. Confederation of Indian Industry (CII) d. Federation of Indian Chambers of Commerce and Industry (FICCI) e. IEEE Bangalore Section Payment Gateway f. Indo-Australian Chamber of Commerce g. business disability international (bdi) h. Chamber of Commerce of the U.S.A. i. National Renewable Energy Laboratory (NREL), U.S. j. Alliance for an Energy Efficient Economy (AEEE), India k. Solar Energy Research Institute for India and the U.S. (SERIIUS) l. Indian Green Building Council (IGBC)

Principle No.	Description	Response
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	We believe that it is our responsibility to help build a better business environment and thus a better world with opportunities for everyone. Our advocacy efforts are championed across the world by our senior leaders. In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social and environmental dimensions. For more details, visit https://www.infosys.com/sustainability/about-us/overview/Pages/partnerships.aspx.
P8 – Businesses should support inclusive growth and equitable development.		
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Our corporate social responsibility supports inclusive growth of not only communities where we have our operations, but also encompasses the overall development of societies and human capabilities. From uplifting the poorest sections of the society through the Infosys Foundation, promoting science and math education in the U.S. through the Infosys Foundation USA, encouraging science and research through the Infosys Science Foundation, increasing the employability of engineering students through Campus Connect, to empowering our employees to become responsible citizens through volunteering, we will continue to strive towards inclusive growth and community development. For more details, refer to www.infosys.org and https://www.infosys.com/sustainability/social.
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	Infosys has established foundations in India and the U.S. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.
8.3	Have you done any impact assessment of your initiative?	Yes, the impact due to the Foundations' programs are provided on the respective websites, www.infosys.org and https://www.infosys.com/sustainability/social.
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	Refer to *Annexure 7* of the Annual Report. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	Yes, a majority of our community development projects go beyond the philanthropic one-time engagement and is designed for self-sustenance through a 'teach fishing' model. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.

Principle No.	Description	Response
P9 – Businesses should engage with and provide value to their customers and consumers in a responsible manner.		
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	None
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	Not applicable
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2017, no stakeholder has filed any case against the Company, nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior.
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	We interact with our clients on a regular basis and across multiple platforms. We also host premier CXO-level events annually in Europe and the Americas. Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. Infosys' customer experience increased significantly in 2016. All four measures of Satisfaction, Loyalty, Advocacy, and Business Value Perceptions witnessed a healthy increase. The satisfaction score for the year was 5.97.

For more details on our business and sustainable practices, visit our website, www.infosys.com/investors/reports-filings and https://www.infosys.com/sustainability.

Notes

Safe Harbor

This Annual Report contains 'forward-looking statements' that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the 'Outlook, risks and concerns' section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances unless required to do so by law.

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